As filed with the Securities and Exchange Commission on September 4, 2015

Securities Act File No. 333-176182

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 10

VII Peaks Co-Optivist Income BDC II, Inc.

(Exact name of registrant as specified in charter)

4 Orinda Way, Suite 125-A
Orinda, CA 94563
(855) 889-1778

(Address and telephone number,
including area code, of principal executive offices)

Gurpreet (Gurprit) S. Chandhoke
Chief Executive Officer
4 Orinda Way, Suite 125-A
Orinda, CA 94563

(Name and address of agent for service)

COPIES TO:

Robert J. Mottern, Esq.
Davis Gillett Mottern & Sims, LLC
1230 Peachtree Street, N.E., Suite 2445
Atlanta, GA 30309
Tel: (404) 607-6933
Fax: (678) 840-2126

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a distribution reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):

☒ when declared effective pursuant to Section 8(c).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 4, 2015

PROSPECTUS

Maximum Offering of 75,000,000 Shares of Common Stock

VII Peaks Co-Optivist Income BDC II, Inc.

Common Stock

We are an externally managed, non-diversified closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended, or the 1940 Act.

We invest in discounted corporate debt and equity-linked debt securities of public and private companies that trade on the secondary loan market for institutional investors and provide distributions to investors. At the same time, we actively work with the target company’s management to restructure the underlying securities and improve the liquidity position of the target company’s balance sheet. We employ a proprietary “Co-Optivist”TM approach (“cooperative activism”, Co-OptivistTM is a registered trademark of VII Peaks Capital, LLC and is being used with their permission) in executing our investment strategy, which entails proactively engaging the target company management on average 24 months prior to a redemption event (typically a put or maturity event) to create an opportunity for growth in the investments. Our strategy is not dependent on restructuring to generate distributions.

Our investment objectives are to generate current income and capital appreciation. We intend to meet our investment objectives by: (i) realizing income and capital appreciation through the acquisition, management and orderly liquidation of corporate debt securities, (ii) making distributions of available distributable cash to our shareholders, and (iii) preserving the capital investments of our shareholders. There can be no assurance that any of these objectives will be achieved.

We are managed by VII Peaks Capital, LLC, or our Manager, which is registered as an investment adviser with the Securities and Exchange Commission. We have elected to be treated for federal income tax purposes, as a regulated investment company under the Internal Revenue Code, as amended.

Through our dealer manager, Axiom Capital Management, Inc., or Axiom, we are offering up to 75,000,000 of our shares of common stock in this offering at an initial offering price of $9.75 per share; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that our shares are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. Axiom is not required to sell any specific number or dollar amount of our shares but will use its best efforts to sell the shares offered. In the event of a material decline in our net asset value per share, which we consider to be a 5% decrease below our current net offering price, and subject to certain conditions, we will reduce our offering price accordingly. The minimum permitted purchase is $5,000 of our shares.

•	Our distributions historically have not been based on our investment performance; instead, a significant portion has constituted a return of capital. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities. In 2013, 2014, and the first six months of 2015, the portion of our distributions that constituted a return of capital was 30%, 69%, and 50%, respectively. You should assume that a substantial part of our distributions will continue to be funded from paid-in capital until our net assets increase sufficiently to lower our expense ratio, which we do not expect to occur until we have more than $147 million in assets, or until our Manager enters into an expense support agreement with us, which may never occur.
•	You should not expect to be able to sell your shares regardless of how we perform. If you are able to sell your shares of common stock, you will likely receive less than your purchase price. Because you will be unable to sell your shares, you will be unable to reduce your exposure on any market downturn.
•	We do not intend to list our common stock on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the common stock to develop.
•	We have implemented a quarterly tender offer program, but only a limited number of shares of common stock will be eligible for repurchase by us. In addition, any such repurchases will be at a price less than the current offering price in effect on the date that we initiate each quarterly repurchase offer.
•	You should consider that you may not have access to the money you invest for an indefinite period of time. An investment in our shares of common stock is not suitable for you if you need access to the money you invest. See “Tender Offer Program,” “Suitability Standards” and “Liquidity Strategy.”
•	Our net offering price, which is $8.775 per share after deducting commissions, currently exceeds the net asset value of our common stock, which was $7.31 per share as of December 31, 2014. The pricing committee of our board of directors has recently reduced our offering price due to permanent impairments in the value of certain investments, or declines in our net asset value attributable to the payment of dividends in excess of net investment income, but has not reduced the offering price further because of a determination that the remainder of the decline in our net asset value per share is attributable to temporary market factors.
•	Investors will pay a sales load of up to 10% and offering expenses of up to 1.5%, and therefore investors will need to realize a return of 13% on their net investment in order to recover these expenses.

Shares of our common stock are appropriate only as a long-term investment. An investment in our common stock should be considered only by investors who can assess and bear the substantial risks associated with such an investment. See “Suitability Standards” and “Risk Factors.” We intend to continuously offer shares in this offering. As a result, your ownership in us is subject to dilution. See “Risk Factors — Risks Related to This Offering and Our Shares — A shareholder’s interest in us will be diluted if we issue additional shares” for more information.

This prospectus contains important information about us that a prospective investor should know before investing in our shares. Please read this prospectus before investing and keep it for future reference. We will file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission. This information will be available free of charge by contacting us at 4 Orinda Way, Suite 125-A, Orinda, CA 94563 or by telephone at (855) 889-1778 or on our website at www.viipeaksbdc.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus. The Securities and Exchange Commission also maintains a website at www.sec.gov that contains such information. Except as specifically required by the Investment Company Act of 1940, as amended, and the rules and regulations thereunder, the use of forecasts is prohibited and any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in our common stock is not permitted.

Investing in our common stock is considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. See “Risk Factors” to read about the risks you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the investment merits of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. We will file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission.

	Per Share	Total Maximum(1)(2)
Public offering price	$9.750	$731,250,000
Sales load	$0.975	$73,125,000
Proceeds, before expenses, to us(3)	$8.775	$658,125,000

(1)	Assumes all shares are sold at the current offering price of $9.75 per share, which is subject to adjustment based upon, among other things, our net asset value per share. Prior to November 18, 2014, our offering price was $10.00 per share.
(2)	“Sales load” includes selling commissions of 7.0% and dealer manager fees of 3.0%.
(3)	We estimate that we will incur approximately $10,968,750 of expenses if the maximum number of shares is sold. Because you will pay a sales load of up to 10% and offering expenses of up to 1.5%, if you invest $100 in our shares and pay the full sales load, between $90.00 and $88.50 of your investment will actually be used by us for investments. See “Estimated Use of Proceeds.”

Axiom Capital Management, Inc.

The date of this prospectus is September 4, 2015.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we have filed with the SEC, in connection with a continuous offering process, to raise capital for us. As we make material investments or have other material developments, we will periodically provide a prospectus supplement or may amend this prospectus to add, update or change information contained in this prospectus. We will seek to avoid interruptions in the continuous offering of our common stock, but may, to the extent permitted or required under the rules and regulations of the SEC, supplement the prospectus or file an amendment to the registration statement with the SEC if our net asset value per share: (i) declines more than 10% from the net asset value per share as of the effective date of this registration statement or (ii) increases to an amount that is greater than the net proceeds per share as stated in the prospectus. However, there can be no assurance that our continuous offering will not be interrupted during the SEC’s review of any such amendment.

You should rely only on the information contained in this prospectus. Our dealer manager is Axiom Capital Management, Inc., which we refer to in this prospectus as Axiom. Neither we nor Axiom has authorized any other person to provide you with different information from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or sale of our common stock. If there is a material change in our affairs, we will amend or supplement this prospectus.

Any statement that we make in this prospectus may be modified or superseded by us in a subsequent prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described below under “Additional Information.”

Pursuant to applicable state securities laws, our common shares offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. We do not expect there to be any public market for our common shares in the foreseeable future, which means that it may be difficult to sell your common shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, furnishings and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective shareholder’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the common shares, (d) the background and qualifications of VII Peaks Capital, LLC and (e) the tax consequences of the investment.

In addition to the above, the following states have enhanced suitability standards as follows:

Alabama — Investors must have a net worth of at least 10 times their investment in us and other similar programs.

California — In addition to the suitability standards above, an investor in the State of California must limit his or her investment in us to 10% of his or her net worth (excluding home, furnishings and automobiles).

Kansas — It is recommended by the Office of the Securities Commissioner of Kansas that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in us and other non-traded business development companies. Liquid net worth is that portion of an investor’s net worth that consists of cash, cash equivalents and readily marketable securities.

Kentucky — Investors who reside in the state of Kentucky must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, a Kentucky investor’s total investment in us shall not exceed 10% of his or her liquid net worth.

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Iowa — Investors who reside in the state of Iowa must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, an Iowa investor’s total investment in us shall not exceed 10% of his or her net worth. Liquid net worth is that portion of an investor’s net worth that consists of cash, cash equivalents and readily marketable securities and is exclusive of home, auto and furnishings.

Maine — The Maine Office of Securities recommends that a Maine investor’s aggregate investment in this offering and similar offerings not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Massachusetts — It is recommended by the Massachusetts Securities Division that Massachusetts investors not invest, in the aggregate, more than 10% of their liquid net worth in us and other non-traded business development companies or non-traded direct participation programs. Liquid net worth is that portion of an investor’s net worth that consists of cash, cash equivalents and readily marketable securities.

Nebraska — Each Nebraska investor must represent that, in addition to the general suitability requirements described above, said investor has (i) either (a) an annual gross income of at least $100,000 and a net worth of at least $350,000, or (b) a net worth of at least $500,000 (exclusive of home, home furnishings and automobiles); and (ii) maximum investment in this offering will not exceed 10% of the investor’s net worth.

New Jersey — In addition to the suitability standards noted above, the New Jersey Bureau of Securities recommends that an investor’s aggregate investment in this offering and similar offerings not exceed 10% of the investor’s liquid net worth. For this purpose “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents in readily marketable securities.

New Mexico — In addition to the suitability standards above, an investor in the state of New Mexico must limit his or her investment in us and our affiliates to 10% of his or her net worth.

North Dakota — Shares will only be sold to residents of North Dakota representing that they have a net worth of at least ten times their investment in us and our affiliates and that they meet one of the established suitability standards.

Ohio — In addition to the general suitability standards, it shall be unsuitable for an Ohio investor’s aggregate investment in our shares, shares of our affiliates, and in other non-traded business development companies to exceed ten percent (10%) of his, her, or its liquid net worth. Liquid net worth is that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Oklahoma — In addition to the general suitability standards, Oklahoma residents must not invest, in the aggregate, more than 10% of their net worth (not including home, home furnishings and automobiles, in us.

Oregon — In addition to the suitability standards above, an investor in the state of Oregon must limit his or her investment in us and our affiliates to 10% of his or her net worth.

Tennessee — In addition to the suitability standards noted above, an investor in the State of Tennessee must represent that said investor has (i) a minimum annual gross income of $100,000 and a minimum net worth of $100,000, or (ii) a minimum net worth of $500,000 exclusive of home, home furnishings and automobile. Additionally, a Tennessee investor’s total investment in us shall not exceed 10% of his or her net worth.

In addition to investors who meet the minimum income and net worth requirements set forth above, our shares may be sold to financial institutions that qualify as “institutional investors” under the state securities laws of the state in which they reside. “Institutional investor” is generally defined to include banks, insurance companies, investment companies as defined in the 1940 Act, pension or profit sharing trusts and certain other financial institutions. A financial institution that desires to purchase shares will be required to confirm that it is an “institutional investor” under applicable state securities laws.

Statistical and market data used in this prospectus has been obtained from governmental and independent industry sources and publications. We have not independently verified the data obtained from these sources, and we cannot assure you of the accuracy or completeness of the data.

Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements contained in this prospectus. See “Forward-Looking Statements.”

SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read this entire prospectus carefully, including the “Risk Factors” section. Unless otherwise noted, the terms “we,” “us,” “our,” and the “Company” refer to VII Peaks Co-Optivist Income BDC II, Inc. In addition, the term “Manager” refers to VII Peaks Capital, LLC, which serves as our investment adviser and administrator.

Overview

We invest in discounted corporate debt and equity-linked debt securities of public and private companies that trade on the secondary loan market for institutional investors and provide distributions to investors. At the same time, we actively work with the target company’s management to restructure the underlying securities and improve the liquidity position of the target company’s balance sheet. We employ a proprietary “Co-Optivist”TM approach (“cooperative activism”, Co-OptivistTM is a registered trademark of VII Peaks Capital, LLC, or VII Peaks, and is being used with their permission) in executing our investment strategy, which entails proactively engaging the target company management on average 24 months prior to a redemption event (typically a put or maturity event) to create an opportunity for growth in the investments. Our strategy is not dependent on restructuring to generate distributions.

Our investment objectives are to generate current income and capital appreciation. We intend to meet our investment objectives by: (i) realizing income and capital appreciation through the acquisition, management and orderly liquidation of corporate debt securities, (ii) making distributions of available distributable cash to our shareholders, and (iii) preserving the capital investments of our shareholders.

Our proprietary “Co-Optivist”TM (cooperative activism) approach entails investment in the corporate debt and equity-linked debt securities of target companies, or Target Investments, in conjunction with proactively engaging the target companies’ management. We acquire Target Investments whose debt securities trade on the over-the-counter market for institutional loans at a discount to their par redemption value, and will be subject to a “redemption event” within (on average) 24 months. We define a “redemption event” as a maturity event or a put event (where investors in the target company’s debt security can have a redemption right at a pre-determined price). We hold such debt an average of 12 – 18 months, during which time we anticipate working actively with the target company’s management to effect and/or participate in a restructuring or exchange of the invested securities for new securities.

We make investments in target companies that meet our investment criteria. The size of an individual investment will vary based on numerous factors, including the amount of funds raised in this offering. However, assuming we raise the maximum offering amount of $750 million, we expect to hold at least 50 investments, and we anticipate that the minimum investment size will be approximately $250,000. We do not anticipate being heavily invested in any one industry, and generally, we do not expect to invest in more than two different classes of debt of the same target company. We invest in debt and equity-linked debt of target companies with a minimum enterprise value of $200 million and whose debt and equity-linked debt is actively traded in the secondary loan market. Our portfolio is predominantly composed of fixed-rate high-yield and equity-linked corporate debt securities. However, we may also purchase senior secured corporate debt securities which may have variable interest rates. We currently anticipate that the portion of our portfolio composed of variable rate corporate debt securities, if any, will not exceed 20%, but we may increase that to 33% of our aggregate portfolio at the time of any purchase depending on market opportunities.

Between 2001 and 2008, corporate debt levels and the supply of leverage offered by banks and other investors steadily increased. We believe a significant amount of this debt will be subject to a redemption event prior to 2015. Many of the companies that have outstanding issues of such debt have not or been unable to proactively refinance, creating a “refinancing wall” that we believe will create a liquidity shortfall for many issuers. The value of the debt securities of these companies as reflected in prices quoted in the secondary loan market, may be at a significant discount to par, and represent a premium yield to maturity reflective of these liquidity concerns, creating the opportunity for us to identify and invest in the debt securities of select companies at attractive current market valuations. We believe that our Co-OptivistTM approach can help our target companies achieve results that are beneficial to the long-term value of their businesses, which will, in turn, result in capital gains through capital appreciation, or the exchange of invested securities into a current security or cash at a premium to its acquisition price. Our principals collectively have experience in principal investing, debt securities and general capital markets, and we believe we are well-positioned to capitalize on these opportunities.

This offering is intended to provide shareholders with a low minimum investment amount and limited liquidity of their shares of common stock. While our primary objective is to seek a restructuring of the debt securities we acquire, the success of our investment strategy is not entirely dependent upon a restructuring event. We seek to acquire debt securities that have an acceptable level of risk while also providing us with the potential to generate annual returns of 8 – 10%, even if no restructuring of the debt occurs. We also actively manage against potential downside risk and volatility by employing various hedging strategies, which may include purchasing derivatives or other securities. We do not anticipate that such equity exposure including overall hedging costs will exceed 5% of the overall portfolio.

Status of Our Offering

On July 10, 2012, we announced that we successfully achieved our minimum offering requirement of raising $1 million from purchasers not affiliated with us or our investment adviser. As a result and pursuant to the terms of the Escrow Agreement we entered into with UMB Bank, N.A., subscriber funds held in escrow were released to us and we admitted our first investors as stockholders. Since commencing our continuous public offering and through June 30, 2015, we have sold 6.31 million shares of our common stock in the offering for gross proceeds of approximately $63.4 million.

The Offering

We are offering up to 75,000,000 shares of our common stock on a continuous basis as permitted by the federal securities laws. In the event of a material decline in our net asset value per share, which we consider to be a 5% decrease below our current net offering price, and subject to certain conditions, we will reduce our offering price accordingly. See “Plan of Distribution” for more information about our pricing policy. We will file post-effective amendments to the registration statement of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering for at least two years. Axiom is not required to sell any specific number or dollar amount of our shares but will use its best efforts to sell the shares offered. We will accept subscriptions for a minimum purchase of $5,000, although we may, in our sole and absolute discretion, accept subscriptions for lower amounts.

Effective for the February 28, 2013 close and onwards, the Pricing Committee of our Board of Directors increased the share price for new investments from $10.00 to $10.15 per share due to an increase in our NAV generated from successful refinancings of portfolio companies. On August 8, 2014, the Pricing Committee of our Board of Directors decreased the share price for new investments from $10.15 to $10.00 per share, and on November 18, 2014 the Pricing Committee of our Board of Directors decreased the share price for new investments from $10.00 to $9.75 per share. The decreases in August and November 2014 were made as a result of reductions in the net asset value per share of the Company’s common stock, which resulted from three factors: overall declines in the market prices of high yield debt instruments this year, declines in the market value of specific positions that have defaulted or which the market perceives will need to restructure, and as a result of distributions made to date in excess of net investment income. The Pricing Committee of our Board of Directors is required to reassess our offering price when there is a decrease in NAV per share of more than 5% below our current net offering price, and is required to reduce the offering price where the decrease in the NAV per share is the result of a non-temporary movement in the credit markets or in the value of our assets. Our board reviewed market data regarding movements in the credit markets, and the specific circumstances surrounding each of the positions in our portfolio which had experienced the greatest decline in value, including recent earnings announcements, collateral, priority in the capital structure, and current indications as to the terms of any restructuring. Based on that analysis, the board of directors determined that a reduction in our gross offering price to $9.75 per share accurately reflected the extent to which the decline was the result of non-temporary factors in the markets and specific positions.

Axiom Capital Management, Inc. acts as the dealer manager in this offering.

Portfolio Update

As of June 30, 2015, we have invested an aggregate of approximately $47.1 million in 40 investment positions in 32 portfolio companies. At June 30, 2015, the fair value of our investment positions was $40.6 million (excluding cash and including the accrued interest of $0.9 million). As of such date, our estimated gross annual portfolio current yield was 9.53% and gross annual portfolio yield to maturity was 10.82% (excluding equity investments and non-accrual investments) based on the purchase price of our investments. As of such date, the estimated gross annual portfolio current yield of our investment portfolio was 6.84%. The average duration of our debt portfolio was approximately 2.7 years. During the six months ended June 30, 2015, we exited 9 portfolio companies in full and 1 partially for aggregate sales proceeds of $10.7 million. As of June 30, 2015, we had one portfolio investment in default of payment of its par value at maturity date, Suntech Power Holdings Company, with a fair value of $1 which represented a negligible amount of our total portfolio. As of June 30, 2015, in addition to the investment in maturity date default, seven additional investments had not paid coupon interest as due beyond the thirty day grace period. These investments are Colt Defense LLC, 8.75%, November 15, 2017; Caesars Entertainment Corp, 11.25%, June 1, 2017; Caesars Entertainment Corp, 10.75%, February 1, 2016; Endeavour International Corp., 12%, March 1, 2018; Endeavour International Corp., 12%, June 1, 2018; QuickSilver Resources, Inc., 7.13%, April 1, 2016; and Saratoga Resources, Inc., 12.50% July 1, 2016. Interest on these investments was accrued through the date that the last coupon payment was received. These investments were placed in a nonaccrual status. Two other investments, Education Management, LLC and NII Holdings were restructured as private equity instruments, and no longer have income producing attributes.

Our Manager

Our investment activities are managed by our Manager who is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act. Our Manager is responsible for sourcing potential investments, conducting research on prospective investments, analyzing investment opportunities, structuring our investments, and monitoring our investments and portfolio companies on an ongoing basis. Our Manager is led by Gurpreet (Gurprit) S. Chandhoke, who also serves as our Chief Executive Officer, and Stephen F. Shea. They are supported by the Manager’s team of employees, including investment professionals who have extensive experience in underwriting and issuing debt products that include high-yield, bank debt and convertible debt and have acted as financial advisers to private equity funds, venture capital firms and corporations in mergers and acquisitions, recapitalization and corporate finance transactions, and have served as principal investors in private equity and leveraged buyout transactions.

Our Manager has an investment committee that is responsible for reviewing, discussing and approving each investment opportunity we seek to pursue. We anticipate that our investment committee will meet once a week to discuss new and existing opportunities and developments on current investments. Our investment committee currently consists of Mr. Chandhoke, our Chief Executive Officer, and Mr. Shea.

Our Affiliates

Our Manager is owned and managed by Gurpreet (Gurprit) S. Chandhoke, our Chief Executive Officer, and Stephen F. Shea. Founded in April 2009 with principal offices in Orinda, California, our Manager is an investment management firm that currently serves as a sub-advisor to a number of separate managed accounts managed by large global financial institutions and other private funds.

Our Manager also manages VII Peaks Co-Optivist B Fund I, LLC, VII Peaks Co-Optivist R Fund I, LLC and VII Peaks Co-Optivist B Fund II, LLC, private funds that were formed to conduct private placements of securities and which have substantially similar investment objectives as the Company. As of December 31, 2014, VII Peaks Co-Optivist B Fund I, LLC, VII Peaks Co-Optivist R Fund I, LLC and VII Peaks Co-Optivist B Fund II, LLC had aggregate net assets of $8.1 million.

The investment objective, strategy and fee structure of the private funds are substantially similar to those of VII Peaks Co-Optivist Income BDC II, Inc. However, the performance of the private funds is not necessarily indicative of our future performance.

Risk Factors

An investment in our common stock involves a high degree of risk and may be considered speculative. You should carefully consider the information found in “Risk Factors” beginning on page 25 before deciding to invest in shares of our common stock. Risks involved in an investment in us include (among others) the following:

•	The purchase price at which you purchase common shares will be determined at each semi-monthly closing date. As a result, your purchase price may be high than the prior semi-monthly closing price per share, and therefore you may receive a smaller number of common shares than if you had subscribed at the prior semi-monthly closing price.
•	We are a relatively new company and have a limited operating history and are subject to the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives.
•	There is currently no public market for our shares and no market for our shares is expected to develop for the foreseeable future.
•	The amount of any distributions we may make is uncertain. Our distribution proceeds have exceeded, and in the future may exceed, our net investment income, particularly during the period before we have substantially invested the net proceeds from this offering. Therefore, portions of the distributions that we make may represent a return of capital to you for tax purposes. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities and will be made after deduction of the fees and expenses payable in connection with the offering, including any fees payable to our Manager.
•	Economic activity in the United States was impacted by the global financial crisis of 2008 and has yet to fully recover. These conditions may make it more difficult for us to achieve our investment objectives.
•	Because there is no public trading market for our shares and we are not obligated to effectuate a liquidity event by a specified date, it will be difficult for you to sell your shares.
•	Our tender offer program may be suspended or terminated at any time.
•	Our portfolio companies may request our assistance in the management of their affairs, however we may not have director or shareholder controls over the business affairs of the companies to which we loan capital.
•	A significant portion of our portfolio will be recorded at fair value as determined in good faith by our board of directors and, as a result, there will be uncertainty as to the value of our portfolio investments.
•	The potential for our Manager to earn incentive fees under the investment advisory agreement may create an incentive for it to enter into investments that are riskier or more speculative than would otherwise be in our best interests.
•	This is a “best efforts” offering and, if we are unable to raise substantial funds then we will be more limited in the number and type of investments we may make. As a result, our ability to diversify will be constrained.
•	Our Manager and certain of its affiliates, some of which may have the same or substantially similar investment objectives as the Company, face conflicts of interest as a result of compensation arrangements, time constraints and competition for investments, which they will attempt to resolve in a fair and equitable manner, but which may result in actions that are not in our shareholders’ best interests.

•	You may be able to rely on your own broker-dealer to make an independent review and investigation of the terms of this offering. If you are unable to so rely on your broker-dealer, however, you will not have the benefit of any independent review and evaluation of the terms of this offering by our dealer manager since it is an affiliated entity.
•	We are subject to financial market risks, including changes in interest rates, which may have a substantial negative impact on our investments.
•	We have elected to be treated, and intend to qualify annually, as a regulated investment company, or RIC, for federal income tax purposes. Failure to maintain our qualifications as a RIC would subject us to federal income tax on all of our income, which would have a material adverse effect on our financial performance.
•	Our portfolio investments, especially until we raise significant capital from this offering, may be concentrated in a limited number of portfolio companies, which would magnify the effect of any losses suffered by a few of these investments.
•	As a result of the annual distribution requirement to maintain our qualification as a RIC, we will likely need to continually raise cash or borrow to fund new investments. At times, these sources of funding may not be available to us on acceptable terms, if at all.
•	Our portfolio investments, especially until we raise significant capital from this offering, may be concentrated in a limited number of portfolio companies, which would magnify the effect of any losses suffered by a few of these investments.
•	To the extent some of our investments may provide for deferred interests payments or payment in kind, or PIK, payments, we may be required to make a distribution to our stockholders in order to satisfy the annual distribution requirement as a RIC, even though we will not have received the corresponding cash amount.

Market Opportunity

In the upcoming years, we believe many companies will face maturities and redemptions on significant amounts of outstanding debt and will have to find ways to refinance those obligations. As of December 2012, Credit Suisse estimates approximately $1.1 trillion of U.S. based high-yield and institutional loans to mature between 2013 and 2018.

While companies have recently taken advantage of the low-interest rate environment to amend and extend their debt maturities, we believe this is only a temporary push-out of the debt maturity wall without a meaningful reduction in overall outstanding debt. For the foreseeable future, we expect continued low demand for collateralized debt and soft economic growth to keep credit markets tight. The amount of speculative-grade debt (“BB+” and lower) coming due will continue to be a large share of overall maturing debt. Corporate borrowers whose debt carries lower ratings have had difficulty obtaining refinancing and face what we call a “refinancing wall”. As a result, many companies with speculative-grade debt have chosen to amend-and-extend their maturities rather than fully refinance their debt.

Our strategy is to invest in debt securities that are issued by companies with solid fundamentals and business prospects but who are facing a liquidity shortfall as they approach the “refinancing wall”. We believe that the expertise and experience of the officers of our Manager provide us with the ability to identify debt securities that we believe are currently mispriced in the secondary loan market and thus provide opportunity for returns as their values recover and appreciate.

Potential Competitive Strengths

We believe that we have the following potential competitive strengths as compared to investment funds that also invest in discounted corporate debt and equity-linked debt securities:

•	We Are Not a Traditional Distressed Fund. Traditional distressed debt investors typically seek to own the debt and engage in a bankruptcy process with the issuing company and eventually become equity holders. Through equity ownership, traditional distressed debt investors then intend to restructure operations of the company. In contrast, we do not invest in debt securities with the intent of undergoing a bankruptcy process. We look to partner with management to pro-actively avoid a default and bankruptcy situation. We are focused on restructuring company balance sheets, not company operations.
•	Investment Hold Period. We do not actively trade in and out of positions. Rather, we hold our investments for an average of 12 – 18 months. During this hold period we work co-operatively with target company management and other debt holders on a debt restructuring or exchange.
•	Comprehensive Private Equity Due Diligence Approach. We employ a comprehensive private equity approach to our investment due diligence process. This approach involves performing comprehensive business and industry due diligence and in-depth, bottoms-up valuation analyses for each investment, comparable to what a private equity firm with a long-term ownership position would conduct prior to investing in a target company. We believe this disciplined approach serves as an effective risk management tool for our investment process.
•	Relevant Capital Markets and Investment Experience. Our investment team consists of individuals who collectively have expertise and experience in principal investing, debt securities and general capital markets. The members of our investment team combined have been involved in the issuance of over $20 billion of debt securities, advised on a number of merger and acquisition transactions and invested in a number of private equity and leveraged buyout transactions.

Investment Criteria and Strategy

We invest in discounted corporate debt and equity-linked debt securities of companies that have a perceived risk of near term liquidity issues but have solid business fundamentals and prospects, including historical revenue growth, positive cash flow, significant and sustainable market presence, and sufficient asset coverage. We take a principal position in discounted debt securities with the primary goal of restructuring the terms of the debt to allow the target company to increase its liquidity and strengthen its balance sheet. Our typical target company has a debt redemption event (typically either a put or maturity event) on average within 24 months of our investment and has experienced a significant decline in its equity value reflective of a highly leverage capital structure or general market conditions. We believe that proactively guiding such companies to restructure their debt will allow them to increase liquidity and free up resources to grow their businesses rather than focusing on managing their debt obligations. We also believe that our involvement can allow the target company more flexibility to explore strategic alternatives, since the terms of the existing debt structure often limits strategic options for the target company.

The following is our primary investment criteria for our target companies:

•	minimum enterprise value of $200 million;
•	solid business fundamentals, such as historic revenue growth, profitability and cash flow generation, and favorable prospects for continued improvement in financial performance;
•	sufficient asset coverage of at least one and a half times the amount of our potential investment for outstanding liabilities;
•	debt or equity-linked debt trading at a discount to par or at a premium yield in secondary loan markets due to a perceived risk of near term liquidity issues;
•	balance sheet with debt to total capitalization of at least 50% or high debt to equity ratios; and
•	near term redemption (maturity or put) event on its debt creating an upcoming liquidity shortfall.

The securities that we target include high-yield debt, bank debt, convertible debt, and collateralized loan obligations (“CLO”), which are high-yield loans securitized into pools containing varying degrees of credit rating. We focus on investment opportunities that provide us with the potential to generate income to support sustainable distributions, even if no restructuring of the debt occurs. However, we may also purchase senior secured corporate debt securities which may have variable interest rates. We currently anticipate that the portion of our portfolio composed of variable rate corporate debt securities, if any, will not exceed 20%, but we may increase that to 33% of our aggregate portfolio at the time of any purchase depending on market opportunities. In addition to the investments noted above, we may invest up to 30% of our portfolio in opportunistic investments, including, but not limited to, high-yield bonds, private equity investments, distressed debt investments and securities of public companies that are not thinly traded. We expect that these public companies generally will have debt securities that are non-investment grade. We also may invest in debt securities of middle-market companies located outside of the United States. All investments by us will be subject to oversight by our board of directors, a majority of whom will be independent directors with no material interests in such transactions.

In each of our debt investments, we seek to become an influential investor, typically either through the size of our position or cooperation with other debt holders to pursue the shared goal of a beneficial debt restructuring. We actively work with other debt holders and the target company management to potentially restructure and exchange the existing debt for new securities with amended terms. We believe that a debt restructuring can be a positive outcome for not just the issuer but also its other stakeholders.

•	For investors in the existing debt, a restructuring is often effected through an exchange of securities at a premium to current trading levels to compel security holders to participate. The commencement of a restructuring and its perceived improvement to the Company’s balance sheet represents an opportunity for investors to participate in capital appreciation that may result from a recovery in the value of the debt securities.
•	For such issuers and their equity holders, a debt restructuring is typically viewed favorably by the equity markets and may result in price appreciation in the target company’s equity securities.
•	For the issuer, a debt restructuring can potentially improve liquidity and strengthen its balance sheet by allowing the issuer to retire debt at a discount or obtain more favorable repayment terms.

We employ our Co-OptivistTM approach in executing our investment strategy, which entails taking an influential position and proactively engaging the target company management on average 24 months prior to a redemption event (typically a put or maturity event). This approach differs from traditional activist debt holders who typically wait until a company is near or at bankruptcy before beginning formal discussions regarding debt restructuring options. In addition, our strategy does not involve taking an operational role in the target company or changing management or members of the target company’s board of directors or actively negotiating the terms of the restructuring. Rather, we look to establish a positive working relationship in assisting our target companies to achieve shared goals.

We apply strict investment criteria to, and perform comprehensive due diligence on, each investment opportunity prior to making an investment decision. We focus on investment opportunities that provide potential annual returns of 8 – 10%. We define a base case as a situation where no debt restructuring occurs and the target company management chooses to meet the redemption event. With a successful restructuring, we see a potential for further upside in returns that could potentially exceed our base case. In connection with our investments, we actively pursue various hedging strategies to manage the volatility and risk profile of our overall investment portfolio, which may include purchasing derivatives or other securities. We do not anticipate that such equity exposure including overall hedging costs will exceed 5% of the overall portfolio.

Investment Advisory Agreement

Our Manager is compensated for its services under the Investment Advisory Agreement. Under the Investment Advisory Agreement, our Manager is entitled to a fee consisting of two components — a base management fee and an incentive fee.

Type of Fee	Amount	Payable
Base Management Fee	Our base management fee is calculated as follows:	Monthly in arrears
• 2.00% if our net assets are below $100 million;
• 1.75% if our net assets are between $100 million and $250 million; and
• 1.50% if our net assets are above $250 million.
Subordinated Incentive Fee on Income	20% but subordinated to a return on adjusted capital equal to 2.0% per quarter, or an annualized rate of 8.0%	Quarterly in arrears
Incentive Fee on Capital Gains	20.0%	Determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement)

See “Investment Advisory Agreement — Advisory Fees” for a more detailed description of the fees we will pay our Manager.

Administration Agreement

We have entered into an administration agreement with our Manager under which we have agreed to pay our Manager amounts based on our allocable portion of our Manager’s overhead in performing its obligations under the administration agreement. See “Administration Agreement.”

Estimated Use of Proceeds

We use the proceeds from this offering, net of selling commissions, dealer manager fees and offering expenses, to invest in discounted corporate debt and equity-linked debt securities of our target companies in accordance with our objectives and using the strategies described in this prospectus. The remainder of the proceeds are used for working capital and general corporate purposes, including funding approved repurchase requests under our tender offer program. There can be no assurance we will be able to sell all the shares we are registering. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objectives or provide diversification of our portfolio.

Until we are able to find such investment opportunities, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities and high-quality debt instruments maturing in one year or less from the time of investment. This is consistent with our status as a business development company and our election to be taxed as a RIC. We may also use the net proceeds to pay operating expenses and to fund distributions to our shareholders. In addition, during this time, we will pay management fees under the investment advisory agreement as described elsewhere in this prospectus. See “Estimated Use of Proceeds.”

Distributions

Subject to our board of director’s discretion and applicable legal restrictions, we authorize and declare ordinary cash distributions on a monthly basis and pay such distributions on a monthly basis. Any distributions to our shareholders will be declared out of assets legally available for distribution. We may fund our cash distributions to shareholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, and dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies. We have not established limits on the amount of funds we may use from available sources to make distributions.

When we commenced operations, we initiated a policy of declaring semi-monthly distributions at an annual distribution rate of 7.35% per annum of our offering price. We have authorized, declared and paid distributions to our shareholders at that rate on a semi-monthly basis since July 2012. In August 2015, the Board of Directors voted to maintain the 7.35% distribution rate on the gross offering price in the Company’s continuous offering, but decided to change the distributions to once a month instead of semi-monthly, beginning with the distributions declared at the August 17, 2015 meeting. Based upon our current level of operations, we estimate that about 80% of our distributions will constitute a return of capital. Our distributions historically have not been based on our investment performance. Prior to September 2013, our distributions were supported by our Manager in the form of operating expense support payments to us, and a portion of our distributions constituted a return of capital. Since September 2013, we have not had an expense support agreement with our Manager and as a result a greater portion of our distributions have constituted a return of capital. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities constitutes the return of capital previously paid to us for shares of our common stock.

The following table shows the percentage of our distributions which have been funded from net investment income, realized capital gains and paid in capital since the inception of operations:

Period	Per Share	Net Investment Income	Realized Gain From Investments	Return of Capital
July 12, 2012 – September 30, 2012	$0.18375	64%	0%	36%
October 1, 2012 – December 31, 2012*	0.26075	59%	0%	41%
January 1, 2013 – March 31, 2013*	0.26259	67%	13%	20%
April 1, 2013 – June 30, 2013	0.18650	77%	14%	9%
July 1, 2013 – September 30, 2013	0.18650	51%	10%	39%
October 1, 2013 – December 31, 2013	0.18650	13%	47%	40%
January 1, 2014 – March 31, 2014	0.18650	27%	13%	60%
April 1, 2014 – June 30, 2014	0.18650	49%	0%	51%
July 1, 2014 – September 30, 2014	0.18467	17%	3%	80%
October 1, 2014 – December 31, 2014	0.18145	15%	6%	79%
January 1, 2015 – March 31, 2015	0.17915	15%	5%	80%
April 1, 2015 – June 30, 2015	0.17915	63%	15%	22%

(*)	Includes a special distribution of $0.077 per share.

We expect to continue making distributions at the same distribution rate unless our results of operations, our general financial condition, general economic conditions, or other factors prohibit us from doing so. From time to time, but not less than quarterly, we review our accounts to determine whether distributions to our shareholders are appropriate.

There can be no assurance that we will be able to sustain distributions at any particular level.

Each year a statement on Internal Revenue Service Form 1099-DIV (or such successor form) identifying the source of the distribution (i.e., paid from ordinary income, paid from net capital gain on the sale of securities, or a return of capital) will be mailed to our shareholders. We expect to continue paying distributions at the same distribution rate, and that a substantial part of those distributions will constitute a return of capital for the foreseeable future. Our distributions will continue to constitute a return of capital until our net investment income is sufficient to support our distribution rate, which will probably not occur until our Manager enters into an expense support agreement with us, or our assets increase enough to lower our expense ratio, which we do not expect to occur until we have more than $147 million in assets, neither of which may ever occur. As a result, for the foreseeable future, a portion of the distributions we make will represent a return of capital for tax purposes. The tax basis of shares must be reduced by the amount of any return of capital distributions, which will result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares.

Distribution Reinvestment Plan

We have adopted an “opt-in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. If you wish to receive your distribution in cash, no action will be required on your part to do so. There will be no selling commissions, dealer manager fees or other sales charges to you if you elect to participate in the distribution reinvestment plan. We will pay the plan administrator’s fees under the plan. Your distribution amount will purchase shares of our common stock at 95% of the price that the shares are sold in the offering at the closing immediately following the distribution date. Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as our shares of common stock offered pursuant to this prospectus.

Prior to February 28, 2013, we sold common shares at an offering price of $10.00 per share. The following table summarizes adjustments we have made to our public offering price and the closing date on which such adjustments were first effective:

Adjusted Per Share Public Offering Price	First Effective Closing Date
$10.00	March 1, 2012
$10.15	February 28, 2013
$10.00	August 15, 2014
$9.75	November 18, 2014

The following table reflects the sources of the cash distributions on a tax basis that the Company has paid on its common stock (dollars in thousands) during the fiscal years ended December 31, 2014, 2013 and 2012, and the six months ended June 30, 2015:

Source of Distributions:	Six months ended June 30, 2015		Year ended December 31, 2014		Year ended December 31, 2013		Year ended December 31, 2012
Distributions from net investment income	$858	40.1%	$819	26.1%	$798	47.0%	$150	60.0%
Distributions from realized gains	215	10.0%	166	5.3%	395	23.3%	—	0.0%
Distributions from paid in capital	1,067	49.9%	2,153	68.6%	504	29.7%	100	40.0%
TOTAL	$2,140	100.0%	$3,138	100.0%	$1,697	100.0%	$250	100.0%

We are in a fund raising stage. As such, we incur offering expenses of 1.5% of the gross offering proceeds. The chart below shows the percentages of distributions from Net Investment Income excluding offering costs:

	Offering Expenses	Net Investment Income excluding offering costs	% Distribution from Net Investment Income excluding offering costs	% Distributions from Realized Gains excluding offering costs	% Distributions from Paid In Capital excluding offering costs
2015	$96	$954	45%	10%	45%
2014	$352	$1,171	37%	5%	58%
2013	$322	$1,120	66%	23%	11%
2012	$142	$292	100%	0%	0%

Suitability Standards

Shares of our common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means such that they do not have a need for liquidity in this investment. We have established financial suitability standards for shareholders in this offering which require that a purchaser of shares have either:

•	A gross annual income of at least $70,000 and a net worth of at least $70,000, or
•	A net worth of at least $250,000.

In addition, Axiom will require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective shareholder’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of our shares, (d) the background and qualifications of our Manager and (e) the tax consequences of the investment. See “Suitability Standards.”

For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these minimum standards must be met by the beneficiary, the fiduciary account or the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary. See “Suitability Standards.”

How to Subscribe

Investors who meet the suitability standards described in this prospectus may purchase shares of our common stock. Investors seeking to purchase shares of our common stock should proceed as follows:

•	Read this entire prospectus, including all supplements accompanying this prospectus.
•	Complete and execute a subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A.
•	If the investor is paying cash for the purchase price of the shares, deliver a check for the full purchase price of the shares of our common stock for which you are subscribing along with the completed subscription agreement to the selected dealer. You should make your check payable to “VII Peaks Co-Optivist Income BDC II, Inc.”
•	If the investor is contributing securities for the purchase of the shares, and we have agreed to accept the securities, deliver duly-executed instructions to transfer the securities from the account of the investor to the account of our custodian through DTC’s settlement system.

The initial minimum permitted purchase is $5,000. Additional purchases must be made in increments of $500, except for purchases made pursuant to our distribution reinvestment plan. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Subscriptions will be accepted or rejected within 30 days of receipt by us and, if rejected, all funds or unexecuted transfer instructions will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected. We are not permitted to accept a subscription for shares of our common stock until at least five business days after the date you receive this prospectus. We expect to close on subscriptions received and accepted by us on a semi-monthly basis.

Shareholder Reports

Our Manager provides quarterly reports to shareholders within 60 days after the end of each quarter. Our Manager shall also provide an annual report to shareholders within 120 days after the end of each fiscal year. These reports will also be available on our website at www.viipeaksbdc.com and on the SEC’s website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in the prospectus or the registration statement of which the prospectus is a part.

Plan of Distribution

We are offering a maximum of 75,000,000 shares of our common stock to the public at an initial offering price of $9.75 per share, except as provided below. Our dealer manager is Axiom Capital Management, Inc. The shares are being offered on a “best efforts” basis, which means generally that Axiom is required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. We intend that the shares of common stock offered pursuant to this prospectus will not be listed on any national securities exchange for the foreseeable future, and neither Axiom nor the selected dealers intend to act as market-makers with respect to our common stock.

Our Dealer Manager

Axiom Capital Management, Inc. is serving as the dealer manager for this offering. Axiom is a Delaware corporation. Axiom is a licensed broker-dealer registered with the Financial Industry Regulatory Authority, Inc., or FINRA. Axiom is an institutional high net worth investor’s alternative investments firm.

Liquidity Strategy

Within four years following the completion of our public offering or any subsequent follow-on offering, our board of directors is required to recommend that we pursue a liquidity event for our shareholders. For purposes of this prospectus, we define “liquidity event” to include: (i) a listing of our shares on a national securities exchange; (ii) a merger or another transaction approved by our board of directors in which our shareholders will receive cash or shares of a listed company; or (iii) a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation. We expect that the liquidity event recommended by our board of directors will be completed within twelve months following the recommendation by our board of directors. If our board of directors recommends a liquidation of our assets or a merger or other transaction in which our shareholders would receive cash or shares in a listed company, we will cease making new investments in discounted corporate debt securities at the time of such recommendation. If, on the other hand, our board of directors recommends a listing of our shares on a national securities exchange, we may continue our investment strategy of investing in discounted corporate debt securities of public companies.

We do not know at this time what circumstances will exist in the future and therefore we do not know what factors our board of directors will consider in determining what form of liquidity event to pursue. In making a determination of what type of liquidity event is in the best interest of our shareholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, market conditions, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our shares, internal management requirements to become a perpetual life company and the potential for shareholder liquidity.

Prior to a liquidity event, our tender offer program may provide a limited opportunity for you to have your shares of common stock repurchased as described below. See “Liquidity Strategy.”

Tender Offer Program

We do not currently intend to list our shares on any securities exchange and do not expect a public market for them to develop in the foreseeable future. Therefore, shareholders should not expect to be able to sell their shares promptly or at a desired price. Beginning with fourth calendar quarter of 2013 and on a quarterly basis thereafter, we intend to offer to repurchase shares of our common stock at a price equal to 90% of our offering price on the date of repurchase. We currently intend to limit the number of shares to be repurchased during any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5.0% in each quarter, though the actual number of shares that we offer to repurchase may be less in light of the limitations noted above. We will offer to repurchase such shares on each date of repurchase at a price equal to 90% of our offering price. See “Tender Offer Program.”

The following table reflects certain information regarding the tender offers that we have conducted to date:

For the Three Months Ended	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares (in thousands)
December 31, 2013	December 12, 2013	548	100%	$9.135	$5
March 31, 2014	March 14, 2014	550	100%	$9.135	$5
June 30, 2014	June 27, 2014	34,025	100%	$9.135	$319
September 30, 2014	September 30, 2014	38,482	100%	$9.000	$346
December 31, 2014	December 30, 2014	6,061	100%	$8.775	$55
March 31, 2015	March 30, 2015	5,811	100%	$8.775	$51
June 30, 2015	July 29, 2015	215,935	68.63%	$8.775	$1,895

Our quarterly repurchases will be conducted on such terms as may be determined by our board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of our board of directors, such repurchases would not be in the best interests of our stockholders or would violate applicable law. We will conduct such repurchase offers in accordance with the requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the 1940 Act. In months in which we repurchase shares, we will conduct repurchases on the same date that we hold our first semi-monthly closing for the sale of shares in this offering. Any offer to repurchase shares will be conducted solely through tender offer materials mailed to each stockholder and is not being made through this prospectus.

Conflicts of Interest

Conflicts of interest between us and the various roles, activities and duties of the Manager and its affiliates may occur from time to time. The Manager, its officers and other affiliates may act as a manager or general partner of other private or public entities, some of whom may have the same or a similar investment objective as the Company. As a result, conflicts of interest between us and the other activities of the Manager and its affiliates may occur from time to time. None of the agreements or arrangements, including those relating to compensation, between the Company, the Manager or their affiliates, is the result of arm’s-length negotiations. As a result, there may be conflicts between us, on the one hand, and our Manager, including members of its management team, on the other, regarding the allocation of resources to the management of our day-to-day activities.

Further, the officers of VII Peaks are involved in other ventures, some of which may compete with us for investment opportunities, including certain affiliated funds or managed accounts, and may be incentivized to offer investment opportunities to such other ventures rather than to us which would make it more difficult to achieve our investment objectives.

In addition, the officers of Axiom may also be involved in other ventures, some of which may compete with us for investment opportunities.

To the extent that we compete with entities managed by our Manager for a particular investment opportunity, our Manager will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (1) its internal conflict-resolution and allocation policies, (2) the requirements of the Advisers Act, and (3) certain restrictions under the 1940 Act regarding co-investments with affiliates. Our Manager’s allocation policies are intended to ensure that we may generally share equitably with other investment funds managed by our Manager or its affiliates in investment opportunities, particularly those involving a security with limited supply or involving differing classes of securities of the same issuer which may be suitable for us and such other investment funds.

As a BDC, we will be subject to certain regulatory restrictions in making our investments. For example, we generally will not be permitted to co-invest with certain entities affiliated with our Manager in transactions originated by our Manager or its affiliates unless we obtain an exemptive order from the SEC or co-invest alongside our Manager or its affiliates in accordance with existing regulatory guidance and our allocation policy. Under existing regulatory guidance, we will be permitted to, and may co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point.

We may seek exemptive relief from the SEC to engage in co-investment transactions with our Manager and/or its affiliates. However, there can be no assurance that we will obtain such exemptive relief, if requested. Even if we receive exemptive relief, neither our Manager nor its affiliates are obligated to offer us the right to participate in any transactions originated by them. Prior to obtaining exemptive relief, we may co-invest alongside our Manager or its affiliates only in accordance with existing regulatory guidance and our allocation policy.

The compensation we pay to our Manager was not entered into on an arm’s-length basis with unaffiliated third parties. As a result, the form and amount of such compensation may be less favorable to us than they might have been had they been entered into through arm’s-length transactions with unaffiliated parties. See “Investment Advisory Agreement.”

Our charter prohibits certain activities between us and our Manager. See “Investment Advisory Agreement — Prohibited Activities” for a description of activities that are prohibited by our charter.

Taxation

We elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our shareholders from our tax earnings and profits. To maintain our RIC tax treatment, we must meet, among other things, specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See “Material U.S. Federal Income Tax Considerations.”

Corporate Information

We are an externally managed, non-diversified closed-end management investment company that has elected to be treated as a business development company under the 1940 Act. Our principal executive offices are located at 4 Orinda Way, Suite 125-A, Orinda, CA 94563, telephone number 855-889-1778.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. However, we caution you that some of the percentages indicated in the table below are estimates and may vary. The following table and example should not be considered a representation of our future expenses. Actual expenses may be greater or less than those shown below. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you” or “us” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in the Company.

Shareholder Transaction Expenses:

Expenses (as a percentage of offering price)(1)

Sales load to dealer manager(2)	10.0%
Offering expenses(3)	1.5%
Distribution Reinvestment Plan fees(4)	None
Total shareholder transaction expenses (as a percentage of offering price)	11.5%
Estimated annual expenses (as a percentage of net assets attributable to common shares)(1)
Base management fees(5)	2.0%
Incentive fees payable under the Investment Advisory Agreement (20% of investment income and capital gains)(6)	—%
Interest payments on borrowed funds(7)	None
Other expenses(8)	3.3%
Total Annual Expenses (estimated)	5.3%

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our outstanding indebtedness and annual operating expenses remain at the levels set forth in the table above and that stockholders would pay a selling commission of 7.00% and a dealer manager fee of 3.00% with respect to common stock sold by us in this offering.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$162	$255	$348	$578
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return from realized capital gains	$171	$280	$387	$641

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. The subordinated incentive fee on income under our Investment Advisory Agreement is unlikely to be material, assuming that the 5.00% annual return is generated entirely from investment income. If the 5.00% annual return is generated partly or entirely from realized capital gains, an incentive fee on capital gains under the Investment Advisory Agreement would likely be incurred. See “Investment Advisory and Administrative Services Agreement — Advisory Fees” for information concerning incentive fees. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our distributions to our common stockholders and our expenses would likely be higher. In addition, while the example assumes reinvestment of all cash distributions at net asset value, participants in our distribution reinvestment plan will receive a number of shares of our common stock determined by dividing the total dollar amount of the distribution payable to a participant by the greater of (i) net asset value per share, and (ii) 95% of the most recent offering price or at such price to ensure that our shares are not sold at a price that is below net asset value per share. See “Distribution Reinvestment Plan” for additional information regarding our distribution reinvestment plan.

(1)	Amount assumes that our net assets are $46 million at the beginning of the 12 month period beginning on September 1, 2015, that we sell $22 million worth of our shares of common stock during the 12 month period beginning on September 1, 2015, that our net offering proceeds from such sales equal $20 million, that our ending net assets are $66 million, and that our average net assets during such period equal one-half of the difference between the beginning and ending net asset values for such 12 month period, or $56 million. Actual expenses will depend on the number of shares of common stock we sell in this offering. For example, if we were to raise proceeds significantly less than this amount over the next twelve months, our expenses as a percentage of our average net assets would be significantly higher. There can be no assurance that we will sell $22 million worth of our shares during the twelve months following September 1, 2015.
(2)	“Sales load” includes selling commissions of 7% of the gross proceeds from sales made by selected dealers and 3% for dealer manager fees. See “Plan of Distribution” for a description of the circumstances under which a selling commission and/or dealer manager fee may be reduced or eliminated in connection with certain purchases. Selling commissions and dealer manager fees will not be paid in connection with the purchase of shares pursuant to the distribution reinvestment plan.
(3)	Under our investment advisory agreement with our Manager, our Manager incurs organization and offering expenses on our behalf and is entitled to reimbursement from us to the extent of 1.5% of our gross offering proceeds. Our Manager is responsible for the payment of our organization and offering expenses to the extent they exceed 1.5% of the aggregate gross proceeds from the offering, without recourse against or reimbursement by us.
(4)	The expenses of the distribution reinvestment plan are included in “other expenses.” See “Distribution Reinvestment Plan.”
(5)	Our base management fee is calculated as follows and payable monthly in arrears:
•	2.00% if our net assets are below $100 million;
•	1.75% if our net assets are between $100 million and $250 million; and
•	1.50% if our net assets are above $250 million.

For purposes of the “Fees and Expenses” Table, we are assuming that our net asset value at the end of the 12-month period commencing on September 1, 2015 is $70 million or less. As a result, we have estimated our base management fee to be 2.0% of net assets. See “Investment Advisory Agreement.”

(6)	We have assumed that our Manager is entitled to aggregate incentive fees of $0 over the 12 month period commencing on September 1, 2015, based on our operating results for the twelve months ended December 31, 2014 and the weighted average interest rate of investments in our investment portfolio. The incentive fee has two parts. The first part, which we refer to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter. The subordinated incentive fee on income will be 20% of pre-incentive fee net investment income subject to a quarterly return to investors, expressed as a rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 2.0% (8.0% annualized). “Adjusted capital” shall mean cumulative gross proceeds generated from sales of our common stock (including our distribution reinvestment plan) reduced for distributions to investors of proceeds from non-liquidating dispositions of our investments and amounts paid for share repurchases pursuant to our tender offer program.

The second part of the incentive fee, which we refer to as the incentive fee on capital gains, will be an incentive fee on capital gains earned on liquidated investments from the portfolio and will be determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement). This fee will equal 20.0% of our incentive fee capital gains, which will equal our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees.

The incentive fees are based on our performance and will not be paid unless we achieve certain goals. We will record an expense accrual relating to the capital gains incentive fee payable by us to our investment advisor (but not pay) when the unrealized gains on our investments exceed all realized capital losses on our investments given the fact that a capital gains incentive fee would be owed to our investment advisor if we were to liquidate our investment portfolio at such time. As we cannot predict whether we will meet the necessary performance targets, we have assumed an incentive fee of 0% in this chart. Once fully invested, we expect the incentive fees we pay to increase to the extent we earn greater interest income or generate capital gains through our investments in portfolio companies. See “Investment Advisory Agreement” for more information concerning the incentive fees.

(7)	We have no current intention to incur leverage until at least September 30, 2015.
(8)	Other Expenses, or expenses incurred in connection with administering our business, consist of accounting, legal and auditing fees, the reimbursement of our chief financial officer and related staff and expenses incurred in connection with hedging our investment portfolio, but do not include offering expenses or management and incentive fees due our Manager. We estimate that our Other Expenses during such period would equal 3.3% as a percentage of average net assets. In particular, we estimate that Other Expenses would be approximately $1.86 million, which we estimated based on the amount of Other Expenses that we incurred in the six months ended June 30, 2015.

COMPENSATION OF THE DEALER MANAGER AND THE INVESTMENT ADVISOR

Axiom receives compensation and reimbursement for services relating to this offering, and we compensate our Manager for the investment and management of our assets. The most significant items of compensation, fees, expense reimbursements and other payments that we expect to pay to these entities and their affiliates are included in the table below. The selling commissions and dealer manager fee may vary for different categories of purchasers. See “Plan of Distribution.” This table assumes the shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees. For illustrations of how the base management fee, the subordinated incentive fee on income and the incentive fee on capital gains fee are calculated, see “Investment Advisory Agreement.”

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (75,000,000 Shares)(1)
	Fees to Axiom
Sales Load
Selling commissions(2)	7.0% of gross offering proceeds from the offering; all selling commissions are expected to be reallowed to selected dealers.	$51,187,500
Dealer manager fee(2)	Up to 3.0% of gross proceeds, all or a portion of which may be reallowed to selected dealers.	$21,937,500
	Reimbursement to Our Investment Adviser
Other organization and offering expenses(3)	We reimburse our Manager for the organizational and offering costs it has incurred on our behalf only up to 1.5% of the gross offering proceeds received by us. Any organizational and offering expenses incurred by our Manager in excess of the 1.5% limit are borne by the Manager.	$10,968,750
	Investment Advisor Fees
Base management fee	Our base management fee is calculated as follows and payable monthly in arrears: 2.00% if our net assets are below $100 million; 1.75% if our net assets are between $100 million and $250 million; and 1.50% if our net assets are above $250 million. The base management fee may or may not be taken in whole or in part at the discretion of our Manager. All or any part of the base management fee not taken as to any month shall be deferred without interest and may be taken in any such other month prior to the occurrence of a liquidity event as our Manager shall determine.	$11,843,750

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (75,000,000 Shares)(1)
Subordinated incentive fee on income	The subordinated incentive fee on income is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter, and will be 20% but subordinated to a return on adjusted capital equal to 2.0% per quarter (an annualized rate of 8.0%).(4) No subordinated incentive fee on income is payable in any calendar quarter in which pre-incentive fee net investment income does not exceed the preferred quarterly return of 2.0% on adjusted capital. For any calendar quarter in which the pre-incentive fee net investment income exceeds 2.0% of adjusted capital, the subordinated incentive fee on income shall equal 20.0% of pre-incentive fee net investment income, if any, that exceeds 2.0%.(5)	These amounts cannot be estimated since they are based upon the performance of the assets held by the Company. The Company has not achieved performance sufficient to realize subordinated incentive fee on income to date.
Incentive fee on capital gains	An incentive fee on capital gains earned on liquidated investments of the portfolio will be determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement) and will equal 20.0% of our incentive fee on capital gains, which will equal our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees.	These amounts cannot be estimated since they are based upon the performance of the assets held by the Company. The amount of any incentive fee on capital gains earned on liquidated investments will be reported by the Company in its quarterly and annual financial statements filed with the SEC under the Exchange Act.

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (75,000,000 Shares)(1)
Other Expenses
Other operating expenses	We will reimburse the expenses incurred by our Manager in connection with its provision of administrative services provided to us, including the compensation payable by our Manager to our chief financial officer, our chief compliance officer and other administrative personnel of our Manager. We will not reimburse our Manager for personnel costs in connection with services for which our Manager receives a separate fee. In addition, we will not reimburse our Manager for (i) rent or depreciation, capital equipment or other costs of its own administrative items, or (ii) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any controlling person of our Manager.	We have estimated these annual expenses to be approximately $1,000,000. Actual amounts may be lower or higher than this.

(1)	Assumes all shares are sold at the current offering price of $9.75 per share with no reduction in selling commissions or dealer manager fees. The offering price is subject to increase or decrease depending, in part, on our net asset value.
(2)	The selling commission and dealer manager fee may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisers or banks acting as directors or fiduciaries and sales to our affiliates. No selling commission or dealer manager fee will be paid in connection with sales under our distribution reinvestment plan.
(3)	The organizational and offering expense reimbursement consists of costs incurred by our Manager and its affiliates on our behalf for legal, accounting, printing and other offering expenses, including costs associated with technology integration between our systems and those of our selected broker-dealers, marketing expenses, salaries and direct expenses of our Manager’s employees, employees of its affiliates and others while engaged in registering and marketing the shares of our common stock, which shall include development of marketing and marketing presentations and training and educational meetings and generally coordinating the marketing process for us. Any such reimbursements will not exceed actual expenses incurred by our Manager. Our Manager is responsible for the payment of our cumulative organizational and offering expenses to the extent they exceed 1.5% of the aggregate proceeds from the offering, without recourse against or reimbursement by us.
(4)	A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee preferred return and may result in an increase in the amount of incentive fees payable to our Manager.
(5)	“Adjusted capital” shall mean cumulative gross proceeds generated from sales of our common stock (including our distribution reinvestment plan) reduced for distributions to investors of proceeds from non-liquidating dispositions of our investments and amounts paid for share repurchases pursuant to our tender offer program.

Certain of the advisory fees payable to our Manager are not based on the performance of our investments. See “Investment Advisory Agreement” and “Plan of Distribution” for a more detailed description of the fees and expenses payable to our Manager, Axiom and their affiliates and the conflicts of interest related to these arrangements.

CERTAIN QUESTIONS AND ANSWERS ABOUT THIS OFFERING

Q:	What is a business development company?
A:	A business development company is a closed-end fund that elects to be treated as a business development company under the 1940 Act. As such, a business development company is subject to only certain sections of and rules under the 1940 Act, as well as the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act. Business development companies typically invest in private or thinly traded public companies in the form of long-term debt or equity capital, with the goal of generating current income and/or capital growth. Business development companies can be internally or externally managed and may qualify to elect to be taxed as regulated investment companies, or RICs, for federal tax purposes if they so choose.
Q:	What is a RIC?
A:	A RIC is a regulated investment company under Subchapter M of the Code. A RIC generally does not have to pay corporate level federal income taxes on any income that it distributes to its shareholders as taxable distributions. To qualify as a RIC, a company must meet, among other things, certain source-of-income and asset diversification requirements. In addition, in order to obtain and maintain RIC tax treatment, a company must distribute to its shareholders for each taxable year at least 90% of its “investment company taxable income,” which is generally its net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses.
Q:	What is Co-Optivist?
A:	Co-Optivist (“cooperative activism”) is a registered trademark of VII Peaks. The strategy is designed to invest in the corporate debt and equity-linked debt securities of target companies, while actively working with the target company’s management to restructure the underlying securities and improve the liquidity position of the target company’s balance sheet.
Q:	What is the investment strategy of VII Peaks Co-Optivist Income BDC II, Inc.?
A:	We invest in discounted corporate debt and equity-linked debt securities of companies that have a perceived risk of near term liquidity issues but have solid business fundamentals and prospects, including historical revenue growth, positive cash flow, significant and sustainable market presence, and sufficient asset coverage. We take a principal position in discounted debt securities with the primary goal of restructuring the terms of the debt to allow the target company to increase its liquidity and strengthen its balance sheet. We offer our shareholders the ability to receive distributions as well as the potential capital appreciation resulting from the restructuring of the debt of our target companies. We believe this combination can provide investors with regular income and the potential for upside.
Q:	What is a “best efforts” securities offering?
A:	When shares of common stock are offered to the public on a “best efforts” basis, the broker-dealers participating in the offering are only required to use their best efforts to sell such shares. Broker-dealers are not underwriters, and they do not have a firm commitment or obligation to purchase any of the shares of common stock.
Q:	How long will this offering last?
A:	This is a continuous offering of our shares as permitted by the federal securities laws. We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering for at least two years. This offering must be registered in every state in which we offer or sell our shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling our shares in any state in which our registration is not annually renewed or otherwise extended. Your ability to purchase shares and submit shares for repurchase will not be affected by the expiration of this offering and the commencement of a new one.

Q:	Who can buy shares in this offering?
A:	In general, you may buy our shares pursuant to this prospectus if you have either (1) a net worth of at least $70,000 and an annual gross income of at least $70,000, or (2) a net worth of at least $250,000. For this purpose, net worth does not include your home, home furnishings and personal automobiles. Our suitability standards also require that a potential investor (i) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (ii) is able to bear the economic risk of the investment based on the prospective shareholder’s overall financial situation; and (iii) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of our Manager and (e) the tax consequences of the investment. These minimum net worth and investment levels may be higher in certain states, so you should carefully read the more detailed description under “Suitability Standards.”

Our affiliates may also purchase our shares. The selling commission and the dealer manager fee that are payable by other investors in this offering may be reduced or waived for certain purchasers, including our affiliates.

Q:	Is there any minimum initial investment required?
A:	Yes. To purchase shares in this offering, you must make an initial purchase of at least $5,000. Once you have satisfied the minimum initial purchase requirement, any additional purchases of our shares in this offering must be in amounts of at least $500 except for additional purchases pursuant to our distribution reinvestment plan. See “Plan of Distribution.”
Q:	Will I be able to sell my shares in a secondary market?
A:	We do not currently intend to list our shares on an exchange and do not expect a public trading market to develop for them in the foreseeable future. Because of the lack of a trading market for our shares, holders of our shares may not be able to sell their shares promptly or at a desired price. If you are able to sell your shares, you may have to sell them at a discount to the purchase price of your shares.
Q:	What is the experience of our Manager?
A:	Our investment activities are managed by our Manager, who oversees the management of our activities. Our Manager is co-owned and managed by Gurpreet S. Chandhoke, our Chief Executive Officer, and Stephen Shea. The officers of our Manager have broad experience in investing and executing a wide variety of financial products and transactions. See “Portfolio Management” for more information on the experience of the officers of our Manager.
Q:	Who is VII Peaks?
A:	VII Peaks is an investment management firm that currently serves as a sub-advisor to a number of separate managed accounts managed by large global financial institutions and other private funds. VII Peaks is owned and managed by our Chief Executive Officer, Gurpreet (Gurprit) S. Chandhoke, and Stephen F. Shea.
Q:	Who is Axiom Capital Management, Inc.?
A:	Axiom Capital Management, Inc. is a Delaware corporation that is a licensed broker-dealer registered with FINRA. Axiom is an institutional and high net worth investor’s alternative investments firm.
Q:	At what periodic frequency will we accept and close on subscriptions?
A:	We anticipate on closing on subscriptions received and accepted by us on a semi-monthly basis.
Q:	Will I receive a stock certificate?
A:	No. Our board of directors has authorized the issuance of shares of our capital stock without stock certificates. All shares of our common stock will be issued in book-entry form only. The use of book-entry registration protects against loss, theft or destruction of stock certificates and reduces our offering costs and transfer agency costs.

Q:	Can I invest through my IRA, SEP or after-tax deferred account?
A:	Yes, subject to the suitability standards. A custodian, trustee or other authorized person must process and forward to us subscriptions made through individual retirement accounts, or IRAs, simplified employee pension plans, or SEPs, or after-tax deferred accounts. In the case of investments through IRAs, SEPs or after-tax deferred accounts, we will send the confirmation and notice of our acceptance to such custodian, trustee or other authorized person. Please be aware that in purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law. See “Suitability Standards” for more information.
Q:	What kinds of fees will I be paying?
A:	There are two types of fees that you will incur. First, there are shareholder transaction expenses that are a one-time up-front fee. They are calculated as a percentage of the public offering price and made up of selling commissions, dealer manager fees and offering expenses. Second, as an externally managed business development company, we will also incur various recurring expenses, including the management fees and incentive fees that are payable under our investment advisory agreement and administrative costs that are payable under our administration agreement. See “Fees and Expenses,” “Investment Advisory Agreement,” and “Administration Agreement” for more information.
Q:	How will the payment of fees and expenses affect my invested capital?
A:	The payment of fees and expenses will reduce: (1) the funds available to us for investments in portfolio companies, (2) the net income generated by us, (3) funds available for distribution to our shareholders and (4) the book value of your shares of common stock.
Q:	Are there any restrictions on the transfer of shares?
A:	No. Shares of our common stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. We do not intend to list our securities on any securities exchange for the foreseeable future, and we do not expect there to be a public market for our shares in the foreseeable future. As a result, your ability to sell your shares will be limited. We will not charge for transfers of our shares except for necessary and reasonable costs actually incurred by us.
Q:	Will I otherwise be able to liquidate my investment?
A:	Within four years following the completion of our public offering or any subsequent follow-on offering, our board of directors is required to recommend that we pursue a liquidity event for our shareholders. A liquidity event could include: (i) a listing of our shares on a national securities exchange; (ii) a merger or another transaction approved by our board of directors in which our shareholders will receive cash or shares of a listed company; or (iii) a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation. We expect that the liquidity event recommended by our board of directors will be completed within twelve months following the recommendation by our board of directors. We do not know at this time what circumstances will exist in the future and therefore we do not know what factors our board of directors will consider in determining what form of liquidity event to pursue. Prior to a liquidity event, our tender offer program may provide a limited opportunity for you to have your shares of common stock repurchased as described below. See “Liquidity Strategy.”
Q:	What are the principal risks of investing in the offering?
A:	An investment in the offering presents a number of risks, including:
•	We are a relatively new company and have a limited operating history and are subject to the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives.

•	There is currently no public market for our shares and no market for our shares is expected to develop for the foreseeable future. Therefore, it will be difficult for you to sell your shares.
•	The amount of any distributions we may make is uncertain. Our distribution proceeds have exceeded, and in the future may exceed, our net investment income. Therefore, portions of the distributions that we make may represent a return of capital to you for tax purposes. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities and will be made after deduction of the fees and expenses payable in connection with the offering, including any fees payable to our Manager.
•	Our share repurchase program may be suspended or terminated at any time.
•	Our portfolio companies may request our assistance in the management of their affairs, however we may not have director or shareholder controls over the business affairs of the companies to which we loan capital.
•	A significant portion of our portfolio will be recorded at fair value as determined in good faith by our board of directors and, as a result, there will be uncertainty as to the value of our portfolio investments.
•	The potential for our Manager to earn incentive fees under the investment advisory agreement may create an incentive for it to enter into investments that are riskier or more speculative than would otherwise be in our best interests.
•	We are subject to financial market risks, including changes in interest rates, which may have a substantial negative impact on our investments.
•	We have elected to be treated, and intend to qualify annually, as a regulated investment company, or RIC, for federal income tax purposes. Failure to maintain our qualifications as a RIC would subject us to federal income tax on all of our income, which would have a material adverse effect on our financial performance.
•	As a result of the annual distribution requirement to maintain our qualification as a RIC, we will likely need to continually raise cash or borrow to fund new investments. At times, these sources of funding may not be available to us on acceptable terms, if at all.
•	To the extent some of our investments may provide for deferred interests payments or payment in kind, or PIK, payments, we may be required to make a distribution to our stockholders in order to satisfy the annual distribution requirement as a RIC, even though we will not have received the corresponding cash amount.
•	We invest in corporate debt instruments that are unrated or less than investment grade. As a consequence, our results may be adversely affected by an economic downturn in the United States more than a debt fund that invests in investment grade debt securities.
Q:	Who can help answer my questions?
A:	If you have more questions about the offering or if you would like additional copies of this prospectus, you should contact your registered representative or Axiom at:

Axiom Capital Management, Inc.
780 Third Avenue, 43rd Floor
New York, NY 10017-2024
Phone 212-521-3800
Fax 212-521-3869

RISK FACTORS

An investment in shares of our common stock involves a high degree of risk. You should carefully read and consider all of the risks described below, together with all of the other information contained or referred to in this prospectus, before making a decision to invest in our shares. If any of the following events occur, our financial condition, business and results of operation, may be materially adversely affected. In that event, you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including but not limited to the risks described below.

Risks Related to Our Business and Structure

We are a relatively new company and have a limited operating history, and are subject to the business risks and uncertainties associated with any new business, including the risk that we will not achieve our business objectives.

We were formed on 2011, and commenced operations in July 2012 when we raised an aggregate of $1.0 million from investors unaffiliated with us or our Manager. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives and that the value of our common shares could decline substantially.

We face competition for investment opportunities.

We compete for investments with other business development companies and investment funds (including private equity funds and mezzanine funds), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, also make investments in middle market private U.S. companies. As a result, competition for investment opportunities in private U.S. companies may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. If we are forced to match our competitors’ pricing, terms and structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in private U.S. companies is under served by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors may have greater experience operating under, or are not subject to, the regulatory restrictions under the 1940 Act that are imposed on us as a business development company.

We face competition for assets to manage.

We face competition from a range of competitors, including mutual funds, private equity, hedge funds, and leveraged buyout funds, for assets to manage. Many of these entities may have greater financial resources than we do or access to financing on more favorable terms than we will. Our operating expenses are relatively fixed, and therefore we will have a higher expense ratio, which will decrease returns to shareholders, to extent we are unable to increase the amount of assets that we manage.

Price declines in the medium- and large-sized corporate leveraged loan market may adversely affect the fair value of our portfolio, reducing our net asset value through increased net unrealized depreciation.

Prior to the onset of the financial crisis that began in 2007, securitized investment vehicles, hedge funds and other highly leveraged non-bank financial institutions comprised the majority of the market for purchasing and holding senior and subordinated debt. As the trading price of the loans underlying these portfolios began to deteriorate beginning in the first quarter of 2007, we believe that many institutions were forced to raise cash by selling their interests in performing assets in order to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders and/or, in the case of hedge funds and other investment vehicles, to satisfy widespread redemption requests. This resulted in a forced deleveraging cycle of price declines, compulsory sales, and further price declines, with falling underlying credit values, and other constraints resulting from the credit crisis generating further selling pressure.

Conditions in the medium and large-sized U.S. corporate debt market may experience similar disruption or deterioration in the future, which may cause pricing levels to similarly decline or be volatile. As a result, our net asset value could decline through an increase in unrealized depreciation and incurrence of realized losses in connection with the sale of our investments, which could have a material adverse impact on our business, financial condition and results of operations.

Our Board of Directors has full authority and discretion over the timing and amount of distributions we make, and it may decide to reduce or eliminate distributions at any time, which may have an adverse affect on your investment.

We expect to authorize and declare distributions with record and payment dates distributions on a monthly basis to our shareholders. Our distributions, if any, will be determined by our Board of Directors. There can be no assurances that we will be able to make distributions or, to the extent we make distributions, the level of distributions declared and paid to our shareholders or our ability to pay distributions. The target companies in which we invest will generally have near-term liquidity issues that make investments in them highly speculative. If one or more of our investments in our target companies is not successful, it may adversely impact our ability to make distributions to shareholders.

Our distributions may exceed our earnings. Therefore, portions of the distributions that we make may represent a return of capital to you for tax purposes that will lower your tax basis in your common stock and reduce the amount of funds we have for investment in targeted assets.

Since the Fall of 2013, our cash distributions to shareholders have been funded partly from capital contributed by shareholders. Prior to the Fall of 2013, a substantial portion of our distributions were funded by expense reimbursements from our then manager, which are subject to recoupment. In August 2013, we replaced our then manager with our current Manager, and our current Manager has not entered into an expense support agreement with us. As a consequence, we do not expect to generate net investment income sufficient to support our projected dividends unless our current Manager enters into an expense support agreement with us, or until our expense ratio decreases, which we do not expect will happen until we exceed $147 million in net assets.

Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this prospectus. All distributions are and will be paid at the discretion of our Board of Directors and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable business development company regulations and such other factors as our Board of Directors may deem relevant from time to time. We cannot assure you that we will continue to pay distributions to our shareholders in the future. A return of capital is a return of your investment, rather than a return of earnings or gains derived from our investment activities. A shareholder will not be subject to immediate taxation on the amount of any distribution treated as a return of capital to the extent of the shareholder’s basis in its shares; however, the shareholder’s basis in its shares will be reduced (but not below zero) by the amount of the return of capital, which will result in the shareholder recognizing additional gain (or a lower loss) when the shares are sold. To the extent that the amount of the return of capital exceeds the shareholder’s basis in its shares, such excess amount will be treated as gain from the sale of the shareholder’s shares. Distributions from the proceeds of our public offering or from borrowings also could reduce the amount of capital we ultimately invest in our portfolio companies.

Purchases of debt securities of financially stressed companies create an enhanced risk of substantial loss or loss of entire investment.

We may purchase debt securities of companies that are experiencing significant financial or business stress, including companies involved in bankruptcy or other reorganization and liquidation proceedings. Such purchases involve a substantial degree of risk and may not show any return for a considerable period of time.

In fact, many of these instruments ordinarily remain unpaid unless and until the company reorganizes and/or emerges from bankruptcy proceedings, and as a result may have to be held for an extended period of time. The level of analytical sophistication, both financial and legal, necessary for successful investment in companies experiencing significant business and financial stress is unusually high. There is no assurance that we will correctly evaluate the nature and magnitude of the various factors that could affect the prospects for a successful reorganization or similar action. In any reorganization or liquidation proceeding relating to a company in which we invest, we may lose our entire investment or may be required to accept cash or securities with a value less than our original investment. Under such circumstances, the returns generated from our investments may not compensate shareholders adequately for the risks assumed.

Economic activity in the United States was impacted by the global financial crisis of 2008 and has yet to fully recover.

Beginning in the third quarter of 2007, global credit and other financial markets suffered substantial stress, volatility, illiquidity and disruption. These forces reached extraordinary levels in late 2008, resulting in the bankruptcy of, the acquisition of, or government intervention in the affairs of several major domestic and international financial institutions. In particular, the financial services sector was negatively impacted by significant write-offs as the value of the assets held by financial firms declined, impairing their capital positions and abilities to lend and invest. We believe that such value declines were exacerbated by widespread forced liquidations as leveraged holders of financial assets, faced with declining prices, were compelled to sell to meet margin requirements and maintain compliance with applicable capital standards. Such forced liquidations also impaired or eliminated many investors and investment vehicles, leading to a decline in the supply of capital for investment and depressed pricing levels for many assets. These events significantly diminished overall confidence in the debt and equity markets, engendered unprecedented declines in the values of certain assets, and caused extreme economic uncertainty. These conditions may reoccur for a prolonged period of time again or materially worsen in the future, including as a result of the U.S. government spending cuts that took effect March 1, 2013, the government shutdown in October 2013, or any further spending cuts or shutdowns.

Economic activity continues to be somewhat subdued as unemployment rates remain high. As a result, corporate interest rate risk premiums, otherwise known as credit spreads, declined significantly throughout most of 2009 and 2010. However, credit spreads remain slightly above historical averages, particularly in the loan market. The improving economic and market conditions that have driven these declines in credit spreads may reverse themselves if uncertainty returns to the markets. Such a reversal could negatively impact credit spreads as well as our ability to obtain financing, particularly from the debt markets.

The downgrade of the U.S. credit rating and the economic crisis in Europe could negatively impact our liquidity, financial condition and earnings.

Although U.S. lawmakers passed legislation in February of 2014 to raise the federal debt ceiling through March of 2015, and Standard & Poor’s Ratings Services affirmed its ‘AA+’ long-term sovereign credit rating on the United States and revised the outlook on the long-term rating from negative to stable in June of 2013, U.S. debt ceiling and budget deficit concerns together with signs of deteriorating sovereign debt conditions in Europe continue to present the possibility of a credit-rating downgrade, economic slowdowns, or a recession for the United States. The impact or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. These developments, along with any further European sovereign debt issues, could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. Continued adverse political and economic conditions could have a material adverse effect on our business, financial condition and results of operations.

A substantial portion of our investment portfolio may be recorded at fair value as determined in good faith by our Board of Directors, or a committee thereof, and, as a result, there will be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined by our Board of Directors, and a committee thereof. We expect that a substantial portion of our investments will not trade on a national securities exchange or actively trade on a secondary market, but instead will trade on a privately negotiated over-the-counter secondary market for institutional investors. As a result, we will value these securities quarterly at fair value as determined in good faith by our Board of Directors, and a committee thereof.

Certain factors that may be considered in determining the fair value of our investments include the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly-traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed. Due to this uncertainty, our fair value determinations may cause our net asset value on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments.

Any unrealized losses we experience on our portfolio may be an indication of future realized losses, which could reduce our income available for distribution.

As a business development company, we are required to carry our investments at market value or, if no market value is ascertainable, at the fair value as determined in good faith by our Board of Directors. Decreases in the market values or fair values of our investments are recorded as unrealized depreciation. Any unrealized losses in our portfolio could be an indication of a portfolio company’s inability to meet its repayment obligations to us with respect to the affected investments. This could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods. In addition, decreases in the market value or fair value of our investments will reduce our net asset value.

Our ability to achieve our investment objective depends on our Manager’s ability to manage and support our investment process. If our Manager were to lose any members of its senior management team, our ability to achieve our investment objective could be significantly harmed.

We are externally managed and depend upon the investment expertise, diligence, skill and network of business contacts of our Manager. We also depend, to a significant extent, on our Manager’s access to the investment professionals and the information and deal flow generated by these investment professionals in the course of their investment and portfolio management activities. Our Manager will evaluate, negotiate, structure, close, monitor and service our investments. Our success depends to a significant extent on the continued service and coordination of our Manager, including its key professionals. The departure of a significant number of our Manager’s key professionals could have a materially adverse effect on our ability to achieve our investment objective. In addition, we can offer no assurance that our Manager will remain our investment adviser and sub-adviser or that we will continue to have access to their investment professionals or their information and deal flow.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We and our portfolio companies are subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our shareholders, potentially with retroactive effect.

Additionally, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy to avail ourselves of new or different opportunities. Such changes could result in material differences to our strategies and plans as set forth in our prospectus and may result in our investment focus shifting from the areas of expertise of our Manager to other types of investments in which our Manager may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

As a public company, we are subject to regulations not applicable to private companies, such as provisions of the Sarbanes-Oxley Act. Efforts to comply with such regulations will involve significant expenditures, and non-compliance with such regulations may adversely affect us.

We are subject to regulations not applicable to private companies, including provisions of the Sarbanes-Oxley Act and the related rules and regulations promulgated by the SEC. Our management was required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and rules and regulations of the SEC thereunder. We are required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis, to evaluate and disclose changes in our internal control over financial reporting. As a newly-formed company, developing an effective system of internal controls may require significant expenditures, which may negatively impact our financial performance and our ability to make distributions. This process will also result in a diversion of management’s time and attention. We cannot be certain as to the timing of the completion of our evaluation, testing and remediation actions or the impact of the same on our operations and we may not be able to ensure that the process is effective or that our internal control over financial reporting is or will be effective in a timely manner. In the event that we are unable to develop or maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

The impact of recent financial reform legislation on us is uncertain.

In light of current conditions in the U.S. and global financial markets and the U.S. and global economy, legislators, the presidential administration and regulators have increased their focus on the regulation of the financial services industry. The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, institutes a wide range of reforms that will have an impact on all financial institutions. Many of the requirements called for in the Dodd-Frank Act will be implemented over time, most of which will be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full impact such requirements will have on our business, results of operations or financial condition is unclear. The changes resulting from the Dodd-Frank Act may require us to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements. Failure to comply with any such laws, regulations or principles, or changes thereto, may negatively impact our business, results of operations and financial condition. While we cannot predict what effect any changes in the laws or regulations or their interpretations would have on us as a result of the Dodd-Frank Act, these changes could be materially adverse to us and our shareholders.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on the debt securities we acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

We may acquire various structured financial instruments for purposes of “hedging” or reducing our risks, which may be costly and ineffective and could reduce our cash available for distribution to our stockholders.

We may seek to hedge against interest rate and currency exchange rate fluctuations and credit risk by using structured financial instruments such as futures, options, swaps and forward contracts, subject to the requirements of the 1940 Act. Use of structured financial instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may not prevent significant losses and could increase our losses. Further, hedging transactions may reduce cash available to pay distributions to our stockholders.

If we internalize our management functions, your interest in us could be diluted, and we could incur other significant costs associated with being self-managed.

Our Board of Directors may decide in the future to internalize our management functions. At this time, our Board of Directors has never considered internalizing our management functions, and there are no plans to do so. However, if we do so, we may elect to negotiate to acquire our Manager’s assets and personnel. At this time, we cannot anticipate the form or amount of consideration or other terms relating to any such acquisition. Such consideration could take many forms, including cash payments, promissory notes and shares of our common stock. The payment of such consideration could result in dilution of your interests as a stockholder and could reduce the earnings per share attributable to your investment.

In addition, while we would no longer bear the costs of the various fees and expenses we expect to pay to our Manager under the investment advisory agreement, we would incur the compensation and benefits costs of our officers and other employees and consultants that are being paid by our Manager or its affiliates. In addition, we may issue equity awards to officers, employees and consultants. These awards would decrease net income and may further dilute your investment. We cannot reasonably estimate the amount of fees we would save or the costs we would incur if we became self-managed. If the expenses we assume as a result of an internalization are higher than the expenses we avoid paying to our Manager, our earnings per share would be lower as a result of the internalization than it otherwise would have been, potentially decreasing the amount of funds available to distribute to our stockholders and the value of our shares. As we are currently organized, we do not have any employees. If we elect to internalize our operations, we would employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers disability and compensation claims and other employee-related liabilities and grievances.

If we internalize our management functions, we could have difficulty integrating these functions as a standalone entity. Currently, individuals employed by our Manager and its affiliates perform asset management and general and administrative functions, including accounting and financial reporting, for multiple entities. These personnel have a great deal of know-how and experience. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could thus result in our incurring excess costs and/or suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs, and our management’s attention could be diverted from effectively managing our investments.

In recent years, management internalization transactions have been the subject of shareholder litigation. Shareholder litigation can be costly and time-consuming, and there can be no assurance that any litigation expenses we might incur if we were to internalize our management functions would not be significant or that the outcome of litigation would be favorable to us. Any amounts we are required to expend defending any such litigation will reduce our net investment income.

Risks Related to our Manager

Our Manager has limited prior experience managing a Business Development Company or a RIC.

Our Manager was formed in 2009, has only managed a business development company since 2012, and has limited prior experience managing a business development company or a RIC. Similarly, members of our Manager’s management team, including our Chief Executive Officer and our Chief Financial Officer, have no prior experience managing a business development company or RIC. Therefore, our Manager and its management team may not be able to successfully operate our business or achieve our investment objectives. As a result, an investment in our shares may entail more risk than the shares of a comparable company with a substantial operating history.

The 1940 Act and the Code impose numerous constraints on the operations of business development companies and RICs that do not apply to the other types of investment vehicles. For example, under the 1940 Act, business development companies are required to invest at least 70% of their total assets primarily in securities of qualifying U.S. private or thinly traded companies. Moreover, qualification for RIC tax treatment under subchapter M of the Code requires satisfaction of source-of-income, diversification and other requirements. The failure to comply with these provisions in a timely manner could prevent us from qualifying as a business development company or a RIC or could force us to pay unexpected taxes and penalties, which could be material. Our Manager has no experience managing a business development company or RIC. Its lack of experience in managing a portfolio of assets under such constraints may hinder its ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objectives.

Members of our Manager’s management team may engage in other activities that compete with us.

The officers of our Manager anticipate devoting a significant portion of their time to the affairs of our Manager and performing services for other entities. As a result, there may be conflicts between us, on the one hand, and our Manager, including members of its management team, on the other, regarding the allocation of resources to the management of our day-to-day activities.

Further, our Manager’s officers are involved in other ventures, some of which may compete with us for investment opportunities and may be incentivized to offer investment opportunities to such other ventures rather than to us which would make it more difficult to achieve our investment objectives.

In addition, the officers of Axiom Capital Management, Inc., or (“Axiom”) may also be involved in other ventures, some of which may compete with us for investment opportunities.

We may be obligated to pay our Manager incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

Our investment advisory agreement entitles our Manager to receive an incentive fee based on our net investment income regardless of any capital losses. In such case, we may be required to pay our Manager an incentive fee for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

Any incentive fee payable by us that relates to our net investment income may be computed and paid on income that may include interest that has been accrued, but not yet received, including original issue discount, which may arise if we receive warrants in connection with the origination of a loan or possibly in other circumstances, or contractual payment-in-kind, or (“PIK”), interest, which represents contractual interest added to the loan balance and due at the end of the loan term. To the extent we do not distribute accrued PIK interest, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate. In addition, the deferral of PIK interest would also increase the loan-to-value ratio at a compounding rate if the issuer’s assets do not increase in value, and investments with a deferred interest feature, such as PIK interest, may represent a higher credit risk than loans on which interest must be paid in full in cash on a regular basis.

For federal income tax purposes, we are required to recognize taxable income in some circumstances in which we do not receive a corresponding payment in cash (such as deferred interest that is accrued as original issue discount or PIK interest) and to make distributions with respect to such income to maintain our status as a RIC. Under such circumstances, we may have difficulty meeting the annual distribution requirement necessary to obtain and maintain RIC tax treatment under the Code. This difficulty in making the required distribution may be amplified to the extent that we are required to pay an incentive fee with respect to such accrued income. As a result, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital, or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

Our incentive fee may induce our Manager to make speculative investments.

The incentive fee payable by us to our Manager may create an incentive for it to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to our Manager is determined may encourage it to use leverage to increase the return on our investments.

Shares of our common stock may be purchased by the Manager or its affiliates.

Our Manager and its affiliates may purchase shares of our common stock for any reason deemed appropriate; provided, however, that the Manager and its affiliates will not purchase or hold more than 5% of our outstanding shares of common stock. The Manager and its affiliates will not acquire any shares of our common stock with the intention to resell or re-distribute such shares. The purchase of shares by the Manager or its affiliates could create certain risks, including, but not limited to, the following:

•	the Manager or its affiliates may have an interest in disposing of our assets at an earlier date so as to recover their investment in our shares; and
•	substantial purchases of shares by the Manager or its affiliates may limit the Manager’s ability to fulfill any financial obligations that it may have to or on our behalf.

Our Manager relies on key personnel, the loss of any of whom could impair its ability to successfully manage us.

Our future success depends, to a significant extent, on the continued services of the employees of our Manager or its affiliates. The loss of services of one or more members of our Manager’s management team, including members of our investment committee, could adversely affect our financial condition, business and results of operations.

The compensation we pay to our Manager was determined without independent assessment on our behalf, and these terms may be less advantageous to us than if they had been the subject of arm’s-length negotiations.

The compensation we pay to our Manager was not entered into on an arm’s-length basis with an unaffiliated third party. As a result, the form and amount of such compensation may be less favorable to us than they might have been had they been entered into through arm’s-length transactions with an unaffiliated third party. However, we believe that the terms of the base management fee that we pay our Manager is generally more favorable to us than what most or all other externally-managed business development company’s pay their manager, and the terms of the incentive fee on income and capital gains are roughly the same as what other externally-managed business development company’s pay their manager.

Security breaches and other disruptions could compromise our and our Manager’s information and expose us and our Manager to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we and our Manager store sensitive data, including our proprietary business information and that of our portfolio companies, and personally identifiable information of our directors, officers and other employees, in our and our Manager’s data centers and networks. The secure processing, maintenance and transmission of this information is important to our and our Manager’s operations and business strategy. Despite our security measures, our and our Manager’s information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our and our Manager’s networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations, and damage our and our Manager’s reputations, and cause a loss of confidence in us and our Manager’s products and services, which could adversely affect our business.

Risks Related to Business Development Companies

The requirement that we invest a sufficient portion of our assets in qualifying assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a business development company.

As a business development company, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. Conversely, if we fail to invest a sufficient portion of our assets in qualifying assets, we could lose our status as a business development company, which would have a material adverse effect on our business, financial condition and result of operations. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the 1940 Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments.

Failure to maintain our status as a business development company would reduce our operating flexibility.

If we do not remain a business development company, we might be regulated as a registered closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility.

Regulations governing our operation as a business development company and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

As a result of the annual distribution requirement to qualify as a RIC, we may need to periodically access the capital markets to raise cash to fund new investments. We may issue “senior securities,” including borrowing money from banks or other financial institutions only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such incurrence or issuance. Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a business development company, therefore, we continuously issue equity at a rate more frequent than our privately owned competitors, which may lead to greater shareholder dilution.

Although we do not currently use any leverage, we reserve the right to utilize leverage to generate capital to make additional investments. If the value of our assets declines, we may be unable to satisfy the asset coverage test under the 1940 Act, which could prohibit us from paying distributions and could prevent us from qualifying as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales and repayments may be disadvantageous.

Under the 1940 Act, we generally are prohibited from issuing or selling our shares at a price below net asset value per share, which may be a disadvantage as compared with other public companies. We may, however, sell our shares, or warrants, options or rights to acquire our shares, at a price below the current net asset value of the shares if our Board of Directors and independent directors determine that such sale is in our best interests and the best interests of our shareholders, and our shareholders as well as those shareholders that are not affiliated with us approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board of Directors, closely approximates the fair value of such securities.

Various conflicts of interest exist between us and the roles, activities and duties of the Manager and its affiliates.

Conflicts of interest between us and the various roles, activities and duties of the Manager and its affiliates may occur from time to time. The Manager, its officers and other affiliates may act as a manager or general partner of other private or public entities, some of whom may have the same or a similar investment objective as the Company. As a result, conflicts of interest between us and the other activities of the Manager and its affiliates may occur from time to time. None of the agreements or arrangements, including those relating to compensation, between us, the Manager or their affiliates, is the result of arm’s-length negotiations.

Our ability to enter into transactions with our affiliates will be restricted.

We are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of a majority of the independent members of our Board of Directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities is considered our affiliate for purposes of the 1940 Act and we are generally prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of our Board of Directors. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our Board of Directors and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC or adherence to certain interpretive advice from the SEC. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any portfolio company of a private equity fund managed by our Manager or its affiliates without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

We are uncertain of our sources for funding our future capital needs; if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.

The net proceeds from the sale of common stock will be used for our investment opportunities, operating expenses and for payment of various fees and expenses such as base management fees, incentive fees and other expenses. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. Accordingly, in the event that we develop a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to us. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to create and maintain a broad portfolio of investments and achieve our investment objective, which may negatively impact our results of operations and reduce our ability to make distributions to our shareholders.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. To the extent that we assume large positions in the securities of a small number of issuers, or within a particular industry, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. However, we will be subject to the diversification requirements applicable to RICs under Subchapter M of the Code.

Risks Related to our Target Investments

Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.

We intend to invest primarily in senior secured loans, second lien secured loans and subordinated debt of private U.S. companies. We may also invest in equity securities or securities of foreign companies.

Senior secured loans and second lien secured loans.  There is a risk that any collateral pledged by portfolio companies in which we have taken a security interest may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. To the extent our debt investment is collateralized by the securities of a portfolio company’s subsidiaries, such securities may lose some or all of their value in the event of the bankruptcy or insolvency of the portfolio company. Also, in some circumstances, our security interest may be contractually or structurally subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Loans that are under-collateralized involve a greater risk of loss. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the loan’s terms, or at all, or that we will be able to collect on the loan should we be forced to enforce our remedies.

Subordinated debt.  Our subordinated debt investments will generally rank junior in priority of payment to senior loans and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our stockholders to non-cash income. Since we will not receive any principal repayments prior to the maturity of some of our subordinated debt investments, such investments will be of greater risk than amortizing loans.

Equity investments.  We expect to make select equity investments. In addition, when we invest in senior secured and second lien secured loans or subordinated debt, we may acquire warrants to purchase equity securities. The equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

Non-U.S. securities.  We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the 1940 Act. Because evidences of ownership of such securities usually are held outside the United States, we would be subject to additional risks if we invested in non-U.S. securities, which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions which might adversely affect or restrict the payment of principal and interest on the non-U.S. securities to investors located outside the country of the issuer, whether from currency blockage or otherwise. Since non-U.S. securities may be purchased with and payable in foreign currencies, the value of these assets as measured in U.S. dollars may be affected unfavorably by changes in currency rates and exchange control regulations.

In addition, we invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any proceeds. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

If one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might recharacterize our debt investment and subordinate all or a portion of our claim to that of other creditors. In situations where a bankruptcy carries a high degree of political significance, our legal rights may be subordinated to other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or in instances where we exercise control over the borrower or render significant managerial assistance.

Second priority liens on collateral securing debt investments that we own may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain debt investments that we own may be secured on a second priority basis by the same collateral securing first priority debt of such companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by such company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against such company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the debt investments we own with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

To the extent original issue discount constitutes a portion of our income, we will be exposed to risks associated with the deferred receipt of cash representing such income.

Our investments may include original issue discount instruments. To the extent original issue discount constitutes a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

•	Original issue discount instruments may have unreliable valuations because the accruals require judgments about collectability.

•	Original issue discount instruments may create heightened credit risks because the inducement to trade higher rates for the deferral of cash payments typically represents, to some extent, speculation on the part of the borrower.
•	For accounting purposes, cash distributions to stockholders representing original issue discount income do not come from paid-in capital, although they may be paid from the offering proceeds. Thus, although a distribution of original issue discount income comes from the cash invested by the stockholders, the 1940 Act does not require that stockholders be given notice of this fact.
•	In the case of PIK, “toggle” debt, the PIK election has the simultaneous effects of increasing the assets under management, thus increasing the base management fee, and increasing the investment income, thus increasing the incentive fee.
•	Original issue discount creates risk of non-refundable cash payments to the Advisor based on non-cash accruals that may never be realized.

We do not expect to control our portfolio companies.

We do not expect to control our portfolio companies. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the limited liquidity for our debt investments in our portfolio companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

We will be exposed to risks associated with changes in interest rates.

We are subject to financial market risks, including changes in interest rates. We expect our portfolio to be predominantly composed of fixed-rate high-yield and equity-linked corporate debt securities, but we may also purchase senior secured corporate debt securities which may have variable interest rates. We currently anticipate that the portion of our portfolio composed of variable rate corporate debt securities, if any, will not exceed 20%, but we may increase that to 33% of our aggregate portfolio at the time of any purchase depending on market opportunities. Accordingly, general interest rate fluctuations may have a substantial negative impact on our investments and investment opportunities and, therefore may have a material adverse effect on our investment objectives and our rate of return on invested capital.

Risks Relating to Debt Financing

If we borrow funds, the potential for gain or loss on amounts invested in us is magnified and may increase the risk of investing in us.

Borrowings, also known as leverage, magnify the potential for gain or loss on invested equity capital. If we use leverage to partially finance our investments, you will experience increased risks associated with investing in our securities. We may borrow from banks and other lenders, and may issue debt securities or enter into other types of borrowing arrangements in the future. Our loan agreements may contain financial and operating covenants that could restrict our business activities. Breach of any of those covenants could cause a default under those instruments. Such a default, if not cured or waived, could have a material adverse effect on us. If the value of our assets increases, then leveraging would cause the net asset value attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net investment income to increase more than it would without the leverage, while any decrease in our income would cause our net investment income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions to our stockholders. Leverage is generally considered a speculative investment technique. At February 12, 2015, we had not incurred any leverage.

We invest a portion of our assets in privately held companies which presents certain challenges, including the lack of available information about these companies.

We invest a portion of our assets in privately held companies. Investments in private companies pose certain incremental risks as compared to investments in public companies including that they:

•	have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress;
•	may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment;
•	may have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns;
•	are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us; and
•	generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, directors and members of our Manager’s management team may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies.

In addition, investments in private companies tend to be less liquid. The securities of private companies are often not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. These privately negotiated over-the-counter secondary markets may be inactive during an economic downturn or a credit crisis. In addition, the securities in these companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. Also, under the 1940 Act, if there is no readily available market for these investments, we are required to carry these investments at fair value as determined by our Board of Directors. As a result if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. We may also face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we, our Manager or any of their respective affiliates have material nonpublic information regarding such portfolio company or where the sale would be an impermissible joint transaction. The reduced liquidity of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

Finally, little public information generally exists about private companies and these companies may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of our Manager to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. Additionally, these companies and their financial information will not generally be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

Many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our debt investments during these periods. Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease, during these periods. Adverse economic conditions may also decrease the value of any collateral securing our first lien or second lien secured loans. A prolonged recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income and net asset value. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and harm our operating results.

A covenant breach by our portfolio companies may harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

An investment strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies.

Our investments are primarily in privately-held companies. Investments in private companies pose significantly greater risks than investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and the ability to withstand financial distress. As a result, these companies, which may present greater credit risk than public companies, may be unable to meet their obligations under their debt securities that we hold. Second, the investments themselves often may be less liquid. The securities of many of the companies in which we invest are not publicly-traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. In addition, such securities may be subject to legal and other restrictions on resale.

A lack of liquidity in certain of our investments may adversely affect our business.

We invest in certain companies whose securities are not publicly-traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors and whose securities are subject to legal and other restrictions on resale or are otherwise less liquid than publicly-traded securities. The illiquidity of certain of our investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. The reduced liquidity of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

Certain macro-economic events may adversely affect the value of our bond positions and thus may impair our investment performance.

The following risks may adversely affect the value of our bond positions and thus may impair our investment performance:

•	Recession. If the U.S. economy slides back into a recession it may cause a correction in bond prices driving them lower and increasing the cost of borrowing for companies.
•	Correction in U.S. Treasuries or Broader Bond Markets. U.S. Treasuries and corporate bonds have seen a continued dramatic increase in prices over the past several quarters, driving down yields. A correction or trade out of these fixed income securities could correct bond prices across the board, from Treasuries to corporate debt.
•	Increase in Corporate Default Rates. Corporate debt default rates and bankruptcy rates have remained relatively flat and remain at extremely low levels (less than 2%). Any significant increase in default rates would depress bond prices as corporate borrowing costs increase.
•	Inflation. Core inflation in the United States remains under 1%. However, a significant increase in inflation would reduce the real return of debt securities, causing prices to drop.

•	Monetary Tightening and Rising Interest Rates. The U.S. Federal Reserve has recently halted the quantitative easing program, after injection of $4.5 trillion over the last five years. The program was introduced to steer the world’s largest economy through the financial crisis. It aided in keeping interest rates near an all-time low in the U.S. The long term unintended consequences remain concerning, including excessive risk-taking.
•	Devaluation of the U.S. Dollar. We invest in the debt securities of issuers domiciled in the United States. As such, the debt securities that we purchase will pay coupons denominated in U.S. dollars. A significant devaluation of the U.S. dollar could lead to lower bond prices as real returns are diminished due to a devalued currency.

Revenue from our investments may not be guaranteed.

We generate investment income in the form of interest and fees earned on senior secured loans, senior secured notes, subordinated debt, senior unsecured debt and collateralized securities in our portfolio. The level of income we receive is directly related to the balance of collectible income producing investments multiplied by the weighted average yield of our investments. There is no guarantee that the companies we invest in will pay the coupon interest when due.

We will be exposed to risks associated with changes in interest rates.

We are subject to financial market risks, including changes in interest rates. General interest rate fluctuations may have a substantial negative impact on our investments and investment opportunities and, accordingly, have a material adverse effect on our ability to achieve our investment objective and our target rate of return on invested capital. In addition, an increase in interest rates would make it more expensive to use debt for our financing needs, if any.

Risks Related to Our Continuous Offering and Our Shares

If we are unable to raise substantial funds in our continuous “best efforts” offering, we will be limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.

Our continuous offering is being made on a best efforts basis, whereby Axiom and any selected dealers who enter into agreements with Axiom are only required to use their best efforts to sell our shares and have no firm commitment or obligation to purchase any of our shares. To the extent that less than the maximum number of shares is sold, the opportunity for diversification of our investments may be decreased and the returns achieved on those investments may be reduced as a result of allocating all of our expenses among a smaller capital base.

Investors will not know the purchase price per share at the time they submit their subscription agreements and could pay a premium for their common stock if our Board of Directors does not decrease the offering price in the event of a decline in our net asset value, or (“NAV”) per share.

The purchase price at which you purchase common stock will be determined at each semi-monthly closing date to ensure that the sales price, after deducting selling commissions and dealer manager fees, is equal to or greater than the net asset value of our common stock. In the event of a decrease to our net asset value per share, you could pay a premium of more than 5.0% for your common stock if our Board of Directors does not decrease the offering price. A decline in our net asset value per share to an amount more than 5.0% below our current offering price, net of selling commissions and dealer manager fees, creates a rebuttable presumption that there has been a material change in the value of our assets such that a reduction in the offering price per share is warranted. This presumption may only be rebutted if our Board of Directors, in consultation with our management, reasonably and in good faith determines that the decline in net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, rather than a more fundamental shift in the valuation of our portfolio. In the event that (i) net asset value per share decreases to more than 5.0% below our current net offering price and (ii) our Board of Directors believes that such decrease in net asset value per share is the result of a non-temporary movement in the credit markets or the value of our assets, our Board of Directors will undertake to establish a new net offering price that is not more than 5.0% above our net asset value per share. If our Board of Directors determines that the decline in our net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, investors will purchase common stock at an offering price per share, net of selling commissions and dealer manager fees, which represents a premium to the net asset value per share of greater than 5.0%.

In fiscal 2014, the net asset value of our common stock decreased to an amount more than 5% below our then current offering price. The declines resulted from three factors: overall declines in the market prices of high yield debt instruments this year, declines in the market value of specific positions that have defaulted or which the market perceives will need to restructure, and as a result of distributions made to date in excess of net investment income. The Pricing Committee of our Board of Directors reviewed market data regarding movements in the credit markets, and the specific circumstances surrounding each of the positions in our portfolio which had experienced the greatest decline in value, including recent earnings announcements, collateral, priority in the capital structure, and current indications as to the terms of any restructuring. Based on that analysis, the Board of Directors determined that a reduction in our gross offering price to $9.75 per share accurately reflected the extent to which the decline was the result of non-temporary factors in the markets and specific positions. However, the current offering price of $9.75 is more than 5% greater than the net asset value per share of our common stock. Therefore, investors in our common stock will experience immediate dilution of their investments.

If we are unable to raise substantial funds in our continuous “best efforts” offering, our distributions may continue to constitute a return of capital or we may have to reduce our distribution rate.

Since we have commenced operations, we have implemented a policy of declaring semi-monthly distributions at an annual distribution rate of 7.35% per annum of our offering price. In August 2015, the Board of Directors voted to maintain the 7.35% distribution rate, but decided to change the distributions to once a month instead of semi-monthly, beginning with the distributions declared at the August 17, 2015 meeting. Our distributions have not been based on our investment performance. Prior to September 2013, our distributions were supported by our Manager in the form of operating expense support payments to us, and a portion of our distributions constituted a return of capital. Since September 2013, we have not had an expense support agreement with our Manager and as a result a greater portion of our distributions have constituted a return of capital. We expect to continue paying distributions at the same distribution rate, and that a substantial part of those distributions will constitute a return of capital for the foreseeable future. Our distributions will continue to constitute a return of capital until our net investment income is sufficient to support our distribution rate, which will probably not occur until our Manager enters into an expense support agreement with us, or our assets increase enough to lower our expense ratio, which we do not expect to occur until we have more than $147 million in assets. Based upon our current level of operations, we estimate that about 80% of our distributions will constitute a return of capital.

Our continuous offering is being made on a best efforts basis, whereby Axiom and any selected dealers who enter into agreements with Axiom are only required to use their best efforts to sell our shares and have no firm commitment or obligation to purchase any of our shares. If we are unable to increase our net assets to a level sufficient to make our distributions from investment income, we may have to reduce our distribution rate. If we do not increase our net assets sufficiently, and do not decrease our distribution rate, a substantial part of our distributions will continue to constitute a return of capital, which will decrease the net asset value per share of our common stock.

The shares sold in our continuous offering will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, if an investor purchase shares in our continuous offering, they will have limited liquidity and may not receive a full return of their invested capital if they sell their shares.

The shares offered by us are illiquid assets for which there is not expected to be any secondary market nor is it expected that any will develop in the foreseeable future. Within four years following the completion of our public offering or any subsequent follow-on offering, our Board of Directors is required to recommend that we pursue a liquidity event for our shareholders. However, there can be no assurance that we will complete a liquidity event within such time or at all. A liquidity event could include: (i) a listing of our shares on a national securities exchange; (ii) a merger or another transaction approved by our Board of Directors in which our shareholders will receive cash or shares of a listed company; or (iii) a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation.

Prior to the completion of a liquidity event, our tender offer program provides a limited opportunity for investors to achieve liquidity, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price they paid for their shares being repurchased.

In making a determination of what type of liquidity event is in the best interest of our shareholders, our Board of Directors, including our independent directors, may consider a variety of criteria, including, but not limited to, market conditions, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our shares, internal management requirements to become a perpetual life company and the potential for shareholder liquidity. We can offer no assurance that we will be able to effect a liquidity event. Further, even if we do complete a liquidity event, you may not receive a return of all of your invested capital.

We are not obligated to complete a liquidity event by a specified date; therefore, it will be difficult for an investor to sell his or her shares.

Within four years following the completion of our public offering or any subsequent follow-on offering, our Board of Directors is required to recommend that we pursue a liquidity event for our shareholders. A liquidity event could include: (i) a listing of our shares on a national securities exchange; (ii) a merger or another transaction approved by our Board of Directors in which our shareholders will receive cash or shares of a listed company; or (iii) a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation. We expect that the liquidity event recommended by our Board of Directors will be completed within twelve months following the recommendation by our Board of Directors. We do not know at this time what circumstances will exist in the future and therefore we do not know what factors our Board of Directors will consider in determining what form of liquidity event to pursue. There may be economic or other factors that negatively impact our ability to complete a liquidity event within this timeframe or at all. As a result, it may be difficult for investors to sell their shares.

Our ability to successfully conduct our continuous offering is dependent, in part, on the ability of Axiom to successfully establish, operate and maintain a network of broker-dealers.

The success of our public offering, and correspondingly our ability to implement our business strategy, is dependent upon the ability of Axiom to establish and maintain a network of licensed securities broker-dealers and other agents to sell our shares. If Axiom fails to perform, we may not be able to raise adequate proceeds through our public offering to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, shareholders could lose all or a part of their investment.

Beginning with the fourth calendar quarter of 2013, we began offering a repurchase program for shareholders shares on a quarterly basis. However, we are not required to make repurchases and there can be no assurance we will do so. As a result shareholders may be unable to sell their shares and, to the extent they are able to sell their shares under the tender offer program, they may not be able to recover the amount of their investment in our shares.

Beginning with the fourth calendar quarter of 2013, we began offering a repurchase program for shareholders to tender their shares on a quarterly basis at a price equal to 90% of our current offering price as of the date of repurchase. To the extent that we make purchases, the tender offer program will include numerous restrictions that limit their ability to sell their shares. We intend to limit the number of shares repurchased pursuant to our proposed tender offer program as follows: (1) we currently intend to limit the number of shares to be repurchased during any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter; (2) unless shareholders tender all of their shares, shareholders must tender at least 25% of the amount of shares they have purchased in the offering and must maintain a minimum balance of $5,000 subsequent to submitting a portion of their shares for repurchase by us; and (3) to the extent that the number of shares put to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, not on a first-come, first-served basis. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all repurchase requests made in any year. Our Board of Directors may amend, suspend or terminate the tender offer program upon 30 days’ notice. We will notify shareholders of such developments (1) in our quarterly reports or (2) by means of a separate mailing to shareholders, accompanied by disclosure in a current or periodic report under the Exchange Act. In addition, although we have adopted a tender offer program, we have discretion to not repurchase shareholders shares, to suspend the plan, and to cease repurchases. Further, the plan has many limitations and should not be relied upon as a method to sell shares promptly and at a desired price.

The timing of our repurchase offers pursuant to our tender offer program may be at a time that is disadvantageous to our shareholders.

When we make quarterly repurchase offers pursuant to our tender offer program, we may offer to repurchase shares at a price that is lower than the price that investors paid for shares in our offering. As a result, to the extent investors have the ability to sell their shares to us as part of our tender offer program, the price at which an investor may sell shares, which will be equal to the net asset value per share on the date of repurchase, may be lower than what an investor paid in connection with the purchase of shares in our offering.

In addition, in the event an investor chooses to participate in our tender offer program, the investor will be required to provide us with notice of intent to participate prior to knowing what the net asset value per share will be on the repurchase date. Although an investor will have the ability to withdraw a repurchase request prior to the repurchase date, to the extent an investor seeks to sell shares to us as part of our tender offer program, the investor will be required to do so without knowledge of what the repurchase price of our shares will be on the repurchase date.

Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us.

Shareholders do not have preemptive rights to any shares we issue in the future. Our certificate of incorporation authorizes us to issue 200,000,000 shares of common stock. Pursuant to our certificate of incorporation, a majority of our entire Board of Directors may amend our certificate of incorporation to increase the number of authorized shares without shareholder approval. After an investor purchases shares, our board may elect to sell additional shares in the future, issue equity interests in private offerings, or issue share-based awards to our independent directors or persons associated with the Advisor. To the extent we issue additional equity interests after an investor purchases shares of our common stock, an investor’s percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares of common stock.

Under the 1940 Act, we generally are prohibited from issuing or selling our common stock at a price below net asset value per share, which may be a disadvantage as compared with certain public companies. We may, however, sell our common stock, or warrants, options, or rights to acquire our common stock, at a price below the current net asset value of our common stock if our Board of Directors and independent directors determine that such sale is in our best interests and the best interests of our stockholders, and our stockholders, including a majority of those stockholders that are not affiliated with us, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board of Directors, closely approximates the fair value of such securities (less any distributing commission or discount). If we raise additional funds by issuing common stock or senior securities convertible into, or exchangeable for, our common stock, then the percentage ownership of our stockholders at that time will decrease and you will experience dilution.

Under the terms of our charter, our Board of Directors is authorized to issue shares of preferred stock with rights and privileges superior to common stockholders without common stockholder approval.

Under the terms of our charter, our Board of Directors is authorized to issue shares of preferred stock in one or more classes or series without stockholder approval. The board has discretion to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of preferred stock. Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock.

Certain provisions of the Maryland Corporation Law could deter takeover attempts.

Our bylaws exempt us from the Maryland Control Share Acquisition Act, which significantly restricts the voting rights of control shares of a Maryland corporation acquired in a control share acquisition. If our Board of Directors were to amend our bylaws to repeal this exemption from the Maryland Control Share Acquisition Act, that statute may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such a transaction. There can be no assurance, however, that we will not amend our bylaws at some time in the future. We will not, however, amend our bylaws to make us subject to the Maryland Control Share Acquisition Act without our Board of Directors determining that doing so would not conflict with the 1940 Act and obtaining confirmation from the SEC that it does not object to that determination.

Additionally, our Board of Directors may, without stockholder action, authorize the issuance of shares of stock in one or more classes or series, including preferred stock. Our Board of Directors may also, without stockholder action, amend our articles of incorporation to increase the number of shares of stock of any class or series that we have authority to issue. These anti-takeover provisions may inhibit a change of control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the value of our common stock.

Investing in our common stock involves a high degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk and volatility or loss of principal than alternative investment options. Our investments in portfolio companies may be highly speculative and aggressive and, therefore, an investment in our common stock may not be suitable for someone with lower risk tolerance.

The net asset value of our common stock may fluctuate significantly.

The net asset value and liquidity, if any, of the market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•	significant volatility in the market price and trading volume of securities of business development companies or other companies in our sector, which are not necessarily related to the operating performance of the companies;
•	changes in regulatory policies or tax guidelines, particularly with respect to RICs or business development companies;
•	loss of RIC or business development company status;
•	changes in earnings or variations in operating results;
•	changes in the value of our portfolio of investments;
•	changes in accounting guidelines governing valuation of our investments;
•	any shortfall in revenue or net income or any increase in losses from levels expected by investors;
•	departure of the Manager or certain of its respective key personnel;

•	operating performance of companies comparable to us;
•	general economic trends and other external factors; and
•	loss of a major funding source.

Risks Related to Taxation

We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.

To maintain RIC tax treatment under the Code, we must meet the following minimum annual distribution, income source and asset diversification requirements.

The minimum annual distribution requirement for a RIC will be satisfied if we distribute to our stockholders on an annual basis at least 90% of our net ordinary taxable income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. We would also be taxed on any retained income and/or gains, including any short-term capital gains or long-term capital gains. We must also satisfy an additional annual distribution requirement during each calendar year in order to avoid a 4% excise tax on the amount of the under-distribution. Because we may use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirements. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment, or could be required to retain a portion of our income or gains, and thus become subject to corporate-level income tax.

The income source requirement will be satisfied if we obtain at least 90% of our income for each year from dividends, interest, gains from the sale of stock or securities, or similar sources.

The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because a portion of our investments are expected to be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution, and the amount of our distributions.

If we do not qualify as a “publicly offered regulated investment company,” as defined in the Code, shareholders will be taxed as though they received a distribution of some of our expenses.

A “publicly offered regulated investment company” is a RIC whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. If we are not a publicly offered RIC for any period, a non-corporate stockholder’s allocable portion of our affected expenses, including our management fees, will be treated as an additional distribution to the stockholder and will be deductible by such stockholder only to the extent permitted under the limitations described below. For non-corporate stockholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a non-publicly offered RIC, including advisory fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are deductible to an individual only to the extent they exceed 2% of such a stockholder’s adjusted gross income, and are not deductible for alternative minimum tax purposes.

You may have current tax liability on distributions you elect to reinvest in shares of our common stock but would not receive cash from such distributions to pay such tax liability.

If you participate in our distribution reinvestment plan, you will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. As a result, unless you are a tax-exempt entity, you may have to use funds from other sources to pay your tax liability on the value of our common stock received from the distribution.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK, interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. Furthermore, we may invest in non-U.S. corporations (or other non-U.S. entities treated as corporations for U.S. federal income tax purposes) that could be treated under the Code and U.S. Treasury regulations as “passive foreign investment companies” and/or “controlled foreign corporations.” The rules relating to investment in these types of non-U.S. entities are designed to ensure that U.S. taxpayers are either, in effect, taxed currently (or on an accelerated basis with respect to corporate level events) or taxed at increased tax rates at distribution or disposition. In certain circumstances this could require us to recognize income where we do not receive a corresponding payment in cash.

We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the annual distribution requirement, even if we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to obtain and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital, make a partial share distribution, or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, and choose not to make a qualifying share distribution, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

FORWARD-LOOKING STATEMENTS

This prospectus, including, without limitation, the sections entitled “Summary,” “Risk Factors,” and “Business,” contains forward-looking statements. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially,” or “may” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus are subject to a number of risks and uncertainties, some of which are beyond our control, including, among other things:

•	our ability to invest in discounted corporate debt and equity-linked debt securities of our target companies;
•	our ability to successfully employ our Co-OptivistTM approach in executing our investment strategy;
•	a limited pool of prospective target businesses;
•	our ability to pay distributions on our shares of common stock;
•	an economic downturn which could impair our target companies’ abilities to continue to operate, which could lead to the loss of some or all of our assets;
•	changes in general economic or business conditions or economic or demographic trends in the United States; and
•	the risks, uncertainties and other factors we identify in “Risk Factors” and elsewhere in this prospectus.

Our actual results, performance, prospects or opportunities could differ materially from those expressed in or implied by our forward-looking statements. A description of some of the risks that could cause our actual results to differ appears under the section “Risk Factors” and elsewhere in this prospectus. Additional risks of which we are not currently aware or which we currently deem immaterial could also cause our actual results to differ.

In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events or otherwise, except as required by law.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and we assume no duty to and do not undertake to update forward-looking statements. These forward-looking statements contained in this prospectus do not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

ESTIMATED USE OF PROCEEDS

We use the proceeds from this offering, net of offering expenses, to invest in discounted corporate debt and equity-linked debt securities of our target companies in accordance with our objectives and using the strategies described in this prospectus. The remainder of the proceeds are used for working capital and general corporate purposes, including to fund redemption requests under our early redemption program. There can be no assurance we will be able to sell all the shares we are registering. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objectives or provide diversification of our portfolio.

Based on prevailing market conditions and depending on our evaluation of the investment opportunities then available, we anticipate that we will invest the proceeds from each subscription closing generally within 30 – 90 days. The precise timing will depend on the availability of investment opportunities that are consistent with our investment objectives and strategies. Until we are able to find such investment opportunities, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities and high-quality debt instruments maturing in one year or less from the time of investment. This is consistent with our status as a business development company and our election to be taxed as a RIC. During this time, we may also use the net proceeds to pay operating expenses and to fund distributions to our shareholders. In addition, during this time, we will pay management fees under the Investment Advisory Agreement as described elsewhere in this prospectus.

The following table sets forth our estimates of how we intend to use the gross proceeds from this offering. Information is provided assuming that we sell: (1) $500,000,000 worth of common shares, and (2) the maximum number of shares registered in this offering, or 75,000,000 shares. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of the common stock and the actual number of shares of common stock, if any, we sell in the offering. The table below assumes that common shares are sold at the current offering price of $9.75 per share. Such amount is subject to increase or decrease based upon, among other things, our net asset value per share.

The amounts in the table below assume that the full fees and commissions are paid on all shares of our common stock offered to the public on a best efforts basis. All or a portion of the selling commission and dealer manager fee may be reduced or eliminated in connection with certain categories of sales such as sales for which a volume discount applies, sales through investment advisers or banks acting as directors or fiduciaries, and sales to our affiliates. The reduction in these fees, as appropriate, will be accompanied by a corresponding reduction in the per share purchase price but will not affect the amounts available to us for investments. Because the amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

	$500 Million Raised		Maximum Offering
	Amount	%	Amount	%
Gross proceeds	$500,000,000	100.0%	$731,250,000	100.0%
Less:
Selling commissions	$35,000,000	7.0%	$51,187,500	7.0%
Dealer manager fee	$15,000,000	3.0%	$21,937,500	3.0%
Offering expenses	$7,500,000	1.5%	$10,968,250	1.5%
Net Proceeds/Amount Available for Investments	$442,500,000	88.5%	$647,156,250	88.5%

DISTRIBUTIONS

Subject to our board of trustees’ discretion and applicable legal restrictions, we authorize and declare ordinary cash distributions on a monthly basis and pay such distributions on a monthly basis. Any distributions to our shareholders will be declared out of assets legally available for distribution. We may fund our cash distributions to shareholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, and dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies. We have not established limits on the amount of funds we may use from available sources to make distributions.

When we commenced operations, we initiated a policy of declaring semi-monthly distributions at an annual distribution rate of 7.35% per annum of our offering price. We have authorized, declared and paid distributions to our shareholders at that rate on a semi-monthly basis since July 2012. In August 2015, the Board of Directors voted to maintain the 7.35% distribution rate, but decided to change the distributions to once a month instead of semi-monthly beginning with the distributions declared at the August 17, 2015 meeting. Based upon our current level of operations, we estimate that about 80% of our distributions will constitute a return of capital. Our distributions historically have not been based on our investment performance. Prior to September 2013, our distributions were supported by our Manager in the form of operating expense support payments to us, and a portion of our distributions constituted a return of capital. Since September 2013, we have not had an expense support agreement with our Manager and as a result a greater portion of our distributions have constituted a return of capital. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities constitutes the return of capital previously paid to us for shares of our common stock.

The following table shows the percentage of our distributions which have been funded from net investment income, realized capital gains and paid in capital since the inception of operations:

Period	Per Share	Net Investment Income	Realized Gains from Investments	Return of Capital
July 12, 2012 – September 30, 2012	$0.18375	64%	0%	36%
October 1, 2012 – December 31, 2012	0.26075	59%	0%	41%
January 1, 2013 – March 31, 2013	0.26259	67%	13%	20%
April 1, 2013 – June 30, 2013	0.18650	77%	14%	9%
July 1, 2013 – September 30, 2013	0.18650	51%	10%	39%
October 1, 2013 – December 31, 2013	0.18650	13%	47%	40%
January 1, 2014 – March 31, 2014	0.18650	27%	13%	60%
April 1, 2014 – June 30, 2014	0.18650	49%	0%	51%
July 1, 2014 – September 30, 2014	0.18467	17%	3%	80%
October 1, 2014 – December 31, 2014	0.18145	15%	6%	79%
January 1, 2015 – March 31, 2015	0.17915	15%	5%	80%
April 1, 2015 – June 30, 2015	0.17915	63%	15%	22%

We expect to continue making distributions at the same distribution rate unless our results of operations, our general financial condition, general economic conditions, or other factors prohibit us from doing so. From time to time, but not less than quarterly, we review our accounts to determine whether distributions to our shareholders are appropriate. There can be no assurance that we will be able to sustain distributions at any particular level.

Each year a statement on Internal Revenue Service Form 1099-DIV (or such successor form) identifying the source of the distribution (i.e., paid from ordinary income, paid from net capital gain on the sale of securities, or a return of capital) will be mailed to our shareholders. We expect that our distributions will continue to constitute a return of capital until our net investment income is sufficient to support our distribution rate, which will probably not occur until our Manager enters into an expense support agreement with us, or our assets increase enough to lower our expense ratio, which we do not expect to occur until we have more than $147 million in assets. As a result, for the foreseeable future, a portion of the distributions we make will represent a return of capital for tax purposes. The tax basis of shares must be reduced by the amount of any return of capital distributions, which will result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares.

We have elected to be treated, beginning with our taxable year ending December 31, 2012, as a RIC under the Code. To obtain and maintain RIC tax treatment, we must, among other things, distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our shareholders. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of: (i) 98% of our ordinary income for the calendar year, (ii) 98.2% of our capital gains in excess of capital losses for the one-year period generally ending on October 31 of the calendar year (unless an election is made by us to use our taxable year) and (iii) any ordinary income and net capital gains for preceding years that were not distributed during such years and on which we paid no federal income tax.

The determination of the tax attributes of our distributions is made annually as of the end of our fiscal year based upon our taxable income for the full year and distributions paid for the full year. Therefore, a determination made on a quarterly basis may not be representative of the actual tax attributes of our distributions for a full year. The actual tax characteristics of distributions to shareholders are reported to shareholders annually on a Form 1099-DIV.

We have adopted an “opt in” distribution reinvestment plan for our shareholders. As a result, if we make distribution reinvestment plan for our shareholders. As a result, if we make a distribution, our shareholders will receive their distributions in cash unless they specifically “opt in” to the distribution reinvestment plan so as to have their cash distributions reinvested in additional common shares. See “Distribution Reinvestment Plan.”

The following table reflects the sources of the cash distributions on a tax basis that the Company has paid on its common stock (dollars in thousands) during the six months ended June 30, 2015 and the fiscal years ended December 31, 2014, 2013 and 2012:

Source of Distributions:	Six months ended June 30, 2015		Year ended December 31, 2014		Year ended December 31, 2013		Year ended December 31, 2012
			(Restated)		(Restated)		(Restated)
Distributions from net investment income	$858	40.1%	$819	26.1%	$798	47.0%	$150	60.0%
Distributions from realized gains	215	10.0%	166	5.3%	395	23.3%	—	0.0%
Distributions from paid In capital	1,067	49.9%	2,153	68.6%	504	29.7%	100	40.0%
TOTAL	$2,140	100.0%	$3,138	100.0%	$1,697	100.0%	$250	100.0%

We are in a fund raising stage. As such, we incur offering expenses of 1.5% of the gross offering proceeds. The chart below shows the percentages of distributions from Net Investment Income excluding offering costs:

	Offering Expenses	Net Investment Income excluding offering costs	% Distribution from Net Investment Income excluding offering costs	% Distributions from Realized Gains excluding offering costs	% Distributions from Paid In Capital excluding offering costs
2015	$96	$954	45%	10%	45%
2014 (Restated)	$352	$1,171	37%	5%	58%
2013 (Restated)	$322	$1,120	66%	23%	11%
2012 (Restated)	$142	$292	100%	0%	0%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We invest in discounted corporate debt and equity-linked debt securities of public and private companies whose securities trade on the secondary loan market for institutional investors and provide distributions to investors. At the same time, we actively work with the Target Investment’s management to restructure the underlying securities and improve the liquidity position of the Target Investment’s balance sheet. We employ a proprietary “Co-OptivistTM” approach (“cooperative activism”, Co-OptivistTM is a registered trademark of VII Peaks Capital, LLC, or VII Peaks, and is being used with their permission) in executing our investment strategy, which entails proactively engaging the Target Investment management on average 24 months prior to a redemption event (typically a put or maturity event) to create an opportunity for growth in the investments. Our strategy is not dependent on restructuring to generate distributions.

Our investment objectives are to generate current income and capital appreciation. We meet our investment objectives by: (i) realizing income and capital appreciation through the acquisition, management and orderly liquidation of corporate debt securities, (ii) making distributions of available distributable cash to our shareholders, and (iii) preserving the capital investments of our stockholders.

We make investments in Target Investments that meet our investment criteria. The size of an individual investment will vary based on numerous factors, including the amount of funds raised in our offering. However, assuming we raise the maximum offering amount of $750.0 million, we expect to hold at least 50 investments, and we anticipate that the minimum investment size will be approximately $0.25 million. We do not anticipate being heavily invested in any one industry, and generally, we do not expect to invest in more than two different classes of debt of the same Target Investment. We invest in debt and equity-linked debt of Target Investments with a minimum enterprise value of $200.0 million and whose debt and equity-linked debt is actively traded in the secondary loan market. We expect our portfolio to be predominantly composed of fixed-rate high-yield and equity-linked corporate debt securities. However, we may also purchase senior secured corporate debt securities which may have variable interest rates. We currently anticipate that the portion of our portfolio composed of variable rate corporate debt securities, if any, will not exceed 20%, but we may increase that to 33% of our aggregate portfolio at the time of any purchase depending on market opportunities.

We offer our stockholders the ability to receive distributions as well as the potential capital appreciation resulting from the restructuring of the debt of our Target Investments. To the extent we have distributable income available we anticipate declaring and paying distributions on a monthly basis. When we commenced operations, we initiated a policy of declaring semi-monthly distributions at an annual distribution rate of 7.35% per annum. From August 2012 to February 2013 we paid semi-monthly distributions of $0.030625 each. On February 28, 2013, we increased the offering price of our common stock to $10.15 per share, and simultaneously increased our semi-monthly distributions to $0.031084 each, and paid semi-monthly distributions at that rate from March 2013 to July 2014. On August 8, 2014, we decreased the offering price of our common stock to $10.00 per share, and simultaneously decreased our semi-monthly distributions to $0.030625 each. On November 18, 2014, we decreased the offering price of our common stock to $9.75 per share, and simultaneously decreased our semi-monthly distributions to $0.029859 each. We have also paid and declared two special distributions of $0.077 each, the first to stockholders of record on December 27, 2012 and the second to stockholders of record on February 27, 2013. In August 2015, we changed our distribution policy to make distributions once a month instead of semi-monthly and declared three monthly distributions of $0.059719 per share payable to stockholders of record on August 31, 2015, September 29, 2015 and October 29, 2015.

Our Manager has an investment committee that is responsible for reviewing, discussing and approving each investment opportunity we seek to pursue. Our investment committee meets routinely to discuss new and existing opportunities and developments on current investments. Our investment committee currently consists of Mr. Chandhoke, our chief executive officer, and Mr. Shea.

Revenues

The principal measure of our financial performance is net increase in net assets resulting from operations, which includes net investment income, net realized gain on investments, net realized gain on total return swap, net unrealized appreciation and depreciation on investments, net unrealized appreciation and depreciation on total return swap and net unrealized gains and losses on foreign currency. Net investment income is the difference between our income from interest, dividends, fees and other investment income and our operating expenses. Net realized gain on investments is the difference between the proceeds received from dispositions of portfolio investments and their stated cost. Net unrealized appreciation and depreciation on investments is the net change in the fair value of our investment portfolio.

Expenses

Our primary annual operating expenses include the payment of base management fees and incentive fees and the reimbursement of expenses under our investment advisory agreement and our administration agreement with our Manager. We will bear all expenses, which include, among other things:

•	corporate, organizational and offering expenses relating to offerings of our common stock, subject to limitations included in our investment advisory agreement;
•	the cost of calculating our net asset value, including the related fees and cost of any third-party valuation services;
•	the cost of effecting sales and repurchases of shares of our common stock and other securities;
•	fees payable to third parties relating to, or associated with, monitoring our financial and legal affairs, making investments, and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;
•	transfer agent and custodial fees;
•	fees and expenses associated with marketing efforts;
•	federal and state registration fees and any stock exchange listing fees;
•	federal, state and local taxes;
•	independent directors’ fees and expenses, including travel expenses;
•	costs of director and shareholder meetings, proxy statements, shareholders’ reports and notices;
•	costs of fidelity bond, directors and officers/errors and omissions liability insurance and other types of insurance;
•	direct costs, including those relating to printing of shareholder reports and advertising or sales materials, mailing, long distance telephone and staff;
•	fees and expenses associated with independent audits and outside legal costs, including compliance with the Sarbanes-Oxley Act of 2002, the 1940 Act and applicable federal and state securities laws;
•	brokerage commissions for our investments;
•	all other expenses incurred by us or our Manager in connection with administering our business, including expenses incurred by our Manager in performing its obligations; and
•	the reimbursement of the compensation of our chief financial officer and chief compliance officer, whose salaries are paid by our Manager, to the extent that each such reimbursement amount is annually approved by our independent directors and subject to the limitations included in our administration agreement.

Portfolio and Investment Activity

During the six months ended June 30, 2015, we made $14.8 million of investments in new portfolio companies and had $10.7 million in aggregate amount of exits and repayments, resulting in net investments of $4.1 million for the period. During the six months ended June 30, 2014, we made $15.3 million of investments in new portfolio companies and had $7.3 million in aggregate amount of exits and repayments, resulting in net investments of $8.0 million for the period.

As of June 30, 2015, we have invested an aggregate of approximately $47.1 million in 40 investment positions in 32 portfolio companies. At June 30, 2015, the fair value of our investment positions was $40.6 million (excluding cash and including the accrued interest of $0.9 million). As of such date, our estimated gross annual portfolio current yield was 9.53% and gross annual portfolio yield to maturity was 10.82% (excluding equity investments and non-accrual investments) based on the purchase price of our investments. As of such date, the estimated gross annual portfolio current yield of our investment portfolio was 6.84%. The average duration of our debt portfolio was approximately 2.7 years. During the six months ended June 30, 2015, we exited 9 portfolio companies in full and 1 partially for aggregate sales proceeds of $10.7 million. As of June 30, 2015, we had one portfolio investment in default of payment of its par value at maturity date, Suntech Power Holdings Company, with a fair value of $1 which represented a negligible amount of our total portfolio. As of June 30, 2015, in addition to the investment in maturity date default, seven additional investments had not paid coupon interest as due beyond the thirty day grace period. These investments are Colt Defense LLC, 8.75%, November 15, 2017; Caesars Entertainment Corp, 11.25%, June 1, 2017; Caesars Entertainment Corp, 10.75%, February 1, 2016; Endeavour International Corp., 12%, March 1, 2018; Endeavour International Corp., 12%, June 1, 2018; QuickSilver Resources, Inc., 7.13%, April 1, 2016; and Saratoga Resources, Inc., 12.50% July 1, 2016. Interest on these investments was accrued through the date that the last coupon payment was received. These investments were placed in a nonaccrual status. Two other investments, Education Management, LLC and NII Holdings were restructured as private equity instruments, and no longer have income producing attributes.

For the year ended December 31, 2014, we made $31.3 million of investments in new portfolio companies and had $11.8 million in aggregate amount of exits and repayments, resulting in net exits and repayments of $19.5 million for the period. For the year ended December 31, 2013, we made $27.7 million of investments in new portfolio companies and had $10.3 million in aggregate amount of exits and repayments, resulting in net investments of $17.4 million for the period. As of December 31, 2014, we had one portfolio investment in default with a fair value of $500 which represented a negligible amount of our portfolio.

As of December 31, 2014, we have invested an aggregate of approximately $44.3 million in 45 investment positions in 40 portfolio companies. As of December 31, 2014, the fair value of our investment positions was $38.5 million (excluding cash and money market investments but including the accrued interest of $1.1 million) and $41.6 million (including cash, money market investments and accrued interest). As of such date, our estimated gross annual portfolio current yield was 9.98% and gross annual portfolio yield to maturity was 10.47% based on the purchase price of our investments. The average duration of our portfolio was approximately 2.53 years. As of December 31, 2014, we have exited 24 portfolio companies in full and 8 partially for aggregate sales proceeds of $25.0 million. As of December 31, 2014, we had one portfolio investment in default of payment of its par value at maturity date, Suntech Power Holdings Company, with a fair value of $500 which represented a negligible amount of our total portfolio. As of December 31, 2014, in addition to the investment in maturity date default, three additional investments had not paid coupon interest as due beyond the thirty day grace period. Interest on these investments was accrued through the date that the last coupon payment was received. These investments were placed in a nonaccrual status. Another investment, Education Management, LLC was restructured as a private equity instrument, and no longer has income producing attributes.

The composition of the Fund’s investments as of June 30, 2015, at amortized cost and fair value were as follows (dollars in thousands):

	Investments at Amortized Cost	Investments at Fair Value	Fair Value Percentage of Total Portfolio
Investments – Money Market	$5,267	$5,267	11.7%
Senior Secured First Lien Debt	10,679	10,411	23.2
Senior Secured Second Lien Debt	4,488	2,528	5.6
Senior Unsecured Debt	14,972	11,772	26.2
Senior Subordinated Debt	4,878	3,370	7.5
Equity Securities	12,048	11,560	25.8
Total	$52,332	$44,908	100.0%

The following table summarizes the composition of our investment portfolio at cost and fair value as of December 31, 2014 and 2013 (in thousands):

	December 31, 2014			December 31, 2013
	Amortized Cost(1)	Fair Value	Percentage of Portfolio	Amortized Cost(1)	Fair Value	Percentage of Portfolio
Investments – Money Market	$3,104	$3,104	7.7%	$1,644	$1,644	6.6%
Senior Secured First Lien Debt	12,141	11,721	28.9%	4,475	4,512	18.2%
Senior Secured Second Lien Debt	7,131	5,694	14.0%	5,601	5,290	21.3%
Senior Unsecured Debt	19,116	15,129	37.3%	7,962	7,425	30.0%
Senior Subordinated Debt	5,034	4,010	9.9%	5,731	5,927	23.9%
Equity Securities	880	874	2.2%	—	—	—%
Total	$47,406	$40,532	100.0%	$25,413	$24,798	100.0%

(1)	Amortized cost represents the original cost adjusted for the amortization of premiums and/or accretion of discounts, as applicable, on investments.

We do not “control” and are not an “affiliate” of any of our portfolio companies, each as defined in the 1940 Act. In general, under the 1940 Act, we would be presumed to “control” a portfolio company if we owned 25% or more of its voting securities and would be an “affiliate” of a portfolio company if we owned 5% or more of its voting securities.

The following table shows the portfolio composition by industry grouping at fair value as of June 30, 2015 (dollars in thousands):

	As of June 30, 2015
	Investments at Fair Value	Percentage of Total Portfolio
Media: Advertising, Printing & Publishing	$14,404	32.1%
Investments – Money Market	5,267	11.7
Metals & Mining	4,293	9.5
Retail	3,850	8.6
Automobile	2,624	5.8
Aerospace and Defense	2,596	5.8
Telecommunications	2,523	5.6
Energy: Oil & Gas	2,361	5.3
Services: Consumer	2,198	4.9
Healthcare and Pharmaceuticals	1,297	2.9
Media: Broadcasting & Subscription	1,127	2.5
Environmental Industries	994	2.2
Hotel, Gaming & Leisure	804	1.8
Beverage, Food & Tobacco	570	1.3
Total	$44,908	100.0%

The table below describes investments by industry classification and enumerates the percentage, by fair value, of the total portfolio assets in such industries as of December 31, 2014 and 2013:

	At December 31, 2014		At December 31, 2013
	Investments at Fair Value	Percentage of Total Portfolio	Investments at Fair Value	Percentage of Total Portfolio
Retail	$5,827	14.4%	$968	3.9%
Media: Advertising, Printing & Publishing	4,163	10.3	1,541	6.2
Healthcare & Pharmaceuticals	3,547	8.7	3,160	12.7
Services: Consumer	3,497	8.6	1,282	5.2
Investments – Money Market	3,104	7.7	1,644	6.6
Telecommunications	2,798	6.9	2,289	9.2
Aerospace and Defense	2,790	6.9	2,616	10.6
Metals & Mining	2,723	6.7	1,222	4.9
Consumer Goods: Durable	2,686	6.6	—	—
Energy: Oil & Gas	2,505	6.2	2,604	10.5
Services: Business	1,430	3.5	3,015	12.2
Automobile	1,337	3.3	—	—
Media: Broadcasting & Subscription	1,201	3.0	875	3.5
High Tech Industries	858	2.1	1,158	4.7
Environmental Industries	795	2.0	8	0.1
Hotel, Gaming & Leisure	704	1.7	790	3.2
Beverage, Food & Tobacco	567	1.4	557	2.2
Banking, Finance, Insurance & Real Estate	—	—	1,069	4.3
Total	$40,532	100.0%	$24,798	100.0%

Results of Operations

We were formed on August 3, 2011, and commenced operations on July 10, 2012, when we raised in excess of $1,000,000 from persons who were not affiliated with us or our Manager. Prior to satisfying the minimum offering requirement, we had no operations except for matters relating to our organization and registration as a non-diversified, closed-end management investment company. The results of operations are based on revenue less expenses, adjusted for the impact of the realized gain/loss and change in unrealized gain/loss on our investment portfolio. Revenue is earned as interest on the high-yield investments. Expenses include professional services, management fees, organizational and offering costs and other general and administrative. Realized gain/loss are from investments sold or called at an advantageous price. The unrealized gain/loss is the change in the market price on investments in the portfolio at period end.

Results of Operations for the three and six months ended June 30, 2015 and 2014

Operating results for the three and six months ended June 30, 2015 and 2014 are as follows (dollars in thousands):

	For the three months ended June 30, 2015	For the three months ended June 30, 2014
Total investment income	$1,412	$951
Total expenses, net	707	579
Net investment income	705	372
Net realized gains from investments	163	—
Net unrealized depreciation on investments	(526)	(951)
Net increase (decrease) in net assets resulting from operations	$342	$(579)

	For the six months ended June 30, 2015	For the six months ended June 30, 2014
Total investment income	$2,326	$1,661
Total expenses, net	1,468	1,121
Net investment income	858	540
Net realized gains from investments	215	85
Net unrealized depreciation on investments	(550)	(1,218)
Net increase (decrease) in net assets resulting from operations	$523	$(593)

Revenues

We generated investment income of $1.4 million and $2.3 million for the three and six months ended June 30, 2015, as compared to $1.0 million and $1.7 million for the three and six months ended June 30, 2014.

Interest from investments is in the form of interest and fees earned on senior secured loans, senior secured notes, subordinated debt, senior unsecured debt and collateralized securities in our debt portfolio. Our debt portfolio constituted approximately 71.8% of investment portfolio at June 30, 2014 (excluding money market investments). The level of income we receive is directly related to the balance of collectible income producing investments multiplied by the weighted average yield of our investments, offset by debt investments held in non-accrual status. We expect the dollar amount of interest and any dividend income that we earn to increase as the size of our investment portfolio increases. With the continuous offerings and periodic closings through April 30, 2015, the assets available for and deployed to investment received a boost. The average balance of the debt portfolio during the three and six months ended June 30, 2015 was significantly higher than the same periods in fiscal 2014, resulting in the increase in interest income. At June 30, 2015, the weighted average coupon yield was 9.5%, as compared to the 10.5% as of June 30, 2014. For the six months ended June 30, 2015, the average net assets were $42.1 million, as compared to $30.1 million for the six months ended June 30, 2014.

For the six months ended June 30, 2015, eight of the investments in the debt portfolio did not accrue interest as the issuers were in default of the coupon payment for more than the thirty day grace period. Interest income was accrued through the date of the last coupon payment received for these investments. These eight are Colt Defense LLC, 8.75%, November 15, 2017; Caesars Entertainment Corp, 11.25%, June 1, 2017; Caesars Entertainment Corp, 10.75%, February 1, 2016; Endeavour International Corp., 12%, March 1, 2018; Endeavour International Corp., 12%, June 1, 2018; QuickSilver Resources, Inc., 7.13%, April 1, 2016; Saratoga Resources, Inc., 12.50% July 1, 2016; and Suntech Power Holdings Company, Ltd., 3%, May 15, 2013. Two other investments, Education Management, LLC and NII Holdings were restructured as private equity instruments, and no longer have income producing attributes.

Since becoming operational in the third quarter of 2012, we generate revenue primarily from the cash interest we collect on our debt investments and, to a lesser extent, from the early termination fees that many of our debt investments require the borrower to pay. Going forward, we may generate revenue in the form of commitment, origination, structuring or diligence fees. Any such fees will be generated in connection with our investments and recognized as earned.

Expenses

The composition of our operating expenses for the three and six months ended June 30, 2015 and 2014 was as follows (dollars in thousands):

	For the three months ended June 30, 2015	For the three months ended June 30, 2014
Professional fees	$134	$78
Director fees	12	13
Insurance	24	24
Management fees	229	168
Administrative services – related parties	54	12
General and administrative	214	262
Offering expense	40	22
Total operating expenses	$707	$579

	For the six months ended June 30, 2015	For the six months ended June 30, 2014
Professional fees	$230	$136
Director fees	30	27
Insurance	48	47
Management fees	444	335
Administrative services – related parties	108	24
General and administrative	512	416
Offering expense	96	136
Total operating expenses	$1,468	$1,121

For the six months ended June 30, 2015 and 2014, our operating expenses were $1.5 million and $1.1 million, respectively. For the three months ended June 30, 2015 and 2014, our operating expenses were $0.7 million and $0.6 million, respectively. The rise in expenses for the three and six months ended June 30, 2015 as compared to the three and six months ended June 30, 2014, was due to higher management fees, administrative services, professional fees and general and administrative in 2015 as the operation of the Fund have increased. The increase in expenses in the six months ended June 30, 2015 as compared to June 30, 2014 was offset by lower offering expenses as an update to our registration statement was delayed approval, which reduced the gross proceeds in our continuous offering. The amount of offering costs is directly related to the gross offering price of shares sold in the period. Professional fees were lower in 2014, as less legal and audit support was needed.

The management fees for the three and six months ended June 30, 2015 and 2014 remain at 2% of the net asset value. The offering costs are consistent at 1.5% of the gross closing proceeds for the three months ended June 30, 2015 and 2014.

Expense Reimbursement

We entered into an expense reimbursement agreement with our prior manager under which the prior manager agreed to reimburse us for all U.S. GAAP compliant expenses recognized on our quarterly financial statements for 2012, retroactive to the date of formation on August 3, 2011. In 2013, the expense reimbursement agreement was modified to exclude management fees and incentive fees payable to the Manager effective as of January 1, 2013. We recognized a receivable on our books for the amount due from the prior manager under the expense reimbursement agreement, and the prior manager recognized a liability on its books in the same amount. The expense reimbursement agreement allowed the prior manager and us to offset the related receivables from and payables to each other resulting in a net receivable, or payable position. Our prior manager was obligated to reimburse us for $0.0 million in 2014 and $0.8 million in 2013.

On August 20, 2013, we terminated our investment management agreement with our prior manager, and entered into a new investment management agreement with our current Manager. Our current Manager has not entered into an expense reimbursement agreement with us, but has agreed to assume the prior manager’s obligation to pay us $1.3 million which had accrued under the prior manager’s expense reimbursement agreement. In consideration for such assumption, we have agreed to pay our current Manager any amounts otherwise due our prior manager for organization and offering expenses funded by our prior manager, subject to the limitation that such organization and offering costs may only be reimbursed to the extent of 1.5% of offering proceeds.

During the year ended December 31, 2014, our Manager paid in full the amount it agreed to pay on behalf of our prior manager in the amount of $1.3 million, plus $0.1 million of interest on such amount at the rate of 7.35% per annum.

Net Investment Income

Our net investment income totaled $0.7 million and $0.4 million for the three months ended June 30, 2015 and 2014, respectively. Our net investment income totaled $0.9 million and $0.5 million for the six months ended June 30, 2015 and 2014, respectively. Our net investment income is derived from investment income less operating expenses for the period.

The increase in net investment income in the three months ended June 30, 2015 as compared to the three months ended June 30, 2014 is primarily due to an increase in other income derived from an equity investment in Relativity Media, and to a lesser extent by a higher interest earnings on our debt portfolio, which was offset by an increase in operating expenses during each period.

Net Realized Gains or Losses from Investments

For the three and six months ended June 30, 2015, we had $10.2 million and $12.3 million of principal repayments, resulting in $0.2 million and $0.2 million of realized gains, respectively. For the three and six months ended June 30, 2014, we had $3.0 million and $7.3 million of principal repayments, resulting in $0.1 thousand and $0.1 million of realized gains, respectively.

Net Change in Unrealized Appreciation or Depreciation on Investments

For the three and six months ended June 30, 2015, we experienced $0.5 million and $0.6 million of unrealized depreciation, respectively. For the three and six months ended June 30, 2014, we experienced $1.0 million and $1.2 million of unrealized depreciation, respectively. The global bond markets finished the second quarter with negative returns, as a sharp increase in European government bonds set the tone for the rest of the world. In addition, investors began to position for what appears to be a growing likelihood that the U.S. Federal Reserve will start to raise interest rates before the end of 2015. These circumstances had the largest negative impact on the most rate sensitive market segments, including U.S. Treasuries, higher-quality bonds, and longer-term debt. However, the market’s credit sectors — most notably high-yield and emerging-market bonds — outperformed thanks to the backdrop of positive global growth, favorable credit conditions, and investors’ continued appetite for yield. During the second quarter, high-yield bonds enjoyed two solid months in April and May. These were followed by retreating prices in June, prompted by an uptick in defaults and concern about the increasing likelihood of debt-strapped Greece defaulting on its payment of roughly €1.6 billion due to the International Monetary Fund by June 30.

In addition, we encountered greater than average declines in certain positions that were caused by conditions unique to the company or industry. In particular, we had a number of positions that either initiated a restructuring of their indebtedness (either in Chapter 11 bankruptcy or prepackaged bankruptcy) or announced that they were considering a restructuring. Such announcements generally reduce liquidity in the secondary market creating greater mispricing in underlying bonds. Until the bankruptcy or other restructuring process is complete, it becomes difficult to ascertain whether some of these positions will result in loss of principal or full recovery of principal given their position in the capital structure of the issuer and the underlying asset values. Generally, we expect much higher recoveries or full payment for senior secured first lien type bonds, as compared to senior secured second-lien or unsecured bonds for defaulted bonds.

Changes in Net Assets from Operations

For the three and six months ended June 30, 2015, we recorded a net increase in net assets resulting from operations of $0.3 million and $0.5 million, respectively. For the three and six months ended June 30, 2015, this increase is mainly due to net investment income of $0.7 million and $0.9 million, respectively, and net realized gain from investment of $0.2 million and $0.2 million, respectively, earned on our portfolio investments, partially offset by net unrealized depreciation of $0.5 million and $0.6 million, respectively. Based on 6,199,493 and 5,965,660 weighted average common shares outstanding for the three and six months ended June 30, 2015, our per share net increase in net assets resulting from operations was $0.06 and $0.09, respectively.

For the three and six months ended June 30, 2014, we recorded a net decrease in net assets resulting from operations of $0.6 million and $0.6 million, respectively. Based on 4,054,473 and 3,749,965 weighted average common shares outstanding for the three and six months ended June 30, 2014, respectively, our per share net decrease in net assets resulting from operations was $0.14 and $0.16, respectively.

Results of Operations for the fiscal years ended December 31, 2014, 2013 and 2012

Operating results for the years ended December 31, 2014, 2013 and 2012 are as follows (dollars in thousands):

	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012
	(Restated)	(Restated)	(Restated)
Total investment income	$3,260	$1,659	$146
Total expenses (income), net	2,441	861	(4)
Net investment income	819	798	150
Net realized gains	166	395	—
Net unrealized depreciation	(6,259)	(496)	(119)
Net increase (decrease) in net assets resulting from operations	$(5,274)	$697	$31

Revenues

We generated investment income of $3.3 million for the fiscal year ended December 31, 2014, as compared to $1.7 million for the year ended December 31, 2013, and $0.1 million for the year ended December 31, 2012. The year ended December 31, 2014 included a non-recurring interest earned in Other Income of $0.1 million. The interest resulted from the Due from Affiliate balance of $1.3 million that was paid in full by our Manager in during the year ended December 31, 2014.

Interest from investments is in the form of interest and fees earned on senior secured loans, senior secured notes, subordinated debt, senior unsecured debt and collateralized securities in our portfolio. The level of income we receive is directly related to the balance of collectible income producing investments multiplied by the weighted average yield of our investments. We expect the dollar amount of interest and any dividend income that we earn to increase as the size of our investment portfolio increases. With the continuous offerings and periodic closings throughout 2013 and 2014, the assets available for and deployed to investment received a boost. The average balance of the December 31, 2014 note portfolio was significantly higher than the December 31, 2013 balance, and the average balances in December 31, 2013 portfolio saw a rise as compared to the December 31, 2012 balance, resulting in the increase in interest income over the three years. At December 31, 2014, the weighted average coupon yield was 10.0% as compared to 10.7% as of December 31, 2013. For the year ended December 31, 2014, the average net assets were $36.6 million, as compared to $21.4 million for the year ended December 31, 2013, and $5.8 million for the year ended December 31, 2012.

For the fiscal year ended December 31, 2014, four of the investments in our portfolio were on nonaccrual status as a result of the issuers being in default of the coupon payment for more than the thirty day grace period. Interest income was accrued through the date of the last coupon payment received for these investments. These four are Suntech Power Holdings Company, Ltd., 3%, May 15, 2013; NII Capital Corp, 10%, August 15, 2016; Endeavor International Corporation, 12%, March 1, 2018; and Endeavor International Corporation 12%, June 1, 2018. The investment in Education Management was restructured in 2014 to private equity for the year ended December 31, 2014. The new instrument does not accrue or pay interest.

Since becoming operational in the third quarter of 2012, we generate revenue primarily from the cash interest we collect on our debt investments and, to a lesser extent, from the early termination fees that many of our debt investments require the borrower to pay. Going forward, we may generate revenue in the form of commitment, origination, structuring or diligence fees. Any such fees will be generated in connection with our investments and recognized as earned.

Expenses

The composition of our operating expenses for the years ended December 31, 2014, 2013 and 2012 was as follows (dollars in thousands):

	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012
	(Restated)	(Restated)	(Restated)
Professional fees	$258	$334	$119
Director fees	49	42	31
Insurance	95	83	49
Management fees	732	429	61
Administrative services – related party	108	—	52
General and administrative	847	427	66
Offering expense	352	322	142
Operating expenses before expense waivers and reimbursements	2,441	1,637	520
Expense reimbursement	—	(776)	(524)
Total operating expenses net of expense waivers and reimbursements	$2,441	$861	$(4)

For the year ended December 31, 2014, 2013 and 2012, our operating expenses before expense waivers and reimbursements were $2.4 million, $1.6 million and $0.5 million, respectively. The rise in expenses for the year ended December 31, 2014 as compared to the year ended December 31, 2013 was due to higher management fees with more assets under management, additional offering costs with continuous and larger closings in 2014, a climb in administrative services-related party with more costs charged to the fund by the manager such as investor and supervisory services, and growth in general and administrative expenses with an increase in travel, transfer agent, and due diligence costs. The increase in expenses for the year ended December 31, 2014, was slightly offset with a reduction in professional fees of $0.1 million. Administrative services-related parties include the costs outlined in the administration agreement. The amount of offering costs is directly related to the gross offering price of shares sold in the period. Professional fees were lower in 2014, as less legal and audit support was needed than in 2013.

For the year ended December 31, 2013 and 2012, our operating expenses before expense reimbursement were $1.6 million and $0.5 million, respectively. The increase in expenses in 2013 was due to the continued offerings and more assets under management in 2013, as compared to 2012. This led to larger management fees and offering costs. Professional services grew in 2013 as compared to 2012 as more legal and audit help was needed in 2013. Our manager charged additional administrative services to the fund in 2013, as compared to 2012. The increase in general and administrative expenses in 2013 as compared to 2012 was due to a rise in transfer agent fees and more travel.

The management fees for the years ended December 31, 2014, 2013 and 2012 remain at 2% of the net asset value. The offering costs are consistent at 1.5% of the gross closing proceeds for the years ended December 31, 2014, 2013 and 2012.

Expense Reimbursement

We entered into an expense reimbursement agreement with our prior manager under which the prior manager agreed to reimburse us for all U.S. GAAP compliant expenses recognized on our quarterly financial statements for 2012, retroactive to the date of formation on August 3, 2011. In 2013, the expense reimbursement agreement was modified to exclude management fees and incentive fees payable to the Manager effective as of January 1, 2013. We recognized a receivable on our books for the amount due from the prior manager under the expense reimbursement agreement, and the prior manager recognized a liability on its books in the same amount. Our prior manager was obligated to reimburse us for $0.8 million in 2013 and $0.5 million in 2012.

On August 20, 2013, we terminated our investment management agreement with our prior manager, and entered into a new investment management agreement with our current Manager. Our current Manager has not entered into an expense reimbursement agreement with us, but has agreed to assume the prior manager’s obligation to pay us $1.3 million which had accrued under the prior manager’s expense reimbursement agreement. In consideration for such assumption, we have agreed to pay our current Manager any amounts otherwise due our prior manager for organization and offering expenses funded by our prior manager, subject to the limitation that such organization and offering costs may only be reimbursed to the extent of 1.5% of offering proceeds.

During the year ended December 31, 2014, our Manager paid in full the amount it agreed to pay on behalf of our prior manager in the amount of $1.3 million. In addition, during the year ended December 31, 2014, we accrued $0.1 million of interest on such amount at the rate of 7.35% per annum.

Net Investment Income

Our net investment income totaled $0.8 million, $0.8 million and $0.2 million for the years ended December 31, 2014, 2013 and 2012, respectively. The balance of our net investment income was attributable to investment income less operating expenses for the period. For the year ended December 31, 2014, total investment income was $3.3 million. For the year ended December 31, 2014, the total investment income includes $0.1 million of nonrecurring interest, captured in other income.

The decrease in net investment income for the year ended December 31, 2014 as compared to the year ended December 31, 2013 is due to a higher average balance of interest-earning assets in the investment portfolio, which was offset by a higher level of operating expenses and the absence of an expense reimbursement agreement with our manager in fiscal 2014. For the year ended December 31, 2014, total expenses before expense reimbursements were $2.4 million. For the year ended December 31, 2013, total expenses before expense reimbursements were $1.6 million. Expense reimbursements from our manager contributed $0.8 million toward net investment income in 2013 as compared to $0.0 in 2014.

Net Realized Gains or Losses from Investments

For the years ended December 31, 2014, 2013 and 2012, we had $11.8 million, $10.3 million and $1.2 million of principal repayments, resulting in $0.2 million, $0.4 million and $0.0 million of realized gains, respectively.

Net Change in Unrealized Appreciation or Depreciation on Investments

For the years ended December 31, 2014, 2013 and 2012, we had $6.3 million, $0.5 million and $0.1 million of unrealized depreciation, respectively. The increase in unrealized depreciation during fiscal 2014 was due to two main factors. First, the high yield corporate bond market declined overall due to a variety of macro factors, including the ending of Quantitative Easing by the Federal Reserve, concerns about the Chinese and European economies, and worries about the economic effect of various global conflicts, particularly in Ukraine and the Middle East. For example, the BofA Merrill Lynch U.S. High Yield Master II Index total return declined 0.6% (including interest and dividends on securities) during the year ended December 31, 2014, respectively.

In addition, we encountered greater than average declines in certain positions that were caused by conditions unique to the company or industry. In particular, we had a number of positions that either initiated a restructuring of their indebtedness (either in Chapter 11 bankruptcy or prepackaged bankruptcy) or announced that they were considering a restructuring. Such announcements generally reduce liquidity in the secondary market creating greater mispricing in underlying bonds. Until the bankruptcy or other restructuring process is complete, it becomes difficult to ascertain whether some of these positions will result in loss of principal or full recovery of principal given their position in the capital structure of the issuer and the underlying asset values. Generally, we expect much higher recoveries or full payment for senior secured first lien type bonds, as compared to senior secured second-lien or unsecured bonds for defaulted bonds.

Changes in Net Assets from Operations

For the years ended December 31, 2014, 2013 and 2012, we recorded a net increase (decrease) in net assets resulting from operations of $(5.3) million, $0.7 million and $0.03 million, respectively. This decrease is due to the reduction in fair value of our investment portfolio. Consistent with the high yield bond market, the portfolio experienced a market value reduction, with a net unrealized depreciation on investments of $(6.3) million for the year ended December 31, 2014. Based on 4,281,647, 2,150,019 and 246,231 weighted average common shares outstanding for the years ended December 31, 2014, 2013 and 2012, respectively, our per share net increase (decrease) in net assets resulting from operations was $(1.23), $0.32 and $0.13, respectively.

Financial Condition, Liquidity and Capital Resources

We generate cash primarily from the net proceeds of our ongoing continuous public offering and from cash flows from fees, interest and dividends earned from our investments as well as principal repayments and proceeds from sales of our investments. On July 10, 2012, we satisfied our minimum offering requirement of raising gross offering proceeds in excess of $1.0 million from persons who are not affiliated with us or our Manager, and commenced operations. As of June 30, 2015, we had issued 6.4 million shares of common stock, including 0.3 million shares under our distribution reinvestment plan (“DRIP”) less 0.09 million shares redeemed under our tender offer. As of June 30, 2015, we had received gross proceeds from our continuous offering of total $63.4 million, including $2.6 million under our DRIP less $0.8 paid to redeem shares in our quarterly tender offers.

We currently sell our shares on a continuous basis at a current offering price of $9.75. In the year ended December 31, 2014, we had two pricing reductions. On August 8, 2014, we decreased the share price for new investments from $10.15 to $10.00 per share, and on November 18, 2014 we decreased the share price for new investments from $10.00 to $9.75 per share. However, to the extent that our net asset value per share increases, we will sell at a price necessary to ensure that our shares are not sold at a price, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share.

Prior to investing in debt securities, we invest the net proceeds from our continuous offering primarily in money market funds that invest in U.S. government securities and high-quality debt instruments maturing in one year or less from the time of investment. As of June 30, 2015, we had $5.3 million, invested in money market investments pending investment in debt instruments. As of December 31, 2014, we had $3.1 million invested in money market investments pending investment in debt instruments. As of December 31, 2013, we had $1.6 million invested in money market investments pending investment in debt instruments.

For the six months ended June 30, 2015, we experienced a net increase in money market investments of $2.2 million. For the six months ended June 30, 2015, approximately $4.7 million was generated from our financing activities, which primarily consisted of $6.0 million in net offering proceeds received, offset by $1.4 million in distributions. We used approximately $4.7 million of cash in our operating activities primarily as the result of the purchase of new portfolio debt investments of $14.9 million, offset by the receipt of proceeds from the sale of, repayment of and principal payments on portfolio investments of $12.3 million.

For the year ended December 31, 2013, we experienced a net increase in money market investments of $0.3 million. For the year ended December 31, 2013, approximately $18.4 million was generated from our financing activities, which primarily consisted of $19.4 million in net offering proceeds received, offset by $1.0 in distributions. We used approximately $18.4 million of cash in our operating activities primarily as a result of the purchase of new portfolio investments of $27.7 million, offset by the receipt of proceeds from the sale of, repayment of and principal payments on portfolio debt instructions of $10.3 million. Cash used in operating activities was also affected by increases in receivables for interest and due from related party.

For the year ended December 31, 2012, we experienced a net increase in money market investments of $1.1 million. For the year ended December 31, 2012, approximately $7.5 million was generated from our financing activities, which primarily consisted of $7.6 million in net offering proceeds received, offset by $0.1 in distributions. We used approximately $7.5 million of cash in our operating activities primarily as the result of the purchase of new portfolio debt investments of $7.2 million, offset by the receipt of proceeds from the sale of, repayment of and principal payments on portfolio debt investments of $1.3 million. Cash used in operating activities was also affected by increases in receivables for interest and due from related party.

We have thus far not borrowed any funds to make investments. In the future, however, if the market for debt financing presents attractively priced debt financing opportunities, or if our Board of Directors determines that leveraging our portfolio would be in our best interests and the best interests of our shareholders, we may decide to borrow funds to make investments. We do not currently anticipate issuing any preferred shares.

The North American Securities Administrators Association, in its Omnibus Guidelines Statement of Policy adopted on March 29, 1992 and as amended on May 7, 2007 and from time to time, requires that our affiliates and sponsors have an aggregate financial net worth, exclusive of home, automobiles and home furnishings, of 5.0% of the first $20 million of both the gross amount of securities currently being offered in this offering and the gross amount of any originally issued direct participation program securities sold by our affiliates and sponsors within the past 12 months, plus 1.0% of all amounts in excess of the first $20 million. Based on these requirements, our sponsors have an aggregate financial net worth in excess of those amounts required by the Omnibus Guidelines Statement of Policy.

Distributions and RIC Status

Our board of directors declared our initial distribution to shareholders on July 30, 2012. Subject to our board of trustees’ discretion and applicable legal restrictions, we intend to authorize, declare and pay distributions to shareholders on a monthly basis. We generally set a record date for each distribution payment immediately prior to a closing date for new subscriptions. Any distributions to our shareholders are declared out of assets legally available for distribution. We expect to continue making distributions unless our results of operations, our general financial condition, general economic conditions, or other factors prohibit us from doing so. From time to time, but not less than quarterly, we will review our accounts to determine whether distributions to our shareholders are appropriate. There can be no assurance that we will be able to sustain distributions at any particular level. From time to time we may also pay interim special distributions in the form of cash or common shares at the discretion of our board of trustees.

Each year a statement on Internal Revenue Service Form 1099-DIV (or such successor form) identifying the source of the distribution (i.e., paid from ordinary income, paid from net capital gain on the sale of securities, or a return of capital) will be mailed to our shareholders. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. The tax basis of shares must be reduced by the amount of any return of capital distributions, which will result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares.

We have elected to be treated, beginning with our taxable year ending December 31, 2012 as a RIC under the Code. To obtain and maintain RIC tax treatment, we must distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our shareholders. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of: (i) 98% of our ordinary income for the calendar year, (ii) 98.2% of our capital gains in excess of capital losses for the one-year period generally ending on October 31 of the calendar year (unless an election is made by us to use our taxable year) and (iii) any ordinary income and net capital gains for preceding years that were not distributed during such years and on which we paid no federal income tax.

We intend to continue to make our ordinary distributions in the form of cash, out of assets legally available for distribution, unless shareholders elect to receive their distributions in additional common shares under our distribution reinvestment plan. Any distributions reinvested under the plan will nevertheless remain taxable to a U.S. shareholder.

The following table reflects the cash distributions per share that we have declared through December 31, 2014, the extent to which they were paid from net investment income, realized gains or a return of capital, and the extent to which the distributions were paid in cash or through the DRIP:

Source of Distribution and Cash vs. DRIP:	Per Share	Net Investment Income	Realized Gain From Investments	Return of Capital	Total	Paid in Cash	DRIP
July 12, 2012 – September 30, 2012	$0.18375	$32	$—	$18	$50	$34	$16
October 1, 2012 – December 31, 2012*	0.26075	118	—	82	200	123	77
January 1, 2013 – March 31. 2013*	0.26259	247	47	75	369	221	148
April 1, 2013 – June 30, 2013	0.18650	235	43	27	305	186	119
July 1, 2013 – September 30, 2013	0.18650	244	47	183	474	274	200
October 1, 2013 – December 31, 2013	0.18650	72	258	219	549	345	204
January 1, 2014 – March 31, 2014	0.18650	168	85	379	632	405	227
April 1, 2014 – June 30, 2014	0.18650	372	—	382	754	491	263
July 1, 2014 – September 30, 2014	0.18467	135	29	644	808	511	297
October. 1, 2014 – December 31, 2014	0.18145	144	52	748	944	584	360
January 1, 2015 – March 31, 2015	0.17915	153	52	824	1,029	652	377
April 1, 2015 – June 30, 2015	0.179154	705	163	243	1,111	719	392
TOTAL	2.364034	2,625	776	3,824	7,225	4,545	2,680

(*)	Includes a special distribution of $0.077 per share.

Distribution Reinvestment Plan

We have adopted an “opt-in” distribution reinvestment plan (“DRIP”) pursuant to which shareholders may elect to have the full amount of their cash distributions reinvested in additional shares of our common stock. If shareholders wish to receive their distribution in cash, no action will be required on their part to do so. There will be no selling commissions, dealer manager fees or other sales charges to shareholders if, they elect to participate in the DRIP. We will pay the plan administrator’s fees under the plan. Shareholders distribution amount will purchase shares at 95% of the price that the shares are offered pursuant to the effective registration statement of the public offering. Shares issued pursuant to our DRIP will have the same voting rights as our shares of common stock offered pursuant to our prospectus.

Critical Accounting Policies

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to the valuation of portfolio securities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Valuation of Portfolio Investments

We determine the net asset value of our investment portfolio each quarter. Securities that are publicly-traded are valued at the reported closing price on the valuation date. Securities that are not publicly-traded are valued at fair value as determined in good faith by our board of directors. In connection with that determination, our Manager prepares portfolio company valuations using relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services.

With respect to investments for which market quotations are not readily available, we will undertake a multi-step valuation process each quarter, as described below:

•	our quarterly valuation process begins with each portfolio company or investment being initially valued by members of our investment committee, with such valuation potentially taking into account information received from our independent valuation firm, if applicable;

•	preliminary valuation conclusions are then documented and discussed with the members of our board of directors; and
•	our board of directors discusses valuations and will determines the fair value of each investment in our portfolio in good faith based on various statistical and other factors, including the input and recommendation of members of our investment committee and any third-party valuation firm, if applicable.

Investments are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present value amount (discounted) calculated based on an appropriate discount rate. The measurement is based on the net present value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, the principal market and enterprise values, among other factors.

We have adopted Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 820, Fair Value Measurements and Disclosures (formerly Statement of Financial Accounting Standards No. 157, Fair Value Measurements), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements.

ASC Topic 820 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of market participants. ASC Topic 820 provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. In addition, ASC Topic 820 provides a framework for measuring fair value and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels of valuation hierarchy established by ASC Topic 820 are defined as follows:

Level 1:  Quoted prices in active markets for identical assets or liabilities, accessible by the Company at the measurement date.

Level 2:  Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3:  Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement.

Revenue Recognition

Securities transactions are accounted for on the trade date. We generate investment income in the form of interest and fees earned on senior secured loans, senior secured notes, subordinated debt, senior unsecured debt and collateralized securities in our portfolio. The level of income we receive is directly related to the balance of collectible income producing investments multiplied by the weighted average yield of our investments. Coupon interest income is adjusted for the amortization of premiums and accretion of discounts. We record interest income on an accrual basis to the extent that we expect to collect such amounts.

For loans and debt securities with contractual payment-in-kind (“PIK”) interest, which represents contractual interest accrued and added to the principal balance, we generally will not accrue PIK interest for accounting purposes if the portfolio company valuation indicates that such PIK interest is not collectible. We do not accrue as a receivable interest on loans and debt securities for accounting purposes if we have reason to doubt our ability to collect such interest. Original issue discounts, market discounts or premiums are accreted or amortized using the effective interest method as interest income. We record prepayment premiums on loans and debt securities as interest income. Dividend income, if any, is recognized on an accrual basis to the extent that we expect to collect such amount. We record prepayment premiums on loans and debt securities as interest income when we receive such amounts. In addition, we may generate revenue in the form of commitment, origination, structuring or diligence fees, monitoring fees, fees for providing managerial assistance and possibly consulting fees and performance-based fees. Any such fees generated in connection with investments will be recognized when earned.

Loans and debt securities, including those that are individually identified as being impaired under Accounting Standards Codification 310 — Receivables, or ASC 310, are generally placed on nonaccrual status immediately if, in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the debt agreement, or when principal or interest is past due 90 days or more. Interest accrued but not collected at the date a loan or security is placed on nonaccrual status is reversed against interest income. Interest income is recognized on nonaccrual loans or debt securities only to the extent received in cash. However, where there is doubt regarding the ultimate collectability of principal, cash receipts, whether designated as principal or interest, are thereafter applied to reduce the carrying value of the loan or debt security. Loans or securities are restored to accrual status only when interest and principal payments are brought current and future payments are reasonably assured.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation

We measure net realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees and prepayment penalties. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

Payment-in-Kind Interest

We may have investments in our portfolio that contain a PIK interest provision. Any PIK interest is added to the principal balance of such investments and is recorded as income, if the portfolio company valuation indicates that such PIK interest is collectible. In order to maintain our status as a RIC, substantially all of this income must be paid out to shareholders in the form of distributions, even if we have not collected any cash.

Organization and Offering Expenses

The Fund is a closed-end fund with a continuous offering period. Organization costs include, among other things, the cost of organizing us as a Maryland corporation, including the cost of legal services and other fees pertaining to our organization. Offering expenses include, among other things, legal fees and other costs pertaining to the preparation of our registration statement in connection with the Fund’s continuous offering. Under the investment advisory agreement between the Fund and the Manager, our Manager fronts the cost of the offering expenses which are reimbursable by the Fund with up to 1.5% of the gross offering proceeds. The Fund expenses organizational and offering costs as they become payable to the under the investment advisory agreement.

Federal Income Taxes

We elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our shareholders from our tax earnings and profits. To obtain and maintain our RIC tax treatment, we must meet, among other things, specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Rather, any tax liability related to income earned by the Fund represents obligations of the Fund’s investors and will not be reflected in the financial statements of the Fund. The Fund will also be subject to nondeductible federal excise taxes if it does not distribute at least 98% of net ordinary income, 98.2% of capital gain net income, if any, and any recognized and undistributed income from prior years for which it paid no federal income taxes.

The Fund has evaluated the implications of Accounting Standards Codification (“ASC”) Topic 740, for all open tax years and in all major tax jurisdictions, and determined that there is no material impact on the financial statements. The Fund continues to remain subject to examination by U.S. federal and state authorities for the years 2010 through 2014.

Contractual Obligations

We have entered into an investment advisory agreement with our Manager that compensates our Manager for its services. Under the investment advisory agreement, our Manager is entitled to a fee consisting of two components — a base management fee and an incentive fee. Our base management fee is calculated as follows and payable monthly in arrears: 2.00% if our net assets are below $100 million; 1.75% if our net assets are between $100 million and $250 million; and 1.50% if our net assets are above $250 million.

The incentive fee consists of two parts. The first part, which we refer to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter and will be subordinated to a return on adjusted capital equal to 2.0% per quarter, or an annualized rate of 8.0%.

The second part of the incentive fee, which we refer to as the incentive fee on capital gains, will be an incentive fee on capital gains earned on liquidated investments from the portfolio and will be determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement). This fee will equal 20.0% of our incentive fee capital gains, which will equal our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. See “Investment Advisory Agreement — Advisory Fees.”

In addition, we have entered into an administration agreement with our Manager under which we have agreed to pay our Manager amounts based on our allocable portion of our Manager’s overhead in performing its obligations under the administration agreement. See “Administration Agreement.”

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including any risk management of commodity pricing or other hedging practices.

Recently Issued Accounting Pronouncements

The Company does not believe any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material adverse effect on the Company’s financial statements.

Related Party Transactions

We have entered into agreements with the Manager, whereby we pay it certain fees and reimbursements. These include payments to our Manager for reimbursement of organization and offering costs, as well as payments for certain services that include, but are not limited to, the identification, execution, and management of our investments and also the management of our day-to-day operations provided to us by our Manager. See Note 4 to the financial statements included elsewhere in this prospectus for additional information regarding such contractual obligations.

Conflicts of interest between us and the various roles, activities and duties of the Manager and its affiliates may occur from time to time. The Manager, its officers and other affiliates may act as a manager or general partner of other private or public entities, some of whom may have the same or a similar investment objective as the Company. As a result, conflicts of interest between us and the other activities of the Manager and its affiliates may occur from time to time. None of the agreements or arrangements, including those relating to compensation, between the Company, the Manager or their affiliates, is the result of arm’s-length negotiations. As a result, there may be conflicts between us, on the one hand, and our Manager, including members of its management team, on the other, regarding the allocation of resources to the management of our day-to-day activities.

The compensation we pay to our Manager was not entered into on an arm’s-length basis with unaffiliated third parties. As a result, the form and amount of such compensation may be less favorable to us than they might have been had they been entered into through arm’s-length transactions with unaffiliated parties.

Further, our officers are involved in other ventures, some of which may compete with us for investment opportunities, including certain affiliated funds or managed accounts, and may be incentivized to offer investment opportunities to such other ventures rather than to us which would make it more difficult to achieve our investment objectives. In addition, the officers of VII Peaks and Axiom may also be involved in other ventures, some of which may compete with us for investment opportunities.

As a BDC, we are subject to certain regulatory restrictions in making our investments. For example, we generally are not permitted to co-invest with certain entities affiliated with our Manager in transactions originated by our Manager or its affiliates unless we obtain an exemptive order from the SEC or co-invest alongside our Manager or its affiliates in accordance with existing regulatory guidance and our allocation policy. Under existing regulatory guidance, we are permitted to, and may co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point.

We may seek exemptive relief from the SEC to engage in co-investment transactions with our Manager and/or its affiliates. However, there can be no assurance that we will obtain such exemptive relief, if requested. Even if we receive exemptive relief, neither our Manager nor its affiliates are obligated to offer us the right to participate in any transactions originated by them. Prior to obtaining exemptive relief, we may co-invest alongside our Manager or its affiliates only in accordance with existing regulatory guidance and our allocation policy.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to financial market risks, including changes in interest rates. Any investments we make that are denominated in a foreign currency will be subject to risks associated with changes in currency exchange rates. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved.

We may hedge against interest rate and currency exchange rate fluctuations by using standard hedging instruments such as futures, options and forward contracts subject to the requirements of the 1940 Act. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in benefits of lower interest rates with respect to our portfolio of investments with fixed interest rates. During the periods covered by this report, we did not engage in interest rate hedging activities. We would not hold or issue these derivative contracts for trading or speculative purposes. We do not have any foreign operations and thus we are not exposed to foreign currency fluctuations.

Assuming that our current balance sheet was to remain constant and no actions were taken to alter our existing interest rate sensitivity, a 100 basis point move in interest rates up or down from their December 31, 2014 levels would increase or decrease our net income by $0.4 million annually or 1.11%.

BUSINESS

Overview

We invest in discounted corporate debt and equity-linked debt securities of public and private companies that trade on the secondary loan market for institutional investors and provide distributions to investors. At the same time, we actively work with the target company’s management to restructure the underlying securities and improve the liquidity position of the target company’s balance sheet. We employ a proprietary “Co-Optivist”TM approach (“cooperative activism”, Co-OptivistTM is a registered trademark of VII Peaks and is being used with their permission) in executing our investment strategy, which entails proactively engaging the target company management on average 24 months prior to a redemption event (typically a put or maturity event) to create an opportunity for growth in the investments. Our strategy is not dependent on restructuring to generate distributions. Despite our rights to the name “Co-Optivist,” we do not have the exclusive right to use the “Co-Optivist” investment strategy described in this prospectus.

Our investment objectives are to generate current income and capital appreciation. We intend to meet our investment objectives by: (i) realizing income and capital appreciation through the acquisition, management and orderly liquidation of corporate debt securities, (ii) making distributions of available distributable cash to our shareholders, and (iii) preserving the capital investments of our shareholders.

Our proprietary “Co-Optivist”TM (cooperative activism) approach entails investment in the corporate debt and equity-linked debt securities of target companies, or Target Investments, in conjunction with proactively engaging the target companies’ management. We acquire Target Investments whose debt securities trade on the over-the-counter market for institutional loans at a discount to their par redemption value, and will be subject to a “redemption event” within (on average) 24 months. We define a “redemption event” as a maturity event or a put event (where investors in the target company’s debt security can have a redemption right at a pre-determined price). We hold such debt an average of 12 – 18 months, during which time we anticipate working actively with the target company’s management to effect and/or participate in a restructuring or exchange of the invested securities for new securities.

We make investments in target companies that meet our investment criteria. The size of an individual investment will vary based on numerous factors, including the amount of funds raised in this offering. However, assuming we raise the maximum offering amount of $750 million, we expect to hold at least 50 investments, and we anticipate that the minimum investment size will be approximately $250,000. We do not anticipate being heavily invested in any one industry, and generally, we do not expect to invest in more than two different classes of debt of the same target company. We invest in debt and equity-linked debt of target companies with a minimum enterprise value of $200 million and whose debt and equity-linked debt is actively traded in the secondary loan market. We expect our portfolio to be predominantly composed of fixed-rate high-yield and equity-linked corporate debt securities. However, we may also purchase senior secured corporate debt securities which may have variable interest rates. We currently anticipate that the portion of our portfolio composed of variable rate corporate debt securities, if any, will not exceed 20%, but we may increase that to 33% of our aggregate portfolio at the time of any purchase depending on market opportunities.

We offer our shareholders the ability to receive distributions as well as the potential capital appreciation resulting from the restructuring of the debt of our target companies. To the extent we have distributable income available we anticipate making distributions on a monthly basis to our shareholders.

Between 2001 and 2008, corporate debt levels and the supply of leverage offered by banks and other investors steadily increased. We believe a significant amount of this debt will be subject to a redemption event prior to 2015. Many of the companies that have outstanding issues of such debt have not, or been unable to proactively refinance, creating a “refinancing wall” that we believe will create a liquidity shortfall for many issuers. The value of the debt securities of these companies as reflected in prices quoted in the secondary loan market, may be at a significant discount to par, and represent a premium yield to maturity reflective of these liquidity concerns, creating the opportunity for us to identify and invest in the debt securities of select companies at attractive current market valuations. We believe that our Co-Optivist TM approach can help our target companies achieve results that are beneficial to the long-term value of their businesses, which will in turn, result in capital gains through capital appreciation, or the exchange of invested securities into a current security or cash at a premium to its acquisition price. Our principals collectively have experience in principal investing, debt securities and general capital markets, and we believe we are well-positioned to capitalize on these opportunities.

This offering is intended to provide shareholders with a low minimum investment amount and limited liquidity of their shares of common stock. While our primary objective is to seek a restructuring of the debt securities we acquire, the success of our investment strategy is not entirely dependent upon a restructuring event. We seek to acquire debt securities that have an acceptable level of risk while also providing us with the potential to generate income to support sustainable distributions, even if no restructuring of the debt occurs. We also actively manage against potential downside risk and volatility by employing various hedging strategies, which may include purchasing derivatives or other securities. We do not anticipate that such equity exposure including overall hedging costs will exceed 5% of the overall portfolio.

To date, our efforts have been largely limited to our organization as well as activities related to this offering. While the officers of our Manager have experience employing our investment strategy, the Company and our Manager are each newly-formed entities, and the Company has not yet entered into any agreement or arrangement to acquire debt securities in any target company.

Our Manager

Our investment activities are managed by our Manager who is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act. Our Manager is responsible for sourcing potential investments, conducting research on prospective investments, analyzing investment opportunities, structuring our investments, and monitoring our investments and portfolio companies on an ongoing basis. Our Manager is led by Gurpreet (Gurprit) S. Chandhoke, who also serves as our Chief Executive Officer, and Stephen F. Shea. They are supported by the Manager’s team of employees, including investment professionals who have extensive experience in underwriting and issuing debt products that include high-yield, bank debt and convertible debt and have acted as financial advisers to private equity funds, venture capital firms and corporations in mergers and acquisitions, recapitalization and corporate finance transactions, and have served as principal investors in private equity and leveraged buyout transactions.

Our Manager has an investment committee that is responsible for reviewing, discussing and approving each investment opportunity we seek to pursue. We anticipate that our investment committee will meet once a week to discuss new and existing opportunities and developments on current investments. Our investment committee currently consists of Mr. Chandhoke, our Chief Executive Officer, and Mr. Shea.

Our Affiliates

Our Manager is owned and managed by Gurpreet S. Chandhoke, our Chief Executive Officer, and Stephen Shea. Founded in 2009 with principal offices in Orinda, California, our Manager is an investment management firm that currently serves as a sub-advisor to a number of separate managed accounts managed by large global financial institutions and other private funds.

Our Manager also manages VII Peaks Co-Optivist B Fund I, LLC, VII Peaks Co-Optivist R Fund I, LLC and VII Peaks Co-Optivist B Fund II, LLC, private funds that were formed to conduct private placements of securities and which have substantially similar investment objectives as the Company. As of December 31, 2014, VII Peaks Co-Optivist B Fund I, LLC, VII Peaks Co-Optivist R Fund I, LLC and VII Peaks Co-Optivist B Fund II, LLC had aggregate net assets of $8.1 million.

The investment objective, strategy and fee structure of the private funds are substantially similar to those of VII Peaks Co-Optivist Income BDC II, Inc. However, the performance of the private funds is not necessarily indicative of our future performance.

Market Opportunity

In the upcoming years, we believe many companies will face maturities and redemptions on significant amounts of outstanding debt and will have to find ways to refinance those obligations. See below a chart compiled from Bloomberg for USD Bonds rated BBB-C. The chart shows approximately $2.6 trillion of U.S. based high-yield and institutional loans to mature between 2015 and 2021.

While companies have recently taken advantage of the low-interest rate environment to amend and extend their debt maturities, we believe this is only a temporary push-out of the debt maturity wall without a meaningful reduction in overall outstanding debt. For the foreseeable future, we expect continued low demand for collateralized debt and soft economic growth to keep credit markets tight. The amount of speculative-grade debt (“BB+” and lower) coming due will continue to be a large share of overall maturing debt. Corporate borrowers whose debt carries lower ratings have had difficulty obtaining refinancing and face what we call a “refinancing wall”. As a result, many companies with speculative-grade debt have chosen to amend-and-extend their maturities rather than fully refinance their debt.

Our strategy is to invest in securities that are issued by companies with solid fundamentals and business prospects but who are facing a liquidity shortfall as they approach the “refinancing wall”. We believe that the expertise and experience of the officers of our Manager provide us with the ability to identify debt securities that we believe are currently mispriced in the secondary market and thus provide opportunity for returns as their values recover and appreciate.

Potential Competitive Strengths

We believe that we have the following potential competitive strengths as compared to investment funds that also invest in discounted corporate debt and equity-linked debt securities:

•	We Are Not a Traditional Distressed Fund. Traditional distressed debt investors typically seek to own the debt and engage in a bankruptcy process with the issuing company and eventually become equity holders. Through equity ownership, traditional distressed debt investors then intend to restructure operations of the company. In contrast, we do not invest in debt securities with the intent of undergoing a bankruptcy process. We look to partner with management to pro-actively avoid a default and bankruptcy situation. We are focused on restructuring company balance sheets, not company operations.

•	Investment Hold Period. We will not actively trade in and out of positions. Rather, we hold our investments for an average of 12 – 18 months. During this hold period we work co-operatively with target company management and other debt holders on a debt restructuring or exchange.
•	Comprehensive Private Equity Due Diligence Approach. We employ a comprehensive private equity approach to our investment due diligence process. This approach involves performing comprehensive business and industry due diligence and in-depth, bottoms-up valuation analyses for each investment, comparable to what a private equity firm with a long-term ownership position would conduct prior to investing in a target company. We believe this disciplined approach serves as an effective risk management tool for our investment process.
•	Relevant Capital Markets and Investment Experience. Our investment team consists of individuals who collectively have expertise and experience in principal investing, debt securities and general capital markets. The members of our investment team combined have been involved in the issuance of over $20 billion of debt securities, advised on a number of merger and acquisition transactions and invested in a number of private equity and leveraged buyout transactions.

Investment Criteria and Strategy

Secondary Market Debt Securities

With respect to corporate debt and equity-linked debt securities that we acquire on the secondary market, we invest in discounted corporate debt and equity-linked debt securities of companies that have a perceived risk of near term liquidity issues but have solid business fundamentals and prospects, including historical revenue growth, positive cash flow, significant and sustainable market presence, and sufficient asset coverage. We take a principal position in these debt securities with the primary goal of restructuring the terms of the debt to allow the target company to increase its liquidity and strengthen its balance sheet. Our typical target company has a debt redemption event (typically either a put or maturity event) on average within 24 months of our investment and has experienced a significant decline in its equity value reflective of a highly leverage capital structure or general market conditions. We believe that proactively guiding such companies to restructure their debt will allow them to increase liquidity and free up resources to grow their businesses rather than focusing on managing their debt obligations. We also believe that our involvement can allow the target company more flexibility to explore strategic alternatives, since the terms of the existing debt structure often limits strategic options for the target company.

The following is our primary investment criteria for our target companies:

•	minimum enterprise value of $200 million;
•	sufficient asset coverage of at least one and a half times the amount of our potential investment for outstanding liabilities;
•	debt or equity-linked debt trading at a discount to par or at a premium yield in secondary loan markets due to a perceived risk of near term liquidity issues;
•	balance sheet with debt to total capitalization of at least 50% or high debt to equity ratios; and
•	near term redemption (maturity or put) event on its debt creating an upcoming liquidity shortfall.

Enterprise value means the entire value of the company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time. Enterprise value is determined using various factors, including cash flow from operations of the portfolio company, multiples at which private companies are bought and sold, and other pertinent factors, such as recent offers to purchase a portfolio company, recent transactions involving the purchase or sale of the portfolio company’s equity securities, liquidation events, or other events.

The securities that we target include high-yield debt, bank debt, convertible debt, and collateralized loan obligations (“CLO”), which are high-yield loans securitized into pools containing varying degrees of credit rating. We expect our portfolio to be predominantly composed of fixed-rate high-yield and equity-linked corporate debt securities. However, we may also purchase senior secured corporate debt securities which may have variable interest rates. We currently anticipate that the portion of our portfolio composed of variable rate corporate debt securities, if any, will not exceed 20%, but we may increase that to 33% of our aggregate portfolio at the time of any purchase depending on market opportunities. In addition to the investments noted above, we may invest up to 30% of our portfolio in opportunistic investments, including, but not limited to, high-yield bonds, private equity investments, distressed debt investments and securities of public companies that are not thinly traded. We expect that these public companies generally will have debt securities that are non-investment grade. We also may invest in debt securities of middle-market companies located outside of the United States. All investments by us will be subject to oversight by our board of directors, a majority of whom will be independent directors with no material interests in such transactions.

In each of our Target Investments, we seek to become an influential investor, typically either through the size of our position or cooperation with other debt holders to pursue the shared goal of a beneficial debt restructuring. We actively work with other debt holders and the target company management to potentially restructure and exchange the existing debt for new securities with amended terms. We believe that a debt restructuring can be a positive outcome for not just the issuer but also its other stakeholders.

•	For the issuer, a debt restructuring can potentially improve liquidity and strengthen its balance sheet by allowing the issuer to retire debt at a discount or obtain more favorable repayment terms.
•	For such issuers and their equity holders, a debt restructuring is typically viewed favorably by the equity markets and may result in price appreciation in the target company’s equity securities.
•	For investors in the existing debt, a restructuring is often effected through an exchange of securities at a premium to current trading levels to compel security holders to participate. The commencement of a restructuring and its perceived improvement to the Company’s balance sheet represents an opportunity for investors to participate in capital appreciation that may result from a recovery in the value of the debt securities.

We employ our Co-OptivistTM approach in executing our investment strategy, which entails taking an influential position and proactively engaging the target company management on average 24 months prior to a redemption event (typically a put or maturity event). This approach differs from traditional activist debt holders who typically wait until a company is near or at bankruptcy before beginning formal discussions regarding debt restructuring options. In addition, our strategy does not involve taking an operational role in the target company or changing management or members of the target company’s board of directors or actively negotiating the terms of the restructuring. Rather, we establish a positive working relationship in assisting our target companies to achieve shared goals.

We apply strict investment criteria to, and perform comprehensive due diligence on, each investment opportunity prior to making an investment decision. We focus on investment opportunities that provide us with the potential to generate income to support sustainable distributions, even if no restructuring of the debt occurs. We define a base case as a situation where no debt restructuring occurs and the target company management chooses to meet the redemption event. With a successful restructuring, we see a potential for further upside in returns that could potentially exceed our base case. In connection with our investments, we actively pursue various hedging strategies to manage the volatility and risk profile of our overall investment portfolio, which may include purchasing derivatives or other securities. We do not anticipate that such equity exposure including overall hedging costs will exceed 5% of the overall portfolio.

Originated Investment Positions

We also expect to generate current income through debt and equity investments that we originate, in addition to investments that we acquire on the secondary market. A secondary objective is to generate long-term capital appreciation through such investments. We anticipate that during our offering period we will invest largely in over-the-counter debt securities and customized debt and equity investments in lower middle market companies. We have adopted the following business strategy to achieve our investment objective:

Focus on middle market companies with stable cash flow.  We believe that there are relatively few finance companies focused on transactions involving middle market companies, and this is one factor that allows us to negotiate favorable investment terms. Such favorable terms include higher debt yields and lower leverage levels, more significant covenant protection and greater equity participation than typical of transactions involving larger companies. We will generally invest in established companies with positive cash flow. We believe that established companies possess better risk-adjusted return profiles than newer companies that are building management or in early stages of building a revenue base. These middle market companies represent a significant portion of the U.S. economy and often require substantial capital investment to grow their businesses.

Employ disciplined underwriting policies and rigorous portfolio management.  We employ an extensive underwriting process that includes a review of the prospects, competitive position, financial performance and industry dynamics of each potential portfolio company. In addition, we perform substantial due diligence on potential investments and seek to invest with management teams and/or private equity sponsors who have proven capabilities in building value. Through our Manager, we offer managerial assistance to our portfolio companies, giving them access to our investment experience, direct industry expertise and contacts, and allowing us to continually monitor their progress. As part of the monitoring process, our Manager analyzes monthly and quarterly financial statements versus the previous periods and year, review financial projections, meet with management, attend board meetings and review all compliance certificates and covenants.

Focus on long-term credit performance and principal protection.  We will structure our customized loan investments on a conservative basis with high cash yields, first and/or second lien security interests where possible, cash origination fees, and lower relative leverage levels. We will seek strong deal protections for our customized debt investments, including default penalties, information rights, board observation rights, and affirmative, negative and financial covenants, such as lien protection and prohibitions against change of control. We believe these protections will reduce our risk of capital loss.

Diversification.  We seek to diversify our portfolio broadly among companies in a multitude of different industries and end markets, thereby reducing the concentration of credit risk in any one company or sector of the economy. We cannot guarantee that we will be successful in this effort.

Investment Selection Process

Our investment committee is responsible for reviewing, discussing and approving each investment idea we seek to pursue. Our investment committee intends to meet once a week, as needed, to discuss new and existing ideas and developments on current investments. Our investment currently committee consists of Mr. Chandhoke, our Chief Executive Officer, and Mr. Shea.

At the start of the investment selection process, the investment team will distribute to the investment committee a preliminary memorandum for each investment opportunity detailing how the investment fits our investment criteria and the associated opportunities and risks of such investment. The investment committee then decides whether to expend resources and proceed with further due diligence on a particular investment opportunity. For the opportunities that are approved for further diligence, the investment team will commence detailed due diligence. Upon completion of due diligence, the investment team will circulate a final due diligence report to the investment committee, which will include a full investment memorandum detailing the investment opportunities and risks along with all supplemental due diligence materials and exhibits, including industry and market research, due diligence summaries and financial analyses. The investment committee will review and discuss all materials and conduct a final vote on whether to execute on an investment. We will only make investments that are approved by a majority of the investment committee members, and no investment can be approved without the favorable vote on the investment by our Chief Executive Officer.

Below is a summary of our investment and approval process.

In addition to the investments noted above, we may invest up to 30% of our portfolio in opportunistic investments, including, but not limited to, securities of public companies that are not thinly traded and debt securities of companies located outside of the United States.

Investment Exit Strategy

We employ a strict sell discipline to our investments. As mentioned in our investment selection process, we look for investment opportunities that provide us with the potential to generate income to support sustainable distributions, even if no restructuring of the debt occurs. If a debt restructuring has not occurred upon an investment reaching this return threshold, we will continue our efforts to drive towards a restructuring. If a successful restructuring of the target company’s debt occurs, we intend to sell a portion of our holdings upon the next pre-determined sell threshold (which we estimate will be approximately twice the average current yield of high yield bonds), usually within one to two quarters after the restructuring event. At that time, depending on the market response to the proposed restructuring, we may choose to exit the entire investment or maintain a small portion to further augment returns.

We anticipate that it will take approximately two weeks to accumulate our position in a target company. Following that, we expect that it will take a minimum of additional two to four weeks to approach management of the target company with a debt restructuring proposal. Assuming the target company wishes to pursue our debt restructuring proposal, we expect that the restructuring itself will take approximately three to six months to implement. At any time during this process, if we feel the target company is unwilling to pursue our debt restructuring proposal, we will seek to dispose of our position in the target company in an orderly manner. We intend to avoid holding the discounted debt if a redemption event is approaching within six months and there is no existing evidence that this debt will be restructured.

The diagram below is illustrative of how we may use our position as an influential debtholder of a target company to restructure its indebtedness.

Aggregate and Accumulate Positions in Target Companies (Estimated up to 2 Weeks)
1
Approach Target Company Management with Restructuring Solution(s) (2 – 4 Weeks)
2
Immediate Liquidation Event
Target Company Averse to Restructuring or Unable to Achieve Restructure Solution Manager Exits the Position (Approximately 1 Week)
Restructuring Plan Organized and Implemented for Target Company (3 – 6 Months)
3
Orderly Completion of Restructure Position Closed
(Capital Event)
4
Step 1:
The Manager Aggregates and Accumulates Positions over a period estimated to be up to 2 weeks.
Step 2:
The Manager Approaches Target Company Management with Restructuring Solution(s) (approximately 2 – 4 weeks). If the Target Company is averse to a Financial Restructure then the position will be liquidated (approximately 1 week).
Step 3:
Restructuring Plan is Organized and Implemented for the Target Company and actively managed in order to complete the process. If the Manager is unable to achieve the Restructure, the Position will be Exited (approximately 3 – 6 months).
Step 4:
The Orderly Completion of the Restructure occurs and the Position is Closed.
(Capital Event)

Information contained in this illustration is a representation of the timeline which may occur during the various phase of accumulation, financial restructuring, plan organization and implementation, and the orderly completion and closing of a position.

Monitoring

Valuation process.  Each quarter, we value investments in our portfolio, and such values are disclosed each quarter in reports filed with the SEC. Investments for which market quotations are readily available are recorded at such market quotations. With respect to investments for which market quotations are not readily available, our board of directors determines the fair value of such investments in good faith, utilizing the input of our valuation committee, our Manager and any other professionals or materials that our board of directors deems worthy and relevant, including independent third-party valuation firms, if applicable. See “Determination of Net Asset Value.”

Managerial assistance.  As a business development company, we must offer, and provide upon request, managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. Depending on the nature of the assistance required, our Manager will provide such managerial assistance on our behalf to portfolio companies that request this assistance. To the extent fees are paid for these services, we, rather than our Manager, will retain any fees paid for such assistance.

Portfolio Update

As of June 30, 2015, we have invested an aggregate of approximately $47.1 million in 40 investment positions in 32 portfolio companies. At June 30, 2015, the fair value of our investment positions was $40.6 million (excluding cash and including the accrued interest of $0.9 million). As of such date, our estimated gross annual portfolio current yield was 9.53% and gross annual portfolio yield to maturity was 10.82% (excluding equity investments and non-accrual investments) based on the purchase price of our investments. As of such date, the estimated gross annual portfolio current yield of our investment portfolio was 6.84%. The average duration of our debt portfolio was approximately 2.7 years. During the six months ended June 30, 2015, we exited 9 portfolio companies in full and 1 partially for aggregate sales proceeds of $10.7 million. As of June 30, 2015, we had one portfolio investment in default of payment of its par value at maturity date, Suntech Power Holdings Company, with a fair value of $1 which represented a negligible amount of our total portfolio. As of June 30, 2015, in addition to the investment in maturity date default, seven additional investments had not paid coupon interest as due beyond the thirty day grace period. These investments are Colt Defense LLC, 8.75%, November 15, 2017; Caesars Entertainment Corp, 11.25%, June 1, 2017; Caesars Entertainment Corp, 10.75%, February 1, 2016; Endeavour International Corp., 12%, March 1, 2018; Endeavour International Corp., 12%, June 1, 2018; QuickSilver Resources, Inc., 7.13%, April 1, 2016; and Saratoga Resources, Inc., 12.50% July 1, 2016. Interest on these investments was accrued through the date that the last coupon payment was received. These investments were placed in a nonaccrual status. Two other investments, Education Management, LLC and NII Holdings were restructured as private equity instruments, and no longer have income producing attributes.

Sector Allocation — 6/30/15
32.07%
11.73%
9.56%
8.57%
5.84%
5.78%
5.62%
5.26%
4.89%
2.89%
2.51%
2.21%
1.79%
1.27%
Media: Advertising, Printing & Publishing
Cash — Money Market
Metals & Mining
Retail
Automobile
Aerospace and Defense
Telecommunications
Energy: Oil & Gas
Services: Consumer
Health & Pharmaceuticals
Media: Broadcasting & Subscription
Environmental Industries
Hotel, Gaming & Leisure
Beverage, Food & Tobacco

Set forth below is a list of our investments as of June 30, 2015:

Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal No. of Shares	Amortized Cost	Fair Value	% of Net Assets
Senior Secured First Lien Debt — 22.7%(6)
American Media, Inc.	Media: Advertising, Printing & Publishing	11.50%, 12/15/2017	$1,320	$1,373	$1,356	2.9%
APX Group, Inc.	Services: Consumer	6.38%, 12/1/2019	825	825	800	1.8%
Caesars Entertainment Operating Co., Inc.(a)(d)	Hotel, Gaming & Leisure	11.25%, 6/1/2017	860	751	675	1.4%
EarthLink Holdings Corp.(a)	Telecommunications	7.38%, 6/1/2020	40	41	42	0.1%
Endeavour International Corp.(d)	Energy: Oil & Gas	12.00%, 3/1/2018	525	551	578	1.3%
EuraMax International, Inc.	Metals & Mining	9.50%, 4/1/2016	1,475	1,468	1,453	3.2%
Goodman Networks, Inc.	Telecommunications	12.13%, 7/1/2018	800	843	664	1.5%
Kratos Defense & Security Solutions, Inc.(a)	Aerospace and Defense	7.00%, 5/15/2019	1,550	1,346	1,412	3.0%
Ryerson Inc./Joseph T Ryerson & Son, Inc.	Metals & Mining	9.00%, 10/15/2017	1,315	1,366	1,325	2.9%
Titan International Inc.(a)	Automobile	6.88%, 10/1/2020	1,500	1,381	1,378	3.0%
Toys R Us Property Co II LLC	Retail	8.50%, 12/1/2017	725	734	728	1.6%
Sub Total Senior Secured First Lien Debt			$10,935	$10,679	$10,411	22.7%
Senior Secured Second Lien Debt — 5.4%(b)
Aspect Software, Inc.	Telecommunications	10.63%, 5/15/2017	$1,302	$1,318	$1,247	2.7%
Claire's Stores, Inc.	Retail	8.88%, 3/15/2019	825	807	367	0.8%
Endeavour International Corp.(d)	Energy: Oil & Gas	12.00%, 6/1/2018	725	708	239	0.5%
Logan's Roadhouse, Inc.	Beverage, Food & Tobacco	10.75%, 10/15/2017	770	743	570	1.2%
Saratoga Resources, Inc.(d)	Energy: Oil & Gas	12.50%, 7/1/2016	885	912	105	0.2%
Sub Total Senior Secured Second Lien Debt			$4,507	$4,488	$2,528	5.4%
Senior Unsecured Debt — 25.7%(b)
APX Group, Inc.	Services: Consumer	8.75%, 12/1/2020	$575	$554	$518	1.1%
Caesar's Entertainment Corp.(a)(d)	Hotel, Gaming & Leisure	10.75%, 2/1/2016	495	451	129	0.3%
Clear Channel Communications	Media: Broadcasting & Subscription	10.00%, 1/15/2018	1,400	1,344	1,127	2.5%
Colt Defense LLC(d)	Aerospace and Defense	8.75%, 11/15/2017	1,253	1,029	367	0.8%
DynCorp International Inc.	Aerospace and Defense	10.38%, 7/1/2017	1,135	1,146	817	1.8%
EarthLink Holdings Corp.(a)	Telecommunications	8.88%, 5/15/2019	279	273	291	0.6%
Gymboree Corp.	Retail	9.13%, 12/1/2018	810	769	308	0.7%
Nuverra Environmental Solutions, Inc.	Environmental Industries	9.88%, 4/15/2018	1,325	1,356	994	2.2%
Ryerson Inc./Joseph T Ryerson & Son, Inc.	Metals & Mining	11.25%, 10/15/2018	1,500	1,532	1,515	3.3%
Seitel, Inc.	Energy: Oil & Gas	9.50%, 4/15/2019	1,575	1,574	1,437	3.1%
Sitel LLC / Sitel Finance Corp	Media: Advertising, Printing & Publishing	11.50%, 4/1/2018	1,450	1,413	1,272	2.8%
Suntech Power Holdings Company, Ltd.(a)(c)	Environmental Industries	3.00%, 5/15/2013	100	112	0	0.0%
Toys R Us Inc.	Retail	10.38%, 8/15/2017	860	820	735	1.6%
UCI International Inc	Automobile	8.63%, 2/15/2019	1,400	1,362	1,246	2.7%
Visant Corp.	Media: Advertising, Printing & Publishing	10.00%, 10/1/2017	1,275	1,237	1,016	2.2%
Sub Total Senior Unsecured Debt			$15,432	$14,972	$11,772	25.7%
Senior Subordinated Debt — 7.4%(b)
Affinion Group, Inc.	Media: Advertising, Printing & Publishing	13.50%, 8/15/2018	$816	$717	$359	0.8%
Central Garden and Pet Co.	Retail	8.25%, 3/1/2018	1,246	1,278	1,276	2.8%
Claires Stores, Inc	Retail	10.50%, 6/1/2017	715	712	436	1.0%
DJO Finance, LLC.	Healthcare & Pharmaceuticals	9.75%, 10/15/2017	1,265	1,328	1,297	2.8%
QuickSilver Resources, Inc.(d)	Energy: Oil & Gas	7.13%, 4/1/2016	890	843	2	0.0%
Sub Total Senior Subordinated Debt			$4,932	$4,878	$3,370	7.4%
Equity Securities — 25.2%(b)
Education Management LLC(d)	Services: Consumer	Common stock	2,530	$4	$382	0.8%
Education Management LLC(d)	Services: Consumer	Warrants	1,554	876	498	1.1%
NII Holdings, Inc.(d)	Telecommunications	Common stock	17	768	280	0.6%
Relativity Media, LLC(e)	Media: Diversified & Production	Preferred stock	832	10,400	10,400	22.7%
Sub Total Equity Securities				$12,048	$11,560	25.2%

Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal No. of Shares	Amortized Cost	Fair Value	% of Net Assets
Investments — Money Market — 11.5%(b)
Investments — U.S. Bank Money Market		0.03%	5,267	$5,267	$5,267	11.5%
Sub Total Investments — Money Market				$5,267	$5,267	11.5%
TOTAL INVESTMENTS — 97.9%(b)				$52,332	$44,908	97.9%

(a)	Represents a non-qualifying investment as defined under Section 55 (a) of the Investment Company Act of 1940, as amended. Non-qualifying assets represent 8.7% of the Company's portfolio at fair value. As a BDC, the Company can only invest 30% of its portfolio in non-qualifying asstes.
(b)	Percentages are based on net assets of $45,850 as of June 30, 2015.
(c)	Non-U.S. company. The principal place of business for Suntech Power Holdings Company, Ltd. Is China. Non-income producing as of June 30, 2015.
(d)	Non-income producing as of June 30, 2015.
(e)	The Class E Units are entitled to PIK dividends at the rate of 12.5% per annum, payable in additional Class E Units. The PIK dividends accrue quarterly in advance on the first day of each quarter, but are only issuable immediately prior to the mandatory redemption of the Class E Units, and are not issuable upon a conversion of the Class E Units to other equity interests of the issuer.

Competition

In identifying, evaluating and selecting our target companies, we may encounter competition from other investors that may include mutual funds, private equity firms, hedge fund firms and leveraged buyout funds. Many of these entities may be well established and have experience identifying and effecting debt restructuring transactions. Moreover, many of these competitors may possess greater financial, technical, human and other resources than we do. However, we believe the existing network of relationships developed by the officers of our Manager, combined with their business and investment background and experience, places us in an excellent position to capitalize on attractive investment opportunities in the debt markets.

Employees

We do not currently have any employees. Our operations are managed by the officers of our Manager.

Legal Proceedings

Neither we nor our Manager is currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us or against our Manager.

From time to time, we and individuals employed by our Manager may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our portfolio companies. While the outcome of such legal proceedings cannot be predicted with certainty, we do not expect that any such proceedings will have a material effect upon our financial condition or results of operations.

Corporate History and Information

We are an externally managed, non-diversified closed-end management investment company that has elected to be treated as a business development company under the 1940 Act. Our principal executive offices are located at 4 Orinda Way, Suite 125-A, Orinda, CA 94563, telephone number 855-889-1778.

MANAGEMENT

Our Board of Directors

Our business and affairs are managed under the direction of our board of directors. The responsibilities of the board of directors include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our board of directors is divided into three classes. Each class of directors holds office for a three-year term. However, the initial members of the three classes have initial terms of one, two and three years, respectively. At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies.

The board of directors currently has an audit committee and a nominating and corporate governance committee and may establish additional committees from time to time as necessary. Although the number of directors may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent director. Any director may resign at any time and may be removed with or without cause by the stockholders upon the affirmative vote of at least a majority of all the votes entitled to be cast at a meeting called for the purpose of the proposed removal. The notice of the meeting shall indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed.

A vacancy created by an increase in the number of directors or the death, resignation, removal, adjudicated incompetence or other incapacity of a director may be filled only by a vote of a majority of the remaining directors. As provided in our charter, nominations of individuals to fill the vacancy of a board seat previously filled by an independent director will be made by the remaining independent directors.

Board of Directors and Executive Officers

Our board of directors consists of 5 members, 3 of whom are not “interested persons” of us or our Manager as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors. Members of our board of directors are elected annually at our annual meeting of stockholders. We are prohibited from making loans or extending credit, directly or indirectly, to our directors or executive officers under Section 402 of the Sarbanes-Oxley Act.

Biographical Information

Biographical information for each of our executive officers and directors is set forth below. The address for each executive officer and director is c/o VII Peaks Co-Optivist Income BDC II, Inc., 4 Orinda Way, Suite 125-A, Orinda, CA 94563.

Executive Officers

The following persons serve as our executive officers in the following capacities:

Name	Age	Position Held
Gurpreet (Gurprit) S. Chandhoke	40	Chief Executive Officer and President
Michelle Kleier	48	Chief Financial Officer, Treasurer and Secretary
Emily Silva	50	Chief Compliance Officer
Garima Kakani	30	Controller

Gurpreet (Gurprit) S. Chandhoke

Mr. Chandhoke has been our Chief Executive Officer and President since our inception. Mr. Chandhoke has also been a Managing Partner and Chief Investment Officer of VII Peaks since its inception in April 2009. From August 2006 to February 2009, Mr. Chandhoke was Senior Vice President of Deutsche Bank Technology Investment Banking Group in San Francisco. From August 2005 to August 2006, Mr. Chandhoke worked for UBS Investment Bank as an Associate Director.

Mr. Chandhoke has more than six years investment banking experience. Mr. Chandhoke led several different types of debt issuances and restructuring discussions and transactions with technology companies and financial sponsors while at Deutsche Bank and UBS Investment Bank. During his tenure at both institutions he also participated in diverse corporate finance and M&A transactions in the internet, enterprise software and infrastructure and communications technology sectors. Mr. Chandhoke’s responsibilities at Deutsche Bank and UBS Investment Bank also involved the issuance of debt securities ranging from bank debt, corporate debt, high yield and convertible debt securities. Mr. Chandhoke also worked on corporate finance transactions ranging from mergers and acquisitions, initial public offerings, follow-on offerings, debt issuances and recapitalizations at both Deutsche Bank and UBS Investment Bank.

Mr. Chandhoke received a Master of Business Administration in Finance and Entrepreneurship from the Wharton School of Business. Mr. Chandhoke also received a Master Degree of Science in Electrical Engineering and a Master Degree of Science in Mechanical Engineering from the University of Minnesota and a Bachelor’s Degree in Electrical Engineering from the Government College of Engineering, University of Pune, India. Mr. Chandhoke was chosen as a J.N. Tata Scholar to pursue his graduate studies in the United States.

Mr. Chandhoke’s broad and extensive investment banking experience and involvement in a number of diverse corporate finance and M&A transactions as well as his experience as Chief Investment Officer for VII Peaks supports his appointment to the board of directors.

Michelle Kleier

Ms. Kleier has worked with VII Peaks Capital as the Vice President of Compliance since August 2014. From 1998 to present, she has been consulting as an instructor and tutor for securities licensing review courses. Ms. Kleier was the Chief Compliance Officer at KBR Capital Markets from April 2013 to September 2013. She served as the Chief Financial Officer for a fund manager in the real estate sector from July 2012 to April 2013. She was the Chief Operating Officer for a San Francisco based broker-dealer from May 2006 to December 2012. Prior to that, Ms. Kleier was the Chief Financial Officer for a biotechnology start-up company, from June 1997 – April 2010, where her responsibilities also included human resource management and government regulatory compliance.

Ms. Kleier received her Bachelor of Arts degree from the University of California, Santa Barbara and her MBA in International Management from the Monterey Institute of International Studies. She currently holds Series 7, 24, 63, 79 & 99 licenses.

Emily Silva

Emily K. Silva has been our Chief Compliance Officer since May 2014. From February 2014 to the present, Ms. Silva has served as Director at Cipperman Compliance Services, where she serves as chief compliance office to various investment management companies and fund sponsors. In that role, she develops and implements customized compliance programs that include ongoing review, management and testing. From 1999 to January 2014, Ms. Silva worked for The Vanguard Group, where she served in a variety positions, including most recently Advertising Compliance Manager from October 2010 to July 2013 and Advertising Compliance Manager — Operations from August 2013 to January 2014. Ms. Silva received her J.D. from Syracuse University College of Law, a Master of Professional Studies in Media Administration from Syracuse University, and a B.A. from University of Rochester. Ms. Silva is a member of the State Bars of Connecticut and Maryland, and a retired member of the State Bar of New York. Ms. Silva holds the FINRA Series 4, 7, 24 and 63 licenses.

Garima Kakani

Ms. Kakani has been employed for the last eight years in the area of financial reporting and analysis. She has been working as Senior Analyst with VII Peaks Capital, LLC since December 2013. Prior to joining VII Peaks, she worked with KBR Capital Partners, LLC as Manager of Reporting and Analytics from March 2011 to September 2013. She worked with the Indian arm of D.E. Shaw & Co. from March 2007 to September 2009 where she first worked as a Financial Research Analyst for first year and a half and then as a Pricing and Valuation Analyst. On a volunteer basis, she has also worked in a small family office of a loan mortgage company as home loan processor and underwriter from February 2010 to February 2011.

After receiving her MBA in Finance from International Institute of Professional Studies, India in May 2007, Ms. Kakani earned her CFA Charter in August 2012. She also has a diploma and advance diploma in business finance from the Institute of Chartered Financial Analysts of India. Currently, she is pursuing her Financial Risk Manager Part 2 designation.

Directors

Interested Director

Name	Age	Position	Director Since	Expiration of Term
Gurpreet (Gurprit) S. Chandhoke	40	Director, Chairman of the Board of Directors	2012	2018
Stephen F. Shea	45	Investment Committee	2015	2018

Independent Directors

Name	Age	Director Since	Expiration of Term
Jeya Kumar	60	2012	2016
Amit Mahajan	39	2012	2018
Robert Winspear	49	2012	2017

Interested Directors

Gurpreet (Gurprit) S. Chandhoke

The business experience of Mr. Chandhoke can be found at “Management — Biographical Information — Executive Officers.”

Stephen F. Shea

Mr. Shea has been a Managing Partner of VII Peaks since August 2009. Prior to joining VII Peaks, Mr. Shea worked as a consultant with investment banking and venture/private equity teams and helped registered investment advisers integrate and build out offerings into distribution channels with his long standing connections at a number of wire houses. Mr. Shea also advised hedge funds on new seeding opportunities in the commodities/futures space. Prior to his consulting work, from October 2005 to March 2007, Mr. Shea was Vice President of Institutional Sales RIA Team for Fidelity Investments in San Francisco, spending the majority of his time as a director of sales for Institutional Investment Managers, RIA wealth management teams and banks and trust companies. In addition, Mr. Shea was responsible for the signing, business development and retention of SEC registered RIA relationship in San Francisco and the Pacific Northwest. Prior to working for Fidelity Investments, Mr. Shea worked for Wentworth, Hauser and Violich Investment Counsel. At Wentworth, Mr. Shea was a member of Stock Selection and Investment Policy committees. He co-developed an open architecture WRAP, Sub-Advised, RIA platform. Before that, from December 1999 to March 2001, Mr. Shea worked at Deutsche Bank/Alex Brown. At Deutsche Bank/Alex Brown, Mr. Shea acted as a lead broker for many of the top technology executives.

Mr. Shea holds a BS in Business and Finance from St. Mary’s College in California.

Independent Directors

Jeya Kumar

Since July 2013 to the present, Mr. Kumar has been an advisor at MediaLink Singapore, which is engaged in Media and IT services. From April 2012 to the present, he has served as an Independent Director at Spring Seed Capital in Singapore. Spring Seed Capital is a Singapore government entity investing in Singapore based startups. From November 2011 to July 2013 he was the CEO (Asia Pacific) for IPSoft Inc., which is engaged in technology led IT management services. Prior to joining IpSoft, he was the Advisor to Patni Computer Systems, Ltd. (“Patni”), which provides consulting, technology and business process outsourcing, and product engineering services. Prior to being an advisor to Patni, from Feb 2009 to May 2011, Mr. Kumar served as the Chief Executive Officer of Patni, where he drove the company’s global operations and defined and executed the company’s long-term strategy.

From January 2008 to January 2009, Mr. Kumar served as the Chief Executive Officer of MphasiS Limited, which provides applications services, infrastructure services, and business process outsourcing services. Prior to MphasiS, from September 2006 to January 2008, Mr. Kumar was Senior Vice-President of Sun Microsystems (“Sun”), which sold computers, computer components, computer software, and information technology services, and was a member of Sun’s Executive Management Group. At Sun, Mr. Kumar was responsible for his business unit’s financial performance, strategy, marketing, portfolio management, in-market management, product engineering, technology development, M&A and channels in more than 120 countries. Prior to this, he held various management and executive positions with a number of global technology firms.

Mr. Kumar has a Masters of Business degree from Curtin University, Australia; Bachelors of Business degree from the Royal Melbourne Institute of Technology, Australia; and postgraduate diplomas in Computer Science, Management Studies and Marketing Management. He also attended the Advanced Management Program at Oxford University.

Mr. Kumar’s broad and extensive experience as an executive officer for global companies, including being responsible for such companies performance and strategy support his appointment to the board of directors.

Amit Mahajan

Mr. Mahajan is currently a senior investment professional at credit institution with focus on secondary transactions and Private Equity funds. Previous, Mr. Mahajan spent nine years at $72 billion PineBridge Investments (fka AIG Investments) where he was most recently Director and senior member of the $8 billion Private Funds Group responsible for sourcing, due diligence, negotiating and monitoring of secondary private equity transactions on a global basis. Prior to his current role, Mr. Mahajan executed private equity investments, focused on global emerging markets and across several industries. Mr. Mahajan has over 14 years of experience in private equity, banking and consulting. Prior to joining the team, he worked on private equity and merger & acquisition opportunities at NY based investment firms, Chatterjee Group (formerly affiliated with Soros Funds) and Arcadia Investment Partners. During his career, Mr. Mahajan gained substantial operating experience at Oblix (acquired by Oracle), a technology firm and portfolio company of Kleiner Perkins and APAX Partners. Mr. Mahajan began his career with Deloitte Consulting where he advised multinational clients in energy, telecom, insurance, utilities and the technology sector. He holds a BS in Computer Science and Engineering from Indian Institute of Technology, Delhi, and an MBA from Columbia Business School.

Robert Winspear

Robert Winspear has served as the Chief Financial Officer of Excel Corporation since May 2014. Excel Corporation (OTC: EXCC) provides transaction processing and related services to medium and small businesses in the US.

Mr. Winspear has been the President of Winspear Investments LLC, a Dallas based private investment firm specializing in lower middle market transactions, since September 2002. Winspear Investments has made investments in a wide range of industries including banking, real estate, distribution, supply chain management, mega yacht marinas and hedge funds.

Prior to forming Winspear Investments, Mr. Winspear was Vice President and Chief Financial Officer of Associated Materials Incorporated, a nationwide manufacturer and distributor of residential building products consisting primarily of vinyl siding and windows, from June 1993 to May 2002.

Mr. Winspear began his professional career in the Dallas office of Arthur Andersen where he worked as an auditor from 1988 to 1993. He holds a Bachelor of Business Administration and a Masters of Professional Accounting from the University of Texas at Austin.

Mr. Winspear is on the board of directors of Alpha Financial Technologies/EAM Corporation, located in Grapevine Texas.

Mr. Winspear’s extensive investment experience as Vice President and Chief Financial Officer of Associated Materials Incorporated and service on the board of directors Alpha Financial Technologies/EAM Corporation support his appointment to the board of directors.

Committees of the Board of Directors

Our board of directors has the following committees:

Audit Committee

The audit committee is responsible for selecting, engaging and discharging our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (including compensation therefore), reviewing the independence of our independent accountants and reviewing the adequacy of our internal controls over financial reporting. The members of the audit committee are Jeya Kumar, Amit Mahajan and Robert Winspear, each of whom are independent. Robert Winspear serves as the chairman of the audit committee. Our board of directors has determined that Robert Winspear is an “audit committee financial expert” as defined under SEC rules.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee selects and nominates directors for election by our stockholders, selects nominees to fill vacancies on our board of directors or a committee thereof, develops and recommends to our board of directors a set of corporate governance principles and oversees the evaluation of our board of directors and our management. The nominating and corporate governance committee is currently composed of Jeya Kumar, Amit Mahajan and Robert Winspear, all of whom are independent. Jeya Kumar is expected to serve as chairman of the nominating and corporate governance committee.

Risk Oversight and Board Structure

Through its direct oversight role, and indirectly through its committees, the board of directors performs a risk oversight function for the Company consisting of, among other things, the following activities: (1) at regular and special board meetings, and on an ad hoc basis as needed, receiving and reviewing reports related to the performance and operations of the Company; (2) reviewing and approving, as applicable, the compliance policies and procedures of the Company; (3) meeting with the portfolio management team to review investment strategies, techniques and the processes used to manage related risks; (4) meeting with, or reviewing reports prepared by, the representatives of key service providers, including the investment adviser, administrator, distributor, transfer agent, custodian and independent registered public accounting firm of the Company, to review and discuss the activities of the Company and to provide direction with respect thereto; and (5) engaging the services of the chief compliance officer of the Company to test the compliance procedures of the Company and its service providers. Gurpreet Chandhoke, who is an “interested person” of the Company as defined in Section 2(a)(19) of the 1940 Act, serves as both the chief executive officer and chairman of the board of directors. The board of directors feels that Mr. Chandhoke, as chief executive officer of the Company, is the director with the most knowledge of the Company’s business strategy and is best situated to serve as chairman of the board of directors. The Company’s charter, as well as regulations governing business development companies generally, requires that a majority of the board of directors be persons other than “interested persons” of the Company, as defined in Section 2(a)(19) of the 1940 Act. The board of directors does not currently have a lead independent director. The board of directors, after considering various factors, has concluded that its structure is appropriate at this time given the fact that it is a newly-formed entity with no assets. As the Company’s assets increase, the board of directors will continue to monitor its structure and determine whether it remains appropriate based on the complexity of the Company’s operations.

Compensation of Directors

Each of our independent directors are entitled to compensation for his services as a director in the amounts depicted below. We will not pay compensation to our interested directors. In addition, the independent directors will be reimbursed for reasonable out-of-pocket expenses incurred in connection with attending board and committee meetings. There are no pension or retirement benefits being offered to our directors at this time.

Net Asset Value	Annual Retainer Fee	Board Meeting and Committee Meeting Fees (in Person)	Board Meeting and Committee Meeting Fees (by Phone)	Annual Chairperson Fee
$0 to $100 million	$10,000	$500/$250	$250	$1,500
$100 million to $300 million	$20,000	$1,000/$500	$250	$2,500
$300 million to $500 million	$30,000	$1,500/$750	$250	$3,500
Above $500 million	$40,000	$2,000/$1,000	$250	$5,000

Compensation of Executive Officers

Our executive officers will not receive any direct compensation from us. We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of our Manager or by individuals who were contracted by our Manager to work on behalf of us, pursuant to the terms of the investment advisory agreement or administration agreement. Each of our executive officers is an employee of our Manager, and the day-to-day investment operations and administration of our portfolio are managed by our Manager. In addition, we are obligated to reimburse our Manager for our allocable portion of expenses incurred by our Manager in performing its obligations under the administration agreement, including the allocable portion of the cost of our officers and their respective staffs determined under the administration agreement; however, to date our Manager has only charged us the cost of our chief financial officer.

The investment advisory agreement and the administration agreement each provides that our Manager and its officers, directors, controlling persons and any other person or entity affiliated with it acting as our agent shall be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by our Manager or such other person, and our Manager and such other person shall be held harmless for any loss or liability suffered by us, if (i) our Manager has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests, (ii) our Manager or such other person was acting on behalf of or performing services for us, (iii) the liability or loss suffered was not the result of negligence or misconduct by our Manager or an affiliate thereof acting as our agent, and (iv) the indemnification or agreement to hold our Manager or such other person harmless is only recoverable out of our net assets and not from our shareholders.

PORTFOLIO MANAGEMENT

The management of our investment portfolio is the responsibility of our investment committee, which is currently composed of Mr. Chandhoke, our Chief Executive Officer, and Mr. Shea. Our investment committee must approve each new investment that we make. The members of our investment committee are not employed by us, and receive no compensation from us in connection with their portfolio management activities. However, through their financial interests in our Manager, they will be entitled to a portion of any investment advisory fees paid by us to our Manager.

Investment Personnel

We consider the members of our investment committee and the officers of our Manager, each of whom is listed below, to be our portfolio managers.

Name	Position(s)
Gurpreet (Gurprit) S. Chandhoke	Member of our investment committee; Managing Partner and Chief Investment Officer, VII Peaks Capital, LLC
Stephen F. Shea	Member of our investment committee; Managing Partner, VII Peaks Capital, LLC

Gurpreet (Gurprit) S. Chandhoke

The business experience of Mr. Chandhoke can be found at “Management — Biographical Information — Executive Officers.”

Stephen F. Shea

The business experience of Mr. Shea can be found at “Management — Biographical Information — Interested Directors.”

The table below shows the dollar range of shares of our common stock to be beneficially owned by our portfolio managers.

Name of Portfolio Manager	Dollar Range of Equity Securities Beneficially Owned(1)(2)(3)
Gurpreet (Gurprit) S. Chandhoke	None
Stephen F. Shea	None

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Securities Exchange Act of 1934, or the “Exchange Act.”
(2)	The dollar range of equities securities beneficially owned by our directors is based on the initial offering price per share of $9.75.
(3)	The dollar range of equity securities beneficially owned are: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000, or over $1,000,000.

INVESTMENT ADVISORY AGREEMENT

Overview of Our Manager

Our investment activities are managed by our Manager who is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act. Our Manager is responsible for sourcing potential investments, conducting research on prospective investments, analyzing investment opportunities, structuring our investments, and monitoring our investments and portfolio companies on an ongoing basis. Our Manager is led by Gurpreet (Gurprit) S. Chandhoke, who also serves as our Chief Executive Officer, and Stephen F. Shea. They are supported by the Manager’s team of employees, including investment professionals who have extensive experience in underwriting and issuing debt products that include high-yield, bank debt and convertible debt and have acted as financial advisers to private equity funds, venture capital firms and corporations in mergers and acquisitions, recapitalization and corporate finance transactions, and have served as principal investors in private equity and leveraged buyout transactions.

Our Manager has an investment committee that is responsible for reviewing, discussing and approving each investment opportunity we seek to pursue. We anticipate that our investment committee will meet once a week to discuss new and existing opportunities and developments on current investments. Our investment committee currently consists of Mr. Chandhoke, our Chief Executive Officer, and Mr. Shea.

Management Services and Responsibilities

Under the terms of the investment advisory agreement, our Manager:

•	determines the composition and allocation of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;
•	determines what securities we will purchase, retain or sell;
•	identifies, evaluates, negotiates and structures the investments we make; and
•	executes, monitors and services the investments we make.

Under the investment advisory agreement, the Manager has a fiduciary responsibility for the safeguarding and use of our assets. The Manager is also subject to liability under both the 1940 Act and the Advisers Act for a breach of these fiduciary duties.

Our Manager’s services under the investment advisory agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired. In addition, our Manager provides certain administrative services under the administration agreement. See “Administration Agreement.”

Advisory Fees

We pay our Manager a fee for its services under the investment advisory agreement consisting of two components — a base management fee and an incentive fee. The cost of both the base management fee payable to our Manager and any incentive fees it earns are ultimately borne by our stockholders.

Base Management Fee

Our base management fee is calculated as follows and payable monthly in arrears: 2.00% if our net assets are below $100 million; 1.75% if our net assets are between $100 million and $250 million; and 1.50% if our net assets are above $250 million. The base management fee may or may not be taken in whole or in part at the discretion of our Manager. All or any part of the base management fee not taken as to any month shall be deferred without interest and may be taken in such other month as our Manager shall determine. The base management fee for any partial month will be appropriately pro-rated.

Incentive Fee

The incentive fee has two parts. The first part, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter. The subordinated incentive fee on income is 20% of pre-incentive net investment income subject to a quarterly return to investors, expressed as a rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 2.0% (8.0% annualized). For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses reimbursed to our Manager under the investment advisory agreement and any interest expense and distributions paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The calculation of the subordinated incentive fee on income for each quarter is as follows:

•	No incentive fee is payable to our Manager in any calendar quarter in which our pre-incentive fee net investment income does not exceed the return rate of 2.0%;

•	20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.0% in any calendar quarter (8.0% annualized) is payable to our Manager once the return is reached.

“Adjusted capital” shall mean cumulative gross proceeds generated from sales of our common stock (including our distribution reinvestment plan) reduced for distributions to investors of proceeds from non-liquidating dispositions of our investments and amounts paid for share repurchases pursuant to our tender offer program.

The following is a graphical representation of the calculation of the income-related portion of the incentive fee:

Quarterly Subordinated Incentive Fee on Income

Pre-incentive fee net investment income
(expressed as a percentage of adjusted capital)

Percentage of pre-incentive fee net investment income
allocated to income-related portion of incentive fee

The second part of the incentive fee, which we refer to as the incentive fee on capital gains, is an incentive fee on capital gains earned on liquidated investments from the portfolio and is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement). This fee equals 20.0% of our incentive fee capital gains, which equals our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees.

Example 1: Subordinated Incentive Fee on Income for Each Calendar Quarter

Scenario 1
Assumptions
•	Investment income (including interest, dividends, fees, etc.) = 1.25%
•	Preferred return(1) = 2.0%
•	Base management fee(2) = 0.5%
•	Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.32%
•	Pre-incentive fee net investment income (investment income – (base management fee + other expenses)) = 0.43%
•	Pre-incentive fee net investment income does not exceed the preferred return rate, therefore there is no subordinated incentive fee on income payable.
Scenario 2
Assumptions
•	Investment income (including interest, dividends, fees, etc.) = 3.5%
•	Preferred return(1) = 2.0%
•	Base management fee(2) = 0.5%
•	Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.32%

•	Pre-incentive fee net investment income (investment income – (base management fee + other expenses)) = 2.68%
•	Subordinated incentive fee on income = 20.0% × 0.68% = 0.136%

Pre-incentive fee net investment income exceeds the preferred return; therefore, the subordinated incentive fee on income is 0.136%.

(1)	Represents 8.0% annualized preferred return.
(2)	Base management fee is calculated as follows and payable monthly in arrears: 2.00% if our net assets are below $100 million; 1.75% if our net assets are between $100 million and $250 million; and 1.50% if our net assets are above $250 million. Examples assume assets are equal to adjusted capital and that assets are less than $100 million.
(3)	Excludes organizational and offering expenses.

Example 2: Incentive Fee on Capital Gains

Scenario 1

Assumptions

•	Year 1: $20 million investment made in Company A (“Investment A”), and $30 million investment made in Company B (“Investment B”)
•	Year 2: Investment A sold for $50 million and fair market value (“FMV”) of Investment B determined to be $32 million
•	Year 3: FMV of Investment B determined to be $25 million
•	Year 4: Investment B sold for $31 million

The incentive fee on capital gains would be:

•	Year 1: None
•	Year 2: Incentive fee on capital gains of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20.0%)
•	Year 3: None — $5 million (20.0% multiplied by ($30 million cumulative realized capital gains less $5 million cumulative capital depreciation)) less $6 million (previous capital gains fee paid in Year 2)
•	Year 4: Incentive fee on capital gains of $200,000 – $6.2 million ($31 million cumulative realized capital gains multiplied by 20.0%) less $6 million (incentive fee on capital gains during operations taken in Year 2)
Scenario 2
Assumptions
•	Year 1: $20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”)
•	Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million
•	Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million
•	Year 4: FMV of Investment B determined to be $35 million
•	Year 5: Investment B sold for $20 million

The capital gains incentive fee, if any, would be:

•	Year 1: None
•	Year 2: $5 million incentive fee on capital gains — 20.0% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B)
•	Year 3: $1.4 million incentive fee on capital gains — $6.4 million (20.0% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation)) less $5 million incentive fee on capital gains during operations received in Year 2
•	Year 4: None
•	Year 5: None — $5 million (20.0% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million cumulative incentive fee on capital gains paid in Year 2 and Year 3

*	The returns shown are for illustrative purposes only. There is no guarantee that positive returns will be realized and actual returns may vary from those shown in the examples above.

Payment of Our Expenses

Our primary operating expenses are the payment of advisory fees and other expenses under the investment advisory agreement and other expenses necessary for our operations. Our investment advisory fee compensates our Manager for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments. We bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

•	corporate, organizational and offering expenses relating to offerings of our common stock, subject to limitations included in our investment advisory agreement;
•	the cost of calculating our net asset value, including the related fees and cost of any third-party valuation services;
•	the cost of effecting sales and repurchases of shares of our common stock and other securities;
•	fees payable to third parties relating to, or associated with, monitoring our financial and legal affairs, making investments, and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;
•	transfer agent and custodial fees;
•	fees and expenses associated with marketing efforts;
•	federal and state registration fees and any stock exchange listing fees;
•	federal, state and local taxes;
•	independent directors’ fees and expenses, including travel expenses;
•	costs of director and shareholder meetings, proxy statements, shareholders’ reports and notices;
•	costs of fidelity bond, directors and officers/errors and omissions liability insurance and other types of insurance;
•	direct costs, including those relating to printing of shareholder reports and advertising or sales materials, mailing, long distance telephone and staff;
•	fees and expenses associated with independent audits and outside legal costs, including compliance with the Sarbanes-Oxley Act of 2002, the 1940 Act and applicable federal and state securities laws;
•	brokerage commissions for our investments;
•	all other expenses incurred by us or our Manager in connection with administering our business, including expenses incurred by our Manager in performing its obligations; and

•	the reimbursement of the compensation of our chief financial officer and chief compliance officer, whose salaries are paid by our Manager, to the extent that each such reimbursement amount is annually approved by our independent directors and subject to the limitations included in our administration agreement.

Duration and Termination

Unless earlier terminated as described below, the investment advisory agreement remains in effect for a period of two years from the date that it was approved by our shareholders, which was December 13, 2013, and will remain in effect from year-to-year thereafter if approved annually by our board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. On August 17, 2015, the disinterested members of the Board of Directors of the Company reapproved, for another calendar year, the investment advisory agreement between the Manager and Company.

The investment advisory agreement will automatically terminate in the event of its assignment. As required by the 1940 Act, the investment advisory agreement provides that we may terminate the agreement without penalty upon 60 days’ written notice to our Manager. If our Manager wishes to voluntarily terminate the investment advisory agreement, it must give stockholders a termination and must pay all expenses associated with its termination. The investment advisory agreement may also be terminated, without penalty, upon the vote of a majority of our outstanding voting securities.

Without the vote of a majority of our outstanding voting securities, our investment advisory agreement may not be materially amended, nor may we engage in a merger or other reorganization with our Manager. In addition, should we or our Manager elect to terminate the investment advisory agreement, a new investment adviser may not be appointed without approval of a majority of our outstanding common stock, except in limited circumstances where a temporary adviser may be appointed without stockholder consent, consistent with the 1940 Act, for a time period not to exceed 150 days following the date on which the previous contract terminates.

Prohibited Activities

Our charter prohibits the following activities between us and our Manager:

•	We may not purchase or lease assets in which our Manager has an interest unless we disclose the terms of the transaction to our stockholders and the terms do not exceed the lesser of cost or fair market value, as determined by an independent expert;
•	We may not invest in general partnerships or joint ventures with affiliates and non-affiliates unless certain conditions are met;
•	Our Manager may not acquire assets from us unless approved by our stockholders in accordance with our charter;
•	We may not lease assets to our Manager unless we disclose the terms of the transaction to our stockholders and such terms are fair and reasonable to us;
•	We may not make any loans to our Manager except for the advancement of funds as permitted by our charter;
•	We may not acquire assets in exchange for our stock;
•	We may not pay a commission or fee, either directly or indirectly to our Manager, except as otherwise permitted by our charter, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;
•	Our Manager may not charge duplicate fees to us; and
•	Our Manager may not provide financing to us with a term in excess of 12 months.

In addition, the investment advisory agreement prohibits our Manager from receiving or accepting any rebate, give-up or similar arrangement that is prohibited under federal or state securities laws. Our Manager is also prohibited from participating in any reciprocal business arrangement that would circumvent provisions of federal or state securities laws governing conflicts of interest or investment restrictions. Finally, our Manager is prohibited from entering into any agreement, arrangement or understanding that would circumvent restrictions against dealing with affiliates or promoters under applicable federal or state securities laws.

Indemnification

Our charter and the investment advisory agreement provide that our Manager and its officers, directors, controlling persons and any other person or entity affiliated with, or acting on behalf of, our Manager (each an “Indemnified Party” and, collectively the “Indemnified Parties”) shall not be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by the Indemnified Parties, nor shall the Indemnified Parties be held harmless for any loss or liability suffered by us, unless (i) the Indemnified Party has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests, (ii) the Indemnified Party was acting on behalf of or performing services for us, (iii) the liability or loss suffered was not the result of willful misfeasance, bad faith, or gross negligence by the Indemnified Party, and (iv) such indemnification or agreement to hold harmless for any loss or liability suffered is recoverable only out of our net assets and not from our stockholders.

Organization of our Manager

VII Peaks Capital, LLC is a limited liability company that is registered as an investment adviser under the Advisers Act. The principal address of our Manager is c/o 4 Orinda Way, Suite 125-A, Orinda, CA 94563.

Shareholder Approval of the Investment Advisory Agreement

Our shareholders approved our current investment advisory agreement with our manager at a special meeting of shareholders held on December 13, 2013. The approval by our shareholders is effective for two years after the special meeting. Thereafter, the investment advisory agreement must be approved at least annually by our board of directors or by the vote of a majority of our outstanding shares. On August 17, 2015, the disinterested members of the Board of Directors of the Company reapproved, for another calendar year, the investment advisory agreement between the Manager and Company.

In evaluating our investment advisory agreement, our board of directors will consider the following factors, among other things: (a) the nature, quality and extent of the advisory and other services to be provided to us by our Manager; (b) comparative data with respect to advisory fees or similar expenses paid by other BDCs with similar investment objectives; (c) our projected operating expenses and expense ratio compared to BDCs with similar investment objectives; (d) any existing and potential sources of indirect income to our Manager from their relationships with us and the profitability of those relationships; (e) information about the services to be performed and the personnel performing such services under the investment advisory agreement; (f) the organizational capability and financial condition of our Manager and its affiliates; (g) the possibility of obtaining similar services from other third party service providers or through an internally managed structure; and (h) the alignment of incentives of our Manager and our stockholders to be achieved by paying the incentive fee in shares of our common stock.

ADMINISTRATION AGREEMENT

Our Manager serves as our administrator. Pursuant to an administration agreement, our Manager furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Under the administration agreement, our Manager also performs, or oversees the performance of, our required administrative services, which include, among other things, transfer agency and other service providers supervision and oversight, preparation and supervision of the financial records for which we are required to maintain for SEC reporting, stockholder reporting and other Company needs, implementation and supervision of a robust compliance program and oversight and administration of the quarterly share repurchase program. In addition, our Manager assists us in activities which include, among other things, performance and supervision of investor relations, Company Board of Director communication and reporting, determining and publishing our net asset value, overseeing the preparation and filing of our tax returns, the communication, printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and other events such as distributions, and the performance of administrative and professional services rendered to us by others. Under the administration agreement, we are obligated to reimburse our Manager for our allocable portion of our Manager’s overhead in performing its obligations under the administration agreement, including rent, the fees and expenses associated with overseeing and performing the compliance functions and our allocable portion of the compensation of our chief financial officer, chief compliance officer and any administrative support staff; however, to date, cost of the chief financial officer, fund administration accounting and the chief compliance officer are charged directly to the Company. Under the administration agreement, our Manager will also provide on our behalf managerial assistance to those portfolio companies that request such assistance. The administration agreement also provides the reimbursement to the Company by the Manager for the Manager’s share of the Directors and Officers insurance, which is paid by the Company in full. The administration agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party.

The administration agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, our Manager and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of our Manager’s services under the administration agreement or otherwise as administrator for us.

LICENSE AGREEMENT

We have entered into a license agreement with VII Peaks under which VII Peaks has agreed to grant us a non-exclusive, royalty-free license to use the names “VII Peaks” and “Co-Optivist.” Under this agreement, we will have a right to use the “VII Peaks” and “Co-Optivist” names for so long as our Manager or one of its affiliates remains our investment adviser. Other than with respect to these limited licenses, we will have no legal right to the “VII Peaks” or “Co-Optivist” names. The license agreement will remain in effect for so long as the investment advisory agreement with our Manager is in effect.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Conflicts of interest between the operation of the Company and other activities of the Manager and its affiliates and principals are expected to occur from time to time. The Manager, in its sole judgment and discretion, will try to mitigate such potential adversity by the exercise of its business judgment in an attempt to fulfill its obligations. However, the Manager has not developed, and does not expect to develop, any formal process for resolving conflicts of interest. Such conflicts may include:

Competing Programs

Conflicts of interest between us and the various roles, activities and duties of the Manager and its affiliates may occur from time to time. The Manager, its officers and other affiliates may act as a manager or general partner of other private or public entities, some of whom may have the same or a similar investment objective as the Company. As a result, conflicts of interest between us and the other activities of the Manager and its affiliates may occur from time to time. None of the agreements or arrangements, including those relating to compensation, between the Company, the Manager or their affiliates, is the result of arm’s-length negotiations. As a result, there may be conflicts between us, on the one hand, and our Manager, including members of its management team, on the other, regarding the allocation of resources to the management of our day-to-day activities.

Further, the officers of VII Peaks are involved in other ventures, some of which may compete with us for investment opportunities, including certain affiliated funds or managed accounts, and may be incentivized to offer investment opportunities to such other ventures rather than to us which would make it more difficult to achieve our investment objectives.

As a BDC, we are subject to certain regulatory restrictions in making our investments. For example, we generally are not permitted to co-invest with certain entities affiliated with our Manager in transactions originated by our Manager or its affiliates unless we obtain an exemptive order from the SEC or co-invest alongside our Manager or its affiliates in accordance with existing regulatory guidance and our allocation policy. Under existing regulatory guidance, we are permitted to, and may co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point.

We may seek exemptive relief from the SEC to engage in co-investment transactions with our Manager and/or its affiliates. However, there can be no assurance that we will obtain such exemptive relief, if requested. Even if we receive exemptive relief, neither our Manager nor its affiliates are obligated to offer us the right to participate in any transactions originated by them. Prior to obtaining exemptive relief, we may co-invest alongside our Manager or its affiliates only in accordance with existing regulatory guidance and our allocation policy.

Compensation Arrangements

The compensation we pay to our Manager was not entered into on an arm’s-length basis with unaffiliated third parties. As a result, the form and amount of such compensation may be less favorable to us than they might have been had they been entered into through arm’s-length transactions with unaffiliated parties. See “Investment Advisory Agreement.”

Expense Reimbursement Agreement

We entered into an expense reimbursement agreement with our prior manager under which the prior manager agreed to reimburse us for all U.S. GAAP compliant expenses recognized on our quarterly financial statements for 2012, retroactive to the date of formation on August 3, 2011. In 2013, the expense reimbursement agreement was modified to exclude management fees and incentive fees payable to the Manager effective as of January 1, 2013. We recognized a receivable on our books for the amount due from the prior manager under the expense reimbursement agreement, and the prior manager recognized a liability on its books in the same amount. The expense reimbursement agreement allowed the prior manager and us to offset the related receivables from and payables to each other resulting in a net receivable, or payable position. On August 20, 2013, we terminated our investment management agreement with our prior manager, and entered into a new investment management agreement with our current Manager. Our current Manager has not entered into an expense reimbursement agreement with us, but agreed to assume the prior manager’s obligation to pay us $1,300,000 which had accrued under the prior manager’s expense reimbursement agreement. In consideration for such assumption, we have agreed to pay our current Manager any amounts otherwise due our prior manager for organization and offering expenses funded by our prior manager.

License Agreement

We have entered into a license agreement with VII Peaks under which VII Peaks has agreed to grant us a non-exclusive, royalty-free license to use the names “VII Peaks” and “Co-Optivist.” Under that agreement, we have a right to use the “VII Peaks” and “Co-Optivist” names for so long as our Manager or one of its affiliates remains our investment adviser. Other than with respect to these limited licenses, we have no legal right to the “VII Peaks” or “Co-Optivist” names. The license agreement will remain in effect for so long as the investment advisory agreement with our Manager is in effect.

Appraisal and Compensation

Our articles of incorporation provides that, in connection with any transaction involving a merger, conversion or consolidation, either directly or indirectly, involving us and the issuance of securities of a surviving entity after the successful completion of such transaction, or “roll-up,” an appraisal of all our assets will be obtained from a competent independent appraiser which will be filed as an exhibit to the registration statement registering the roll-up transaction. Such appraisal will be based on all relevant information and shall indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up. The engagement of such independent appraiser shall be for the exclusive benefit of our stockholders. A summary of such appraisal shall be included in a report to our stockholders in connection with a proposed roll-up. All stockholders will be afforded the opportunity to vote to approve such proposed roll-up, and shall be permitted to receive cash in an amount of such stockholder’s pro rata share of the appraised value of our net assets.

Prohibited Activities

Our charter prohibits certain activities between us and our Manager. See “Investment Advisory Agreement — Prohibited Activities” for a description of activities that are prohibited by our charter.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

The following table sets forth, as of the date of this prospectus, information with respect to the beneficial ownership of our common stock by:

•	Each person known to us to beneficially own more than 5% of the outstanding shares of our common stock;
•	Each of our directors and executive officers; and
•	All of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There is no common stock subject to options that are currently exercisable or exercisable within 60 days of the offering. Percentage of beneficial ownership is based on 6,313,300 shares of common stock outstanding as of June 30, 2015.

Shares Beneficially Owned Immediately Prior to This Offering(1)
Name	Number	Percentage
5% Stockholders
None	—	—%
Executive Officers:
Michelle Kleier	—	—%
Emily Silva	—	—%
Garima Kakani	—	—%
Interested Directors:
Gurpreet (Gurprit) S. Chandhoke	—	—%
Stephen Shea	—	—%
Independent Directors:
Jeya Kumar	—	—
Amit Mahajan	—	—
Robert Winspear	—	—
All officers and directors as a group (7 persons)	—	—%

*	Represents less than 1%.

The following table sets forth, as of the date of this prospectus, the dollar range of our equity securities that is expected to be beneficially owned by each of our directors.

Dollar Range of Equity Securities Beneficially Owned(1)(2)(3)
Interested Directors:
Gurpreet (Gurprit) S. Chandhoke	None
Stephen Shea	None
Independent Directors:
Jeya Kumar	None
Amit Mahajan	None
Robert Winspear	None

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Securities Exchange Act of 1934, or the “Exchange Act.”
(2)	The dollar range of equities securities beneficially owned by our directors is based on our current public offering price of $9.75 per share.
(3)	The dollar range of equity securities beneficially owned are: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or over $100,000.

REGULATION

We are regulated as a BDC under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates (including any investment advisers or sub-advisers), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than “interested persons”, as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by “a majority of our outstanding voting securities” as defined in the 1940 Act.

We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. We do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, except for registered money market funds we generally cannot acquire more than 3% of the voting stock of any investment company, invest more than 5% of the value of our total assets in the securities of one investment company or invest more than 10% of the value of our total assets in the securities of more than one investment company. With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments might subject our stockholders to additional expenses. None of our investment policies are fundamental and any may be changed without stockholder approval.

Qualifying Assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are the following:

Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:

•	is organized under the laws of, and has its principal place of business in, the United States;
•	is not an investment company (other than a small business investment company wholly owned by the Company) or a company that would be an investment company but for certain exclusions under the 1940 Act; and
•	satisfies either of the following:
•	has a market capitalization of less than $250 million or does not have any class of securities listed on a national securities exchange; or
•	is controlled by a BDC or a group of companies including a BDC, the BDC actually exercises a controlling influence over the management or policies of the eligible portfolio company, and, as a result thereof, the BDC has an affiliated person who is a director of the eligible portfolio company.
•	Securities of any eligible portfolio company which we control.
•	Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.
•	Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

•	Securities received in exchange for or distributed on or with respect to securities described above, or pursuant to the exercise of warrants or rights relating to such securities.
•	Cash, cash equivalents, U.S. Government securities or high-quality debt securities maturing in one year or less from the time of investment.

Managerial Assistance to Portfolio Companies

A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in “Regulation —  Qualifying Assets” above. However, in order to count portfolio securities as qualifying assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance. Where the BDC purchases such securities in conjunction with one or more other persons acting together, the BDC will satisfy this test if one of the other persons in the group makes available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. Government securities or high-quality debt securities maturing in one year or less from the time of investment, or money market funds which invest in such assets, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we invest in money market funds which invest in highly rated commercial paper, U.S. Government agency notes, U.S. Treasury bills or in repurchase agreements relating to such securities that are fully collateralized by cash or securities issued by the U.S. Government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, certain diversification tests in order to qualify as a RIC for federal income tax purposes will typically require us to limit the amount we invest with any one counterparty. Our Manager will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities

We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any preferred stock or publicly traded debt securities are outstanding, we may be prohibited from making distributions to our stockholders or the repurchasing of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage.

Code of Ethics

We and our Manager have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. You may read and copy the code of ethics at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. In addition, the code of ethics is attached as an exhibit to the registration statement of which this prospectus is a part, and is available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. You may also obtain copies of the code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to our Manager. The Proxy Voting Policies and Procedures of our Manager are set forth below. The guidelines are reviewed periodically by our Manager and our independent directors, and, accordingly, are subject to change.

Introduction

Our Manager is registered with the SEC as an investment adviser under the Advisers Act. As an investment adviser registered under the Advisers Act, our Manager will have fiduciary duties to us. As part of this duty, our Manager recognizes that it must vote client securities in a timely manner free of conflicts of interest and in our best interests and the best interests of our stockholders. Our Manager’s Proxy Voting Policies and Procedures have been formulated to ensure decision-making consistent with these fiduciary duties.

These policies and procedures for voting proxies for our investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

Our Manager evaluates routine proxy matters, such as proxy proposals, amendments or resolutions on a case-by-case basis. Routine matters are typically proposed by management and our Manager will normally support such matters so long as they do not measurably change the structure, management control, or operation of the corporation and are consistent with industry standards as well as the corporate laws of the state of incorporation.

Our Manager also evaluates non-routine matters on a case-by-case basis. Non-routine proposals concerning social issues are typically proposed by stockholders who believe that the corporation’s internally adopted policies are ill-advised or misguided. If our Manager has determined that management is generally socially responsible, our Manager will generally vote against these types of non-routine proposals. Non-routine proposals concerning financial or corporate issues are usually offered by management and seek to change a corporation’s legal, business or financial structure. Our Manager will generally vote in favor of such proposals provided the position of current stockholders is preserved or enhanced. Non-routine proposals concerning stockholder rights are made regularly by both management and stockholders. They can be generalized as involving issues that transfer or realign board or stockholder voting power. Our Manager typically would oppose any proposal aimed solely at thwarting potential takeovers by requiring, for example, super-majority approval. At the same time, our Manager believes stability and continuity promote profitability. Our Manager’ guidelines in this area seek a middle road and individual proposals will be carefully assessed in the context of their particular circumstances. If a vote may involve a material conflict of interest, prior to approving such vote, our Manager must consult with its chief compliance officer to determine whether the potential conflict is material and if so, the appropriate method to resolve such conflict. If the conflict is determined not to be material, our Manager’ employees shall vote the proxy in accordance with our Manager’s proxy voting policy.

Proxy Voting Records

You may obtain information about how we voted proxies by making a written request for proxy voting information to:

Chief Compliance Officer
VII Peaks Co-Optivist Income BDC II, Inc.
4 Orinda Way, Suite 125-A
Orinda, CA 94563

Other

We are not generally able to issue and sell our common stock at a price below net asset value, or NAV, per share. We may, however, issue and sell our common stock, at a price below the current NAV of the common stock, or issue and sell warrants, options or rights to acquire such common stock, at a price below the current NAV of the common stock if our board of directors determines that such sale is in our best interest and in the best interests of our stockholders, and our stockholders have approved making such sales within the preceding 12 months. In any such case, the price at which our securities are to be issued and sold may not be less than a price which, in the determination of our board of directors, closely approximates the market value of such securities.

We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our board of directors who are not interested persons and, in some cases, prior approval by the SEC.

We expect to be periodically examined by the SEC for compliance with the 1940 Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office. In February 2013, we renewed our Crime Policy Financial Institution Bond in the aggregate limit of liability of $500,000 and Directors and Officer’s insurance with an aggregate limit of liability of $2,000,000.

We and our Manager are adopting and implementing written policies and procedures reasonably designed to prevent violation of the federal securities laws, and will review these policies and procedures annually for their adequacy and the effectiveness of their implementation.

DETERMINATION OF NET ASSET VALUE

We determine the net asset value of our investment portfolio each quarter. Securities that are publicly-traded are valued at the reported closing price on the valuation date. Securities that are not publicly-traded are valued at fair value as determined in good faith by our board of directors. In connection with that determination, our Manager prepares portfolio company valuations using relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, the most recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services.

With respect to investments for which market quotations are not readily available, we undertake a multi-step valuation process each quarter, as described below:

•	our quarterly valuation process begins with each portfolio company or investment being initially valued by members of our investment committee, with such valuation taking into account information received from our independent valuation firm, if applicable;
•	preliminary valuation conclusions is then documented and discussed with the members of our board of directors; and
•	our board of directors discusses valuations and determines the fair value of each investment in our portfolio in good faith based on various statistical and other factors, including the input and recommendation of members of our investment committee and any third-party valuation firm, if applicable.

Investments are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present value amount (discounted) calculated based on an appropriate discount rate. The measurement is based on the net present value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, the principal market and enterprise values, among other factors.

We have adopted Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 820, Fair Value Measurements and Disclosures (formerly Statement of Financial Accounting Standards No. 157, Fair Value Measurements), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements.

ASC Topic 820 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. ASC Topic 820 provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. In addition, ASC Topic 820 provides a framework for measuring fair value and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels of valuation hierarchy established by ASC Topic 820 are defined as follows:

Level 1:  Quoted prices in active markets for identical assets or liabilities, accessible by the Company at the measurement date.

Level 2:  Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3:  Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement.

Determinations in Connection With Offerings

In the event of a material decline in our net asset value per share, which we consider to be a 5% decrease below our current net offering price, and subject to certain conditions, we will reduce our offering price accordingly. A decline in our NAV per share to an amount more than 5.0% below our current offering price, net of selling commissions and dealer manager fees, creates a rebuttable presumption that there has been a material change in the value of our assets such that a reduction in the offering price per share is warranted. This presumption may only be rebutted if our board of directors, in consultation with its management, reasonably and in good faith determines that the decline in NAV per share is the result of a temporary movement in the credit markets or the value of our assets, rather than a more fundamental shift in the valuation of our portfolio. In the event that (i) NAV per share decreases to more than 5.0% below our current net offering price and (ii) our board of directors believes that such decrease in NAV per share is the result of a non-temporary movement in the credit markets or the value of our assets, the board of directors will undertake to establish a new net offering price that is not more than 5.0% above our NAV per share. If our board of directors determines that the decline in our NAV per share is the result of a temporary movement in the credit markets or the value of our assets, investors will purchase common stock at an offering price per share, net of selling commissions and dealer manager fees, which represents a premium to the NAV per share of greater than 5.0%.

To the extent that the net asset value per share increases subsequent to the last semi-monthly closing, the price per share may increase. Therefore, persons who subscribe for shares of our common stock in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares of common stock and, as a result, may receive fractional shares of our common stock. In connection with each semi-monthly closing on the sale of shares of our common stock offered pursuant to this prospectus on a continuous basis, the board of directors or a committee thereof is required within 48 hours of the time that each closing and sale is made to make the determination that we are not selling shares of our common stock at a price which, after deducting selling commissions and dealer manager fees, is below our then current net asset value per share. The board of directors or a committee thereof will consider the following factors, among others, in making such determination:

•	the net asset value of our common stock disclosed in the most recent periodic report we filed with the SEC;
•	our management’s assessment of whether any material change in the net asset value has occurred (including through the realization of net gains on the sale of our portfolio investments) from the period beginning on the date of the most recently disclosed net asset value to the period ending two days prior to the date of the closing on and sale of our common stock; and
•	the magnitude of the difference between the net asset value disclosed in the most recent periodic report we filed with the SEC and our management’s assessment of any material change in the net asset value since the date of the most recently disclosed net asset value, and the offering price of the shares of our common stock at the date of closing.

Importantly, this determination does not require that we calculate net asset value in connection with each closing and sale of shares of our common stock, but instead it involves the determination by the board of directors or a committee thereof that we are not selling shares of our common stock at a price which, after deducting selling commissions and dealer manager fees, is below the then current net asset value at the time at which the closing and sale is made.

Moreover, to the extent that there is even a remote possibility that we may (i) issue shares of our common stock at a price which, after deducting selling commissions and dealer manager fees, is below the then current net asset value of our common stock at the time at which the closing and sale is made or (ii) trigger the undertaking (which we provided to the SEC in the registration statement to which this prospectus is a part) to suspend the offering of shares of our common stock pursuant to this prospectus if the net asset value fluctuates by certain amounts in certain circumstances until the prospectus is amended, the board of directors or a committee thereof will elect, in the case of clause (i) above, either to postpone the closing until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine net asset value within two days prior to any such sale to ensure that such sale will not be at a price which, after deducting selling commissions and dealer manager fees, is below our then current net asset value, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine net asset value to ensure that such undertaking has not been triggered.

These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records we are required to maintain under the 1940 Act. Promptly following any adjustment to the offering price per share of our common stock offered pursuant to this prospectus, we will update this prospectus by filing a prospectus supplement with the SEC. We will also make updated.

DISTRIBUTION REINVESTMENT PLAN

Any investor who purchases shares of our common stock in this offering may elect to participate in our distribution reinvestment plan by making a written election to participate in such plan on his or her subscription agreement at the time he or she subscribes for shares.

We have adopted an “opt-in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. There will be no selling commissions, dealer manager fees or other sales charges to you if you elect to participate in the distribution reinvestment plan. We will pay the plan administrator’s fees under the plan.

Participation in the distribution reinvestment plan will commence with the next distribution paid after receipt of an investor’s written election to participate in the plan and to all other calendar months thereafter, provided such election is received at least 15 business days prior to the last day of the calendar month.

Any purchases of our stock pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state. Participants in our distribution reinvestment plan are free to elect or revoke reinstatement in the distribution plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions.

Your distribution amount will purchase shares of our common stock at 95% of the price that the shares are sold in the offering at the closing immediately following the distribution date. Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as our shares of common stock offered pursuant to this prospectus.

If you wish to receive your distribution in cash, no action will be required on your part to do so. If you are a registered stockholder, you may elect to have your entire distribution reinvested in shares of additional stock by notifying Phoenix American Financial Services, Inc., the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator no later than the record date for distributions to stockholders. If you elect to reinvest your distributions in additional shares of stock, the plan administrator will set up an account for shares you acquire through the plan and will hold such shares in non-certificated form. If your shares are held by a broker or other financial intermediary, you may “opt-in” to our distribution reinvestment plan by notifying your broker or other financial intermediary of your election.

During each quarter, but in no event later than 30 days after the end of each calendar quarter, our transfer agent will mail and/or make electronically available to each participant in the distribution reinvestment plan, a statement of account describing, as to such participant, the distributions received during such quarter, the number of shares of our common stock purchased during such quarter, and the per share purchase price for such shares. At least annually, we will include tax information for income earned on shares under the distribution reinvestment plan on a Form 1099-DIV that is mailed to you. We reserve the right to amend, suspend or terminate the distribution reinvestment plan. Any distributions reinvested through the issuance of shares through our distribution reinvestment plan will increase our gross assets on which the management fee and the incentive fee are determined and paid under our investment advisory agreement.

We have filed the complete form of our distribution reinvestment plan with the SEC as an exhibit to the registration statement of which this prospectus is a part. You may obtain a copy of the plan by request to the plan administrator or by contacting us.

DESCRIPTION OF OUR SECURITIES

The following description is based on relevant portions of the Maryland General Corporation Law and on our charter and bylaws. This summary is not necessarily complete, and we refer you to the Maryland General Corporation Law and our charter and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, for a more detailed description of the provisions summarized below.

Stock

Our authorized stock consists of 250,000,000 shares of stock, par value $0.001 per share, of which 200,000,000 shares are classified as common stock and 50,000,000 shares are classified as preferred stock. There is currently no market for our common stock, and we do not expect that a market for our shares will develop in the future. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally will not be personally liable for our debts or obligations.

Set forth below is a chart describing the classes of our securities outstanding as of July 31, 2015:

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Us or for Our Account	(4) Amount Outstanding Exclusive of Amount Under Column (3)
Common Stock	200,000,000	85,478	6,327,310
Preferred Stock	50,000,000	—	—

Common Stock

Under the terms of our charter, all shares of our common stock will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of funds legally available therefor. Except as may be provided by the board of directors in setting the terms of classified or reclassified stock, shares of our common stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock will be entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as may be provided by the board of directors in setting the terms of classified or reclassified stock, and subject to the express terms of any class or series of Preferred Stock, the holders of our common stock will possess exclusive voting power. There will be no cumulative voting in the election of directors, which means that holders of a plurality of the outstanding shares of common stock at which a quorum is present will be able to elect all of our directors, provided that there are no shares of any other class or series of stock outstanding entitled to vote in the election of directors, and holders of less than a plurality of such shares will be unable to elect any director.

Preferred Stock

Under the terms of our charter, our board of directors, with approval from a majority of our independent directors, is authorized to issue shares of preferred stock in one or more series without stockholder approval. The board has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, distribution rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.

Preferred stock could be issued with rights and preferences that would adversely affect the holders of common stock. Preferred stock could also be used as an anti-takeover device. Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Despite the above provisions of Maryland law, and in accordance with guidelines adopted by the North American Securities Administrations Association, our charter and the investment advisory agreement provide that our Manager and its officers, directors, controlling persons and any other person or entity affiliated with it acting as our agent shall not be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by our Manager nor shall our Manager be held harmless for any loss or liability suffered by us, unless (1) our Manager has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests, (2) our Manager was acting on behalf of or performing services for us, (3) the liability or loss suffered was not the result of negligence or misconduct by our Manager or an affiliate thereof acting as our agent and (4) the indemnification or agreement to hold our Manager harmless for any loss or liability suffered by us is only recoverable out of our net assets and not from our stockholders. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity against reasonable expenses incurred in the proceeding in which the director or officer was successful. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our insurance policy does not currently provide coverage for claims, liabilities and expenses that may arise out of activities that the present or former directors or officers of our Manager have performed for another entity at our request. There is no assurance that such entities will in fact carry such insurance. However, we note that we do not expect to request the present or former directors or officers of our Manager to serve another entity as a director, officer, partner or trustee unless we can obtain insurance providing coverage for such persons for any claims, liabilities or expenses that may arise out of their activities while serving in such capacities.

Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

The Maryland General Corporation Law and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with the board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Election of Directors

As permitted by Maryland law, our directors will be elected by a plurality of all votes cast by holders of the outstanding shares of stock entitled to vote at a meeting at which a quorum is present.

Classified Board of Directors

Our board of directors is divided into three classes of directors serving staggered three-year terms. At each annual meeting of our stockholders, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director holds office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. We believe that the longer time required to elect a majority of a classified board of directors will help to ensure the continuity and stability of our management and policies.

Number of Directors; Vacancies; Removal

Our charter provides that the number of directors will be set by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. Our bylaws provide that the number of directors may never be less than one or more than twelve. Except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, and pursuant to an election in our charter as permitted by Maryland law, any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Under Maryland law, our stockholders may remove a director, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast in the election of directors.

We currently have a total of 5 members of the board of directors, 3 of whom are independent directors. Our charter provides that a majority of our board of directors must be independent directors except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of his or her successor.

Action by Stockholders

The Maryland General Corporation Law provides that stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous consent in lieu of a meeting. These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only (a) pursuant to our notice of the meeting, (b) by the board of directors or (c) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the board of directors at a special meeting may be made only (a) pursuant to our notice of the meeting, (b) by the board of directors or (c) provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our board of directors and certain of our officers. In addition, our charter and bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation upon the written request of stockholders entitled to cast 10% or more of the votes entitled to be cast at the meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless advised by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Under our charter, provided that our directors then in office have approved and declared the action advisable and submitted such action to the stockholders, an action that requires approval of a majority of our stockholders includes:

•	Amending our investment advisory agreement;
•	Approving or disapproving the sale of all or substantially all of the assets of the Company when such sale is to be made other than in the ordinary course of the Company’s business;
•	Causing a merger or other reorganization of the Company;
•	Dissolving the Company; and
•	Removing our Manager and election of a new investment adviser.

Notwithstanding the foregoing, (i) amendments to our charter to make our common stock a “redeemable security” or to convert the company, whether by merger or otherwise, from a closed-end company to an open-end company must be approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. Our charter and bylaws also provide that the board of directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

Without the approval of a majority of our stockholders, our Manager may not:

•	Amend the investment advisory agreement except for amendments that would not adversely affect the interests of our stockholders;
•	Appoint a new investment adviser;
•	Sell all or substantially all of our assets other than in the ordinary course of business; and
•	Approve a merger or any other reorganization of the Company.

No Appraisal Rights

In certain extraordinary transactions, the Maryland General Corporation Law provides the right to dissenting stockholders to demand and receive the fair value of their shares, subject to certain procedures and requirements set forth in the statute. Those rights are commonly referred to as appraisal rights. Except with respect to appraisal rights arising in connection with the Control Share Acquisition Act defined and discussed below, as permitted by the Maryland General Corporation Law, and similar rights in connection with a proposed roll-up transaction, our charter provides that stockholders will not be entitled to exercise appraisal rights. See “Certain Relationships and Related Party Transactions — Appraisal and Compensation.”

Control Share Acquisitions

The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, which we refer to as the Control Share Acquisition Act. Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;
•	one-third or more but less than a majority; or
•	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to repurchase control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future. However, we will amend our bylaws to be subject to the Control Share Acquisition Act only if the board of directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Control Share Acquisition Act does not conflict with the 1940 Act.

Business Combinations

Under Maryland law, certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder, which we refer to as the Business Combination Act. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s shares; or
•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and
•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the board of directors, including a majority of the directors who are not interested persons as defined in the 1940 Act. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or the board of directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Additional Provisions of Maryland Law

Maryland law provides that a Maryland corporation that is subject to the Exchange Act and has at least three outside directors can elect by resolution of the board of directors to be subject to some corporate governance provisions that may be inconsistent with the corporation’s charter and bylaws. Under the applicable statute, a board of directors may classify itself without the vote of stockholders. A board of directors classified in that manner cannot be altered by amendment to the charter of the corporation. Further, the board of directors may, by electing into applicable statutory provisions and notwithstanding the charter or bylaws:

•	provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting;
•	reserve for itself the right to fix the number of directors;

•	provide that a director may be removed only by the vote of the holders of two-thirds of the stock entitled to vote;
•	retain for itself sole authority to fill vacancies created by the death, removal or resignation of a director; and
•	provide that all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors, in office, even if the remaining directors do not constitute a quorum.

In addition, if the board is classified, a director elected to fill a vacancy under this provision will serve for the balance of the unexpired term instead of until the next annual meeting of stockholders. A board of directors may implement all or any of these provisions without amending the charter or bylaws and without stockholder approval. A corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute. We are not prohibited from implementing any or all of the statute.

Pursuant to our charter, we have elected to be subject to a specific provision of the statute such that, at all times that we are eligible to make that election, all vacancies on the board of directors resulting from an increase in the size of the board or the death, resignation or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. That election by our board is subject to applicable requirements of the 1940 Act and subject to any provisions of a class or series of preferred stock established by the board, and provided that independent directors shall nominate replacements for any vacancies among the independent directors’ positions. While certain other of the provisions available for election under the statute are already contemplated by our charter and bylaws, the law would permit our board of directors to override further changes to the charter or bylaws.

Conflict with 1940 Act

Our bylaws provide that, if and to the extent that any provision of the Maryland General Corporation Law, including the Control Share Acquisition Act (if we amend our bylaws to be subject to such Act) and the Business Combination Act, or any provision of our charter or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

Reports to Stockholders

Within 60 days after each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all stockholders of record. In addition, we will distribute our annual report on Form 10-K to all stockholders within 120 days after the end of each fiscal year. These reports will also be available on our website at www.viipeaksbdc.com and on the SEC’s website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in the prospectus, or the registration statement of which the prospectus is a part.

Promptly following the payment of distributions to all stockholders of record residing in Maryland, we will send information to stockholders regarding the source of such distributions.

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information, or documents, electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our shares. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described tax consequences that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, and financial institutions. This summary assumes that investors hold our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or IRS, regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

A “U.S. stockholder” generally is a beneficial owner of shares of our common stock who is for U.S. federal income tax purposes:

•	A citizen or individual resident of the United States;
•	A corporation or other entity treated as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;
•	A trust, if a court in the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or
•	An estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “Non-U.S. stockholder” generally is a beneficial owner of shares of our common stock that is not a U.S. stockholder.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partner in a partnership holding shares of our common stock should consult his, her or its tax advisors with respect to the purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

We intend to elect, beginning with our first taxable year subsequent to the date that we commence investment operations, to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any income that we distribute to our stockholders from our tax earnings and profits. To obtain and maintain our qualification as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to obtain and maintain RIC tax treatment, we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses, or the Annual Distribution.

Taxation as a Regulated Investment Company

If we:

•	maintain our qualification as a RIC; and
•	satisfy the Annual Distribution Requirement, then we will not be subject to federal income tax on the portion of our income we distribute (or are deemed to distribute) to stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to our stockholders.

We will be subject to a 4% nondeductible federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our net ordinary income for each calendar year, (2) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years and on which we paid no federal income tax, or the Excise Tax Avoidance Requirement. We generally will endeavor in each taxable year to avoid any U.S. federal excise tax on our earnings.

In order to maintain our qualification as a RIC for federal income tax purposes, we must, among other things:

•	continue to qualify as a business development company under the 1940 Act at all times during each taxable year;
•	derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale of stock or other securities, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to our business of investing in such stock or securities, or the 90% Income Test; and
•	diversify our holdings so that at the end of each quarter of the taxable year:
•	at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and
•	no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships,” or the Diversification Tests.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.

We intend to invest a portion of our net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for us. U.S. federal income tax rules are not entirely clear about issues such as when we may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. We will address these and other issues to the extent necessary in order to seek to ensure that we distribute sufficient income so that we do not become subject to U.S. federal income or excise tax.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to obtain and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

Under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation — Senior Securities.” As a result, we may be prohibited from making distributions necessary to satisfy the Annual Distribution Requirement. Even if we are not prohibited from making distributions, our ability to raise additional capital to satisfy the Annual Distribution Requirement may be limited. If we are not able to make sufficient distributions to satisfy the Annual Distribution Requirement, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

The remainder of this discussion assumes that we maintain our qualification as a RIC and have satisfied the Annual Distribution Requirement.

Taxation of U.S. Stockholders

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or Qualifying Dividends, may be eligible for a maximum tax rate of either 15% or 20%, depending on whether the stockholder’s income exceeds certain threshold amounts. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the preferential maximum rate applicable to Qualifying Dividends. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains that are currently generally taxable at a maximum rate of 15% or 20% (depending on whether the stockholder’s income exceeds certain threshold amounts) in the case of individuals, trusts or estates, regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder.

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of distributions paid for that year, we may, under certain circumstances, elect to treat a distribution that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the distribution in the taxable year in which the distribution is made. However, any distribution declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the distribution was declared.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment.

A stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares of our common stock. The amount of gain or loss will be measured by the difference between such stockholder’s adjusted tax basis in the common stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other shares of our common stock are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

In general, individual U.S. stockholders currently are generally subject to a maximum federal income tax rate of either 15% or 20% (depending on whether the stockholder’s income exceeds certain threshold amounts) on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. In addition, for taxable years after December 31, 2012, an additional 3.8% Medicare tax will be imposed on certain net investment income (including ordinary dividends, capital gain distributions received from us and net gains from redemptions or other taxable dispositions of our common stock) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. Corporate U.S. stockholders currently are subject to federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Non-corporate stockholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate stockholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

We (or if a U.S. stockholder holds shares through an intermediary, such intermediary) will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of distributions, if any, eligible for the preferential maximum rate). Distributions paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to Qualifying Dividends because our income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation.

Recent legislation requires reporting of adjusted cost basis information for covered securities, which generally include shares of a RIC acquired after January 1, 2012, to the IRS and to taxpayers. Stockholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

We may be required to withhold federal income tax, or backup withholding, currently at a rate of 28%, from all distributions to any non-corporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder’s federal income tax liability, provided that proper information is provided to the IRS.

Taxation of Non-U.S. Stockholders

Whether an investment in our shares is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in our shares by a Non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisors before investing in our common stock.

Distributions of our investment company taxable income to Non-U.S. stockholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. stockholders directly) will be subject to withholding of federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies. If the distributions are effectively connected with a U.S. trade or business of the Non-U.S. stockholder, we will not be required to withhold federal tax if the Non-U.S. stockholder complies with applicable certification and disclosure requirements, although the distributions will be subject to federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a Non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisors.)

In addition, with respect to certain distributions made by RICs to Non-U.S. stockholders in taxable years beginning before January 1, 2014, no withholding is required and the distributions generally are not subject to federal income tax if (i) the distributions are properly designated in a notice timely delivered to our stockholders as “interest-related dividends” or “short-term capital gain dividends,” (ii) the distributions are derived from sources specified in the Code for such dividends and (iii) certain other requirements are satisfied. No assurance can be given as to whether legislation will be enacted to extend the application of this provision to taxable years of RICs beginning on or after January 1, 2014. Currently, we do not anticipate that any significant amount of our distributions will be designated as eligible for this exemption from withholding.

Actual or deemed distributions of our net capital gains to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale of our common stock, will not be subject to U.S. federal withholding tax and generally will not be subject to federal income tax unless (i) the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. stockholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. stockholder in the United States, or such Non-U.S. stockholder in the United States or (ii) in the case of an individual stockholder, the stockholder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the distributions or gains and certain other conditions are met.

If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return. For a corporate Non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the shares may not be appropriate for a Non-U.S. stockholder.

A Non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to U.S. federal withholding tax, may be subject to information reporting and backup withholding of federal income tax on dividends unless the Non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

Effective January 1, 2014, we will be required to withhold U.S. tax (at a 30% rate) on payments of taxable dividends and (effective January 1, 2017) redemption proceeds made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Stockholders may be requested to provide additional information to us to enable us to determine whether withholding is required.

Non-U.S. stockholders may also be subject to U.S. estate tax with respect to their investment in our common stock.

Non-U.S. persons should consult their own tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Failure to Maintain Our Qualification as a RIC

If we fail to satisfy the 90% Income Test or the Diversification Tests for any taxable year, we may nevertheless continue to qualify as a RIC for such year if certain relief provisions are applicable (which may, among other things, require us to pay certain corporate-level federal taxes or to dispose of certain assets).

If we were unable to qualify for treatment as a RIC and the foregoing relief provisions are not applicable, we would be subject to tax on all of our taxable income at regular corporate rates, regardless of whether we make any distributions to our stockholders. Distributions would not be required, and any distributions would be taxable to our stockholders as ordinary dividend income that, subject to certain limitations may be eligible for the 20% maximum rate to the extent of our current and accumulated earnings and profits provided certain holding period and other requirements were met. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain. To requalify as a RIC in a subsequent taxable year, we would be required to satisfy the RIC qualification requirements for that year and dispose of any earnings and profits from any year in which we failed to qualify as a RIC. Subject to a limited exception applicable to RICs that qualified as such under Subchapter M of the Code for at least one year prior to disqualification and that requalify as a RIC no later than the second year following the nonqualifying year, we could be subject to tax on any unrealized net built-in gains in the assets held by us during the period in which we failed to qualify as a RIC that are recognized within the subsequent 10 years, unless we made a special election to pay corporate-level tax on such built-in gain at the time of our requalification as a RIC.

PLAN OF DISTRIBUTION

We are offering a maximum of $750,000,000 of shares of our common stock to the public at an offering price of $9.75 per share, except as provided below. The shares are being offered on a “best efforts” basis, which means generally that Axiom, our dealer manager, is required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. We intend that the shares of common stock offered pursuant to this prospectus will not be listed on any national securities exchange for the foreseeable future, and neither Axiom nor the selected dealers intend to act as market-makers with respect to our common stock.

Dealer Manager and Selected Dealer Compensation and Terms

Our dealer manager is Axiom Capital Management, Inc., and a member of FINRA and the SIPC. Axiom is headquartered at 780 Third Avenue, 43rd Floor, New York, NY 10017-2024. Axiom will act as a distributor of our shares of common stock offered by this prospectus.

Except as provided below, the dealer manager will receive selling commissions of 7.0% of the gross offering proceeds from sales in the offering. The dealer manager will also receive 3.0% of the gross proceeds from the offering in the form of a dealer manager fee as compensation for acting as the dealer manager and for expenses incurred in connection with marketing our shares, travel, food and lodging for employees of the dealer manager, sponsor training and education meetings, attendance fees and expense reimbursements for broker-dealer sponsored training and education meetings and attendance fees and expenses for industry sponsored training and education meetings. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of the shares. No selling commissions or dealer manager fees will be charged on shares purchased pursuant to our distribution reinvestment plan.

The dealer manager may authorize certain other broker-dealers who are members of FINRA, who we refer to as selected dealers, to sell our shares. In the event of the sale of shares by selected dealers, the dealer manager may reallow all of its selling commissions to the selected dealers. In addition, the dealer manager may reallow a portion of its dealer manager fee to selected dealers to be paid to such selected dealers as marketing fees and for reimbursement of offering-related expenses. The maximum amount of reimbursements would be based on factors such as the number of shares sold by selected dealers, the assistance of such selected dealers in marketing the offering and due diligence expenses incurred. In addition, we will reimburse the dealer manager and selected dealers for bona fide due diligence expenses, provided that such expenses are detailed on itemized invoices.

We have agreed to indemnify the selected dealers and the dealer manager against liabilities, including liabilities under the Securities Act of 1933, as amended, that arise out of breaches by us of the dealer manager agreement between us and the dealer manager or material misstatements and omissions contained in this prospectus, other sales material used in connection with this offering or filings made to qualify this offering with individual states. Indemnification of the selected dealers and the dealer manager will not be allowed for liabilities arising from or out of a violation of state or federal securities laws, unless one or more of the following conditions are met:

•	There has been a successful adjudication on the merits of each count involving alleged securities law violations;
•	Such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or
•	A court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in the state in which our securities were offered as to indemnification for violations of securities laws.

Axiom and selected dealers are required to deliver a copy of the prospectus to each potential investor. We may make this prospectus, our subscription agreement, certain offering documents, administrative and transfer forms, as well as certain marketing materials, available electronically to Axiom and selected dealers as an alternative to paper copies when possible. As a result, if Axiom or a selected dealer chooses, with an investor’s prior consent, it may provide an investor with the option of receiving the prospectus, a subscription agreement, offering documents, administrative and transfer forms, as well as marketing materials, electronically. If Axiom or a selected dealer chooses to offer electronic delivery of these documents to an investor, it will comply with all applicable requirements of the SEC and FINRA and any laws or regulations related to the electronic delivery of documents. In any case, an investor may always receive a paper copy of these documents upon request to Axiom or the selected dealer.

Share Distribution Channels

We expect Axiom to use multiple distribution channels to sell our shares. These channels may have different selling commissions, and consequently, a different purchase price for the shares.

Axiom is expected to engage selected dealers in connection with the sale of the shares of this offering in accordance with selected dealer agreements. Except as otherwise described, selling commissions and dealer manager fees will be paid by us to Axiom in connection with such sales.

We may sell shares to retirement plans of selected dealers, to selected dealers in their individual capacities, to IRAs and qualified plans of their registered representatives or to any one of their registered representatives at $9.0675 per share, reflecting the fact that selling commissions in the amount of $0.6825 per share will not be payable in connection with such sales. The net proceeds to us from such sales made net of commissions will be identical to net proceeds we receive from other sales of shares. The net proceeds to us from such sales made net of commissions will be identical to net proceeds we receive from other sales of shares.

We also expect to deliver our shares through independent investment advisers (affiliated with registered broker-dealers) and through banks and other entities exempt from broker-dealer registration and acting as trustees or fiduciaries.

Subject to compliance with applicable regulations, we may sell shares directly to certain institutional investors in negotiated transactions in which no party is acting as an underwriter, dealer or agent. We will determine the per share price through negotiations with these institutional investors.

Special Discounts

We may waive or reduce certain fees and expenses in connection with the sale of our shares that will represent a discount to the price at which our securities are offered to the public. However, the amount of net proceeds to us is not expected to be affected by these discounts.

Our executive officers and directors and their immediate family members, as well as officers and persons associated with our Manager and its members and their affiliates and their immediate family members (including spouses, parents, grandparents, children and siblings) and other individuals designated by our management, and, if approved by our board of directors, joint venture partners, consultants and other service providers, may purchase shares of our common stock in this offering and may be charged a reduced rate for certain fees and expenses in respect of such purchases. We expect that a limited number of shares of our common stock will be sold to individuals designated by our management, net of all selling commissions and dealer manager fees, shortly after the commencement of the offering. However, except for certain share ownership and transfer restrictions contained in our charter, there is no limit on the number of shares of our common stock that may be sold to such persons.

In addition, the selling commission and the dealer manager fee may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, distribution reinvestment plan sales, sales to certain institutional investors, sales through investment advisers or banks acting as trustees or fiduciaries, sales to our affiliates, sales to employees of certain selected dealers, sales made by certain selected dealers at the discretion of Axiom, sales in wrap accounts managed by selected dealers or their affiliates, and sales in managed accounts that are managed by selected dealers or their affiliates. We may also make certain sales directly to these groups designated by our management without a broker-dealer intermediary. For such direct sales, all selling commissions and dealer manager fees will be waived.

We may also sell shares at a discount to the public offering price in the event that the investor:

•	pays a broker a fixed fee, e.g., a percentage of assets under management, for investment advisory and broker services, which is referred to as a “wrap fee;”
•	has engaged the services of a registered investment adviser with whom the investor has agreed to pay compensation for investment advisory services or other financial or investment advice (other than a registered investment adviser that is also registered as a broker-dealer who does not have a fixed or “wrap fee” feature or other asset fee arrangement with the investor); or
•	is investing through a bank or other entity exempt from broker-dealer registration acting as trustee or fiduciary.

If an investor purchases shares through one of these channels in this offering, we will sell the shares at a negotiated discount, reflecting that selling commissions will not be paid in connection with such purchases. We expect to receive substantially the same net proceeds for sales of shares through these channels. Neither Axiom nor its affiliates are expected to compensate any person engaged as a financial advisor by a potential investor to induce such financial advisor to advise favorably for an investment in us.

We are also offering volume discounts to investors who purchase more than $500,000 of shares of our common stock through the same selected dealer in our offering. The net proceeds to us from a sale eligible for a volume discount will be the same, but the selling commissions payable to the selected dealer will be reduced. The following table shows the discounted price per share and the reduced selling commissions payable for volume sales of our shares; the dealer manager fee of 3% will still be applied at all volume levels.

Dollar Amount of Shares Purchased	Reduced Selling Commission Rate	Purchase Price per Incremental Share in Volume Discount Range(1)	Net Proceeds Per Share
$1 – $500,000	7.0%	$9.75	$8.775
$500,001 – $1,000,000	6.0%	$9.64	$8.775
$1,000,001 – $2,000,000	5.0%	$9.54	$8.775
$2,000,001 – $3,000,000	4.0%	$9.44	$8.775
$3,000,001 – $4,000,000	3.0%	$9.34	$8.775
$4,000,001 – $5,000,000	2.0%	$9.24	$8.775
Over $5,000,000	1.0%	$9.14	$8.775

(1)	Assumes a $9.75 per share offering price. Discounts will be adjusted appropriately for changes in the offering price.

We will apply the reduced selling price per share and selling commissions to the incremental shares within the indicated range only. Thus, for example, a total subscription amount of $600,000 would result in the purchase of 61,655 shares at a weighted average purchase price of $9.73 per share as shown below:

•	$500,000 at $9.75 per share = 51,282 shares; (7.0% selling commission + 3.0% dealer manager fee);
•	$100,000 at $9.64 per share = 10,373 shares; (6.0% selling commission + 3.0% dealer manager fee);

Requests to apply the volume discount provisions must be made in writing and submitted simultaneously with your subscription for shares.

Subscriptions may be combined for the purpose of determining the volume discounts in the case of subscriptions made by any “purchaser,” as that term is defined below, provided all such shares are purchased through the same broker-dealer. The volume discount will be prorated among the separate subscribers considered to be a single “purchaser.” Any request to combine more than one subscription must be made in writing submitted simultaneously with your subscription for shares, and must set forth the basis for such request. Any such request will be subject to verification by the dealer manager that all of such subscriptions were made by a single “purchaser.”

For the purposes of such volume discounts, the term “purchaser” includes:

•	An individual, his or her spouse and their children under the age of 21 who purchase the shares for his, her or their own accounts;
•	A corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;
•	An employees’ trust, pension, profit sharing or other employee benefit plan qualified under Section 401(a) of the Internal Revenue Code; and
•	All commingled trust funds maintained by a given bank.

Notwithstanding the above, in connection with volume sales, investors who would not constitute a single “purchaser” may request in writing to aggregate subscriptions as part of a combined order for purposes of determining the number of shares purchased, provided that any aggregate group of subscriptions must be received from the same participating broker-dealer, including the dealer manager. Any such reduction in selling commission will be prorated among the separate subscribers.

Because all stockholders will be paid the same distributions per share as other stockholders, an investor qualifying for a volume discount will receive a higher percentage return on his or her investment than stockholders who do not qualify for such discount. Investors should ask their broker-dealer about the opportunity to receive volume discounts by either qualifying as a “purchaser” or by having their subscription(s) aggregated with the subscriptions of other investors, as described above.

Investors may agree with their broker-dealer to reduce the amount of selling commissions payable with respect to the sale of their shares down to zero (1) in the event that the investor has engaged the services of a registered investment advisor or other financial advisor with whom the investor has agreed to pay compensation for investment advisory services or other financial or investment advice, or (2) in the event that the investor is investing in a bank trust account with respect to which the investor has delegated the decision-making authority for investments made in the account to a bank trust department. The net proceeds to us will not be affected by reducing the commissions payable in connection with such transactions.

Neither the dealer manager nor its affiliates will compensate any person engaged as an investment advisor by a potential investor as an inducement for such investment advisor to advise favorably for an investment in our common stock.

Certain institutional investors and our affiliates may also agree with the selected dealer selling them shares of our common stock (or with the dealer manager if no selected dealer is involved in the transaction) to reduce or eliminate the sales commissions payable in connection with sales to such institutional investors and affiliates.

Notwithstanding the above, the dealer manager may, at its sole discretion, enter into an agreement with a selected dealer, whereby such dealer may aggregate subscriptions as part of a combined order for the purposes of offering investors reduced selling commissions to as low as 1.0%, provided that any such aggregate group of subscriptions must be received from such dealer. Additionally, the dealer manager may, at its sole discretion, aggregate subscriptions as part of a combined order for the purposes of offering investors reduced selling commissions to as low as 1.0%, provided that any such aggregate group of subscriptions must be received from the dealer manager. Any reduction in selling commissions would be prorated among the separate subscribers.

Investments are made by completing and properly executing a subscription agreement. Your investment funds must be submitted with the subscription agreement.

We are selling our shares on a continuous basis at a price of $9.75 per share. However, to the extent that our net asset value increases, we will sell at a price necessary to ensure that our shares are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. Therefore, subscriptions for this offering shall be for a specific dollar amount rather than a specified quantity of shares. In the event of a material decline in our net asset value per share, which we consider to be a 5% decrease below our current net offering price, and subject to certain conditions, we may reduce our offering price accordingly. A decline in our NAV per share to an amount more than 5.0% below our current offering price, net of selling commissions and dealer manager fees, creates a rebuttable presumption that there has been a material change in the value of our assets such that a reduction in the offering price per share is warranted. This presumption may only be rebutted if our board of directors, in consultation with its management, reasonably and in good faith determines that the decline in NAV per share is the result of a temporary movement in the credit markets or the value of our assets, rather than a more fundamental shift in the valuation of our portfolio. In the event that (i) NAV per share decreases to more than 5.0% below our current net offering price and (ii) our board of directors believes that such decrease in NAV per share is the result of a non-temporary movement in the credit markets or the value of our assets, the board of directors will undertake to establish a new net offering price that is not more than 5.0% above our NAV per share. If our board of directors determines that the decline in our’ NAV per share is the result of a temporary movement in the credit markets or the value of our assets, investors will purchase common stock at an offering price per share, net of selling commissions and dealer manager fees, which represents a premium to the NAV per share of greater than 5.0%.

Except as discussed above, the public offering price of our common stock will always include a provision for a sales load of up to 10%, computed as a percentage of the public offering price.

Supplemental Sales Material

In addition to this prospectus, we intend to use supplemental sales material in connection with the offering of our shares, although only when accompanied by or preceded by the delivery of this prospectus, as supplemented. We will file all supplemental sales material with the SEC prior to distributing such material.

The supplemental sales material will not contain all of the information material to an investment decision and should only be reviewed after reading this prospectus. The sales material expected to be used in permitted jurisdictions includes:

•	investor sales promotion brochures;
•	cover letters transmitting this prospectus;
•	brochures containing a summary description of the offering;
•	fact sheets describing the general nature of the Company and its investment objectives;
•	asset flyers describing our recent investments;
•	broker updates;
•	online investor presentations;
•	third-party article reprints;
•	website material;
•	electronic media presentations; and

All of the foregoing material will be prepared by our Manager or its affiliates with the exception of the third-party article reprints, if any. In certain jurisdictions, some or all of such sales material may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

We are offering shares of common stock in this offering only by means of this prospectus, as the same may be supplemented and amended from time to time. Although the information contained in our supplemental sales materials will not conflict with any of the information contained in this prospectus, as amended or supplemented, the supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part.

SUITABILITY STANDARDS

The following are our suitability standards for investors which are required by the Omnibus Guidelines published by the North American Securities Administrators Association in connection with our continuous offering of shares of our common stock under the registration statement of which this prospectus is a part.

Shares of our common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means such that they do not have a need for liquidity in this investment. We have established financial suitability standards for shareholders in this offering which require that a purchaser of shares have either:

•	A gross annual income of at least $70,000 and a net worth of at least $70,000, or
•	A net worth of at least $250,000.

In addition, Axiom will require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective shareholder’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of our shares, (d) the background and qualifications of our Manager and (e) the tax consequences of the investment.

For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these minimum standards must be met by the beneficiary, the fiduciary account or the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

Our Sponsor, as well as those selling shares on our behalf and selected dealers and registered investment advisers recommending the purchase of shares in this offering are required to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor’s financial situation and investment objectives and must maintain records for at least six years of the information used to determine that an investment in the shares is suitable and appropriate for each investor. Those selling shares on our behalf and selected dealers and registered investment advisers recommending the purchase of shares in this offering are required to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor’s financial situation and investment objectives and must maintain records for at least six years of the information used to determine that an investment in the shares is suitable and appropriate for each investor. Relevant information for this purpose will include at least the age, investment objectives, investment experience, income, net worth, financial situation and other investments of the prospective investor, as well as other pertinent factors. In making this determination, your selected broker-dealer, authorized representative or other person selling shares on our behalf will, based on a review of the information provided by you, consider whether you:

•	meet the minimum income and net worth standards established in your state;
•	can reasonably benefit from an investment in our common stock based on your overall investment objectives and portfolio structure;
•	are able to bear the economic risk of the investment based on your overall financial situation, including the risk that you may lose your entire investment; and
•	have an apparent understanding of the following:
•	the fundamental risks of your investment;
•	the lack of liquidity of your shares;
•	the restrictions on transferability of your shares;

•	the risk that you may lose your entire investment; and
•	the tax consequences of your investment.

In purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

In addition to the above, the following states have enhanced suitability standards as follows:

Alabama — Investors must have a net worth of at least 10 times their investment in us and other similar programs.

California — In addition to the suitability standards above, an investor in the State of California must limit his or her investment in us to 10% of his or her net worth (excluding home, furnishings and automobiles).

Kansas — It is recommended by the Office of the Securities Commissioner of Kansas that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in us and other non-traded business development companies. Liquid net worth is that portion of an investor’s net worth that consists of cash, cash equivalents and readily marketable securities.

Kentucky — Investors who reside in the state of Kentucky must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, a Kentucky investor’s total investment in us shall not exceed 10% of his or her liquid net worth.

Iowa — Investors who reside in the state of Iowa must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, an Iowa investor’s total investment in us shall not exceed 10% of his or her net worth. Liquid net worth is that portion of an investor’s net worth that consists of cash, cash equivalents and readily marketable securities and is exclusive of home, auto and furnishings.

Maine — The Maine Office of Securities recommends that a Maine investor’s aggregate investment in this offering and similar offerings not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Massachusetts — It is recommended by the Massachusetts Securities Division that Massachusetts investors not invest, in the aggregate, more than 10% of their liquid net worth in us and other non-traded business development companies or non-traded direct participation programs. Liquid net worth is that portion of an investor’s net worth that consists of cash, cash equivalents and readily marketable securities.

Nebraska — Each Nebraska investor must represent that, in addition to the general suitability requirements described above, said investor has (i) either (a) an annual gross income of at least $100,000 and a net worth of at least $350,000, or (b) a net worth of at least $500,000 (exclusive of home, home furnishings and automobiles); and (ii) maximum investment in this offering will not exceed 10% of the investor’s net worth.

New Jersey — In addition to the suitability standards noted above, the New Jersey Bureau of Securities recommends that an investor’s aggregate investment in this offering and similar offerings not exceed 10% of the investor’s liquid net worth. For this purpose “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents in readily marketable securities.

New Mexico — In addition to the suitability standards above, an investor in the state of New Mexico must limit his or her investment in us and our affiliates to 10% of his or her net worth.

North Dakota — Shares will only be sold to residents of North Dakota representing that they have a net worth of at least ten times their investment in us and our affiliates and that they meet one of the established suitability standards.

Ohio — In addition to the general suitability standards, it shall be unsuitable for an Ohio investor’s aggregate investment in our shares, shares of our affiliates, and in other non-traded business development companies to exceed ten percent (10%) of his, her, or its liquid net worth. Liquid net worth is that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Oklahoma — In addition to the general suitability standards, Oklahoma residents must not invest, in the aggregate, more than 10% of their net worth (not including home, home furnishings and automobiles, in us.

Oregon — In addition to the suitability standards above, an investor in the state of Oregon must limit his or her investment in us and our affiliates to 10% of his or her net worth.

Tennessee — In addition to the suitability standards noted above, an investor in the State of Tennessee must represent that said investor has (i) a minimum annual gross income of $100,000 and a minimum net worth of $100,000, or (ii) a minimum net worth of $500,000 exclusive of home, home furnishings and automobile. Additionally, a Tennessee investor’s total investment in us shall not exceed 10% of his or her net worth.

In addition to investors who meet the minimum income and net worth requirements set forth above, our shares may be sold to financial institutions that qualify as “institutional investors” under the state securities laws of the state in which they reside. “Institutional investor” is generally defined to include banks, insurance companies, investment companies as defined in the 1940 Act, pension or profit sharing trusts and certain other financial institutions. A financial institution that desires to purchase shares will be required to confirm that it is an “institutional investor” under applicable state securities laws.

LIQUIDITY STRATEGY

Within four years following the completion of our public offering or any subsequent follow-on offering, our board of directors is required to recommend that we pursue a liquidity event for our shareholders. For purposes of this prospectus, we define “liquidity event” to include: (i) a listing of our shares on a national securities exchange; (ii) a merger or another transaction approved by our board of directors in which our shareholders will receive cash or shares of a listed company; or (iii) a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation. We expect that the liquidity event recommended by our board of directors will be completed within twelve months following the recommendation by our board of directors. If our board of directors recommends a liquidation of our assets or a merger or other transaction in which our shareholders would receive cash or shares in a listed company, we will cease making new investments in discounted corporate debt securities at the time of such recommendation. If, on the other hand, our board of directors recommends a listing of our shares on a national securities exchange, we may continue our investment strategy of investing in discounted corporate debt securities of public companies.

We do not know at this time what circumstances will exist in the future and therefore we do not know what factors our board of directors will consider in determining what form of liquidity event to pursue. In making a determination of what type of liquidity event is in the best interest of our shareholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, market conditions, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our shares, internal management requirements to become a perpetual life company and the potential for shareholder liquidity. We do not know at this time what circumstances will exist in the future and therefore we do not know what factors our board of directors will consider in determining what form of liquidity event to pursue. Prior to a liquidity event, our tender offer program may provide a limited opportunity for you to have your shares of common stock repurchased as described below. See “Tender Offer Program.”

TENDER OFFER PROGRAM

We do not currently intend to list our shares on any securities exchange and do not expect a public market for them to develop in the foreseeable future. Therefore, shareholders should not expect to be able to sell their shares promptly or at a desired price. No shareholder will have the right to require us to repurchase his or her shares or any portion thereof. Because no public market will exist for our shares, and none is expected to develop, shareholders will not be able to liquidate their investment prior to our liquidation or other liquidity event, other than through our tender offer program, or, in limited circumstances, as a result of transfers of shares to other eligible investors.

Beginning with the fourth calendar quarter of 2013, and on a quarterly basis thereafter, we intend to offer to repurchase shares of our common stock on such terms as may be determined by our board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of our board of directors, such repurchases would not be in the best interests of our shareholders, would impair the capital or operations of the Company or would violate applicable law. We will conduct such repurchase offers in accordance with the requirements of Rule 13e-4 of the 1934 Act and the 1940 Act. In months in which we repurchase shares, we will conduct repurchases on the same date that we hold our semi-monthly closing for the sale of shares in this offering. The offer to repurchase shares will be conducted solely through tender offer materials mailed to each shareholder and will not be made through this prospectus.

The board also will consider the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase shares and under what terms:

•	the effect of such repurchases on our qualification as a RIC (including the consequences of any necessary asset sales);
•	the liquidity of our assets (including fees and costs associated with disposing of assets);
•	our investment plans and working capital requirements;
•	the relative economies of scale with respect to our size;
•	our history in repurchasing shares or portions thereof; and
•	the condition of the securities markets.

We currently intend to limit the number of shares to be repurchased during any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5.0% in each quarter. We will offer to repurchase such shares on each date of repurchase at a price equal to 90% of our offering price on the date of repurchase.

If you wish to tender your shares to be repurchased, you must either tender at least 25% of the shares you purchased in the offering or all of the shares that you own. If you choose to tender only a portion of your shares, you must maintain a minimum balance of $5,000 worth of shares following a tender of shares for repurchase. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you may not be able to dispose of your shares. Any periodic repurchase offers will be subject in part to our available cash and compliance with the 1940 Act.

Our board of directors will require that we repurchase shares or portions thereof from you pursuant to written tenders only on terms they determine to be fair to us and to all of our shareholders. Repurchases of your shares by us will be paid in cash. Repurchases will be effective after receipt and acceptance by us of all eligible written tenders of shares from our shareholders.

When our board of directors determines that we will offer to repurchase shares or fractions thereof, tender offer materials will be provided to you describing the terms thereof, and containing information you should consider in deciding whether and how to participate in such repurchase opportunity.

Any tender offer presented to our shareholders will remain open for a minimum of 20 business days following the commencement of the tender offer. In the materials that we will send to our shareholders, we will include the date that the tender offer will expire. All tenders for repurchase requests must be received prior to the expiration of the tender offer in order to be valid. If there are any material revisions to the tender offer materials (not including the price at which shares may be tendered) sent to our shareholders, we will send revised materials reflecting such changes and will extend the tender offer period by a minimum of an additional five business days. If the price at which shares may be tendered is changed, we will extend the tender offer period by a minimum of an additional ten business days.

In order to submit shares to be tendered, shareholders will be required to complete a letter of transmittal, which will be included in the materials sent to our shareholders, as well as any other documents required by the letter of transmittal. At any time prior to the expiration of the tender offer, shareholders may withdraw their tenders by submitting a notice of withdrawal to us. If shares have not been accepted for payment by us, tenders may be withdrawn any time prior to 40 business days following the expiration of the tender offer.

We will not repurchase shares, or fractions thereof, if such repurchase will cause us to be in violation of the securities or other laws of the United States, Maryland or any other relevant jurisdiction.

While we intend to conduct quarterly tender offers as described above, we are not required to do so and may suspend or terminate the tender offer program at any time.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

U.S. Bank National Association provides custodian services to us pursuant to a custodian services agreement. The principal business address of U.S. Bank National Association is One Federal Street, 3rd Floor, Boston, MA 02110. Phoenix American Financial Services, Inc. provides transfer agency and distribution paying agency services to us under a transfer agency agreement. The address of Phoenix American Financial Services, Inc. is Phoenix American Financial Services, Inc., Attention: VII Peaks Co-Optivist Income BDC Service Team, 2401 Kerner Blvd, San Rafael, CA 94901.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we will generally acquire and dispose of our investments in privately negotiated transactions, we will infrequently use brokers in the normal course of our business. Subject to policies established by our board of directors, our Manager will be primarily responsible for the execution of the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Our Manager does not expect to execute transactions through any particular broker or dealer, but will seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While our Manager generally will seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our Manager may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if our Manager determines in good faith that such commission is reasonable in relation to the services provided.

LEGAL MATTERS

Certain legal matters regarding the shares of common stock offered hereby have been passed upon for us by Davis Gillett Mottern & Sims, LLC.

EXPERTS

The financial statements of VII Peaks Co-Optivist Income BDC II, Inc. as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, have been audited by Burr Pilger Mayer, Inc., an independent registered public accounting firm, as stated in their report appearing in the registration statement. These financial statements are included in the registration statement in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed a registration statement with the SEC on Form N-2, including amendments, relating to the shares we are offering. This prospectus does not contain all of the information set forth in the registration statement, including any exhibits and schedules it may contain. For further information concerning us or the shares we are offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of any contract or other document filed as an exhibit to the registration statement. Each statement is qualified in all respects by this reference. Any stockholder and its designated representative are permitted access to our records to which it is entitled under applicable law at all reasonable times, and may inspect and copy any of them for a reasonable charge. Please see our charter and bylaws for additional information regarding stockholders’ right to access our records.

We are required to file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Securities Exchange Act of 1934. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement of which this prospectus forms a part and the related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-0102. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information filed electronically by us with the SEC at www.sec.gov.

Our Manager provides quarterly reports to shareholders within 60 days after the end of each quarter. Our Manager shall also provide an annual report to shareholders within 120 days after the end of each fiscal year. These reports will also be available on our website at www.viipeaksbdc.com and on the SEC’s website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in the prospectus or the registration statement of which the prospectus is a part.

SHAREHOLDER PRIVACY NOTICE

We are committed to maintaining the privacy of stockholders and to safeguarding our non-public personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

Generally, we do not receive any nonpublic personal information relating to our stockholders, although certain nonpublic personal information of our stockholders may become available to us. We do not disclose any nonpublic personal information about our stockholders or former stockholders to anyone, except as permitted by law or as is necessary in order to service stockholder accounts (for example, to a transfer agent or third party administrator).

We restrict access to nonpublic personal information about our stockholders to our investment adviser’s employees with a legitimate business need for the information. We maintain physical, electronic and procedural safeguards designed to protect the nonpublic personal information of our stockholders.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
VII Peaks Co-Optivist Income BDC II, Inc.

We have audited the accompanying statements of assets and liabilities of VII Peaks Co-Optivist Income BDC II, Inc. (the Fund) as of December 31, 2014 and 2013, including the schedules of investments as of December 31, 2014 and 2013, and the related statements of operations, changes in net assets and cash flows for the years ended December 31, 2014, 2013 and 2012. These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2014, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the financial statements, the Fund has restated its 2014 financial statements to correct errors related to its related party offering costs.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VII Peaks Co-Optivist Income BDC II, Inc. as of December 31, 2014 and 2013, and the results of its operations, changes in its net assets and its cash flows for the years ended December 31, 2014, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Burr Pilger Mayer, Inc.

San Francisco, California
March 5, 2015, except for the effects of the restatement discussed in Note 3 and as to Note 12 to the financial statements, as to which the date is July 16, 2015

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

STATEMENTS OF ASSETS AND LIABILITIES
(in thousands, except share and per share data)

	As of
	December 31, 2014	December 31, 2013
	(Restated)	(Restated)
ASSETS
Investments, at fair value (amortized cost of $44,302 and $23,769, respectively)	$37,428	$23,154
Investments, money market at fair value (cost of $3,104 and $1,644, respectively)	3,104	1,644
Total investments, at fair value	$40,532	$24,798
Interest receivable	1,050	579
Prepaid expenses	18	8
Due from related party	167	1,405
Receivable for common stock purchased	614	974
Total assets	$42,381	$27,764
LIABILITIES
Payable for unsettled trades	$1,340	$104
Management fees payable	7	8
Accounts payable and accrued liabilities	183	129
Stockholder distributions payable	163	99
Total liabilities	$1,693	$340
NET ASSETS
Preferred stock, par value, $.001 per share, 50,000,000 authorized, none issued and outstanding	$—	$—
Common stock, par value, $.001 per share, 200,000,000 authorized; 5,546,292 and 3,151,376 shares issued and outstanding, respectively	6	3
Paid-in capital in excess of par value	51,096	28,650
Treasury stock at cost, 79,667 and 548 shares, respectively	(778)	(5)
Accumulated distribution in excess of net investment income and net realized gain on investments	(2,762)	(609)
Net unrealized depreciation on investments	(6,874)	(615)
Total net assets	40,688	27,424
Total liabilities and net assets	$42,381	$27,764
Net asset value per share	$7.34	$8.70

The accompanying notes are an integral part of these financial statements.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012
	(Restated)	(Restated)	(Restated)(a)
Investment income:
Interest from investments	$3,157	$1,657	$146
Interest from cash and cash equivalents	—	1	—
Total interest income	3,157	1,658	146
Other income	103	1	—
Total investment income	$3,260	$1,659	$146
Operating expenses:
Professional fees	$258	$334	$119
Directors fees	49	42	31
Insurance	95	83	49
Management fees	732	429	61
Administrative services – related parties	108	—	52
General and administrative	847	427	66
Offering expense	352	322	142
Operating expenses before expense waivers and reimbursements	$2,441	$1,637	$520
Expense reimbursement	—	(776)	(524)
Total operating expenses net of expense waivers and reimbursements	$2,441	$861	$(4)
Net investment income	$819	$798	$150
Realized and unrealized gain (loss) on investments:
Net realized gain from investments	$166	$395	$—
Net unrealized appreciation (depreciation) on investments	(6,259)	(496)	(119)
Net realized and unrealized gain (loss) on investments	(6,093)	(101)	(119)
Net increase (decrease) in net assets resulting from operations	$(5,274)	$697	$31
Per share information – basic and diluted:
Net investment income	$0.19	$0.37	$0.61
Net increase (decrease) in net assets resulting from operations	$(1.23)	$0.32	$0.13
Weighted average common shares outstanding	4,281,647	2,150,019	246,231

(a)	The Fund filed an Amendment No. 1 (the “Amendment”) to its Annual Report on Form 10-K for the year ended December 31, 2012, filed with the Securities and Exchange Commission on July 30, 2013 for the purpose of restating its financial statements to comply with the investment advisory agreement between the Fund and the Fund’s investment manager.

The accompanying notes are an integral part of these financial statements.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

STATEMENTS OF CHANGES IN NET ASSETS
(in thousands, except share and per share data)

	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012
	(Restated)	(Restated)	(Restated)(a)
Operations:
Net investment income	$819	$798	$150
Net realized gain from investments	166	395	—
Net unrealized appreciation (depreciation) on investments	(6,259)	(496)	(119)
Net increase (decrease) in net assets from operations	(5,274)	697	31
Stockholder distributions:
Distributions from net investment income	(819)	(798)	(150)
Distributions from net realized gain on investments	(166)	(395)	—
Distributions from paid in capital	(2,153)	(504)	(100)
Net decrease in net assets from stockholder distributions	(3,138)	(1,697)	(250)
Capital share transactions:
Issuance of common stock, net of issuance costs	20,562	19,412	8,358
Reinvestment of stockholder distributions	1,134	681	—
Total investment contributions transferred in-kind	758	—	—
Treasury captial/redemptions	(778)	(5)	—
Net increase in net assets from capital share transactions	21,676	20,088	8,358
Total increase in net assets	13,264	19,088	8,139
Net assets at beginning of period	27,424	8,336	197
Net assets at end of period	$40,688	$27,424	$8,336
Net asset value per common share	$7.34	$8.70	$8.77
Common shares outstanding at end of period	5,546,292	3,151,376	950,733
Accumulated distribution in excess of net investment income and net realized gain on investments	$(2,762)	$(609)	$(104)

(a)	The Fund filed an Amendment No. 1 (the “Amendment”) to its Annual Report on Form 10-K for the year ended December 31, 2012, filed with the Securities and Exchange Commission on July 30, 2013 for the purpose of restating its financial statements to comply with the investment advisory agreement between the Fund and the Fund’s investment manager.

The accompanying notes are an integral part of these financial statements.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

STATEMENTS OF CASH FLOWS
(in thousands, except share and per share data)

	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012
	(Restated)	(Restated)	(Restated)(a)
Operating activities:
Net increase (decrease) in net assets from operations	$(5,274)	$697	$31
Adjustments to reconcile net increase (decrease) in net assets from operations to net cash used in operating activities:
Paid-in-kind interest income	(19)	—	—
Net accretion of discount on investments	(67)	(61)	(26)
Repayments of investments	11,765	10,314	1,250
Purchase of investments	(31,308)	(27,685)	(7,166)
Repayments of investments – money market	34,047	29,777	—
Purchase of investments – money market	(35,507)	(30,117)	(1,103)
Net realized gain from investments	(166)	(395)	—
Net unrealized depreciation on investments	6,259	496	119
(Increase) decrease in operating assets:
Interest receivable	(471)	(447)	(132)
Prepaid expenses	(10)	(3)	(5)
Due from related party	1,228	(850)	(555)
Receivable for common stock purchased	361	(245)	—
Increase (decrease) in operating liabilities:
Payable for unsettled trades	1,236	104	—
Management fees payable	(1)	(13)	21
Accounts payable and accrued liabilities	54	58	67
Net cash used in operating activities	(17,873)	(18,370)	(7,499)
Financing activities:
Proceeds from issuance of shares of common stock, net	20,562	19,412	7,581
Redemptions of common stock	47	—	—
Stockholder distributions	(1,958)	(1,037)	(82)
Treasury stock	(778)	(5)	—
Net cash provided by financing activities	17,873	18,370	7,499
Net increase in cash and cash equivalents	—	—	—
Cash and cash equivalents, beginning of period	—	—	—
Cash and cash equivalents, end of period	$—	$—	$—
Supplemental non-cash information:
DRIP distribution payable	$102	$35	$46
Cash distribution payable	$61	$64	$74
DRIP distribution paid	$1,116	$680	$49

(a)	The Fund filed an Amendment No. 1 (the “Amendment”) to its Annual Report on Form 10-K for the year ended December 31, 2012, filed with the Securities and Exchange Commission on July 30, 2013 for the purpose of restating its financial statements to comply with the investment advisory agreement between the Fund and the Fund’s investment manager.

The accompanying notes are an integral part of these financial statements.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

SCHEDULE OF INVESTMENTS
(dollars in thousands)
December 31, 2014

Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal	Amortized Cost	Fair Value	% of Net Assets
Senior Secured First Lien Debt – 28.8%(b)
Accuride Corp.	Consumer Goods: Durable	9.50%, 8/1/2018	$1,400	$1,435	$1,442	3.5%
American Media, Inc.	Media: Advertising, Printing & Publishing	11.50%, 12/15/2017	1,320	1,382	1,307	3.2%
APX Group, Inc.	Services: Consumer	6.38%, 12/1/2019	825	825	790	1.9%
Caesars Entertainment Operating Co., Inc.(a)	Hotel, Gaming & Leisure	11.25%, 6/1/2017	860	765	630	1.5%
Cambrium Learning Group, Inc.	Services: Consumer	9.75%, 2/15/2017	1,375	1,392	1,347	3.3%
EarthLink Holdings Corp.(a)	Telecommunications	7.38%, 6/1/2020	40	41	41	0.1%
Endeavour International Corp.(d)	Energy: Oil & Gas	12.00%, 3/1/2018	525	551	578	1.4%
EuraMax International, Inc.	Metals & Mining	9.50%, 4/1/2016	1,475	1,464	1,371	3.4%
Goodman Networks, Inc.	Telecommunications	12.13%, 7/1/18	800	849	826	2.0%
Kratos Defense & Security Solutions, Inc.(a)	Aerospace and Defense	7.00%, 5/15/19	1,550	1,325	1,318	3.3%
Ryerson Inc./Joseph T Ryerson & Son, Inc.	Metals & Mining	9.00%, 10/15/2017	1,315	1,376	1,351	3.4%
Toys R Us Property Co II LLC	Retail	8.50%, 12/1/2017	725	736	720	1.8%
Sub Total Senior Secured First Lien Debt			$12,210	$12,141	$11,721	28.8%
Senior Secured Second Lien Debt – 14.0%(b)
Aspect Software, Inc.	Telecommunications	10.63%, 5/15/2017	$1,302	$1,322	$1,230	3.0%
Bon-ton Department Stores, Inc.	Retail	10.63%, 7/15/2017	1,390	1,384	1,383	3.4%
Claire’s Stores, Inc.	Retail	8.88%, 3/15/2019	825	805	668	1.6%
Endeavour International Corp.(d)	Energy: Oil & Gas	12.00%, 6/1/2018	725	708	239	0.6%
Logan’s Roadhouse, Inc.	Beverage, Food & Tobacco	10.75%, 10/15/2017	770	738	566	1.4%
Radiation Therapy Services, Inc.	Healthcare & Pharmaceuticals	8.88%, 1/15/2017	1,285	1,277	1,298	3.2%
Saratoga Resources, Inc.	Energy: Oil & Gas	12.50%, 7/1/2016	885	897	310	0.8%
Sub Total Senior Secured Second Lien Debt			$7,182	$7,131	$5,694	14.0%
Senior Unsecured Debt – 37.2%(b)
APX Group, Inc.	Services: Consumer	8.75%, 12/1/2020	$575	$553	$486	1.2%
Armored Autogroup, Inc.	Consumer Goods: Durable	9.25%, 11/1/2018	1,250	1,247	1,244	3.1%
Caesar’s Entertainment Corp.(a)	Hotel, Gaming & Leisure	10.75%, 2/1/2016	495	475	74	0.2%
Cenveo Corp.	Services: Business	11.50%, 5/15/2017	1,571	1,576	1,430	3.5%
Clear Channel Communications	Media: Broadcasting & Subscription	10.00%, 1/15/2018	1,400	1,335	1,200	2.9%
Colt Defense LLC	Aerospace and Defense	8.75%, 11/15/2017	1,253	1,073	507	1.2%
DynCorp International Inc.	Aerospace and Defense	10.38%, 7/1/2017	1,135	1,148	965	2.4%
EarthLink Holdings Corp.(a)	Telecommunications	8.88%, 5/15/19	375	366	370	0.9%
Gentiva Health Services, Inc.	Healthcare & Pharmaceuticals	11.50%, 9/1/2018	925	967	984	2.4%
Gymboree Corp.	Retail	9.13%, 12/1/2018	810	764	312	0.8%
Hutchinson Technology, Inc.	High Tech Industries	8.50%, 1/15/2026, puttable on 01/15/2015	858	819	858	2.1%
NII Capital Corp.(d)	Telecommunications	10.00%, 8/15/2016	960	921	331	0.8%
Nuverra Environmental Solutions, Inc.	Environmental Industries	9.88%, 4/15/2018	1,325	1,361	795	2.0%
Seitel, Inc.	Energy: Oil & Gas	9.50%, 4/15/2019	1,575	1,574	1,307	3.2%
Sitel LLC/Sitel Finance Corp	Media: Advertising, Printing & Publishing	11.50%, 4/1/2018	1,450	1,413	1,138	2.8%
Suntech Power Holdings Company, Ltd.(a)(c)	Environmental Industries	3.00%, 5/15/13	100	107	1	0.0%
Toys R Us Inc.	Retail	10.38%, 8/15/2017	860	821	684	1.7%
UCI International Inc	Automobile	8.63%, 2/15/2019	1,400	1,358	1,337	3.3%
Visant Corp.	Media: Advertising, Printing & Publishing	10.00%, 10/1/2017	1,275	1,238	1,106	2.7%
Sub Total Senior Unsecured Debt			$19,592	$19,116	$15,129	37.2%

The accompanying notes are an integral part of these financial statements.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

SCHEDULE OF INVESTMENTS – (continued)
(dollars in thousands)
December 31, 2014

Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal	Amortized Cost	Fair Value	% of Net Assets
Senior Subordinated Debt – 9.8%(b)
Affinion Group, Inc.	Media: Advertising, Printing & Publishing	13.50%, 8/15/2018	$816	$707	$612	1.5%
Central Garden and Pet Co.	Retail	8.25%, 3/1/2018	1,400	1,440	1,411	3.4%
Claires Stores, Inc	Retail	10.50%, 6/1/2017	715	711	651	1.6%
DJO Finance, LLC.	Healthcare & Pharmaceuticals	9.75%, 10/15/2017	1,265	1,313	1,265	3.1%
QuickSilver Resources, Inc.	Energy: Oil & Gas	7.13%, 4/1/2016	890	863	71	0.2%
Sub Total Senior Subordinated Debt			$5,086	$5,034	$4,010	9.8%
Equity Securities – 2.1%(b)
Education Management LLC	Services: Consumer		$874	$880	$874	2.1%
Sub Total Equity Securities			$874	$880	$874	2.1%
Investments – Money Market – 7.7%(b)
Investments – U.S. Bank Money Market		0.03%	$3,104	$3,104	$3,104	7.7%
Sub Total Investments – Money Market			$3,104	$3,104	$3,104	7.7%
TOTAL INVESTMENTS – 99.6%(b)				$47,406	$40,532	99.6%

(a)	All of our investments are issued by eligible U.S. portfolio companies, as defined in the Investment Company Act of 1940, except for Caesar’s Entertainment Corp., Earthlink Holdings Corp., Kratos Defense & Security Solutions, Inc., and Suntech Power Holdings Company, Ltd. Non-qualifying assets represent 6.0% of the Company’s portfolio at fair value. As a BDC, the Company can only invest 30% of its portfolio in non-qualifying assets.
(b)	Percentages are based on net assets of $40,688 as of December 31, 2014.
(c)	Non-U.S. company. The principal place of business for Suntech Power Holdings Company, Ltd. Is China. Non-income producing as of December 31, 2014.
(d)	Non-income producing as of December 31, 2014.

The accompanying notes are an integral part of these financial statements.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

SCHEDULE OF INVESTMENTS
(dollars in thousands)
December 31, 2013

Portfolio Company(a)	Industry	Investment Coupon Rate, Maturity Date	Principal	Amortized Cost	Fair Value	% of Net Assets
Senior Secured First Lien Debt – 16.4%(b)
Alion Science and Technology Corp.	Aerospace and Defense	12.00%, 11/1/2014	$1,030	$1,038	$1,051	3.8%
American Media, Inc.	Media: Advertising, Printing & Publishing	11.50%, 12/15/2017	670	704	729	2.7%
Endeavour International Corp.	Energy: Oil & Gas	12.00%, 3/1/2018	525	551	539	2.0%
EuraMax International Inc.	Metals & Mining	9.50%, 4/1/2016	775	779	777	2.8%
GXS Worldwide, Inc.	Services: Business	9.75%, 6/15/2015	940	965	971	3.5%
Ryerson Inc./Joseph T Ryerson & Son, Inc.	Metals & Mining	9.00%, 10/15/2017	420	438	445	1.6%
Sub Total Senior Secured First Lien Debt			4,360	4,475	4,512	16.4%
Senior Secured Second Lien Debt – 19.3%(b)
Apria Healthcare Group, Inc.	Healthcare & Pharmaceuticals	12.38%, 11/1/2014	$571	$581	$576	2.1%
Aspect Software, Inc.	Telecommunications	10.63%, 5/15/2017	692	696	697	2.6%
Bon-ton Department Stores, Inc.	Retail	10.63%, 7/15/2017	40	41	40	0.1%
Caesar’s Entertainment Corp.	Hotel, Gaming & Leisure	10.00%, 12/15/2015	505	481	432	1.6%
Cenveo Corp.	Services: Business	8.88%, 2/1/2018	585	589	585	2.1%
Endeavour International Corp.	Energy: Oil & Gas	12.00%, 6/1/2018	700	688	655	2.4%
Logan’s Roadhouse, Inc.	Beverage, Food & Tobacco	10.75%, 10/15/2017	750	715	557	2.0%
Radiation Therapy Services, Inc.	Healthcare & Pharmaceuticals	8.88%, 1/15/2017	935	922	944	3.5%
Saratoga Resources, Inc.	Energy: Oil & Gas	12.50%, 7/1/2016	860	888	804	2.9%
Sub Total Senior Secured Second Lien Debt			5,638	5,601	5,290	19.3%
Senior Unsecured Debt – 27.1%(b)
Avaya, Inc.	Telecommunications	9.75%, 11/1/2015	$650	$633	$645	2.4%
Avaya, Inc.	Telecommunications	10.13%, 11/1/2015	460	442	457	1.7%
Caesar’s Entertainment Corp.	Hotel, Gaming & Leisure	10.75%, 2/1/2016	445	416	358	1.3%
Cenveo Corp.	Services: Business	11.50%, 5/15/2017	510	492	502	1.8%
Ceridian Corporation	Services: Business	11.25%, 11/15/15	390	402	393	1.4%
Ceridian Corporation	Services: Business	12.25%, 11/15/15	560	576	564	2.1%
Colt Defense LLC	Aerospace and Defense	8.75%, 11/15/2017	853	718	737	2.7%
DynCorp International Inc.	Aerospace and Defense	10.38%, 7/1/2017	810	850	828	3.0%
Education Management LLC(d)	Services: Consumer	15.00%, 7/1/2018	270	232	293	1.1%
Harland Clarke Corp.	Banking, Finance, Insurance & Real Estate	9.50%, 5/15/5015	691	692	694	2.5%
Hutchinson Technology, Inc.	High Tech Industries	8.50%, 1/15/2026	443	406	388	1.4%
NII Capital Corp.	Telecommunications	10.00%, 8/15/2016	925	907	490	1.8%
Suntech Power Holdings Company, Ltd.(c)	Environmental Industries	3.00%, 2/28/2014	100	98	8	0.0%
Toys R Us Inc.	Retail	10.38%, 8/15/2017	825	790	707	2.6%
Travelport LLC	Services: Consumer	13.88%, 3/1/2016	340	308	361	1.3%
Sub Total Senior Unsecured Debt			8,272	7,962	7,425	27.1%
Senior Subordinated Debt – 21.6%(b)
Accelent, Inc.	Healthcare & Pharmaceuticals	10.00%, 11/1/2017	$775	$732	$800	2.9%
Affinion Group, Inc.	Media: Advertising, Printing & Publishing	13.50%, 8/15/2018	816	689	812	2.9%
Claires Stores, Inc	Retail	10.50%, 6/1/2017	215	220	220	0.8%
DJO Finance, LLC.	Healthcare & Pharmaceuticals	9.75%, 10/15/2017	825	864	840	3.1%
First Data Corp.	Banking, Finance, Insurance & Real Estate	11.25%, 3/31/2016	374	375	375	1.4%
QuickSilver Resources, Inc.	Energy: Oil & Gas	7.13%, 4/1/2016	620	594	606	2.2%
Radio One, Inc.	Media: Broadcasting & Subscription	12.50%, 5/24/16	875	889	875	3.2%
Serena Software, Inc.	High Tech Industries	10.38%, 3/15/2016	770	786	770	2.8%

The accompanying notes are an integral part of these financial statements.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

SCHEDULE OF INVESTMENTS – (continued)
(dollars in thousands)
December 31, 2013

Portfolio Company(a)	Industry	Investment Coupon Rate, Maturity Date	Principal	Amortized Cost	Fair Value	% of Net Assets
Travelport LLC	Services: Consumer	11.88%, 9/1/2016	$620	$582	$629	2.3%
Sub Total Senior Subordinated Debt			5,890	5,731	5,927	21.6%
Investments – Money Market – 6.0%
Investments – Money Market			$1,644	1,644	1,644	6.0%
Sub Total Investments – Money Market				1,644	1,644	6.0%
TOTAL INVESTMENTS – 90.4%(b)				$25,413	$24,798	90.4%

(a)	All of our investments are issued by eligible U.S. portfolio companies, as defined in the Investment Company Act of 1940, except for Caesar’s Entertainment Corp., Education Management LLC, NII Capital Corp., QuickSilver Resources, Inc., and Suntech Power Holdings Company, Ltd. Non-qualifying assets represent 8.8% of the Company’s portfolio at fair value. As a BDC, the Company can only invest 30% of its portfolio in non-qualifying assets.
(b)	Percentages are based on net assets of $27,424 as of December 31, 2013.
(c)	Non-U.S. company. The principal place of business for Suntech Power Holdings Company, Ltd. Is China.
(d)	The notes pay cash interest at the rate of 15% per annum. For any interest period after March 30, 2014, the notes pay additional PIK interest in the form of additional notes. PIK interest on notes accrues at the rate of (i) 1.0% per annum for the period from March 30, 2014 through and including March 30, 2015, (ii) 2.0% per annum for the period from March 30, 2015 through and including March 30, 2016, (iii) 3.0% per annum for the period from March 30, 2016 through and including March 30, 2017 and (iv) 4.0% per annum for the period from March 30, 2017 through and including July 1, 2018.

The accompanying notes are an integral part of these financial statements.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 1. Nature of Operations

VII Peaks Co-OptivistTM Income BDC II, Inc. (the “Fund” or “we”), a Maryland corporation formed in August 3, 2011, is an externally managed, non-diversified closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended or (“1940 Act”). In addition, we have elected to be treated for federal income tax purpose, and intend to qualify annually, as a regulated investment company, or (“RIC”), under Subchapter M of the Internal Revenue Code of 1986, as amended, or (the “Code”).

We invest in discounted corporate debt and equity-linked debt securities of public and private companies that trade on the secondary loan market for institutional investors and provide distributions to investors. The debt is generally high-yield and non-investment grade. At the same time, we actively work with the target company’s management to restructure the underlying securities and improve the liquidity position of the target company’s balance sheet. We employ a proprietary “Co-Optivist”TM approach (“cooperative activism”, Co-OptivistTM is a registered trademark of VII Peaks Capital, LLC, or (“VII Peaks”), and is being used with their permission) in executing our investment strategy, which entails proactively engaging the target company management on average 24 months prior to a redemption event (typically a put or maturity event) to create an opportunity for growth in the investments. Our strategy is not dependent on restructuring to generate distributions. Capital appreciation on securities is generally not realized evenly over the holding period. In some instances market prices for securities may continue to reflect a discount until a relatively short time period prior to a redemption event. The potential capital gain typically occurs during the end of the holding period of a bond in our portfolio when securities are either called by the company or exchanged to new securities during refinance. We have tendered certain debt securities well above the market-traded deep discount.

Our investment objectives are to generate current income and capital appreciation. We meet our investment objectives by: (i) realizing income and capital appreciation through the acquisition, management and orderly liquidation of corporate debt securities, (ii) making distributions of available distributable cash to our shareholders, and (iii) preserving the capital investments of our shareholders.

Our proprietary “Co-Optivist”TM approach entails investment in the corporate debt and equity-linked debt securities of target companies, or Target Investments, in conjunction with proactively engaging the target companies’ management. We acquire Target Investments whose debt securities trade on the over-the-counter market for institutional loans at a discount to their par redemption value, and will be subject to a “redemption event” within (on average) 24 months. We define a “redemption event” as a maturity event or a put event (where investors in the target company’s debt security can have a redemption right at a pre-determined price). We hold such debt an average of 12 – 18 months, during which time we anticipate working actively with the target company’s management to effect and/or participate in a restructuring or exchange of the invested securities for new securities.

We make investments in target companies that meet our investment criteria. The size of an individual investment will vary based on numerous factors, including the amount of funds raised in this offering. However, assuming we raise the maximum offering amount of $750 million, we expect to hold at least 50 investments, and we anticipate that the minimum investment size will be approximately $250,000. We do not anticipate being heavily invested in any one industry, and generally, we do not expect to invest in more than two different classes of debt of the same target company. We invest in debt and equity-linked debt of target companies with a minimum enterprise value of $200 million and whose debt and equity-linked debt is actively traded in the secondary loan market. We expect our portfolio to be predominantly composed of fixed-rate high-yield and equity-linked corporate debt securities. However, we may also purchase senior secured corporate debt securities which may have variable interest rates. We currently anticipate that the portion of our portfolio composed of variable rate corporate debt securities, if any, will not exceed 20%, but we may increase that to 33% of our aggregate portfolio at the time of any purchase depending on market opportunities.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 1. Nature of Operations  – (continued)

We offer our shareholders the ability to receive distributions as well as the potential capital appreciation resulting from the restructuring of the debt of our target companies. To the extent we have distributable income available we anticipate making distributions on a monthly basis to our shareholders.

Between 2001 and 2008, corporate debt levels and the supply of leverage offered by banks and other investors began a steady increase. Since then, corporate debt has continued to increase, with the financing sources less available. We believe a significant amount of this debt will be subject to a redemption event prior to 2021. Many of the companies that have outstanding issues of such debt have not, or been unable to proactively refinance, creating a “refinancing wall” that we believe will create a liquidity shortfall for many issuers. The value of the debt securities of these companies as reflected in prices quoted in the secondary loan market, may be at a significant discount to par, and represent a premium yield to maturity reflective of these liquidity concerns, creating the opportunity for us to identify and invest in the debt securities of select companies at attractive current market valuations. We believe that our Co-OptivistTM approach can help our target companies achieve results that are beneficial to the long-term value of their businesses, which will in turn, result in capital gains through capital appreciation, or the exchange of invested securities into a current security or cash at a premium to its acquisition price. Our principals collectively have experience in principal investing, debt securities and general capital markets, and we believe we are well-positioned to capitalize on these opportunities.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Fund included herein were prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the requirements for reporting on Form 10-K/A.

Use of Estimates in the Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and income, gains (losses) and expenses during the period reported. Actual results could differ materially from those estimates.

Investments — Money Market

The Fund has classified its money market investments as investments carried at fair value.

Organizational and Offering Costs

The Fund is a closed-end fund with a continuous offering period. Under the investment advisory agreement between the Fund and the Manager, our Manager fronts the cost of the organizational and offering expenses which are reimbursable by the Fund with up to a 1.5% of the gross offering proceeds. The Fund expenses organizational and offering costs as they become payable under the investment advisory agreement.

U.S. Federal Income Taxes

The Fund has elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code and to operate in a manner so as to qualify for the tax treatment applicable to RICs. In order to qualify as a RIC, among other things, the Fund is required to annually distribute to its stockholders at least 90% of investment company taxable income, as defined by the Code. So long as the Fund maintains its status as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its stockholders as distributions. Rather, any tax liability related to income earned by the Fund represents obligations of the Fund’s investors and will not be reflected in the

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 2. Summary of Significant Accounting Policies  – (continued)

financial statements of the Fund. The Fund will also be subject to nondeductible federal excise taxes if it does not distribute at least 98% of net ordinary income, 98.2% of capital gain net income, if any, and any recognized and undistributed income from prior years for which it paid no federal income taxes.

The Fund has evaluated the implications of Accounting Standards Codification (“ASC”) Topic 740, for all open tax years and in all major tax jurisdictions, and determined that there is no material impact on the financial statements. The Fund continues to remain subject to examination by U.S. federal and state authorities for the years 2010 through 2014.

New Accounting Pronouncements

In June 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-11 “Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures.” ASU No. 2014-11 makes limited changes to the accounting for repurchase agreements, clarifies when repurchase agreements and securities lending transactions should be accounted for as secured borrowings, and requires additional disclosures regarding these types of transactions. The guidance is effective for fiscal years beginning on or after December 15, 2014, and for interim periods within those fiscal years. Management is currently evaluating the impact these changes will have on the Fund’s financial statement disclosures.

In May 2014, the FASB issued ASU No. 2014-09, Revenue with Contracts from Customers. ASU No. 2014-09 provides clarification on the principles to recognize revenue and to develop a common standard between GAAP and IFRS. The guidance will be effective in 2016. Management is currently evaluating the impact of these changes but does not believe it will have a material impact.

In June 2013, the FASB issued ASU 2013-08, Financial Services — Investment Companies ASC Topic 946, which affects the scope, measurement and disclosure requirements for investment companies under U.S. GAAP. ASU 2013-08 contains new guidance on assessing whether an entity is an investment company, requiring non-controlling ownership interest in investment companies to be measured at fair value and requiring certain additional disclosures. This guidance became effective for us on January 1, 2014 and did not have a material impact on our financial position or disclosures.

Revenue Recognition

We generate investment income in the form of interest and fees earned on senior secured loans, senior secured notes, subordinated debt, senior unsecured debt and collateralized securities in our portfolio. The level of income we receive is directly related to the balance of collectible income producing investments multiplied by the weighted average yield of our investments. Coupon interest income is adjusted for the amortization of premiums and accretion of discounts. We record interest income on an accrual basis to the extent that we expect to collect such amounts. We expect the dollar amount of interest and any dividend income that we earn to increase as the size of our investment portfolio increases.

For loans and debt securities with contractual payment-in-kind (“PIK”) interest, which represents contractual interest accrued and added to the principal balance, we generally will not accrue PIK interest for accounting purposes if the portfolio company valuation indicates that such PIK interest is not collectible. We do not accrue as a receivable interest on loans and debt securities for accounting purposes if we have reason to doubt our ability to collect such interest. Original issue discounts, market discounts or premiums are accreted or amortized using the effective interest method as interest income. We record prepayment premiums on loans and debt securities as interest income. Dividend income, if any, is recognized on an accrual basis to the extent that we expect to collect such amount.

Our total interest income was $3.3 million for the year ended December 31, 2014, as compared to $1.7 million for the year ended December 31, 2013, respectively. The increase is due to a larger note portfolio earning interest in 2014 as compared to 2013. At December 31, 2014, the weighted average coupon yield was

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 2. Summary of Significant Accounting Policies  – (continued)

10% as compared to 10.7% as of December 31, 2013. For the year ended December 31, 2014, the average net assets were $36.7 million, as compared to $21.4 million for the year ended December 31, 2013.

For the year ended December 31, 2014, four of the investments in the portfolio did not accrue interest as the issuers were in default of the coupon payment for more than the thirty day grace period. Interest income was accrued through the date of the last coupon payment received for these investments. These four are Suntech Power Holdings Company, Ltd., 3%, May 15, 2013, NII Capital Corp, 10%, August 15, 2016, Endeavor International Corporation, 12%, March 1, 2018 and Endeavor International Corporation 12%, June 1, 2018. The investment in Education Management, LLC has been restructured to private equity. The instrument does not accrue or pay interest.

Expense Reimbursement Agreement

We entered into an expense reimbursement agreement with our prior manager under which the prior manager agreed to reimburse us for certain U.S. GAAP compliant expenses recognized on our quarterly financial statements for 2012, retroactive to the date of formation on August 3, 2011. In 2013, the expense reimbursement agreement was modified to exclude management fees and incentive fees payable to the prior manager effective as of January 1, 2013. The expense reimbursement agreement allowed the prior manager and us to offset the related receivables from and payables to each other resulting in a net receivable, or payable position. Our prior manager was obligated to reimburse us for zero in 2014, $0.8 million in 2013 and $0.5 million in 2012.

On August 20, 2013, we terminated our investment management agreement and expense reimbursement agreement with our prior manager, and entered into a new investment management agreement with our current Manager. Our current Manager has not entered into an expense reimbursement agreement with us, but has agreed to assume the prior manager’s obligation to pay us the $1.3 million which had accrued under the prior manager’s expense reimbursement agreement. In consideration for such assumption, we have agreed to pay our current Manager any amounts otherwise due our prior manager for organization and offering expenses funded by our prior manager, subject to the limitation that such organization and offering costs may only be reimbursed to the extent of 1.5% of offering proceeds.

During the year ended December 31, 2014, our Manager paid in full the due from affiliate balance of $1.3 million. In addition, during the year ended December 31, 2014, we accrued $0.1 million of interest on such amount at the rate of 7.35% per annum.

Note 3. Restatement of previously issued financial statements.

We determined that we had incorrectly accounted for certain offering costs. The Fund’s agreement with its Manager provides that the Manager is to bear all offering costs, but the Fund is obligated to reimburse the Manager for such offering costs at the rate of 1.5% of gross offering proceeds. The Fund determined that some offering costs were paid by the Fund instead of the Manager during the period from the fourth quarter of 2013 to the fourth quarter of 2014. The restatement reduces operating expenses (and increases net investment income) by the amount of offering costs erroneously paid by the Fund in the relevant period, and reflects the amount as a receivable from the Manager. In the period ending June 30, 2015, the Manager repaid the receivable. At the same time, we have reclassified certain other operating expenses to conform with the Fund’s current method of classifying operating expenses to facilitate comparability of financial statements among different periods. We have restated our financial statements and related footnotes for the year ended December 31, 2014. The following tables reconcile the amounts as previously reported in the applicable financial statement to the corresponding restated amounts included in this Annual Report on Form 10-K/A (in thousands, except per share data).

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 3. Restatement of previously issued financial statements.  – (continued)

	December 31, 2014
	As previously reported	As restated
Statement of Assets and Liabilities
Due from related party	$28	$167
Total assets	$42,242	$42,381
Accumulated distribution in excess of net investment income	$(2,901)	$(2,762)
Total net assets	$40,549	$40,688
Total liabilities and net assets	$42,242	$42,381
Net asset value per share	$7.31	$7.34
Statement of Operations
Administrative services – related parties	$354	$108
General and administrative	$517	$847
Organizational and offering expense	$524	$352
Expenses before expense waivers and reimbursements	$2,529	$2,441
Total expenses (income) net expense waivers and reimbursements	$2,529	$2,441
Net investment income (loss)	$731	$819
Net increase (decrease) in net assets resulting from operations	$(5,362)	$(5,274)
Per share information – basic and diluted:
Net investment income (loss)	$0.17	$0.19
Net increase (decrease) in net assets resulting from operations	$(1.25)	$(1.23)
Statement of Changes in Net Assets
Net investment income (loss)	$731	$819
Net increase (decrease) in net assets resulting from operations	$(5,362)	$(5,274)
Distributions from net investment income	$(731)	$(819)
Distributions from paid in capital	$(2,241)	$(2,153)
Total increase in net assets	$13,176	$13,264
Net assets at beginning of period	$27,373	$27,424
Net assets at end of period	$40,549	$40,688
Accumulated distribution in excess of net investment income	$(2,901)	$(2,762)
Statement of Cash Flows
Net increase (decrease) in net assets resulting from operations	$(5,362)	$(5,274)
Due from related party	$1,316	$1,228

Note 4. Valuation of Portfolio Investments

The investment portfolio is recorded on a trade date basis. The Fund determines the net asset value of its investment portfolio each quarter. Securities that are publicly-traded are valued at the reported closing price on the valuation date. Forty two of the forty five investments were valued using the closing market price at period end December 31, 2014. The exceptions were the investments in Education Management LLC, Endeavor International Corporation, 12%, March 1, 2018 and Endeavor International Corporation 12%, June 1, 2018. Endeavor International, LLC has not finalized the terms of a restructuring of both notes. Education Management has been restructured to private equity.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 4. Valuation of Portfolio Investments  – (continued)

Securities that are not publicly-traded are valued at fair value as determined in good faith by the Board of Directors, or committee thereof. In connection with that determination, the Manager will prepare portfolio company valuations using relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, the most recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation service. With respect to investments for which market quotations are not readily available, the Fund will undertake a multi-step valuation process each quarter, as described below:

•	the quarterly valuation process begins with each portfolio company or investment being initially valued by members of the investment committee, with such valuation taking into account information received from an independent valuation firm, if applicable;
•	preliminary valuation conclusions are then documented and discussed with the members of the Board of Directors, or committee thereof; and
•	the Board of Directors, or committee thereof, discusses valuations and determines the fair value of each investment in the portfolio in good faith based on various statistical and other factors, including the input and recommendation of members of the investment committee and any third-party valuation firm, if applicable.

Investments are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present value amount (discounted) calculated based on an appropriate discount rate. The measurement is based on the net present value indicated by current market expectations about those future amounts.

In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, mergers and acquisition comparables, the principal market and enterprise values, among other factors.

The Fund has adopted FASB ASC Topic 820, Fair Value Measurements and Disclosures (formerly Statement of Financial Accounting Standards No. 157, Fair Value Measurements), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements.

ASC Topic 820 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of market participants. ASC Topic 820 provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. In addition, ASC Topic 820 provides a framework for measuring fair value and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels of valuation hierarchy established by ASC Topic 820 are defined as follows:

Level 1:  Quoted prices in active markets for identical assets or liabilities, accessible by the Fund at the measurement date.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 4. Valuation of Portfolio Investments  – (continued)

Level 2:  Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices. USBank is the fund custodian. Through USBank, the fund uses FT Interactive, a third party valuation firm, to price the notes. The prices are reviewed by the CEO.

Level 3:  Unobservable inputs for the asset or liability. These investments for the fund are an equity security, a Senior Secured First Lien Note, and a Senior Secured Second Lien Note. The equity investment has been issued by a Company with terms settled. Its fair value was determined by its relative amount of the total company enterprise value. The terms of the two notes, however, have not been finalized. The fair value were derived from the relative amounts of the notes to the total enterprise value as indicated would be the intended restructing by the issuer.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement.

The following table presents fair value measurements of investments, by major class, as of December 31, 2014 according to the fair value hierarchy (dollars in thousands):

	Level 1	Level 2	Level 3	Total
Investments – U.S. Bank Money Market	$3,104	$—	$—	$3,104
Senior Secured First Lien Debt	—	11,143	578	11,721
Senior Secured Second Lien Debt	—	5,455	239	5,694
Senior Unsecured Debt	—	15,129	—	15,129
Senior Subordinated Debt	—	4,010	—	4,010
Equity Securities	—	—	874	874
Total	$3,104	$35,737	$1,691	$40,532

The following table presents fair value measurements of investments, by major class, as of December 31, 2013 according to the fair value hierarchy (dollars in thousands):

	Level 1	Level 2	Total
Investments – U.S. Bank Money Market	$1,644	$—	$1,644
Senior Secured First Lien Debt	—	4,512	4,512
Senior Secured Second Lien Debt	—	5,290	5,290
Senior Unsecured Debt	—	7,425	7,425
Senior Subordinated Debt	—	5,927	5,927
Total	$1,644	$23,154	$24,798

There were three transfers between levels for the period ended December 31, 2014. These transfers were Education Management, LLC., originally, 15%, July 1, 2018. The interest bearing note was restructured by the company to a non-interest bearing private equity holding, and two Endeavor International notes. The first note had a March 1, 2018 maturity date and 12% coupon. The second note had a June 1, 2018 maturity date and 12% coupon.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 4. Valuation of Portfolio Investments  – (continued)

There were no transfers between levels for the period ended December 31, 2013.

During the year, the following were the transfers in or out of levels:

	Level 1	Level 2	Level 3	Total
Senior Secured First Lien Debt	$—	$(578)	$578	$—
Senior Secured Second Lien Debt	—	(239)	239	—
Equity Securities	—	(874)	874	—
Total	$—	$(1,691)	$1,691	$—

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the net unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2014 are as follows:

	Fair Value at December 31, 2013	Purchases (Sales and Settlement)	Amortization and Accretion of Fixed Income Premiums and Discounts	Realized and Unrealized Gains (Losses)	Fair Value at December 31, 2014	Change in Unrealized Gains and (Losses) for Investments held as of December 31, 2014
Senior Secured First Lien Debt	$539	$25	$—	$14	$578	$14
Senior Secured Second Lien Debt	655	—	—	(416)	239	(416)
Equity Securities	293	648	—	(67)	874	(67)
Total	$1,487	$673	$—	$(469)	$1,691	$(469)

Realized and unrealized gains and losses are included in net realized gain (loss) on investments and net change in unrealized gain (loss) on investments in the Statement of Operations. The change in unrealized losses for Level 3 investments still held as of December 31, 2014 of $469 is included in net change in net unrealized gain (loss) on investments in the Statement of Changes in Net Assets for the year ended December 31, 2014.

The following table provides quantitative information regarding Level 3 fair value measurements as of December 31, 2014 (dollars in thousands):

	Fair Value	Valuation Technique	Unobservable Input	Mean	Range
					Minimum	Maximum
Senior Secured First Lien Debt	$578	Liquidation	Transaction Value	$578	$578	$578
Senior Secured Second Lien Debt	239	Liquidation	Transaction Value	258	239	275
Equity Securities	874	Liquidation	Transaction Value	1,143	870	1,416
Total	$1,691

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 4. Valuation of Portfolio Investments  – (continued)

The primary significant unobservable input used in the fair value measurement of the Company’s equity securities is the fair value of the issuer’s equity securities exchanged with the unsecured note in the year ended December 31, 2014. Significant increases or decreases in the fair value of the issuer’s equity securities would result in a significantly lower or higher fair value measurement. The primary significant unobservable input used in the fair value measurement of the Company’s Senior Secured First Lien and Senior Secured Second Lien was the terms of the restructuring offered by the issuer, not yet final.

The composition of the Fund’s investments as of December 31, 2014, at amortized cost and fair value were as follows (dollars in thousands):

	Investments at Amortized Cost	Investments at Fair Value	Fair Value Percentage of Total Portfolio
Investments – Money Market	$3,104	$3,104	7.7%
Senior Secured First Lien Debt	12,141	11,721	28.9
Senior Secured Second Lien Debt	7,131	5,694	14.0
Senior Unsecured Debt	19,116	15,129	37.3
Senior Subordinated Debt	5,034	4,010	9.9
Equity Securities	880	874	2.2
Total	$47,406	$40,532	100.0%

The composition of the Fund’s investments as of December 31, 2013, at amortized cost and fair value were as follows (dollars in thousands):

	Investments at Amortized Cost	Investments at Fair Value	Fair Value Percentage of Total Portfolio
Investments – Money Market	$1,644	$1,644	6.6%
Senior Secured First Lien Debt	4,475	4,512	18.2
Senior Secured Second Lien Debt	5,601	5,290	21.3
Senior Unsecured Debt	7,962	7,425	30.0
Senior Subordinated Debt	5,731	5,927	23.9
Total	$25,413	$24,798	100.0%

Note 5. Related Party Transactions

We have entered into agreements with the Manager, whereby we pay it certain fees and reimbursements. These include payments to our Manager for reimbursement of organization and offering costs, as well as payments for certain services that include, but are not limited to, the identification, execution, and management of our investments and also the management of our day-to-day operations provided to us by our Manager.

As a business development company, we are subject to certain regulatory restrictions in making our investments. For example, we generally are not permitted to co-invest with certain entities affiliated with our Manager in transactions originated by our Manager or its affiliates unless we obtain an exemptive order from the SEC or co-invest alongside our Manager or its affiliates in accordance with existing regulatory guidance and our allocation policy. Under existing regulatory guidance, we are permitted to, and may co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point.

We may seek exemptive relief from the SEC to engage in co-investment transactions with our Manager and/or its affiliates. However, there can be no assurance that we will obtain such exemptive relief, if requested. Even if we receive exemptive relief, neither our Manager nor its affiliates are obligated to offer us

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 5. Related Party Transactions  – (continued)

the right to participate in any transactions originated by them. Prior to obtaining exemptive relief, we may co-invest alongside our Manager or its affiliates only in accordance with existing regulatory guidance and our allocation policy.

Investment Advisory Agreement

The Fund has entered into an investment advisory agreement with the Manager to manage the Fund’s investment activities. Pursuant to the investment advisory agreement, the Manager implements the Fund’s business strategy on a day-to-day basis and performs certain services for us, subject to oversight by our Board of Directors. The Manager is responsible for, among other duties, determining investment criteria, sourcing, analyzing and executing investment transactions, asset sales, financings and performing asset management duties. Under the investment advisory agreement, the Manager is entitled to a base management and incentive fee as outlined in the investment advisory agreement with the Fund. The base management fee is 2% of net assets below $100 million; 1.75% of net assets between $100 million and $250 million; and 1.5% of net assets over $250 million. For the years ended December 31, 2014, 2013 and 2012, the Fund incurred $0.7 million, $0.4 million and $0.06 million of base management fees, respectively.

The incentive fee has two parts. The first part, the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon the Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter. The subordinated incentive fee on income is 20% of pre-incentive net investment income subject to a quarterly return to investors, expressed as a rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 2.0% (8.0% annualized). The second part of the incentive fee, the incentive fee on capital gains, is an incentive fee on capital gains earned on liquidated investments from the portfolio and is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement). This fee equals 20% of the Fund’s incentive fee capital gains, which will equal the Fund’s realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. For the years ended December 31, 2014, 2013 and 2012, the Fund did not incur any incentive fees related to net investment income or capital gains.

Under U.S. GAAP, the Fund calculates capital gains incentive fees as if the Fund had realized all assets at their fair values and liabilities at their settlement amounts as of the reporting date. U.S. GAAP requires that the capital gains incentive fee accrual assume the cumulative aggregate unrealized capital appreciation is realized, even though such unrealized capital appreciation is not payable under the investment advisory agreement. Accordingly, the Fund accrues a provisional capital gains incentive fee taking into account any unrealized gains or losses. There can be no assurance that such unrealized capital appreciation will be realized in the future and that the provisional capital gains incentive fee will become payable.

Under the investment advisory agreement, the Manager bears all offering and organizational expenses. Pursuant to the terms of the investment advisory agreement, the Fund has agreed to reimburse the Manager for any such organizational and offering expenses incurred by the Manager not to exceed 1.5% of the gross subscriptions raised by the Fund over the course of the offering period, which is currently scheduled to terminate two years from the initial offering date, unless extended. From each sale of common stock, the Fund pays the Manager the lesser of 1.5% of the gross offering proceeds or the amount of unreimbursed offering and organizational expenses incurred by the Manager. The Fund expenses organizational and offering costs as they become payable to the Manager under the investment advisory agreement.

The Manager agreed to assume and pay the Fund all amounts due the Fund from the prior manager as reflected in the Fund’s books and records as of August 20, 2013, including any amounts due under the expense reimbursement agreement between the Fund and the prior manager. The Fund agreed to pay the Manager any reimbursable organization and offering expenses incurred by prior manager which the Fund

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 5. Related Party Transactions  – (continued)

would otherwise be obligated to reimburse prior manager from future sales of the Company’s securities, beginning with any sales of securities occurring after August 20, 2013, subject to the limitation that such organization and offering costs may only be reimbursed to the extent of 1.5% of offering proceeds.

From time to time, the Fund has paid directly certain expenses on behalf of our Prior Manager or our Manager for which the Prior Manager or Manager is obligated to reimburse the Fund. As of December 31, 2014 and December 31, 2013, the unreimbursed amount of organization and offering expenses was $0.2 million and $0.1 million, respectively, which amount is included in “Due from related party” on the Fund’s balance sheet as of those dates.

Administration Agreement

Our Manager serves as our administrator. Pursuant to an administration agreement, our Manager furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Under the administration agreement, our Manager also performs, or oversees the performance of, our required administrative services, which include, among other things, transfer agency and other service providers supervision and oversight, preparation and supervision of the financial records for which we are required to maintain for SEC reporting, stockholder reporting and other Company needs, implementation and supervision of a robust compliance program and oversight and administration of the quarterly share repurchase program. In addition, our Manager assists us in activities which include, among other things, performance and supervision of investor relations, Company Board of Director communication and reporting, determining and publishing our net asset value, overseeing the preparation and filing of our tax returns, the communication, printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and other events such as distributions, and the performance of administrative and professional services rendered to us by others. Under the administration agreement, we are obligated to reimburse our Manager for our allocable portion of our Manager’s overhead in performing its obligations under the administration agreement, including rent, the fees and expenses associated with overseeing and performing the compliance functions and our allocable portion of the compensation of our chief financial officer, chief compliance officer and any administrative support staff; however, to date, cost of the chief financial officer, fund administration accounting and the chief compliance officer are charged directly to the Company. Under the administration agreement, our Manager will also provide on our behalf managerial assistance to those portfolio companies that request such assistance. The administration agreement also provides the reimbursement to the Company by the Manager for the Manager’s share of the Directors and Officers insurance, which is paid by the Company in full. The administration agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party.

The administration agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, our Manager and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of our Manager’s services under the administration agreement or otherwise as administrator for us.

Under the administration agreement, our Manager will also provide on our behalf managerial assistance to portfolio companies that request such assistance. The amounts of reimbursement to our Manager or services charged directly are captured in the Statement of Operations under “Administrative Services”. During the years ended December 31, 2014, 2013 and 2012, the Fund reimbursed the Manager or was charged directly for $0.1 million, $0.0 million and $0.05 million in administration expenses under the administration agreement, respectively.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 6. Common Stock

The Manager purchased 111 and 22,222 shares of common stock on August 31, 2011 and December 31, 2011, respectively. These shares were purchased at a price of $9.00 per share, which represents the initial public offering (“IPO”) price of $10.00 per share, net of selling commissions and dealer manager fees. The Manager sold these shares in 2014.

On July 10, 2012, the Fund had raised sufficient proceeds to break escrow on its IPO and through December 31, 2014, the Fund has sold 5.5 million shares of common stock for gross proceeds of $55.5 million including the purchases made by the Manager.

During the year ended December 31, 2014, the Fund sold 2,394,942 shares of common stock in its offering for net proceeds of $22.5 million, including shares issued under the distribution reinvestment plan. The Manager sold its shares during the year ended December 31, 2014.

Note 7. Earnings (Loss) Per Share

In accordance with the provisions of FASB ASC 260, “Earnings per Share” (“ASC 260”), basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of shares outstanding during the period. Other potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis.

The following information sets forth the computation of the weighted average basic and diluted net increase (decrease) in net assets per share from operations for the years ended December 31, 2014, 2013 and 2012 (dollars in thousands except share and per share amounts):

	For the Year Ended December 31 2014	For the Year Ended December 31 2013	For the Year Ended December 31 2012
	(Restated)	(Restated)	(Restated)
Basic and diluted:
Net increase (decrease) in net assets resulting from operations	$(5,274)	$697	$31
Weighted average common shares outstanding	4,281,647	2,150,019	246,231
Net increase (decrease) in net assets resulting from operations per share	$(1.23)	$0.32	$0.13

The Fund had no potentially dilutive securities as of December 31, 2014, 2013 or 2012, resulting in the same number of shares for basic and diluted.

Note 8. Tender Offer Program

We do not currently intend to list our shares on any securities exchange and do not expect a public market for them to develop in the foreseeable future. Therefore, shareholders should not expect to be able to sell their shares promptly or at a desired price. Beginning with fourth calendar quarter of 2013 and on a quarterly basis thereafter, we intend to offer to repurchase shares of our common stock at a price equal to 90% of our offering price on the date of repurchase. We currently intend to limit the number of shares to be repurchased during any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5.0% in each quarter, though the actual number of shares that we offer to repurchase may be less in light of the limitations noted above. We will offer to repurchase such shares on each date of repurchase at a price equal to 90% of our offering price. For the year ended December 31, 2014, the treasury shares were redeemed for $0.7 million less than the aggregate original purchase prices.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 8. Tender Offer Program  – (continued)

The following table reflects certain information regarding the tender offers that we have conducted to date:

For the Three Months Ended	Repurchase Date	Shares Repurchased	Percent of Shares Tendered that were Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares (‘000s)
December 13, 2013	December 12, 2013	548	100%	$9.135	$5
March 31, 2014	March 14, 2014	550	100%	$9.135	5
June 30, 2014	June 27, 2014	34,025	100%	$9.135	319
September 30, 2014	September 30, 2014	38,482	100%	$9.000	346
December 31, 2014	December 30, 2014	6,061	100%	$8.775	55
					$730

Our quarterly repurchases will be conducted on such terms as may be determined by our Board of Directors in its complete and absolute discretion unless, in the judgment of the independent directors of our Board of Directors, such repurchases would not be in the best interests of our stockholders or would violate applicable law. We will conduct such repurchase offers in accordance with the requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the 1940 Act. In months in which we repurchase shares, we will conduct repurchases on the same date that we hold our first semi-monthly closing for the sale of shares in this offering. Any offer to repurchase shares will be conducted solely through tender offer materials mailed to each stockholder.

Note 9. Distributions

Subject to our board of trustees’ discretion and applicable legal restrictions, we authorize and declare ordinary cash distributions on a semi-monthly basis and pay such distributions on a semi-monthly basis. Any distributions to our shareholders will be declared out of assets legally available for distribution. We may fund our cash distributions to shareholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, and dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies. We have not established limits on the amount of funds we may use from available sources to make distributions.

When we commenced operations, we initiated a policy of declaring semi-monthly distributions at an annual distribution rate of 7.35% per annum of our offering price. We have authorized, declared and paid distributions to our shareholders at that rate on a semi-monthly basis since July 2012. Our distributions historically have not been based on our investment performance. Prior to September 2013, our distributions were supported by our Manager in the form of operating expense support payments to us, and a portion of our distributions constituted a return of capital. Since September 2013, we have not had an expense support agreement with our Manager and as a result a greater portion of our distributions have constituted a return of capital. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities.

As of December 31, 2014, the Fund has accrued $0.2 million in stockholder distributions that were unpaid. All amounts with record date in December 2014 and paid in January 2015 have been accrued in the December 31, 2014 financial statements. As of December 31, 2013, the Fund has accrued $0.1 million in stockholder distributions that were unpaid. All amounts with record dates in December 2013 and paid in January 2014 have been accrued in the December 31, 2013 financial statements.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 9. Distributions  – (continued)

The following table reflects the distributions per share paid or payable in cash or with the distribution reinvestment plan (“DRIP”) on the Fund’s common stock to date (dollars in thousands except per share amounts), as well as the source of the distributions:

Source of Distribution by Cash vs. DRIP:

Period	Per Share	Net Investment Income	Realized Gain From Investments	Return of Capital	Total	Paid in Cash	DRIP
July 12, 2012 – September 30, 2012	$0.18375	32	—	18	50	34	16
October 1, 2012 – December 31, 2012*	$0.26075	118	—	82	200	123	77
January 1, 2013 – March 31, 2013*	$0.26259	247	47	75	369	221	148
April 1, 2013 – June 30, 2013	$0.18650	235	43	27	305	186	119
July 1, 2013 – September 30, 2013	$0.18650	244	47	183	474	274	200
October 1, 2013 – December 31, 2013	$0.18650	72	258	219	549	345	204
January 1, 2014 – March 31, 2014	$0.18650	168	85	379	632	405	227
April 1, 2014 – June 30, 2014	$0.18650	372	—	382	754	491	263
July 1, 2014 – September 30, 2014	$0.18467	135	29	644	808	511	297
Oct 1, 2014 – December 31, 2014	$0.18145	144	52	748	944	584	360
TOTAL		1,767	561	2,757	5,085	3,174	1,911

(*)	Includes a special distribution of $0.077 per share.

The following table shows the percentage of our distributions which have been funded from net investment income, realized capital gains and paid in capital since the inception of operations:

Percentage of Distributions by Source:

Period	Per Share	Net Investment Income	Realized Gain From Investments	Return of Capital
July 12, 2012 – September 30, 2012	$0.18375	64%	0%	36%
October 1, 2012 – December 31, 2012*	0.26075	59%	0%	41%
January 1, 2013 – March 31, 2013*	0.26259	67%	13%	20%
April 1, 2013 – June 30, 2013	0.18650	77%	14%	9%
July 1, 2013 – September 30, 2013	0.18650	51%	10%	39%
October 1, 2013 – December 31, 2013	0.18650	13%	47%	40%
January 1, 2014 – March 31, 2014	0.18650	27%	13%	60%
April 1, 2014 – June 30, 2014	0.18650	49%	0%	51%
July 1, 2014 – September 30, 2014	0.18467	17%	3%	80%
October 1, 2014 – December 31, 2014	0.18145	15%	6%	79%

(*)	Includes a special distribution of $0.077 per share.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 9. Distributions  – (continued)

The following table reflects the sources of the cash distributions on a tax basis that the Company has paid on its common stock (dollars in thousands) during the fiscal years ended December 31, 2014, 2013 and 2012:

Source of Distributions:	Year ended December 31, 2014		Year ended December 31, 2013		Year ended December 31, 2012
	(Restated)		(Restated)		(Restated)
Distributions from net investment income	$819	26.1%	$798	47.0%	$150	60.0%
Distributions from realized gains	166	5.3%	395	23.3%	—	0.0%
Distributions from paid In capital	2,153	68.6%	504	29.7%	100	40.0%
Total	$3,138	100.0%	$1,697	100.0%	$250	100.0%

There were no distributions paid with borrowings, non-capital gain proceeds from sale of assets, distribution on account of preferred and common equity or expense reimbursement from sponsor.

We expect to continue paying distributions at the same distribution rate, and that a substantial part of those distributions will constitute a return of capital for the foreseeable future. Our distributions will continue to constitute return of capital until our net investment income is sufficient to support our distribution rate, which will probably not occur until our Manager enters into an expense support agreement with us, or our assets increase enough to lower our expense ratio, which we do not expect to occur until we have more than $147 million in assets.

We are in a fund raising stage. As such, we incur offering expenses of 1.5% of the gross offering proceeds. The chart below shows the percentages of distributions from Net Investment Income excluding offering costs:

	Offering Expenses	Net Investment Income excluding offering costs	% Distribution from Net Investment Income excluding offering costs	% Distributions from Realized Gains excluding offering costs	% Distributions from Paid In Capital excluding offering costs
2014 (Restated)	$352	$1,171	37%	5%	58%
2013 (Restated)	$322	$1,120	66%	23%	11%
2012 (Restated)	$142	$292	100%	0%	0%

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 10. Financial Highlights

The following is a schedule of financial highlights for the years ended December 31, 2014, 2013 and 2012:

	For the year ended December 31, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012
	(Restated)	(Restated)	(Restated)
Per share data:
Net asset value, beginning of period	$8.70	$8.77	$8.82
Results of operations(1)
Net investment income	0.19	0.37	0.61
Net realized gain on investments	0.04	0.18	—
Net unrealized loss on investments	(1.46)	(0.23)	(0.48)
Net increase (decrease) in net assets resulting from operations	(1.23)	0.32	0.13
Stockholder distributions(2)
Distributions from net investment income	(0.19)	(0.37)	(0.59)
Distributions from realized gains	(0.04)	(0.18)	—
Distributions from capital	(0.50)	(0.24)	(0.43)
Net decrease in net assets resulting from stockholder distributions	(0.73)	(0.79)	(1.02)
Capital share transactions
Impact from issuance of common stock(3)	0.60	0.40	0.84
Net increase in net assets resulting from capital share transactions	0.60	0.40	0.84
Net asset value, end of period	$7.34	$8.70	$8.77
Shares outstanding at end of period	5,546,292	3,151,376	950,733
Total return(5)	(8.88)%	7.72%	10.98%
Ratio/Supplemental data:
Net assets, end of period (in thousands)	$40,688	$27,424	$8,336
Average net assets (in thousands)	$36,686	$21,372	$5,831
Ratio of net investment income to average net assets(4)(7)	2.23%	3.73%	5.14%
Ratio of operating expenses to average net assets(4)(7)	6.65%	4.03%	—
Ratio of expenses reimbursed to average net assets(7)	—	3.63%	(17.97)%
Portfolio turnover ratio(6)	36.08%	59.80%	30.60%

(1)	The per share amounts were derived by using the weighted average shares outstanding during the period. There was no expense waiver and reimbursement for the year ended December 31, 2014. Net investment income per share excluding the expense reimbursements equals ($0.06) for the year ended December, 31, 2013. Net investment income per share excluding the expense reimbursements equals ($1.52) for the year ended December, 31, 2012.
(2)	The per share data for distributions reflects the actual amount of distributions declared per share during the period.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 10. Financial Highlights  – (continued)

(3)	The issuance of common stock on a per share basis reflects the incremental net asset value changes as a result of the issuance of shares of common stock in the Fund’s continuous offering.
(4)	The ratios are after giving effect to amounts reimbursed by the Manager under an expense reimbursement agreement. See “Note 5 — Related Party Transactions.” For the year ended December 31, 2014 there was no expense waiver and reimbursement. For the year ended December 31, 2013, excluding the expense reimbursement, the ratio of net investment income and operating expenses to average net assets is (0.14)% and 7.90%, respectively. For the year ended December 31, 2012, excluding the expense reimbursement, the ratio of net investment income and operating expenses to average net assets is (12.83)% and 17.84%, respectively.
(5)	Total return is calculated assuming a purchase of shares at the current net asset value on the first day and a sale at the current net asset value on the last day of the periods reported. Distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the DRIP. For the year ended December 31, 2014 there was no expense reimbursement. The total return based on net asset value for the year ended December 31, 2013, includes the effect of the expense reimbursement which equaled 3.63%. The total return based on net asset value for the year ended December 31, 2012, includes the effect of the expense reimbursement which equaled 6.24%.
(6)	Portfolio turnover rate is calculated using the lesser of year-to-date sales or purchases over the average of the invested assets at fair value. Not annualized.
(7)	Ratios are annualized based on average net assets using current and prior 3 quarters net assets.

Note 11. Selected Quarterly Data (Unaudited)

The following is the quarterly results of operations for the year ended December 31, 2014, 2013 and 2012. The operating results for any quarter are not necessarily indicative of results for any future period (dollars in thousands except share and per share amounts):

	Quarter Ended
	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
	(Restated)	(Restated)	(Restated)	(Restated)
Investment income	$855	$744	$951	$710
Operating expenses
Total Expenses	711	609	579	542
Less: Waiver of incentive fees	—	—	—	—
Less: Expense reimbursements	—	—	—	—
Net expenses	711	609	579	542
Net investment income	144	135	372	168
Realized and unrealized gain (loss), net	(2,551)	(2,410)	(951)	(181)
Net decrease in net assets resulting from operations	$(2,407)	$(2,275)	$(579)	$(13)
Per share information – basic and diluted
Net investment income	$0.03	$0.03	$0.09	$0.05
Net decrease in net assets resulting from operations	$(0.46)	$(0.52)	$(0.14)	$(0.00)
Weighted average shares outstanding	5,227,766	4,365,342	4,054,473	3,442,074

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 11. Selected Quarterly Data (Unaudited)  – (continued)

	Quarter Ended
	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
	(Restated)			(Restated)
Investment income	$558	$456	$401	$244
Operating expenses
Total Expenses	438	502	349	348
Less: Waiver of incentive fees	—	—	—	—
Less: Expense reimbursements	(41)	(201)	(285)	(249)
Net expenses	397	301	64	99
Net investment income	161	155	337	145
Realized and unrealized gain (loss), net	(253)	182	(266)	236
Net increase (decrease) in net assets resulting from operations	$(92)	$337	$71	$381
Per share information – basic and diluted
Net investment income	$0.05	$0.06	$0.18	$0.11
Net increase (decrease) in net assets resulting from operations	$(0.03)	$0.14	$0.04	$0.29
Weighted average shares outstanding	2,928,299	2,443,182	1,914,889	1,292,508

	Quarter Ended
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
	(Restated)	(Restated)	(Restated)	(Restated)
Investment income	$114	$32	$—	$—
Operating expenses
Total Expenses	243	186	56	35
Less: Waiver of incentive fees	—	—	—	—
Less: Expense reimbursements	(242)	(282)	—	—
Net expenses (income)	1	(96)	56	35
Net investment income (loss)	113	128	(56)	(35)
Realized and unrealized gain (loss), net	(47)	(72)	—	—
Net increase (decrease) in net assets resulting from operations	$66	$56	$(56)	$(35)
Per share information – basic and diluted
Net investment income (loss)	$0.16	$0.52	$(2.51)	$(1.57)
Net increase (decrease) in net assets resulting from operations	$0.10	$0.23	$(2.51)	$(1.57)
Weighted average shares outstanding	691,405	243,985	22,333	22,333

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 12. Subsequent Events

Management of the Fund has evaluated subsequent events in the preparation of the Fund’s financial statements and has determined that no events require recognition or disclosure in the financial statements except for the following:

From January 1, 2015 to July 16, 2015, the Fund issued 0.7 million shares of common stock for gross proceeds of $6.4 million. The proceeds were substantially invested in new debt securities.

On January 13, 2015, we received a mandatory full call from Hutchinson Technology on the convertible note 8.5%, put date of January 1, 2026. We hold a par value position of $858. The price will be par value and accrued interest with a redemption date of January 15, 2015. No action was required on behalf of the fund. The notice was for informational purposes only.

On February 4, 2015, we received a mandatory partial call from Central Garden Pet Company on the notes held at 8.25%, maturity date of March 1, 2018. We hold a par value position of $1,400. Of this, $154 par value is called at a premium price of $102.063 per share with a redemption date of March 1, 2015. No action was required on behalf of the fund. The notice was for informational purposes only.

During the second quarter of 2015, VII Peaks repaid the outstanding balance of $139, along with the accrued interest of $15, resulting from offering costs paid by the Fund that should have been borne by the Manager under the terms of our agreement with the Manager.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

STATEMENTS OF ASSETS AND LIABILITIES
(in thousands, except share and per share data)

	As of
	June 30, 2015	December 31, 2014
	(Unaudited)
ASSETS
Investments, at fair value (amortized cost of $47,065 and $44,302, respectively)	$39,641	$37,428
Investments, money market at fair value (cost of $5,267 and $3,104, respectively)	5,267	3,104
Total investments, at fair value	44,908	40,532
Interest receivable	890	1,050
Prepaid expenses	42	18
Origination fee receivable	263	—
Due from related party	9	167
Receivable for common stock purchased	—	614
Total assets	$46,112	$42,381
LIABILITIES
Payable for unsettled trades	$—	$1,340
Management fees payable	—	7
Accounts payable and accrued liabilities	74	183
Stockholder distributions payable	188	163
Total liabilities	$262	$1,693
NET ASSETS
Preferred stock, par value, $.001 per share, 50,000,000 authorized, none issued and outstanding	$—	$—
Common stock, par value, $.001 per share, 200,000,000 authorized; 6,313,300 and 5,546,292 shares issued and outstanding, respectively	6	6
Paid-in capital in excess of par value	57,934	51,096
Treasury stock at cost, 85,478 and 79,667 shares, respectively	(837)	(778)
Accumulated distribution in excess of net investment income and net realized gain on investments	(3,829)	(2,762)
Net unrealized depreciation on investments	(7,424)	(6,874)
Total net assets	45,850	40,688
Total liabilities and net assets	$46,112	$42,381
Net asset value per share	$7.26	$7.34

The accompanying notes are an integral part of these financial statements.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)
(Unaudited)

	For the Three Months Ended June 30, 2015	For the Three Months Ended June 30, 2014	For the Six Months Ended June 30, 2015	For the Six Months Ended June 30, 2014
Investment income:
Interest from investments	$854	$848	$1,768	$1,558
Other income	558	103	558	103
Total investment income	$1,412	$951	$2,326	$1,661
Operating expenses:
Professional fees	134	78	230	136
Directors fees	12	13	30	27
Insurance	24	24	48	47
Management fees	229	168	444	335
Administrative services – related parties	54	12	108	24
General and administrative	214	262	512	416
Offering expense	40	22	96	136
Total operating expenses	707	579	1,468	1,121
Net investment income	$705	$372	$858	$540
Realized and unrealized gain (loss) on investments:
Net realized gain from investments	163	—	215	85
Net unrealized depreciation on investments	(526)	(951)	(550)	(1,218)
Net realized and unrealized gain (loss) on investments	(363)	(951)	(335)	(1,133)
Net increase (decrease) in net assets resulting from operations	$342	$(579)	$523	$(593)
Per share information – basic and diluted:
Net investment income	$0.11	$0.09	$0.14	$0.14
Net increase (decrease) in net assets resulting from operations	$0.06	$(0.14)	$0.09	$(0.16)
Weighted average common shares outstanding	6,199,493	4,054,473	5,965,660	3,749,965

The accompanying notes are an integral part of these financial statements.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

STATEMENTS OF CHANGES IN NET ASSETS
(in thousands, except share and per share data)
(Unaudited)

	For the Six Months Ended June 30, 2015	For the Six Months Ended June 30, 2014
Operations:
Net investment income	$858	$540
Net realized gain from investments	215	85
Net unrealized depreciation on investments	(550)	(1,218)
Net increase (decrease) in net assets from operations	523	(593)
Stockholder distributions:
Distributions from net investment income	(858)	(540)
Distributions from net realized gain on investments	(215)	(85)
Distributions from paid in capital	(1,067)	(761)
Net decrease in net assets from stockholder distributions	(2,140)	(1,386)
Capital share transactions:
Issuance of common stock, net of issuance costs	6,072	7,469
Reinvestment of stockholder distributions	766	481
Total investment contributions transferred in-kind	—	758
Treasury capital/redemptions	(59)	(330)
Net increase in net assets from capital share transactions	6,779	8,378
Total increase in net assets	5,162	6,399
Net assets at beginning of period	40,688	27,424
Net assets at end of period	$45,850	$33,823
Net asset value per common share	$7.26	$8.32
Common shares outstanding at end of period	6,313,300	4,067,009
Accumulated distribution in excess of net investment income and net realized gain on investments	$(3,829)	$(1,370)

The accompanying notes are an integral part of these financial statements.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

STATEMENTS OF CASH FLOWS
(in thousands, except share and per share data)
(Unaudited)

	For the Six Months Ended June 30, 2015	For the Six Months Ended June 30, 2014
Operating activities:
Net increase (decrease) in net assets from operations	$523	$(593)
Adjustments to reconcile net increase (decrease) in net assets from operations to net cash used in operating activities:
Paid-in-kind interest income	—	(15)
Net accretion of premium/discount on investments	49	(40)
Repayments of investments	12,295	7,330
Purchase of investments	(14,892)	(15,278)
Repayments of investments – money market	15,310	18,086
Purchase of investments – money market	(17,473)	(18,511)
Net realized gain from investments	(215)	(85)
Net unrealized depreciation on investments	550	1,218
(Increase) decrease in operating assets:
Interest receivable	160	(339)
Prepaid expenses	(24)	(35)
Due from related party	158	1,178
Origination fee receivable	(263)
Receivable for common stock purchased	614	974
Increase (decrease) in operating liabilities:
Payable for unsettled trades	(1,340)	(104)
Management fees Payable	(7)	(8)
Accounts payable and accrued liabilities	(109)	(45)
Net cash used in operating activities	(4,664)	(6,267)
Financing activities:
Proceeds from issuance of shares of common stock, net	6,072	7,469
Redemption of common stock	—	7
Stockholder distributions	(1,349)	(879)
Treasury stock	(59)	(330)
Net cash provided by financing activities	4,664	6,267
Net increase in cash and cash equivalents	—	—
Cash and cash equivalents, beginning of period	—	—
Cash and cash equivalents, end of period	$—	$—
Supplemental non-cash information:
DRIP distribution payable	$66	$44
Cash distribution payable	$122	$77
DRIP distribution paid	$766	$221

The accompanying notes are an integral part of these financial statements.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

SCHEDULE OF INVESTMENTS
(dollars and shares in thousands)
June 30, 2015
(Unaudited)

Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal No. of Shares	Amortized Cost	Fair Value	% of Net Assets
Senior Secured First Lien Debt – 22.7%(b)
American Media, Inc.	Media: Advertising, Printing & Publishing	11.50%, 12/15/2017	$1,320	$1,373	$1,356	2.9%
APX Group, Inc.	Services: Consumer	6.38%, 12/1/2019	825	825	800	1.8%
Caesars Entertainment Operating Co., Inc.(a)(d)	Hotel, Gaming & Leisure	11.25%, 6/1/2017	860	751	675	1.4%
EarthLink Holdings Corp.(a)	Telecommunications	7.38%, 6/1/2020	40	41	42	0.1%
Endeavour International Corp.(d)	Energy: Oil & Gas	12.00%, 3/1/2018	525	551	578	1.3%
EuraMax International, Inc.	Metals & Mining	9.50%, 4/1/2016	1,475	1,468	1,453	3.2%
Goodman Networks, Inc.	Telecommunications	12.13%, 7/1/2018	800	843	664	1.5%
Kratos Defense & Security Solutions, Inc.(a)	Aerospace and Defense	7.00%, 5/15/2019	1,550	1,346	1,412	3.0%
Ryerson Inc./Joseph T Ryerson & Son, Inc.	Metals & Mining	9.00%, 10/15/2017	1,315	1,366	1,325	2.9%
Titan International Inc.(a)	Automobile	6.88%, 10/1/2020	1,500	1,381	1,378	3.0%
Toys R Us Property Co II LLC	Retail	8.50%, 12/1/2017	725	734	728	1.6%
Sub Total Senior Secured First Lien Debt			$10,935	$10,679	$10,411	22.7%
Senior Secured Second Lien Debt – 5.4%(b)
Aspect Software, Inc.	Telecommunications	10.63%, 5/15/2017	$1,302	$1,318	$1,247	2.7%
Claire’s Stores, Inc.	Retail	8.88%, 3/15/2019	825	807	367	0.8%
Endeavour International Corp.(d)	Energy: Oil & Gas	12.00%, 6/1/2018	725	708	239	0.5%
Logan’s Roadhouse, Inc.	Beverage, Food & Tobacco	10.75%, 10/15/2017	770	743	570	1.2%
Saratoga Resources, Inc.(d)	Energy: Oil & Gas	12.50%, 7/1/2016	885	912	105	0.2%
Sub Total Senior Secured Second Lien Debt			$4,507	$4,488	$2,528	5.4%
Senior Unsecured Debt – 25.7%(b)
APX Group, Inc.	Services: Consumer	8.75%, 12/1/2020	$575	$554	$518	1.1%
Caesar’s Entertainment Corp.(a)(d)	Hotel, Gaming & Leisure	10.75%, 2/1/2016	495	451	129	0.3%
Clear Channel Communications	Media: Broadcasting & Subscription	10.00%, 1/15/2018	1,400	1,344	1,127	2.5%
Colt Defense LLC(d)	Aerospace and Defense	8.75%, 11/15/2017	1,253	1,029	367	0.8%
DynCorp International Inc.	Aerospace and Defense	10.38%, 7/1/2017	1,135	1,146	817	1.8%
EarthLink Holdings Corp.(a)	Telecommunications	8.88%, 5/15/2019	279	273	291	0.6%
Gymboree Corp.	Retail	9.13%, 12/1/2018	810	769	308	0.7%
Nuverra Environmental Solutions, Inc.	Environmental Industries	9.88%, 4/15/2018	1,325	1,356	994	2.2%
Ryerson Inc./Joseph T Ryerson & Son, Inc.	Metals & Mining	11.25%, 10/15/2018	1,500	1,532	1,515	3.3%
Seitel, Inc.	Energy: Oil & Gas	9.50%, 4/15/2019	1,575	1,574	1,437	3.1%
Sitel LLC/Sitel Finance Corp	Media: Advertising, Printing & Publishing	11.50%, 4/1/2018	1,450	1,413	1,272	2.8%
Suntech Power Holdings Company, Ltd.(a)(c)	Environmental Industries	3.00%, 5/15/2013	100	112	0	0.0%
Toys R Us Inc.	Retail	10.38%, 8/15/2017	860	820	735	1.6%
UCI International Inc	Automobile	8.63%, 2/15/2019	1,400	1,362	1,246	2.7%
Visant Corp.	Media: Advertising, Printing & Publishing	10.00%, 10/1/2017	1,275	1,237	1,016	2.2%
Sub Total Senior Unsecured Debt			$15,432	$14,972	$11,772	25.7%

The accompanying notes are an integral part of these financial statements.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

SCHEDULE OF INVESTMENTS – (continued)
(dollars and shares in thousands)
June 30, 2015
(Unaudited)

Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal No. of Shares	Amortized Cost	Fair Value	% of Net Assets
Senior Subordinated Debt – 7.4%(b)
Affinion Group, Inc.	Media: Advertising, Printing & Publishing	13.50%, 8/15/2018	$816	$717	$359	0.8%
Central Garden and Pet Co.	Retail	8.25%, 3/1/2018	1,246	1,278	1,276	2.8%
Claires Stores, Inc	Retail	10.50%, 6/1/2017	715	712	436	1.0%
DJO Finance, LLC.	Healthcare & Pharmaceuticals	9.75%, 10/15/2017	1,265	1,328	1,297	2.8%
QuickSilver Resources, Inc.(d)	Energy: Oil & Gas	7.13%, 4/1/2016	890	843	2	0.0%
Sub Total Senior Subordinated Debt			$4,932	$4,878	$3,370	7.4%
Equity Securities – 25.2%(b)
Education Management LLC(d)	Services: Consumer	Common stock	2,530	$4	$382	0.8%
Education Management LLC(d)	Services: Consumer	Warrants	1,554	876	498	1.1%
NII Holdings, Inc.(d)	Telecommunications	Common stock	17	768	280	0.6%
Relativity Media, LLC(e)	Media: Diversified & Production	Preferred stock	832	10,400	10,400	22.7%
Sub Total Equity Securities				$12,048	$11,560	25.2%
Investments – Money Market – 11.5%(b)
Investments – U.S. Bank Money Market		0.03%	5,267	$5,267	$5,267	11.5%
Sub Total Investments – Money Market				$5,267	$5,267	11.5%
TOTAL INVESTMENTS – 97.9%(b)				$52,332	$44,908	97.9%

(a)	Represents a non-qualifying investment as defined under Section 55 (a) of the Investment Company Act of 1940, as amended. Non-qualifying assets represent 8.7% of the Company’s portfolio at fair value. As a BDC, the Company can only invest 30% of its portfolio in non-qualifying asstes.
(b)	Percentages are based on net assets of $45,850 as of June 30, 2015.
(c)	Non-U.S. company. The principal place of business for Suntech Power Holdings Company, Ltd. Is China. Non-income producing as of June 30, 2015.
(d)	Non-income producing as of June 30, 2015.
(e)	The Class E Units are entitled to PIK dividends at the rate of 12.5% per annum, payable in additional Class E Units. The PIK dividends accrue quarterly in advance on the first day of each quarter, but are only issuable immediately prior to the mandatory redemption of the Class E Units, and are not issuable upon a conversion of the Class E Units to other equity interests of the issuer.

The accompanying notes are an integral part of these financial statements.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

SCHEDULE OF INVESTMENTS
(dollars and shares in thousands)
December 31, 2014

Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal No. of Shares	Amortized Cost	Fair Value	% of Net Assets
Senior Secured First Lien Debt – 28.8%(b)
Accuride Corp.	Consumer Goods: Durable	9.50%, 8/1/2018	$1,400	$1,435	$1,442	3.5%
American Media, Inc.	Media: Advertising, Printing & Publishing	11.50%, 12/15/2017	1,320	1,382	1,307	3.2%
APX Group, Inc.	Services: Consumer	6.38%, 12/1/2019	825	825	790	1.9%
Caesars Entertainment Operating Co., Inc.(a)	Hotel, Gaming & Leisure	11.25%, 6/1/2017	860	765	630	1.5%
Cambrium Learning Group, Inc.	Services: Consumer	9.75%, 2/15/2017	1,375	1,392	1,347	3.3%
EarthLink Holdings Corp.(a)	Telecommunications	7.38%, 6/1/2020	40	41	41	0.1%
Endeavour International Corp.(d)	Energy: Oil & Gas	12.00%, 3/1/2018	525	551	578	1.4%
EuraMax International, Inc.	Metals & Mining	9.50%, 4/1/2016	1,475	1,464	1,371	3.4%
Goodman Networks, Inc.	Telecommunications	12.13%, 7/1/2018	800	849	826	2.0%
Kratos Defense & Security Solutions, Inc.(a)	Aerospace and Defense	7.00%, 5/15/2019	1,550	1,325	1,318	3.3%
Ryerson Inc./Joseph T Ryerson & Son, Inc.	Metals & Mining	9.00%, 10/15/2017	1,315	1,376	1,351	3.4%
Toys R Us Property Co II LLC	Retail	8.50%, 12/1/2017	725	736	720	1.8%
Sub Total Senior Secured First Lien Debt			$12,210	$12,141	$11,721	28.8%
Senior Secured Second Lien Debt – 14.0%(b)
Aspect Software, Inc.	Telecommunications	10.63%, 5/15/2017	$1,302	$1,322	$1,230	3.0%
Bon-ton Department Stores, Inc.	Retail	10.63%, 7/15/2017	1,390	1,384	1,383	3.4%
Claire’s Stores, Inc.	Retail	8.88%, 3/15/2019	825	805	668	1.6%
Endeavour International Corp.(d)	Energy: Oil & Gas	12.00%, 6/1/2018	725	708	239	0.6%
Logan’s Roadhouse, Inc.	Beverage, Food & Tobacco	10.75%, 10/15/2017	770	738	566	1.4%
Radiation Therapy Services, Inc.	Healthcare & Pharmaceuticals	8.88%, 1/15/2017	1,285	1,277	1,298	3.2%
Saratoga Resources, Inc.	Energy: Oil & Gas	12.50%, 7/1/2016	885	897	310	0.8%
Sub Total Senior Secured Second Lien Debt			$7,182	$7,131	$5,694	14.0%
Senior Unsecured Debt – 37.2%(b)
APX Group, Inc.	Services: Consumer	8.75%, 12/1/2020	$575	$553	$486	1.2%
Armored Autogroup, Inc.	Consumer Goods: Durable	9.25%, 11/1/2018	1,250	1,247	1,244	3.1%
Caesar’s Entertainment Corp.(a)	Hotel, Gaming & Leisure	10.75%, 2/1/2016	495	475	74	0.2%
Cenveo Corp.	Services: Business	11.50%, 5/15/2017	1,571	1,576	1,430	3.5%
Clear Channel Communications	Media: Broadcasting & Subscription	10.00%, 1/15/2018	1,400	1,335	1,200	2.9%
Colt Defense LLC	Aerospace and Defense	8.75%, 11/15/2017	1,253	1,073	507	1.2%
DynCorp International Inc.	Aerospace and Defense	10.38%, 7/1/2017	1,135	1,148	965	2.4%
EarthLink Holdings Corp.(a)	Telecommunications	8.88%, 5/15/2019	375	366	370	0.9%
Gentiva Health Services, Inc.	Healthcare & Pharmaceuticals	11.50%, 9/1/2018	925	967	984	2.4%
Gymboree Corp.	Retail	9.13%, 12/1/2018	810	764	312	0.8%
Hutchinson Technology, Inc.	High Tech Industries	8.50%, 1/15/2026,
	puttable on 01/15/2015		858	819	858	2.1%
NII Capital Corp.(d)	Telecommunications	10.00%, 8/15/2016	960	921	331	0.8%
Nuverra Environmental Solutions, Inc.	Environmental Industries	9.88%, 4/15/2018	1,325	1,361	795	2.0%
Seitel, Inc.	Energy: Oil & Gas	9.50%, 4/15/2019	1,575	1,574	1,307	3.2%
Sitel LLC/Sitel Finance Corp	Media: Advertising, Printing & Publishing	11.50%, 4/1/2018	1,450	1,413	1,138	2.8%
Suntech Power Holdings Company, Ltd.(a)(c)	Environmental Industries	3.00%, 5/15/2013	100	107	1	0.0%
Toys R Us Inc.	Retail	10.38%, 8/15/2017	860	821	684	1.7%
UCI International Inc	Automobile	8.63%, 2/15/2019	1,400	1,358	1,337	3.3%
Visant Corp.	Media: Advertising, Printing & Publishing	10.00%, 10/1/2017	1,275	1,238	1,106	2.7%
Sub Total Senior Unsecured Debt			$19,592	$19,116	$15,129	37.2%

The accompanying notes are an integral part of these financial statements.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

SCHEDULE OF INVESTMENTS – (continued)
(dollars in thousands)
December 31, 2014

Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal No. of Shares	Amortized Cost	Fair Value	% of Net Assets
Senior Subordinated Debt – 9.8%(b)
Affinion Group, Inc.	Media: Advertising, Printing & Publishing	13.50%, 8/15/2018	$816	$707	$612	1.5%
Central Garden and Pet Co.	Retail	8.25%, 3/1/2018	1,400	1,440	1,411	3.4%
Claires Stores, Inc	Retail	10.50%, 6/1/2017	715	711	651	1.6%
DJO Finance, LLC.	Healthcare & Pharmaceuticals	9.75%, 10/15/2017	1,265	1,313	1,265	3.1%
QuickSilver Resources, Inc.	Energy: Oil & Gas	7.13%, 4/1/2016	890	863	71	0.2%
Sub Total Senior Subordinated Debt			$5,086	$5,034	$4,010	9.8%
Equity Securities – 2.1%(b)
Education Management LLC	Services: Consumer	Common stock	874	$880	$874	2.1%
Sub Total Equity Securities				$880	$874	2.1%
Investments – Money Market – 7.7%(b)
Investments – U.S. Bank Money Market		0.03%	3,104	$3,104	$3,104	7.7%
Sub Total Investments – Money Market				$3,104	$3,104	7.7%
TOTAL INVESTMENTS – 99.6%(b)				$47,406	$40,532	99.6%

(a)	All of our investments are issued by eligible U.S. portfolio companies, as defined in the Investment Company Act of 1940, except for Caesar's Entertainment Corp., Earthlink Holdings Corp., Kratos Defense & Security Solutions, Inc., and Suntech Power Holdings Company, Ltd. Non-qualifying assets represent 6.0% of the Company's portfolio at fair value. As a BDC, the Company can only invest 30% of its portfolio in non-qualifying assets.
(b)	Percentages are based on net assets of $40,688 as of December 31, 2014.
(c)	Non-U.S. company. The principal place of business for Suntech Power Holdings Company, Ltd. Is China. Non-income producing as of December 31, 2014.
(d)	Non-income producing as of December 31, 2014.

The accompanying notes are an integral part of these financial statements.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 1. Nature of Operations

VII Peaks Co-OptivistTM Income BDC II, Inc. (the “Fund” or “we”), a Maryland corporation formed in August 3, 2011, is an externally managed, non-diversified closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended, or (“1940 Act”). In addition, we have elected to be treated for federal income tax purpose, and intend to qualify annually, as a regulated investment company, or (“RIC”), under Subchapter M of the Internal Revenue Code of 1986, as amended, or (the “Code”).

We are managed by VII Peaks Capital, LLC, or our (“Manager”), which is registered as an investment adviser with the Securities and Exchange Commission, or (“SEC”). Our Manager is responsible for sourcing potential investments, analyzing investment opportunities, structuring our investments, and monitoring our investments and portfolio companies on an ongoing basis.

On August 9, 2011, we filed a registration statement on Form N-2 to sell up to 75,000,000 shares of common stock, $0.001 par value per share, at an initial public offering price of $10.00 per share. The registration statement was declared effective by the SEC on March 1, 2012. We commenced operations when we raised gross offering proceeds of over $1.0 million, all of which was from persons who were not affiliated with us or our manager by one year from the date the registration statement was declared effective by the SEC. Prior to the successful satisfaction of that condition, all subscription payments were placed in an account held by the escrow agent, UMB Bank, N.A., in trust for the benefit of our subscribers, pending release to us. We achieved the minimum offering requirement on July 10, 2012 and commenced operations on such date. As of June 30, 2015, we issued 6.3 million shares of common stock, including 0.3 million shares under our distribution reinvestment plan (“DRIP”) and less 0.09 million shares redeemed under our tender offer. Gross proceeds from our common stock issuances total $63.4 million, including $2.6 million under our DRIP less $0.8 million paid to redeem shares in our quarterly tender offers.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Fund included herein were prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, these financial statements include all adjustments, consisting only of normal recurring adjustments and accruals, necessary for a fair presentation of the results for the interim period. This Form 10-Q should be read in conjunction with the Fund’s annual report on Form 10-K/A for the year ended December 31, 2014, which was filed with the SEC on July 16, 2015. The current period’s results of operations will not necessarily be indicative of results that ultimately may be achieved for the fiscal year ending December 31, 2015.

Use of Estimates in the Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and income, gains (losses) and expenses during the period reported. Actual results could differ materially from those estimates.

Investments — Money Market

The Fund has classified its money market investments as investments carried at fair value.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 2. Summary of Significant Accounting Policies  – (continued)

Organizational and Offering Costs

The Fund is a closed-end fund with a continuous offering period. Under the investment advisory agreement between the Fund and the Manager, our Manager fronts the initial cost of the organizational and offering expenses which are reimbursable by the Fund with up to 1.5% of the gross offering proceeds. The Fund expenses organizational and offering costs as they become payable under the investment advisory agreement.

U.S. Federal Income Taxes

The Fund has elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code and to operate in a manner so as to qualify for the tax treatment applicable to RICs. In order to qualify as a RIC, among other things, the Fund is required to annually distribute to its stockholders at least 90% of investment company taxable income, as defined by the Code. So long as the Fund maintains its status as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its stockholders as distributions. Rather, any tax liability related to income earned by the Fund represents obligations of the Fund’s investors and will not be reflected in the financial statements of the Fund. The Fund will also be subject to nondeductible federal excise taxes if it does not distribute at least 98% of net ordinary income, 98.2% of capital gain net income, if any, and any recognized and undistributed income from prior years for which it paid no federal income taxes.

The Fund has evaluated the implications of Accounting Standards Codification (“ASC”) Topic 740, for all open tax years and in all major tax jurisdictions, and determined that there is no material impact on the financial statements. The Fund continues to remain subject to examination by U.S. federal and state authorities for the years 2011 through 2014.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, “Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)”. The guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. Sufficient information must be provided to permit reconciliation of the fair value of assets categorized within the fair value hierarchy to the amounts presented in the Statements of Assets and Liabilities. The guidance is required to be presented for annual periods beginning after December 15, 2015, and for interim periods within those fiscal years. Management is currently reviewing the requirements and believes the adoption of the ASU will not have a material impact on its financial statements.

In June 2014, the FASB issued ASU No. 2014-11 “Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures.” ASU No. 2014-11 makes limited changes to the accounting for repurchase agreements, clarifies when repurchase agreements and securities lending transactions should be accounted for as secured borrowings, and requires additional disclosures regarding these types of transactions. The guidance is effective for fiscal years beginning on or after December 15, 2014, and for interim periods within those fiscal years. Management is currently evaluating the impact these changes will have on the Fund’s financial statement disclosures. Management evaluated the accounting pronouncement and noted no material impact.

In May 2014, the FASB issued ASU No. 2014-09, Revenue with Contracts from Customers. ASU No. 2014-09 provides clarification on the principles to recognize revenue and to develop a common standard between GAAP and IFRS. The standard is effective for the Fund for annual reporting periods beginning after December 15, 2016, including interim periods. In April 2015, the FASB has voted for a one year deferral of the effective date.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 2. Summary of Significant Accounting Policies  – (continued)

Revenue Recognition

We generate investment income in the form of interest and fees earned on senior secured loans, senior secured notes, subordinated debt, senior unsecured debt and collateralized securities in our portfolio. The level of income we receive is directly related to the balance of collectible income producing investments multiplied by the weighted average yield of our investments. Coupon interest income is adjusted for the amortization of premiums and accretion of discounts. We record interest income on an accrual basis to the extent that we expect to collect such amounts. We expect the dollar amount of interest and any dividend income that we earn to increase as the size of our investment portfolio increases.

For loans and debt securities with contractual payment-in-kind (“PIK”) interest, which represents contractual interest accrued and added to the principal balance, we generally will not accrue PIK interest for accounting purposes if the portfolio company valuation indicates that such PIK interest is not collectible. We do not accrue as a receivable interest on loans and debt securities for accounting purposes if we have reason to doubt our ability to collect such interest. Original issue discounts, market discounts or premiums are accreted or amortized using the effective interest method as interest income. We record prepayment premiums on loans and debt securities as interest income. Dividend income, if any, is recognized on an accrual basis to the extent that we expect to collect such amount.

Our total investment income was $1.4 million and $2.3 million for the three and six months ended June 30, 2015, as compared to $1.0 million and $1.7 million for the three and six months ended June 30, 2014, respectively.

For the six months ended June 30, 2015, eight of the investments in the portfolio did not accrue interest as the issuers were in default of the coupon payment for more than the thirty day grace period. Interest income was accrued through the date of the last coupon payment received for these investments. These eight are Colt Defense LLC, 8.75%, November 15, 2017; Caesars Entertainment Corp, 11.25%, June 1, 2017; Caesars Entertainment Corp, 10.75%, February 1, 2016; Endeavour International Corp., 12%, March 1, 2018; Endeavour International Corp., 12%, June 1, 2018; QuickSilver Resources, Inc., 7.13%, April 1, 2016; Saratoga Resources, Inc., 12.50% July 1, 2016; and Suntech Power Holdings Company, Ltd., 3%, May 15, 2013. Two other investments, Education Management, LLC and NII Holdings were restructured as a private equity instruments, and no longer have income producing attributes.

Expense Reimbursement Agreement

We entered into an expense reimbursement agreement with our prior manager under which the prior manager agreed to reimburse us for certain U.S. GAAP compliant expenses recognized on our quarterly financial statements for 2012, retroactive to the date of formation on August 3, 2011. In 2013, the expense reimbursement agreement was modified to exclude management fees and incentive fees payable to the prior manager effective as of January 1, 2013. The expense reimbursement agreement allowed the prior manager and us to offset the related receivables from and payables to each other resulting in a net receivable, or payable position. Our prior manager was obligated to reimburse us for zero as of December 31, 2014 and $0.8 million as of December 31, 2013.

On August 20, 2013, we terminated our investment management agreement and expense reimbursement agreement with our prior manager, and entered into a new investment management agreement with our current Manager. Our current Manager has not entered into an expense reimbursement agreement with us, but agreed to assume the prior manager’s obligation to pay us the $1.3 million which had accrued under the prior manager’s expense reimbursement agreement. In consideration for such assumption, we have agreed to pay our current Manager any amounts otherwise due our prior manager for organization and offering expenses

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 2. Summary of Significant Accounting Policies  – (continued)

funded by our prior manager, subject to the limitation that such organization and offering costs may only be reimbursed to the extent of 1.5% of offering proceeds.

During the year ended December 31, 2014, our Manager paid in full the due from affiliate balance of $1.3 million plus interest of $0.1 million on such amount at the rate of 7.35% per annum.

Note 3. Valuation of Portfolio Investments

The investment portfolio is recorded on a trade date basis. The Fund determines the net asset value of its investment portfolio each quarter. Securities that are publicly-traded are valued at the reported closing price on the valuation date. Thirty-six of the forty investments were valued using the closing market price at period end June 30, 2015. The exceptions were the investments in equity and warrants of Education Management LLC; Endeavour International Corp., 12% notes due March 1, 2018; Endeavour International Corp., 12% notes due June 1, 2018; and preferred equity investment in Relativity Media. The market did not have a sufficient amount of trades to use the quoted price for these positions.

Securities that are not publicly-traded are valued at fair value as determined in good faith by the Board of Directors, or a committee thereof. In connection with that determination, the Manager will prepare portfolio company valuations using relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, the most recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services. With respect to investments for which market quotations are not readily available, the Fund will undertake a multi-step valuation process each quarter, as described below:

•	the quarterly valuation process begins with each portfolio company or investment being initially valued by members of the investment committee, with such valuation taking into account information received from an independent valuation firm, if applicable;
•	preliminary valuation conclusions are then documented and discussed with the members of the Board of Directors, or committee thereof; and
•	the Board of Directors, or committee thereof, discusses valuations and determines the fair value of each investment in the portfolio in good faith based on various statistical and other factors, including the input and recommendation of members of the investment committee and any third-party valuation firm, if applicable.

Investments are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present value amount (discounted) calculated based on an appropriate discount rate. The measurement is based on the net present value indicated by current market expectations about those future amounts.

In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, mergers and acquisition comparables, the principal market and enterprise values, among other factors.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 3. Valuation of Portfolio Investments  – (continued)

The Fund has adopted FASB ASC Topic 820, Fair Value Measurements and Disclosures (formerly Statement of Financial Accounting Standards No. 157, Fair Value Measurements), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements.

ASC Topic 820 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of market participants. ASC Topic 820 provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. In addition, ASC Topic 820 provides a framework for measuring fair value and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels of valuation hierarchy established by ASC Topic 820 are defined as follows:

Level 1:  Quoted prices in active markets for identical assets or liabilities, accessible by the Fund at the measurement date.

Level 2:  Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices. USBank is the fund custodian. Through USBank, the fund uses FT Interactive, a third party valuation firm, to price the notes. The prices are reviewed by the CEO.

Level 3:  Unobservable inputs for the asset or liability. These investments for the fund are three equity securities, a Senior Secured First Lien Note, and a Senior Secured Lien Note. Two of the equity investments have been issued by a company with terms settled. Their fair value was determined by their relative amount of the total company enterprise value. The other equity investment is being carried at cost since we just completed the transaction. The terms of Senior Secured First Lien Note and Senior Secured Second Lien Note, however, have not been finalized. The fair value was derived from the relative amounts of the notes to the total enterprise value as indicated would be the intended restructuring by the issuer.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement.

The following table presents fair value measurements of investments, by major class, as of June 30, 2015, according to the fair value hierarchy (dollars in thousands):

	Level 1	Level 2	Level 3	Total
Investments – Money Market	$5,267	$—	$—	$5,267
Senior Secured First Lien Debt	—	9,833	578	10,411
Senior Secured Second Lien Debt	—	2,289	239	2,528
Senior Unsecured Debt	—	11,772	—	11,772
Senior Subordinated Debt	—	3,370	—	3,370
Equity Securities	—	280	11,280	11,560
Total	$5,267	$27,544	$12,097	$44,908

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 3. Valuation of Portfolio Investments  – (continued)

The following table presents fair value measurements of investments, by major class, as of December 31, 2014, according to the fair value hierarchy (dollars in thousands):

	Level 1	Level 2	Level 3	Total
Investments – Money Market	$3,104	$—	$—	$3,104
Senior Secured First Lien Debt	—	11,143	578	11,721
Senior Secured Second Lien Debt	—	5,455	239	5,694
Senior Unsecured Debt	—	15,129	—	15,129
Senior Subordinated Debt	—	4,010	—	4,010
Equity Securities	—	—	874	874
Total	$3,104	$35,737	$1,691	$40,532

During the three month period ended June 30, 2015, Saratoga Resources, Inc., 12.50%, July 1, 2016 was transferred from Level 3 to Level 2.

There were three transfers between levels for the period ended December 31, 2014. One transfer was Education Management, LLC, originally, 15%, July 1, 2018. The interest bearing note was restructured by the company to a non-interest bearing private equity holding. The other transfers were two Endeavour International notes. The first note had a March 1, 2018 maturity date and 12% coupon. The second note had a June 1, 2018 maturity date and 12% coupon.

During the year ended December 31, 2014, the following were the transfers in or out of levels:

	Level 1	Level 2	Level 3	Total
Senior Secured First Lien Debt	$—	$(578)	$578	$—
Senior Secured Second Lien Debt	—	(239)	239	—
Equity Securities	—	(874)	874	—
Total	$—	$(1,691)	$1,691	$—

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Fund has classified within the Level 3 category. As a result, the net unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

Changes in Level 3 assets measured at fair value for the six months ended June 30, 2015 are as follows:

	Fair Value at December 31, 2014	Purchases (Sales and Settlement)	Amortization and Accretion of Fixed Income Premiums and Discounts	Realized and Unrealized Gains (Losses)	Fair Value at June 30, 2015	Change in Unrealized Gains and (Losses) for Investments held as of June 30, 2015
Senior Secured First Lien Debt	$578	$—	$—	$—	$578	$—
Senior Secured Second Lien Debt	239	—	—	—	239	—
Equity Securities	874	10,400	—	6	11,280	6
Total	$1,691	$10,400	$—	$6	$12,097	$6

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 3. Valuation of Portfolio Investments  – (continued)

Changes in Level 3 assets measured at fair value for the year ended December 31, 2014 are as follows:

	Fair Value at December 31, 2013	Purchases (Sales and Settlement)	Amortization and Accretion of Fixed Income Premiums and Discounts	Realized and Unrealized Gains (Losses)	Fair Value at December 31, 2014	Change in Unrealized Gains and (Losses) for Investments held as of December 31, 2014
Senior Secured First Lien Debt	$539	$25	$—	$14	$578	$14
Senior Secured Second Lien Debt	655	—	—	(416)	239	(416)
Equity Securities	293	648	—	(67)	874	(67)
Total	$1,487	$673	$—	$(469)	$1,691	$(469)

Realized and unrealized gains and losses are included in net realized gain (loss) on investments and net change in unrealized gain (loss) on investments in the Statement of Operations. There was no change in unrealized losses for Level 3 investments still held as of June 30, 2015.

The following table provides quantitative information regarding Level 3 fair value measurements as of June 30, 2015 (dollars in thousands):

	Fair Value	Valuation Technique	Unobservable Input	Mean	Range
					Minimum	Maximum
Senior Secured First Lien Debt	$578	Liquidation	Transaction Value	$578	$578	$578
Senior Secured Second Lien Debt	239	Liquidation	Transaction Value	258	239	275
Equity Securities	11,280	Liquidation	Transaction Value	11,543	11,280	11,816
Total	$12,097

The following table provides quantitative information regarding Level 3 fair value measurements as of December 31, 2014 (dollars in thousands):

	Fair Value	Valuation Technique	Unobservable Input	Mean	Range
					Minimum	Maximum
Senior Secured First Lien Debt	$578	Liquidation	Transaction Value	$578	$578	$578
Senior Secured Second Lien Debt	239	Liquidation	Transaction Value	258	239	275
Equity Securities	874	Liquidation	Transaction Value	1,143	870	1,416
Total	$1,691

The primary significant unobservable input used in the fair value measurement of the Fund’s equity securities is the completion of an exchange offer by the issuer in October 2014, whereby issuer completed the exchange of 94% of its indebtedness into shares of preferred stock and warrants that represent ownership of 96% of the company. The Fund believes that the value of the notes were artificially depressed by the heavy debt load carried by the issuer, which created a threat of default and bankruptcy. The issuer’s fundamentals for the year ended June 30, 2014 reflect that it had an operating loss only as a result of impairments taken against long-term assets, and that it had a positive cash flow from operations. As a result, the Fund determined that

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 3. Valuation of Portfolio Investments  – (continued)

the preferred shares and warrants into which the notes were converted should be worth at least the face value of the notes based upon the recent operating performance of the company. The primary significant unobservable input used in the fair value measurement of the Fund’s Senior Secured First Lien and one of the Senior Secured Second Lien was the terms of the restructuring offered by the issuer, not yet final. The primary significant unobservable input used in the fair value measurement of the Fund’s other Senior Secured Second Lien was the relevant trades (over $100,000) that occurred during the first two quarters in 2015 in the secondary market.

The composition of the Fund’s investments as of June 30, 2015, at amortized cost and fair value were as follows (dollars in thousands):

	Investments at Amortized Cost	Investments at Fair Value	Fair Value Percentage of Total Portfolio
Investments – Money Market	$5,267	$5,267	11.7%
Senior Secured First Lien Debt	10,679	10,411	23.2
Senior Secured Second Lien Debt	4,488	2,528	5.6
Senior Unsecured Debt	14,972	11,772	26.2
Senior Subordinated Debt	4,878	3,370	7.5
Equity Securities	12,048	11,560	25.8
Total	$52,332	$44,908	100.0%

The composition of the Fund’s investments as of December 31, 2014, at amortized cost and fair value were as follows (dollars in thousands):

	Investments at Amortized Cost	Investments at Fair Value	Fair Value Percentage of Total Portfolio
Investments – Money Market	$3,104	$3,104	7.7%
Senior Secured First Lien Debt	12,141	11,721	28.9
Senior Secured Second Lien Debt	7,131	5,694	14.0
Senior Unsecured Debt	19,116	15,129	37.3
Senior Subordinated Debt	5,034	4,010	9.9
Equity Securities	880	874	2.2
Total	$47,406	$40,532	100.0%

Note 4. Related Party Transactions

We have entered into agreements with the Manager, whereby we pay it certain fees and reimbursements. These include payments to our Manager for reimbursement of initial organization and offering costs, as well as payments for certain services that include, but are not limited to, the identification, execution, and management of our investments and also the management of our day-to-day operations provided to us by our Manager.

As a business development company, we are subject to certain regulatory restrictions in making our investments. For example, we generally are not permitted to co-invest with certain entities affiliated with our Manager in transactions originated by our Manager or its affiliates unless we obtain an exemptive order from the SEC or co-invest alongside our Manager or its affiliates in accordance with existing regulatory guidance and our allocation policy. Under existing regulatory guidance, we are permitted to, and may co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 4. Related Party Transactions  – (continued)

We may seek exemptive relief from the SEC to engage in co-investment transactions with our Manager and/or its affiliates. However, there can be no assurance that we will obtain such exemptive relief, if requested. Even if we receive exemptive relief, neither our Manager nor its affiliates are obligated to offer us the right to participate in any transactions originated by them. Prior to obtaining exemptive relief, we may co-invest alongside our Manager or its affiliates only in accordance with existing regulatory guidance and our allocation policy.

Investment Advisory Agreement

The Fund has entered into an investment advisory agreement with the Manager to manage the Fund’s investment activities. Pursuant to the investment advisory agreement, the Manager implements the Fund’s business strategy on a day-to-day basis and performs certain services for us, subject to oversight by our Board of Directors, or a committee thereof. The Manager is responsible for, among other duties, determining investment criteria, sourcing, analyzing and executing investment transactions, asset sales, financings and performing asset management duties. Under the investment advisory agreement, the Manager is entitled to a base management and incentive fee as outlined in the investment advisory agreement with the Fund. The base management fee is 2% of net assets below $100 million; 1.75% of net assets between $100 million and $250 million; and 1.5% of net assets over $250 million. For the three and six months ended June 30, 2015, the Fund incurred $0.2 million and $0.4 million of base management fees, respectively. For the three and six months ended June 30, 2014, the Fund incurred $0.2 million and $0.3 million of base management fees, respectively.

The incentive fee has two parts. The first part, the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon the Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter. The subordinated incentive fee on income is 20% of pre-incentive net investment income subject to a quarterly return to investors, expressed as a rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 2.0% (8.0% annualized). The second part of the incentive fee, the incentive fee on capital gains, is an incentive fee on capital gains earned on liquidated investments from the portfolio and is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement). This fee equals 20% of the Fund’s incentive fee capital gains, which will equal the Fund’s realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. For the three and six months ended June 30, 2015 and 2014, the Fund did not incur any incentive fees related to net investment income or capital gains.

Under U.S. GAAP, the Fund calculates capital gains incentive fees as if the Fund had realized all assets at their fair values and liabilities at their settlement amounts as of the reporting date. U.S. GAAP requires that the capital gains incentive fee accrual assume the cumulative aggregate unrealized capital appreciation is realized, even though such unrealized capital appreciation is not payable under the investment advisory agreement. Accordingly, the Fund accrues a provisional capital gains incentive fee taking into account any unrealized gains or losses. There can be no assurance that such unrealized capital appreciation will be realized in the future and that the provisional capital gains incentive fee will become payable.

Under the investment advisory agreement, the Manager bears all initial offering and organizational expenses. Pursuant to the terms of the investment advisory agreement, the Fund has agreed to reimburse the Manager for any such organizational and offering expenses incurred by the Manager not to exceed 1.5% of the gross subscriptions raised by the Fund over the course of the offering period, which is currently scheduled to terminate two years from the initial offering date, unless extended. From each sale of common stock, the Fund pays the Manager the lesser of 1.5% of the gross offering proceeds or the amount of unreimbursed

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 4. Related Party Transactions  – (continued)

offering and organizational expenses incurred by the Manager. The Fund expenses organizational and offering costs as they become payable to the Manager under the investment advisory agreement.

The Manager agreed to assume and pay the Fund all amounts due the Fund from the prior manager as reflected in the Fund’s books and records as of August 20, 2013, including any amounts due under the expense reimbursement agreement between the Fund and the prior manager. The Fund agreed to pay the Manager any reimbursable organization and offering expenses incurred by the prior manager which the Fund would otherwise be obligated to reimburse the prior manager from future sales of the Fund’s securities, beginning with any sales of securities occurring after Augusts 20, 2013, subject to the limitation that such organization and offering costs may only be reimbursed to the extent of 1.5% of offering proceeds.

From time to time, the Fund has paid directly certain expenses that were classified as organization or offering expenses that should have been borne by the prior manager and for which the prior manager is obligated to reimburse the Fund. As of June 30, 2015 and December 31, 2014, the unreimbursed amount of organization and offering expenses was $9,000 and $0.2 million, respectively, which amount is included in “Due from related party” on the Fund’s balance sheet as of that date.

Administration Agreement

Our Manager serves as our administrator. Pursuant to an administration agreement, our Manager furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Under the administration agreement, our Manager also performs, or oversees the performance of, our required administrative services, which include, among other things, transfer agency and other service providers supervision and oversight, preparation and supervision of the financial records for which we are required to maintain for SEC reporting, stockholder reporting and other Fund needs, implementation and supervision of a robust compliance program and oversight and administration of the quarterly share repurchase program. In addition, our Manager assists us in activities which include, among other things, performance and supervision of investor relations, Fund Board of Director communication and reporting, determining and publishing our net asset value, overseeing the preparation and filing of our tax returns, the communication, printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and other events such as distributions, and the performance of administrative and professional services rendered to us by others. Under the administration agreement, we are obligated to reimburse our Manager for our allocable portion of our Manager’s overhead in performing its obligations under the administration agreement, including rent, the fees and expenses associated with overseeing and performing the compliance functions and our allocable portion of the compensation of our chief financial officer, chief compliance officer and any administrative support staff; however, to date, cost of the chief financial officer, fund administration accounting and the chief compliance officer are charged directly to the Fund. Under the administration agreement, our Manager will also provide on our behalf managerial assistance to those portfolio companies that request such assistance. The administration agreement also provides the reimbursement to the Fund by the Manager for the Manager’s share of the Directors and Officers insurance, which is paid by the Fund in full. The administration agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party.

The administration agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, our Manager and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of our Manager’s services under the administration agreement or otherwise as administrator for us.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 4. Related Party Transactions  – (continued)

Under the administration agreement, our Manager will also provide on our behalf managerial assistance to portfolio companies that request such assistance. The amount of reimbursements to our Manager or services charged directly are captured in the Statement of Operations under “Administrative Services”. During the three and six months ended June 30, 2015, the Fund reimbursed the Manager or was charged directly for $0.05 million and $0.1 million in administration expenses under the administration agreement, respectively. During the three and six months ended June 30, 2014, the Fund reimbursed the Manager or was charged directly for $0.01 million and $0.02 million in administration expenses under the administration agreement, respectively.

Note 5. Common Stock

Initially, the Manager purchased 111 and 22,222 shares of common stock on August 31, 2011 and December 31, 2011, respectively. These shares were purchased at a price of $9.00 per share, which represents the initial public offering (“IPO”) price of $10.00 per share, net of selling commissions and dealer manager fees. The Manager sold these shares on June 27, 2014.

On July 10, 2012, the Fund had raised sufficient proceeds to break escrow on its IPO and through December 31, 2014, the Fund had sold 5.5 million shares of common stock for gross proceeds of $55.5 million, including the purchases made by the Manager.

During the six months ended June 30, 2015, the Fund sold 767,007 shares of common stock in its offering for net proceeds of $6.1 million.

Note 6. Earnings (Loss) Per Share

In accordance with the provisions of FASB ASC 260, “Earnings per Share” (“ASC 260”), basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of shares outstanding during the period. Other potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis.

The following information sets forth the computation of the weighted average basic and diluted net increase (decrease) in net assets per share from operations for the three and six months ended June 30, 2015 and 2014 (dollars in thousands except share and per share amounts):

	For the three months ended June 30, 2015	For the three months ended June 30, 2014
Basic and diluted
Net increase (decrease) in net assets resulting from operations	$342	$(579)
Weighted average common shares outstanding	6,199,493	4,054,473
Net increase (decrease) in net assets resulting from operations per share	$0.06	$(0.14)

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 6. Earnings (Loss) Per Share  – (continued)

	For the six months ended June 30, 2015	For the six months ended June 30, 2014
Basic and diluted
Net increase (decrease) in net assets resulting from operations	$523	$(593)
Weighted average common shares outstanding	5,965,660	3,749,965
Net increase (decrease) in net assets resulting from operations per share	$0.09	$(0.16)

The Fund had no potentially dilutive securities as of June 30, 2015 or June 30, 2014, resulting in the same number of shares for basic and diluted.

Note 7. Tender Offer Program

We do not currently intend to list our shares on any securities exchange and do not expect a public market for them to develop in the foreseeable future. Therefore, shareholders should not expect to be able to sell their shares promptly or at a desired price. Beginning with fourth calendar quarter of 2013 and on a quarterly basis thereafter, as approved by the Board of Directors, we intend to offer to repurchase shares of our common stock at a price equal to 90% of our offering price on the date of repurchase. We currently intend to limit the number of shares to be repurchased during any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5.0% in each quarter, though the actual number of shares that we offer to repurchase may be less in light of the limitations noted above. We will offer to repurchase such shares on each date of repurchase at a price equal to 90% of our offering price. For the three months ended March 31, 2015, 5,811 treasury shares were repurchased at $8.775 for the total consideration of $0.05 million. A tender offer was conducted in the second quarter but because proper notifications were not distributed to the shareholders in a timely manner, the offer was extended until July 29, 2015 and therefore the number of shares tendered are not reflected on the June 30, 2015. Please see subsequent events for more information.

The following table reflects certain information regarding the tender offers that we have conducted:

For the Three Months Ended	Repurchase Date	Shares Repurchased	Percent of Shares Tendered that were Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares (‘000s)*
March 31, 2014	March 14, 2014	550	100%	$9.135	$5
June 30, 2014	June 27, 2014	34,025	100%	$9.135	319
September 30, 2014	September 30, 2014	38,482	100%	$9.135	346
December 31, 2014	December 30, 2014	6,061	100%	$8.775	55
March 31, 2015	March 30, 2015	5,811	100%	$8.775	51
June 30, 2015	July 29, 2015**	—	—	$—	—
					$776

*	The difference between increase in treasury capital and aggregate consideration for repurchased shares is allocated to the capital/owners, equity account dealer fees.
**	There were no shares repurchased during the quarter ended June 30, 2015. Additionally, the tender offer date expired on June 30, 2015 but was extended to July 29, 2015 because proper notifications were not distributed to the shareholders timely.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 7. Tender Offer Program  – (continued)

Our quarterly repurchases will be conducted on such terms as may be determined by our Board of Directors, or a committee thereof, in its complete and absolute discretion unless, in the judgment of the independent directors of our Board of Directors, or a committee thereof, such repurchases would not be in the best interests of our stockholders or would violate applicable law. We will conduct such repurchase offers in accordance with the requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the 1940 Act. In months in which we repurchase shares, we will conduct repurchases on a date that we hold a semi-monthly closing for the sale of shares in this offering. Any offer to repurchase shares will be conducted solely through tender offer materials mailed to each stockholder.

Note 8. Distributions

Subject to our board of trustees’ discretion and applicable legal restrictions, we authorize and declare ordinary cash distributions on a semi-monthly basis and pay such distributions on a semi-monthly basis. Any distributions to our shareholders will be declared out of assets legally available for distribution. We may fund our cash distributions to shareholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, and dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies. We have not established limits on the amount of funds we may use from available sources to make distributions.

When we commenced operations, we initiated a policy of declaring semi-monthly distributions at an annual distribution rate of 7.35% per annum of our offering price. We have authorized, declared and paid distributions to our shareholders at that rate on a semi-monthly basis since July 2012. Based upon our current level of operations, we estimate that about 80% of our distributions will constitute a return of capital. Our distributions historically have not been based on our investment performance. Prior to September 2013, our distributions were supported by our Manager in the form of operating expense support payments to us, and a portion of our distributions constituted a return of capital. Since September 2013, we have not had an expense support agreement with our Manager and as a result a greater portion of our distributions have constituted a return of capital. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities.

As of June 30, 2015, the Fund has accrued $0.2 million in stockholder distributions that were unpaid. This amount with record date of June 29, 2015 and paid on July 15, 2015 has been accrued in the June 30, 2015 financial statements. As of December 31, 2014, the Fund accrued $0.2 million in stockholder distributions that were unpaid. This amount, with record date of December 29, 2014 and paid on January 15, 2015 was accrued in the December 31, 2014 financial statements.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 8. Distributions  – (continued)

The following tables reflect the distributions per share paid or payable in cash or with the DRIP on the Fund’s common stock to date (dollars in thousands except per share amounts), as well as the source of the distributions:

Source of Distribution by Cash vs. DRIP:

Period	Per Share	Net Investment Income	Realized Gain From Investments	Return of Capital	Total	Paid in Cash	DRIP
July 12, 2012 – September 30, 2012	$0.183750	$32	$—	$18	$50	$34	$16
October 1, 2012 – December 31, 2012*	0.260750	118	—	82	200	123	77
January 1, 2013 – March 31. 2013*	0.262586	247	47	75	369	221	148
April 1, 2013 – June 30, 2013	0.186504	235	43	27	305	186	119
July 1, 2013 – September 30, 2013	0.186504	244	47	183	474	274	200
October 1, 2013 – December 31, 2013	0.186504	72	258	219	549	345	204
January 1, 2014 – March 31, 2014	0.186504	168	85	379	632	405	227
April 1, 2014 – June 30, 2014	0.186504	372	—	382	754	491	263
July 1, 2014 – September 30, 2014	0.184668	135	29	644	808	511	297
October 1, 2014 – December 31, 2014	0.181452	144	52	748	944	584	360
January 1, 2015 – March 31, 2015	0.179154	153	52	824	1,029	652	377
April 1, 2015 – June 30, 2015	0.179154	705	163	243	1,111	719	392
TOTAL	$2.364034	$2,625	$776	$3,824	$7,225	$4,545	$2,680

*	Includes a special distribution of $0.077 per share.

The following table shows the percentage of our distributions which have been funded from net investment income, realized capital gains and paid in capital since the inception of operations:

Percentage of Distributions by Source:

Period	Per Share	Net Investment Income	Realized Gain From Investments	Return of Capital
July 12, 2012 – September 30, 2012	$0.183750	64%	0%	36%
October 1, 2012 – December 31, 2012	0.260750	59%	0%	41%
January 1, 2013 – March 31. 2013	0.262586	67%	13%	20%
April 1, 2013 – June 30, 2013	0.186504	77%	14%	9%
July 1, 2013 – September 30, 2013	0.186504	51%	10%	39%
October 1, 2013 – December 31, 2013	0.186504	4%	47%	49%
January 1, 2014 – March 31, 2014	0.186504	27%	13%	60%
April 1, 2014 – June 30, 2014	0.186504	46%	0%	54%
July 1, 2014 – September 30, 2014	0.184668	17%	3%	80%
October 1, 2014 – December 31, 2014	0.181467	13%	6%	81%
January 1, 2015 – March 31, 2015	0.179154	15%	5%	80%
April 1, 2015 – June 30, 2015	0.179154	63%	15%	22%

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 8. Distributions  – (continued)

The following table reflects the sources of the distributions on a tax basis that the Fund has paid on its common stock (dollars in thousands) during the six months ended June 30, 2015 and the fiscal years ended December 31, 2014, 2013 and 2012:

Source of Distributions:	Six months ended June 30, 2015		Year ended December 31, 2014		Year ended December 31, 2013		Year ended December 31, 2012
Distributions from net investment income	$858	40.1%	$819	26.1%	$798	47.0%	$150	60.0%
Distributions from realized gains	215	10.0%	166	5.3%	395	23.3%	—	0.0%
Distributions from paid In capital	1,067	49.9%	2,153	68.6%	504	29.7%	100	40.0%
TOTAL	$2,140	100.0%	$3,138	100.0%	$1,697	100.0%	$250	100.0%

There were no distributions paid with borrowings, non-capital gain proceeds from sale of assets, distribution on account of preferred and common equity or expense reimbursement from sponsor.

We expect to continue paying distributions at the same distribution rate, and that a substantial part of those distributions will constitute a return of capital for the foreseeable future. Our distributions will continue to constitute return of capital until our net investment income is sufficient to support our distribution rate, which will probably not occur until our Manager enters into an expense support agreement with us, or our assets increase enough to lower our expense ratio, which we do not expect to occur until we have more than $147 million in assets.

We are in a fund raising stage. As such, we incur offering expenses of 1.5% of the gross offering proceeds. The chart below shows the percentages of distributions from Net Investment Income excluding offering costs:

	Offering Expenses	Net Investment Income excluding offering costs	% Distribution from Net Investment Income excluding offering costs	% Distributions from Realized Gains excluding offering costs	% Distributions from Paid In Capital excluding offering costs
2015	$96	$954	45%	10%	45%
2014	$352	$1,171	37%	5%	58%
2013	$322	$1,120	66%	23%	11%
2012	$142	$292	100%	0%	0%

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 9. Financial Highlights

The following is a schedule of financial highlights for the six months ended June 30, 2015 and 2014:

	For the six months ended June 30, 2015	For the six months ended June 30, 2014
Per share data:
Net asset value, beginning of period	$7.34	$8.70
Results of operations(1)
Net investment income	0.14	0.14
Net realized gain on investments	0.04	0.02
Net unrealized loss on investments	(0.09)	(0.32)
Net increase (decrease) in net assets resulting from operations	0.09	(0.16)
Stockholder distributions(2)
Distributions from net investment income	(0.14)	(0.14)
Distributions from realized gains	(0.04)	(0.02)
Distributions from capital	(0.18)	(0.21)
Net decrease in net assets resulting from stockholder distributions	(0.36)	(0.37)
Capital share transactions
Impact from issuance of common stock(3)	0.19	0.15
Net increase in net assets resulting from capital share transactions	0.19	0.15
Net asset value, end of period	$7.26	$8.32
Shares outstanding at end of period	6,313,300	4,067,009
Total return(5)	2.47%	(0.60)%
Ratio/Supplemental data:
Net assets, end of period (in thousands)	$45,850	$33,823
Average net assets (in thousands)	$42,140	$30,091
Ratio of net investment income to average net assets(4)(7)	4.11%	3.62%
Ratio of operating expenses to average net assets(4)(7)	7.02%	7.51%
Portfolio turnover ratio(6)	33.15%	28.75%

(1)	The per share amounts were derived by using the weighted average shares outstanding during the period. There was no expense waiver and reimbursement for the six months ended June 30, 2015 and 2014.
(2)	The per share data for distributions reflects the actual amount of distributions declared per share during the period.
(3)	The issuance of common stock on a per share basis reflects the incremental net asset value changes as a result of the issuance of shares of common stock in the Fund’s continuous offering.
(4)	The ratios are after giving effect to amounts reimbursed by the Manager under an expense reimbursement agreement. See “Note 4 — Related Party Transactions.” For the six months ended June 30, 2015 and 2014, there was no expense waiver and reimbursement.
(5)	Total return is calculated assuming a purchase of shares at the current net asset value on the first day and a sale at the current net asset value on the last day of the periods reported. Distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the DRIP. For the six months ended June 30, 2015 and 2014, there was no expense reimbursement.
(6)	Portfolio turnover rate is calculated using the lesser of year-to-date sales or purchases over the average of the invested assets at fair value. Not annualized.
(7)	Ratios are annualized based on average net assets using current and prior 3 quarters net assets.

VII PEAKS CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2015
(Unaudited)

Note 10. Subsequent Events

Management of the Fund has evaluated subsequent events in the preparation of the Fund’s financial statements and has determined that no events require recognition or disclosure in the financial statements except for the following:

On July 30, 2015 Relativity Media, LLC filed for chapter 11 bankruptcy. The Fund made a convertible preferred equity investment that is the most senior equity investment in the capital structure. We are working with the company and the management team via our co-optivist approach to restructure the company’s balance sheet through the bankruptcy process.

On August 10, 2015, the Fund received a notice for mandatory full call from Euramax International, Inc. 9.50%. Senior Secured Second Lien debt due June 1, 2018 at par plus accrued interest.

On May 18th, 2015, the Board of Directors approved a tender offer for 214,082 shares of its issued and outstanding common stock, which represents 5% of the weighted average number of shares outstanding for the calendar year ended December 31, 2014. The offer originally expired on June 30, 2015, but because proper notification was not sent to the shareholders in a timely manner, the offer was extended to July 29, 2015. Subsequent to June 30, 2015, the Fund received tender offer requests for 311,937 shares. Since the amount of repurchase requests exceeded the number of shares the Fund would repurchase, the Fund repurchased shares on a pro rata basis. A total of 27 investors requested to tender their shares and each investor received 69% of their request. The offer is for cash at a price equal to 90% of the offering price on July 29, 2015, which was $8.78. The total dollar amount of this tender offer transaction was $1,878,570.

VII PEAKS CAPITAL LLC

SUBSCRIPTION AGREEMENT

The undersigned hereby tenders this subscription and applies for the purchase of the dollar amount of common shares of beneficial interest (the "Shares") of VII Peaks Co-Optivist™ Income BDC II, Inc. (sometimes referred to herein as the "Company"), set forth below.

1. INVESTMENT

☐ Initial Investment *($5,000 minimum)* ☐ Additional Investment *($500 minimum)* ☐ NAV or Net of commission Investment

Subscription Amount $ ____________

2. OWNERSHIP *(Select only one)*

☐ **Individual** ☐ **Joint Tenants with Right of Survivorship** ☐ **Pension Plan** ☐ **Trust** *(Complete Appendix A on page A-5)*

☐ **Non-Profit Organization** ☐ **Corporation or Partnership** *(Complete Appendix B on page A-6)*

☐ **UGMA: State of** _______ ☐ **UTMA: State of** _______ ☐ **Other** *(Specify and include title pages)* ____________

☐ **Custodial Account:** ☐ **IRA** ☐ **SEP/IRA** ☐ **ROTH/IRA** ☐ **OTHER Qualified Acct:** ____________

Custodian Name: ____________ **Account #:** ____________

Custodian Mailing Address: ____________

3. INVESTOR INFORMATION

A. Individual/Beneficial Owners (Trust/Corporation/Partnership)

Name of investing entity			Tax ID Number
First Name	(MI)	Last Name*	Gender (M/F)
Social Security Number*		Date of Birth (MM,DD,YYYY)*	Daytime Phone Number

B. Joint Investor/Minor

First Name	(MI)	Last Name*	Gender (M/F)
Social Security Number*		Date of Birth (MM,DD,YYYY)*	Daytime Phone Number

C. Transfer on death beneficiary *(Individual or Joint Tenant Accounts Only)*

First Name	(MI)	Last Name	Social Security Number	☐ Primary	____%
First Name	(MI)	Last Name	Social Security Number	☐ Primary	____%

4. ADDRESS

A. Investor's Address of Record

Street Address			
City	State	Zip Code	If Non-U.S., Specify Country

B. Investor's Mailing Address *(If different than address of record, above)*

Street Address			
City	State	Zip Code	If Non-U.S., Specify Country

5. DISTRIBUTIONS *(IRA accounts may not direct distributions without the custodian's approval)*

☐ I choose to participate in the Company's DRIP - Distribution Reinvestment Plan.*

________% of Distribution

☐ I choose to have distributions deposited in a checking/savings/IRA/ brokerage account or sent to the custodian for the benefit of the investor.**

________% of Distribution

☐ I choose to have distributions mailed to me at the address listed in section 4.

________% of Distribution

Assign Applicable Percentage / Must Total 100%

** Each investor that elects to have his or her distributions reinvested in VII Peaks Co-Optivist™ Income BDC II, Inc.'s Distribution Reinvestment Plan agrees to notify the Company and the broker-dealer named in this Subscription Agreement in writing at any time there is a material change in his or her financial condition, including failure to meet the minimum income and net worth standards as imposed by the state in which he or she resides.*

*** I authorize the Company or its agent to deposit my distribution to the account indicated below. This authority will remain in force until I notify the Company in writing to cancel it. In the event that the Company deposits funds erroneously into my account, the Company is authorized to debit my account for the amount of the erroneous deposit. I also hereby acknowledge that funds and/or Shares in my account may be subject to applicable abandoned property, escheat or similar laws and may be transferred to the appropriate governmental authority in accordance with such laws, including as a result of account inactivity for the period of time specified in such laws or otherwise. None of the Company, its affiliates, its agents or any other person shall be liable for any property delivered in good faith to a governmental authority pursuant to applicable abandoned property, escheat or similar laws.*

VII 064.06192013

Please attach voided pre-printed check from the below referenced account where funds from distribution are to be sent here **

Name of Financial Institution			Account Type
Mailing Address	City/State	Zip Code	Account Number
Signature of Individual/Trustee/Beneficial Owner (MANDATORY)			ABA Routing Number
			Signature of Joint Owner

6. ELECTRONIC DELIVERY OF REPORTS AND UPDATES *(You will not receive paper mailings)*

In lieu of receiving documents by mail, I authorize the Company to make available on its website at www.viipeaks.com its monthly, quarterly and annual reports, supplements, announcements or other documents required to be delivered to me, as well as any investment or marketing updates, and to notify me via e-mail when such reports or updates are available. Any documents not uploaded and made readily available on the website will be e-mailed to the address identified below. (Any investor who elects the Electronic Delivery option must provide a valid e-mail address, and such investor shall be responsible for notifying the Company in writing should such account relating to the e-mail address be terminated or changed.) The e-mail address for receipt of notifications as outlined above is:

E-mail address	Initials

7. REPRESENTATIONS, WARRANTIES AND COVENANTS OF INVESTOR

Please carefully read and separately initial each of the representations below, as applicable. In the case of joint investors, each investor must initial. Except in the case of fiduciary accounts, you may not grant any person power of attorney to make such representations on your behalf. In order for the Company to accept this Subscription Agreement and as further consideration for such acceptance, I hereby represent and warrant as follows:

SECTIONS a—e BELOW ARE MANDATORY	**Owner *(initials)***	**Joint Owner *(Initials)***
a) I have received the final prospectus (as amended or supplemented as of the date hereof) for VII Peaks Co-Optivist™ Income BDC II, Inc. at least five business days prior to the signing of this subscription agreement.		
b) I have (i) a net worth of at least $250,000 or (ii) a net worth of at least $70,000 and a gross annual income of at least $70,000. (Net worth does not include home, furnishings and personal automobiles.)		
c) I am (we are) purchasing shares for my (our) own account.		
d) I (we) acknowledge that the shares are not liquid, there is no public market for the shares, and I (we) may not be able to sell the shares.		
e) I am either purchasing the shares for my own account, or if I am purchasing shares on behalf of a trust/other entity of which I am trustee or authorized agent, I have due authority to execute this subscription agreement and do hereby legally bind the trust or other entity of which I am trustee or authorized agent.		
f) If I am (we are) a resident of **Alabama**, I (we) certify that I (we) have a net worth of at least 10 times my (our) investment in the Company and other similar programs.		
g) If I am (we are) a resident of **California**, I (we) certify that in addition to the suitability standards above, I (we) must limit my (our) investment in the Company to 10% of my (our) net worth (excluding home, furnishings and automobiles).		
h) If I am (we are) a resident of **Iowa**, I (we) have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, my (our) total investment in the Company shall not exceed 10% of my (our) net worth. Liquid net worth is that portion of an investor's net worth that consists of cash, cash equivalents and readily marketable securities and is exclusive of home, auto and furnishings.		
i) If I am (we are) a resident of **Kansas**, I (we) certify that my (our) aggregate investment in the Company and other non-traded business development companies is not more than 10% of my (our) liquid net worth. Liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.		
j) If I am (we are) a resident of **Kentucky**, I (we) certify that I (we) have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, I (we) certify that my (our) total investment in the Company shall not exceed 10% of my (our) liquid net worth.		
k) If I am (we are) a resident of **Maine**, I (we) certify that my (our) aggregate investment in the Company and other non-traded business development companies is not more than 10% of my (our) liquid net worth.		
l) If I am (we are) a resident of **Massachusetts**, I (we) certify that my (our) aggregate investment in this offering, offerings by other non-traded business development companies and offerings by other non-traded direct participating programs does not exceed, in the aggregate, more than 10% of my (our) liquid net worth. Liquid net worth is that portion of an investor's net worth that consists of cash, cash equivalents and readily available marketable securities.

Owner *(initials)*	Joint Owner *(Initials)*
m) If I am (we are) a resident of **Nebraska**, I (we) certify that in addition to the suitability requirements described above, I (we) have (i) either (a) an annual gross income of at least $100,000 and a net worth of at least $350,000, or (b) a net worth of at least $500,000 (exclusive of home, home furnishings and automobiles); and (ii) maximum investment in this offering will not exceed 10% of the investor's net worth.		
n) If I am (we are) a resident of **New Jersey**, I (we) certify that my (our) aggregate investment in this offering and similar offerings not exceed 10% of my (our) liquid net worth. For this purpose "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.		
o) If I am (we are) a resident of **New Mexico**, I (we) certify that in addition to the suitability standards above, I (we) must limit my (our) investment in the Company and its affiliates to 10% of my (our) net worth.		
p) If I am (we are) a resident of **North Dakota**, I (we) certify that I (we) have a net worth of at least ten times my (our) investment in the Company and its affiliates and that I (we) meet one of the established suitability standards.		
q) If I am (we are) a resident of **Ohio**, I (we) certify that my (our) aggregate investment in this offering, Affiliates of the issuer, and in other non-traded business development companies does not exceed 10% of my (our) liquid net worth. For this purpose "liquid net worth" is defined as that portion of net worth (total assets exclusive of home, home furnishings, and auto-		
r) If I am (we are) a resident of **Oregon**, I (we) certify that in addition to the suitability standards above, I (we) must limit my (our) investment in the Company and its affiliates to 10% of my (our) net worth.		
s) If I am (we are) a resident of **Oklahoma**, I (we) certify that my (our) aggregate investments in the Company is not more than 10% of my (our) net worth (excluding home, home furnishings and automobiles).		
t)) If I am (we are) a resident of **Tennessee**, I (we) certify that in addition to the suitability requirements described above, I (we) have (i) either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $500,000 (exclusive of home, home furnishings and automobiles); and (ii) maximum investment in this offering will not exceed 10% of the investor's net worth.

8. BROKER-DEALER INFORMATION *(All fields mandatory)*

The undersigned confirm on behalf of the Broker-Dealer that they (i) are registered in the state in which the sale of the Shares to the investor executing this Subscription Agreement has been made and that the offering of the Shares is registered for sale in such state; (ii) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (iii) have discussed such investor's prospective purchase of Shares with such investor; (iv) have advised such investor of all pertinent facts with regard to the fundamental risks of the investment, including the lack of liquidity and marketability of the Shares; (v) have delivered a current Prospectus and related supplements, if any, to such investor ; (vi) have reasonable grounds to believe that the investor is purchasing these Shares for his or her own account; and (vii) have reasonable grounds to believe that the purchase of shares is a suitable investment for such investor, that the undersigned will obtain and retain records relating to such investor's suitability for a period of six years, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus and related supplements, if any, that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto and that such investor has an understanding of the fundamental risks of the investment, the background and qualifications of the persons managing the Company and the tax consequences of purchasing and owning Shares.

The undersigned Financial Advisor further represents and certifies that, in connection with this subscription for Shares, he or she has complied with and has followed all applicable policies and procedures under his or her firm's existing ***Anti-Money Laundering Program and Customer Identification Program in accordance with Section 326 of the USA PATRIOT ACT***

Broker-Dealer Firm Name	Financial Advisor Name	
Financial Advisor Mailing Address		
E-Mail Address	Telephone	Rep #
Financial Advisor Signature	Date	
Broker Dealer Supervisor Signature (**MANDATORY**)	Date	

9. INVESTMENT INSTRUCTIONS

☐ **By Wire Transfer:**
Account Name: Phoenix American Financial Services, Inc.
as trustee for VII Peaks Capital, LLC
Account Number: 0 3 2 4 2 5 8 5 0
Routing Number: 1 2 1 1 0 0 7 8 2
Bank Name: Bank of the West
Bank Location: Walnut Creek, CA

☐ **Custodial Accounts:**
Forward this subscription agreement directly to your current custodian of assets.

☐ **By Mail**:
Phoenix American Financial Services, Inc.
Attn: VII PEAKS Co-Optivist Income BDC II Service Team
2401 Kerner Blvd., San Rafael, California 94901
Telephone: 855-889-1778
Facsimile: 415-485-4553

Make all checks payable to:
VII Peaks Co-Optivist Income BDC II, Inc.

(PLEASE DO NOT SUBMIT CASHIERS CHECKS OR MONEY ORDERS)

NOTICE TO STOCKHOLDER OF ISSUANCE OF UNCERTIFICATED SHARES OF COMMON STOCK

Containing the information required by Section 2-221
of the Maryland General Corporation Law

To: Stockholder
From: VII Peaks Co-Optivist™ Income BDC II, Inc.

Shares of Common Stock, $0.001 par value per share

VII Peaks Co-Optivist™ Income BDC II, Inc., a Maryland Corporation (the "Corporation"), is issuing to you, subject to acceptance by the Corporation, the number of shares of its common stock (the "Shares") that correspond to the dollar amount of your subscription as set forth in your subscription agreement with the Corporation. The shares do not have physical certificate. Instead, the Shares are recorded on the books and records of the Corporation, and this notice is given to you of certain information relating to the shares. All capitalized terms not defined herein have the meanings set forth in the Corporation's Charter, as the same may be amended from time to time, a copy of which, including the restrictions on transfer and ownership, will be furnished to each holder of shares of the Corporation on request, and without charge. Requests for such a copy may be directed to the Secretary of Corporation at its principal office.

The Corporation has the authority to issue shares of stock of more than one class. Upon the request of any stockholder, and without charge, the Corporation will furnish a full statement of the information required by section 2-221 of the Maryland General Corporation Law with respect to certain restrictions on ownership and transferability, the designations and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, terms and conditions of redemption of the shares of each class of stock which the Corporation has authority to issue, the differences in the relative rights and preferences between the shares of each series to the extent set , and the authority of the Board of Directors to set such rights and preferences of subsequent series. Such requests must be made to the Secretary of Corporation at its principal office.

B-1

5. BROKER-DEALER INFORMATION

The undersigned confirm on behalf of the Broker-Dealer that they (i) are registered in the state in which the sale of the Shares to the investor executing this Subscription Agreement has been made and that the offering of the Shares is registered for sale in such state; (ii) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (iii) have discussed such investor's prospective purchase of Shares with such investor; (iv) have advised such investor of all pertinent facts with regard to the fundamental risks of the investment, including the lack of liquidity and marketability of the Shares; (v) have delivered a current Prospectus and related supplements, if any, to such investor ; (vi) have reasonable grounds to believe that the investor is purchasing these Shares for his or her own account; and (vii) have reasonable grounds to believe that the purchase of shares is a suitable investment for such investor, that the undersigned will obtain and retain records relating to such investor's suitability for a period of six years, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus and related supplements, if any, that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto and that such investor has an understanding of the fundamental risks of the investment, the background and qualifications of the persons managing the Company and the tax consequences of purchasing and owning Shares.
The undersigned Financial Advisor further represents and certifies that, in connection with this subscription for Shares, he or she has complied with and has followed all applicable policies and procedures under his or her firm's existing ***Anti-Money Laundering Program and Customer Identification Program in accordance with Section 326 of the USA PATRIOT ACT***

Broker-Dealer Firm Name	Financial Advisor Name

Financial Advisor Signature	Date

Broker Dealer or OSJ Supervisor Signature (**MANDATORY**)	Date

6. INVESTMENT INSTRUCTIONS

☐ **By Wire Transfer:**
Account Name: Phoenix American Financial Services, Inc.
as trustee for VII Peaks Capital, LLC
Account Number: 0 3 2 4 2 5 8 5 0
Routing Number: 1 2 1 1 0 0 7 8 2
Bank Name: Bank of the West
Bank Location: Walnut Creek, CA

☐ **Custodial Accounts:**
Forward this subscription agreement directly to your current custodian of assets.

☐ **By Mail:**
Phoenix American Financial Services, Inc.
Attn: VII PEAKS Co-Optivist Income BDC II Service Team
2401 Kerner Blvd., San Rafael, California 94901
Telephone: 855-889-1778
Facsimile: 415-485-4553

Make all checks payable to:
VII Peaks Co-Optivist Income BDC II, Inc.

(PLEASE DO NOT SUBMIT CASHIERS CHECKS OR MONEY ORDERS)

NOTICE TO STOCKHOLDER OF ISSUANCE OF UNCERTIFICATED SHARES OF COMMON STOCK

Containing the information required by Section 2-221
of the Maryland General Corporation Law

To: Stockholder
From: VII Peaks Co-Optivist™ Income BDC II, Inc.

Shares of Common Stock, $0.001 par value per share

VII Peaks Co-Optivist™ Income BDC II, Inc., a Maryland Corporation (the "Corporation"), is issuing to you, subject to acceptance by the Corporation, the number of shares of its common stock (the "Shares") that correspond to the dollar amount of your subscription as set forth in your subscription agreement with the Corporation. The shares do not have physical certifi-cate. Instead, the Shares are recorded on the books and records of the Corporation, and this notice is given to you of certain information relating to the shares. All capitalized terms not defined herein have the meanings set forth in the Corporation's Charter, as the same may be amended from time to time, a copy of which, including the restrictions on transfer and ownership, will be furnished to each holder of shares of the Corporation on request, and without charge. Requests for such a copy may be directed to the Secretary of Corporation at its principal office.

The Corporation has the authority to issue shares of stock of more than one class. Upon the request of any stockholder, and without charge, the Corporation will furnish a full statement of the information required by section 2-221 of the Maryland General Corporation Law with respect to certain restrictions on ownership and transferability, the designations and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, terms and conditions of redemption of the shares of each class of stock which the Corporation has authority to issue, the differences in the relative rights and preferences between the shares of each series to the extent set , and the authority of the Board of Directors to set such rights and preferences of subsequent series. Such requests must be made to the Secretary of Corporation at its principal office.

B-2

You should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, you should not rely upon such information or representation. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth below. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

Up to 75,000,000 Shares of
Common Stock

Securities Offered Through

Axiom Capital Management, Inc.
780 Third Avenue, 43rd Floor
New York, NY 10017-2024
Phone 212-521-3800
Fax 212-521-3869

PROSPECTUS

September 4, 2015

PART C
Other Information

Item 25. Financial Statements And Exhibits

(1) Financial Statements

The following financial statements of VII Peaks Co-Optivist Income BDC II, Inc. are included in Part A of this Registration Statement.

(2) Exhibits

(a)(1)	Articles of Incorporation of VII Peaks-KBR Co-Optivist Income BDC II, Inc. (Incorporated by reference to Exhibit (a)(1) to Amendment No. 1 to registration statement on Form N-2 filed on December 19, 2011)
(a)(2)	Articles of Amendment and Restatement of VII Peaks-KBR Co-Optivist Income BDC II, Inc. (Incorporated by reference to Exhibit (a)(2) to Amendment No. 1 to registration statement on Form N-2 filed on March 1, 2012)
(a)(3)	Second Articles of Amendment and Restatement to Articles of Incorporation of VII Peaks-KBR Co-Optivist Income BDC II, Inc. (Incorporated by reference to Exhibit 3.1 to Form 8-K filed on June 28, 2012)
(a)(4)	Articles of Amendment to Articles of Incorporation of VII Peaks Co-Optivist Income BDC II, Inc. (Incorporated by reference to Exhibit (a) to Form 8-K filed on September 16, 2013)
(b)	Bylaws of the Registrant (Incorporated by reference to Exhibit (b) to Amendment No. 1 to registration statement on Form N-2 filed on December 19, 2011)
(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A and incorporated herein by reference)
(d)	Form of Additional Subscription Agreement (included in the Prospectus as Appendix B and incorporated herein by reference)
(e)	Distribution Reinvestment Plan (Incorporated by reference to Exhibit (e) to Amendment No. 2 to the registration statement on Form N-2 filed on February 15, 2012)

(g)	Investment Advisory Agreement between VII Peaks Co-Optivist Income BDC II, Inc. and VII Peaks Capital, LLC dated August 20, 2013 (Incorporated by reference to Exhibit (g) to Form 8-K filed on August 23, 2013)
(h)(1)	Dealer Manager Agreement between VII Peaks Co-Optivist Income BDC II, Inc. and Axiom Capital Management, Inc. (Incorporated by reference to Exhibit (h) to Form 8-K filed on September 27, 2013)
(h)(2)	Form of Selected Dealer Agreement (Included as Exhibit A to the Dealer Manager Agreement) (Incorporated by reference to Exhibit (h) to Form 8-K filed on September 27, 2013)
(j)	Form of Custody Agreement (Incorporated by reference to Exhibit (j) to Amendment No. 2 to the registration statement on Form N-2 filed on February 15, 2012)
(k)(1)	Administration Agreement between VII Peaks Co-Optivist Income BDC II, Inc. and VII Peaks Capital, LLC dated February 24, 2014 (Incorporated by reference to Exhibit 10.1 to Form 8-K filed on February 26, 2014)
(k)(2)	License Agreement between VII Peaks Capital, LLC, VII Peaks-KBR BDC Advisor II, LLC and VII Peaks Co-Optivist Income BDC II, Inc. (Incorporated by reference to Exhibit (k)(2) to Amendment No. 2 to the registration statement on Form N-2 filed on February 15, 2012)
(l)	Opinion of Davis Gillett Mottern & Sims, LLC
(n)(1)	Consent of Independent Registered Public Accounting Firm
(n)(2)	Consent of Davis Gillett Mottern & Sims, LLC (incorporated by reference to Exhibit (l) herein)
(r)	Code of Ethics (Incorporated by reference to Exhibit (r) to Amendment No. 2 to the registration statement on Form N-2 filed on February 15, 2012)

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses Of Issuance And Distribution

SEC registration fee	$87,075
FINRA filing fee	$75,500
Accounting fees and expenses*	$200,000
Blue Sky expenses*	$150,000
Legal fees and expenses*	$750,000
Printing and engraving*	$300,000
Advertising and sales*	$5,000,000
Due Diligence*	$250,000
Total	$6,812,575

*	Estimated amounts.

Item 28. Persons Controlled By Or Under Common Control

Not applicable.

Item 29. Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant’s common stock at July 31, 2015.

Title of Class	Number of Record Holders
Common stock, $0.001 par value	1,611

Item 30. Indemnification

The information contained under the heading “Description of Our Securities” is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

The Registrant has agreed to indemnify the underwriters against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

Item 31. Business and Other Connections Of Advisor

A description of any other business, profession, vocation or employment of a substantial nature in which our Manager, and each managing director, director or executive officer of our Manager, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “The Investment Adviser.” Additional information regarding our Manager and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-71553), and is incorporated herein by reference.

Item 32. Location Of Accounts And Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1)	the Registrant;
(2)	the Transfer Agent;
(3)	the Custodian;
(4)	the Investment Adviser; and
(5)	the Administrator.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We do hereby undertake:

(1)	to suspend the offering of shares until the prospectus is amended if (i) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement, or (ii) our net asset value increases to an amount greater than our net proceeds as stated in the prospectus;

(2)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(3)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;
(4)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and
(5)	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and
(6)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities. The undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser.
(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act [17 CFR 230.497];
(ii)	the portion of any advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 10 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orinda, and the State of California, on the 4th day of September, 2015.

VII Peaks Co-Optivist Income BDC II, Inc.

By:	/s/ Gurpreet S. Chandhoke Name: Gurpreet (Gurprit) S. Chandhoke Title: Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)

POWER OF ATTORNEY

The undersigned directors and officers of VII Peaks Co-Optivist Income BDC II, Inc. hereby constitute and appoint Gurpreet S. Chandhoke and Joseph Doncheski and each of them with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below this Registration Statement on Form N-2 and any and all amendments thereto, including post-effective amendments to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and thereby ratify and confirm that all such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 10 to the Registration Statement has been signed by the following persons in the capacities set forth below. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Name	Title	Date
/s/ Gurpreet S. Chandhoke Gurpreet (Gurprit) S. Chandhoke	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)	September 4, 2015
/s/ Michelle Kleier Michelle Kleier	Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	September 4, 2015
/s/ Stephen Shea Stephen Shea	Interested Director	September 4, 2015
Jeya Kumar		September 4, 2015
* Amit Mahajan	Independent Director	September 4, 2015
* Robert Winspear	Independent Director	September 4, 2015

*	Signed by Gurpreet S. Chandhoke pursuant to a power of attorney signed by the Director and filed as part of Amendment No. 2 to the registration statement filed on February 15, 2012.